
nelnet
EDUCATION PLANNING
& FINANCING

2011 | Annual Report









Dear Shareholders,

Since we opened our doors in 1978, we've focused on education. **It's why we exist**—to make educational dreams possible.

How do we accomplish this mission? By living out our core values:

- Customers are No. 1
- Create an environment in which associates can do what they do best
- Build a diversified education services company
- Maintain open, honest communication
- Give back to our communities

What do we do? We provide innovative educational services in loan servicing, payment processing, education planning, and asset management. These products and services help students and families plan, prepare, and pay for their education, while making administrative and financial processes more efficient for schools and financial institutions.

We support more than 2,400 colleges and universities in their goal to recruit and retain students, and help students and families research, find, and apply to schools that match and encourage their educational and career goals. We provide customer service for nearly 5 million student loan borrowers and indirectly serve an additional 10 million borrowers on our hosted student loan servicing solution. We provide services that allow 4,800 private and faith-based K-12 schools and approximately 650 colleges and universities to easily evaluate and manage grants, financial aid, and donations for their institution. In addition, those schools overcome affordability concerns with our tuition payment plans and convenient online payment options, helping more than 1.5 million families.

By encouraging students of all ages to accomplish their educational goals, we make a distinct impact on the quality of life in our communities and beyond. We help families set up payment plans to make education more affordable, support families' efforts to successfully plan for college, explain options to make it easier to pay back student loans, and simply answer borrower questions. Every interaction we have with a customer impacts their educational experience, and I am proud to be a part of it.

Nelnet's Core

Payment Processing

- Tuition payment plans, online payment processing
- Primary markets: K-12 and post-secondary
- Serve 4,800 K-12 schools
- Work with 650 colleges and universities

Competitive advantages
Market leader, technology solution, high customer retention, strong history

Asset Management

- Manage $24 billion in net student loan assets
- Purchased $2.8 billion in FFELP loans in 2011

Competitive advantages
Substantially all of Nelnet's federal student loans are financed for the life of the loan at rates the company currently believes will generate significant future cash flow.

Loan Servicing

- FFELP, Direct, and private loan servicing, guaranty servicing and support, servicing software
- Primary markets: Government and guarantors
- Service over $76 billion in total loan volume for nearly 5 million borrowers

Competitive advantages
Cost efficiency, economies of scale, scalable platform

Education Planning

- Interactive marketing, content management, and list management
- Primary markets: Higher education and government
- Work with 2,400 higher education institutions
- Process 6 million student inquiries annually

Competitive advantages
Product offerings, Peterson's brand name, growth potential

// Financial Results

In 2011, we reported base net income[1] of $4.72 per share. This year's outstanding financial performance was driven by continued low interest rates, sound portfolio management, and growth of our core businesses.

Our per-share book value with dividends increased 20% in 2011. Over the last eight years, since we've taken the company public, Nelnet's per-share book value has grown from $5.70 to $22.62.

Nelnet's Corporate Performance vs. the S&P 500

Annual Percentage Change

	2004	2005	2006	2007	2008	2009	2010	2011	CAGR
Per-Share Book Value with Dividends Included	49.3	42.4	3.4	(7.3)	6.2	22.5	19.9	19.6	**18.2%**
S&P 500 with Dividends Included	10.9	4.9	15.8	5.5	(37.0)	26.5	15.1	2.1	**3.6%**
Relative Results	38.4	37.5	(12.4)	(12.8)	43.2	(4.0)	4.8	17.5	**14.6%**

1 "Base net income" is GAAP net income excluding derivative market value and foreign currency adjustments, and amortization of intangible assets. A description of "base net income" and a reconciliation of GAAP net income to "base net income" can be found in supplemental financial information online at www.nelnetinvestors.com.

// Our 2011 Objectives

1. **Grow our core:** Our loan servicing and payment processing segments had a good 2011. We increased the number of borrowers who we provide customer service for on behalf of the Department of Education (Department) by more than 8 percent—to 3 million. In total, by the end of the year, we serviced more than $76 billion of Department-owned and Federal Family Education Loan Program student loans for nearly 5 million borrowers.

   In 2011, we successfully maximized the value of our $24 billion student loan portfolio. Throughout the year, we bought $0.9 billion in student loans and $1.9 billion in student loan residuals. With the addition of these loans and the low interest rate environment, we expect to generate more than $1.8 billion in future cash flow from our student loan portfolio, adding to the more than $340 million of cash flow created in 2011.

   Our payment processing business also saw another consistent year of growth, adding more than 700 K-12 schools to its market-leading customer total and increasing revenue by more than 13 percent to $68 million.

   Our college planning and enrollment services business had a tougher year. Our interactive marketing revenue was affected by new regulations that have caused for-profit schools to decrease their marketing spending and, in some cases, reduce their enrollment. These regulations have also increased our cost of compliance to provide qualified student inquiries to colleges and universities. In addition, our publishing business continued to be challenged by industry trends that have decreased book sales. As a result of these struggles, revenue for this segment decreased by 7 percent in 2011; however, through cost management, we were able to grow base net income slightly.

2. **Enhance the customer experience:** Throughout 2011, we focused on reevaluating the customer experience. Nelnet Business Solutions (NBS), our business segment focusing on payment processing and campus commerce, continues to deliver outstanding customer service, with its customer engagement scores exceeding over 96% for the fifth year in a row.

   Unfortunately, we discovered that many of the other experiences we were providing to our customers were not consistently at the high levels we expected.

   In loan servicing, the Department measures our performance with quarterly satisfaction scores and default metrics. The results of these surveys determine the number of new borrowers we will provide customer service for on behalf of the Department during the next academic year. During the first two years of the contract, our results have been unacceptable—finishing fourth of four servicers in both years. Over the last six months, we have worked diligently to improve the service we provide to borrowers, schools, and the Department, and to reduce the number of loans that default. We increased Customer Interaction Center (borrower call center) hours to 24/7 and continue to improve our communications and Web experience to help borrowers find what they need and be able to manage their account anytime, anywhere. We just received the second fiscal quarter rankings, and we were ranked No. 1 overall for the quarter for the first time. With our goal to provide the best service to our customers and consistently be the No. 1-ranked student loan servicer for the Department of Education, we continue to make business decisions that will bring improvements in this area.

3. **Drive diversification:** In 2011, we implemented some significant new services based on our core competencies. In October, Affiliated Computer Services (ACS), a Xerox Company, converted 9.6 million student loan borrowers onto our hosted student loan servicing solution. This is a major achievement, as it provides new revenue that leverages our loan servicing and technology strengths and represents the largest conversion of a student loan portfolio in history. We also started a registered investment advisor, Whitetail Rock, which specializes in student loan Asset-Backed Securities and already has more than $500 million under management. Banks make up Whitetail Rock's largest concentration of customers.

4. **Operate with financial discipline:** Three years ago, we were weighed down by more than $1 billion in corporate debt. Because of our strong financial performance and financial discipline, today we have $40 million drawn on our credit line, and we have cash to pay it off at any time. We also entered into a new line of credit of $250 million for the next four years with five strategic relationship banks. With reduced debt, along with significant cash flow from our student loan portfolio and operations, we have flexibility to serve our customers, make well-considered decisions for the long term, and invest in new opportunities.

5. **Foster a culture of greatness and high performance:** We work hard to create an environment in which associates can continue to do what they do best and advance their careers. One way we measure success is through our annual Associate Engagement Survey. We are pleased to report that our engagement levels are significantly above the levels of high-performing companies across the country. Our associates say Nelnet is a great place to focus on their career, encourages their professional development, and cares about their health and well-being. We are proud to provide one of the nation's best wellness programs to support associates as they work toward healthier, more fulfilling lives.

// The Future of Nelnet

As we reflect on all we learned in 2011, several key opportunities for improvement and growth are clear. In 2012, we will continue to improve in many areas that we began enhancing in 2011, and we'll add a fresh objective regarding security and risk management:

1. **Improve the customer experience:** Our No. 1 value at Nelnet has always been improving the customer experience. For the first two years, our rankings on the government contract were unacceptable, and we are dedicated to refocusing on the customer and continuing to look for ways to improve every interaction our customers have with us.

2. **Grow and extend our core:** We have opportunities to grow each of our core businesses: loan servicing, payment processing, education planning, and asset management. We can strengthen and expand our current customer relationships and find new ways to add value by leveraging our core competencies.

3. **Continue to operate with financial discipline:** We have a number of investment options; however, we will be strategic and disciplined regarding which opportunities to pursue. Our book value now exceeds $1 billion, and we expect to generate significant future cash flow from our student loan portfolio. Over time this will open new opportunities for us to prudently invest our capital.

4. **Foster a culture of greatness and high performance:** As a performance-based organization that rewards results and excellence, we will continue to create a great place to work where associates' careers match their talents and offer opportunities to learn, grow, and enhance their total well-being—physically, financially, professionally, and personally.

5. **Focus on security and risk management:** Our operations rely on stable and secure processing, transmission, and storage of confidential information within computer systems and networks. Although we believe we have robust change management and information security procedures and controls, cyber security, system stability, and the continued development and enhancement of our training, controls, audit procedures, processes, and practices remain a priority.

// Our Fair-Value Approach

We have included our perspective on fundamental value in all of our annual reports as a public company. As we hope you know, we feel strongly about these concepts, as reiterated below:

We believe in conservative and transparent accounting policies. We have never used gain-on-sale accounting. Rather, we have always recorded all assets and liabilities on our balance sheet. This is both transparent and conservative because it does not result in the front-loading of revenues. We recognize income as it is generated, and thus, there is no residual risk associated with the figures reported on our income statement or residuals included in our equity reported on our balance sheet.

It is our goal for each Nelnet shareholder to record a gain or loss in market value proportional to the gain or loss in per-share fundamental value recorded by the company. To achieve this goal, we strive to maintain a one-to-one relationship between the company's fundamental value and the market price. As that implies, we would rather see Nelnet's stock price at a fair level than at an inflated level. Our fair value approach may not be preferred by all investors, but we believe it aligns with our long-term approach to both our business model and market value.

Shareholder Value

(Dollars in millions, except share data)

		2003	2004	2005	2006	2007	2008	2009	2010	2011	CAGR 2003-11
Shareholders' Equity	$	305	456	649	672	609	643	785	907	1,066	16.9%
Tangible Shareholders' Equity		294	439	406	319	331	391	587	751	921	15.3%
Book Value per Common Share		5.70	8.50	12.03	12.79	12.31	13.05	15.73	18.75	22.62	21.8%
Tangible Book Value per Common Share		5.48	8.19	7.52	6.07	6.70	7.93	11.77	15.53	19.53	19.9%

// A Lasting Impact on Our Communities

As a company, we raised more than $315,000 during our 2011 pacesetter United Way campaign—the largest contribution we have ever achieved for this organization. We also had another record number of mentoring volunteers in Lincoln, Nebraska, through TeamMates and, as always, dozens of Junior Achievement (JA) volunteers across the country who continue enhancing the financial education of America's youth. In addition, our associates participated in many other fundraisers and small group service events to give back in the areas where they live and work.

In 2012, Nelnet will continue to fund the Nelnet Foundation with $3 million. It remains our commitment to contribute annually to the Nelnet Foundation, in additional to a number of other charitable and civic activities. One of the Foundation's larger projects is the Learn to Dream Scholarship Program, which helped and inspired more than 400 students to graduate from Lincoln high schools and move toward post-secondary education. For a community that graduates 2,500 to 3,000 students a year, a 10 percent increase in those exploring additional education has a material positive impact on the community for years to come, and we are pleased to be a part of it.

We are very proud of the Nelnet associates who gave time and money—or both—back to our communities, and we have great respect for our teams of associates and the talent and passion that they bring to their careers every day. Time and time again, they rise to the challenges and opportunities that help Nelnet serve our customers, making Nelnet a great place to work. They are truly responsible for any success that we have—thank you to our team members for all they do.

Sincerely,

Mike Dunlap

Mike Dunlap
Nelnet Chairman and CEO



10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _to_.

COMMISSION FILE NUMBER 001-31924

NELNET, INC.
(Exact name of registrant as specified in its charter)

NEBRASKA	**84-0748903**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
121 SOUTH 13TH STREET, SUITE 201 **LINCOLN, NEBRASKA**	**68508**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (402) 458-2370

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
TITLE OF EACH CLASS: Class A Common Stock, Par Value $0.01 per Share
NAME OF EACH EXCHANGE ON WHICH REGISTERED: New York Stock Exchange
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the registrant's voting common stock held by non-affiliates of the registrant on June 30, 2011 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing sale price of the registrant's Class A Common Stock on that date of $22.06 per share, was $600,914,599. For purposes of this calculation, the registrant's directors, executive officers, and greater than 10 percent shareholders are deemed to be affiliates.

As of January 31, 2012, there were 35,638,834 and 11,495,377 shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share, outstanding, respectively (excluding 11,317,364 shares of Class A Common Stock held by wholly owned subsidiaries).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed for its 2012 Annual Meeting of Shareholders, scheduled to be held May 24, 2012, are incorporated by reference into Part III of this Form 10-K.

NELNET, INC.
FORM 10-K
TABLE OF CONTENTS
December 31, 2011

PART I

Item 1.	Business	3
Item 1A.	Risk Factors	13
Item 1B.	Unresolved Staff Comments	24
Item 2.	Properties	24
Item 3.	Legal Proceedings	25
Item 4.	Mine Safety Disclosures	25

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	26
Item 6.	Selected Financial Data	29
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	30
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	77
Item 8.	Financial Statements and Supplementary Data	84
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	84
Item 9A.	Controls and Procedures	85
Item 9B.	Other Information	86

PART III

Item 10.	Directors, Executive Officers, and Corporate Governance	87
Item 11.	Executive Compensation	87
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	87
Item 13.	Certain Relationships and Related Transactions and Director Independence	87
Item 14.	Principal Accounting Fees and Services	87

PART IV

Item 15.	Exhibits and Financial Statement Schedules	88
Signatures		94

This report contains forward-looking statements and information that are based on management's current expectations as of the date of this document. Statements that are not historical facts, including statements about the Company's plans and expectations for future financial condition, results of operations or economic performance, or that address management's plans and objectives for future operations, and statements that assume or are dependent upon future events, are forward-looking statements. The words "may," "should," "could," "would," "predict," "potential," "continue," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate," "assume," "forecast," "will," and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements.

The forward-looking statements are based on assumptions and analyses made by management in light of management's experience and its perception of historical trends, current conditions, expected future developments, and other factors that management believes are appropriate under the circumstances. These statements are subject to known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results and performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, the risks and uncertainties set forth in "Risk Factors" and elsewhere in this report, and include such risks and uncertainties as:

- risks related to the Company's student loan portfolio, such as interest rate basis and repricing risk resulting from the fact that the interest rate characteristics of the Company's student loan assets do not match the interest rate characteristics of the funding for those assets, the risk of loss of floor income on certain student loans originated under the Federal Family Education Loan Program (the "FFEL Program" or "FFELP") of the U.S. Department of Education (the "Department"), risks related to the use of derivatives to manage exposure to interest rate fluctuations, and potential losses from loan defaults, changes in prepayment rates, guaranty rates, loan floor rates, and credit spreads;

- risks related to the Company's funding requirements, including the Company's ability to maintain credit facilities or obtain new facilities, the ability of lenders under the Company's credit facilities to fulfill their lending commitments under these facilities, the Company's ability to satisfy debt obligations secured by student loan assets and related collateral, and changes in the general interest rate environment and in the securitization markets for education loans, which may increase the costs or limit the availability of financings necessary to purchase, refinance, or continue to carry education loans;

- risks from changes in the student loan and educational credit and services marketplace resulting from the implementation of, or changes in, applicable laws, regulations, and government programs, including the discontinuance of private sector student loan originations under the FFEL Program effective July 1, 2010, and new regulations effective July 1, 2011 that could affect enrollment at for-profit schools, the uncertain nature of the potential impact of the Department's new loan consolidation initiative or similar consolidation programs, and the Company's ability to maintain or increase volumes under its loan servicing contract with the Department to service federally-owned student loans and to comply with servicing agreements with third-party customers for the service of loans under the Federal Direct Loan and FFEL Programs;

- risks from changes in the demand or preferences for educational financing and related services by educational institutions, students, and their families;

- uncertainties inherent in forecasting future cash flows from student loan assets and related asset-backed securitizations;

- risks associated with litigation, complex government regulations, changes in general economic conditions (which have recently led to higher rates of student loan defaults), changes in credit market conditions, and related party transactions; and

- uncertainties inherent in the estimates and assumptions about future events that management is required to make in the preparation of the Company's consolidated financial statements.

All forward-looking statements contained in this report are qualified by these cautionary statements and are made only as of the date of this document. Although the Company may from time to time voluntarily update or revise its prior forward-looking statements to reflect actual results or changes in the Company's expectations, the Company disclaims any commitment to do so except as required by securities laws.

PART I.

ITEM 1. BUSINESS

Overview

Nelnet, Inc. (the "Company") is an education services company focused primarily on providing fee-based processing services and quality education-related products and services in four core areas: loan financing, loan servicing, payment processing, and enrollment services (education planning). These products and services help students and families plan, prepare, and pay for their education and make the administrative and financial processes more efficient for schools and financial organizations. In addition, the Company earns interest income on a portfolio of federally insured student loans. Substantially all revenue from external customers is earned, and all long-lived assets are located, in the United States.

The Company was formed as a Nebraska corporation in 1977 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the FFEL Program (a detailed description of the FFEL Program is included in Appendix A to this report).

On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act of 2010"). Effective July 1, 2010, this law prohibits new loan originations under the FFEL Program and requires that all new federal loan originations be made through the Federal Direct Loan Program. The new law does not alter or affect the terms and conditions of existing FFELP loans.

As a result of the Reconciliation Act of 2010, the Company no longer originates new FFELP loans. In addition, interest income on the Company's existing FFELP loan portfolio, as well as fee-based revenue from guarantee and third-party FFELP servicing and education loan software licensing and consulting fees related to the FFEL Program, will decline over time as the Company's and the Company's third-party lender clients' FFELP loan portfolios are paid down.

To reduce its reliance on interest income on student loans, the Company has significantly diversified and increased its fee-based education-related services.

Customers

The Company serves several different groups of customers, including:

- Students and families
- Colleges and universities, specifically financial aid, business, and admissions offices
- Private, faith-based, and other K-12 schools
- Lenders, servicers, and state agencies in education finance
- Government entities

An increase in the size of the education market generally increases the demand for the Company's products and services. As shown in the chart below, total student enrollment is projected to continue to grow for many years. An increasing number of students are pursuing a higher education, often with the help of financial aid by the federal government, for whom the Company services loans. In addition, as the education market continues to grow, often with budget and funding concerns, schools at all levels have an increasing need to become more efficient, offer consistent and quality services, and recruit and retain students.



Total Student Enrollment (millions)(1)
90
80
70
60
50
40
30
20
10
0
47
53
55
59
14
16
20
23
61
69
75
82
PK - 12
Higher Ed
Total
1990
2000
2009
2019 (Projected)

(1) Source: Digest of Education Statistics 2010, National Center for Education Statistics, U.S. Department of Education, April 2011, NCES 2011-015

Operating Segments

The Company operates as four distinct operating segments with several different brands. The Company's operating segments offer a broad range of services designed to simplify education planning and financing for students and families and the administrative and financial processes for schools and financial institutions. The Company's operating segments are:

- Student Loan and Guaranty Servicing
  - Referred to as Nelnet Diversified Solutions ("NDS")
  - Focuses on student loan servicing, student loan servicing-related technology solutions, and outsourcing services for guaranty agencies
  - Includes the brands Nelnet Loan Servicing, Firstmark Services, Nelnet Guarantor Solutions, and 5280 Solutions

- Tuition Payment Processing and Campus Commerce
  - Commonly known as Nelnet Business Solutions ("NBS")
  - Focuses on tuition payment plans and online payment processing
  - Includes the brand FACTS Management

- Enrollment Services
  - Commonly called Nelnet Enrollment Solutions ("NES")
  - Focuses on education planning and enrollment-related services, including interactive marketing
  - Includes the brands CUnet, Peterson's, EssayEdge, Sparkroom, and Student Marketing Group

- Asset Generation and Management
  - Includes the acquisition and management of the Company's student loan assets

Segment Operating Results

The Company's operating segments are defined by the products and services they offer or the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. Management evaluates the Company's generally accepted accounting principles ("GAAP") based financial information as well as operating results on a non-GAAP performance measure referred to as "base net income." Management believes "base net income" provides additional insight into the financial performance of the core operations. For further information, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company includes separate financial information about its operating segments, including revenues, net income or loss, and total assets for each of the Company's segments, for the last three fiscal years in note 14 of the notes to the consolidated financial statements included in this report.

Fee-Based Operating Segments

Student Loan and Guaranty Servicing

The five primary service offerings of this operating segment and each offering's percentage of total Student Loan and Guaranty Servicing revenue during 2011 are as follows:

- Servicing FFELP loans (39%)
- Servicing federally-owned student loans for the Department of Education (21%)
- Originating and servicing non-federally insured student loans (4%)
- Servicing and outsourcing services for guaranty agencies (26%)
- Providing student loan servicing software and other information technology products and services (10%)

The following chart summarizes the Company's loan servicing volume (dollars in millions):



Government Servicing
Private Servicing
FFELP Servicing
$75,000
$50,000
$25,000
$-
Dec 31, 09
Mar 31, 10
Jun 30, 10
Sep 30, 10
Dec 31, 10
Mar 31, 11
Jun 30, 11
Sep 30, 11
Dec 31, 11
$37,550
$3,439
$1,722
$32,388
$42,989
$8,241
$1,769
$32,979
$47,630
$12,863
$1,740
$33,027
$55,680
$21,792
$1,783
$32,105
$61,477
$30,286
$1,791
$29,400
$67,965
$37,316
$1,848
$28,801
$68,974
$38,827
$1,819
$28,328
$74,488
$44,579
$1,920
$27,989
$76,119
$46,115
$1,931
$28,073

	Dec 31, 09	Mar 31, 10	Jun 30, 10	Sep 30, 10	Dec 31, 10	Mar 31, 11	Jun 30, 11	Sep 30, 11	Dec 31, 11
Company owned	$23,139	$24,378	$26,351	$26,183	$23,727	$23,249	$22,757	$22,503	$22,650
% of Total	61.6%	56.7%	55.3%	47.0%	38.6%	34.2%	33.0%	30.2%	29.8%
Number of borrowers:									
Government servicing:	441,913	1,055,896	1,530,308	2,510,630	2,804,502	2,814,142	2,666,183	2,966,706	3,036,534
FFELP servicing:	2,311,558	2,327,016	2,329,150	2,227,288	1,912,748	1,870,538	1,837,272	1,812,582	1,799,484
Total:	2,753,471	3,382,912	3,859,458	4,737,918	4,717,250	4,684,680	4,503,455	4,779,288	4,836,018

As discussed previously under "Overview," due to the Reconciliation Act of 2010, FFELP servicing revenue generated from guarantee and third-party FFELP servicing and education loan software licensing and consulting fees related to the FFEL Program will decline over time as the Company's and the Company's third-party lender clients' FFELP loan portfolios are paid down. However, these decreases will be partially offset by the increase in revenue earned by the Company for servicing loans for the Department. In addition, the Company currently offers a hosted servicing software solution that can be used by third-parties to service various types of student loans including Federal Direct Loan Program and FFEL Program loans.

The following provides an overview of each service offering included in this operating segment.

Servicing FFEL Program loans

The Student Loan and Guaranty Servicing operating segment provides for the servicing of the Company's student loan portfolio and the portfolios of third parties. The loan servicing activities include loan conversion activities, application processing, borrower updates, payment processing, due diligence procedures, funds management reconciliations, and claim processing. These activities are performed internally for the Company's portfolio in addition to generating external fee revenue when performed for third-party clients.

The Company's student loan servicing division uses proprietary systems to manage the servicing process. These systems provide for automated compliance with most of the federal student loan regulations adopted under Title IV of the Higher Education Act of 1965, as amended (the "Higher Education Act").

The Company serviced FFELP loans on behalf of approximately 60 third-party servicing customers as of December 31, 2011. The Company's FFELP servicing customers include national and regional banks, credit unions, and various state and non-profit secondary markets. The majority of the Company's external FFELP loan servicing activities are performed under "life of loan" contracts. Life of loan contract servicing essentially provides that as long as the loan exists, the Company shall be the sole servicer of that loan; however, the agreement may contain "deconversion" provisions where, for a fee, the lender may move the loan to another servicer. In recent years, the Company has experienced a reduction of third-party servicing customers and servicing volume as customers shift volume to another service provider or exit the FFEL Program completely.

Servicing federally-owned student loans for the Department of Education

In June 2009, the Company was one of four private sector companies awarded a student loan servicing contract by the Department of Education to provide additional servicing capacity for loans owned by the Department. These loans include Federal Direct Loan Program loans originated directly by the Department and FFEL Program loans purchased by the Department. The Company earns a monthly fee from the Department for each unique borrower who has loans owned by the Department and serviced by the Company. The contract spans five years (through June 2014), with one five-year renewal at the option of the Department. In September 2009, the Department began assigning purchased FFELP loans to the four servicers. Beginning with the second year of servicing in June 2010, the Department began allocating new loan volume among the four servicers based on five performance metrics.

- Three metrics measure the satisfaction among separate customer groups, including borrowers, financial aid personnel at postsecondary schools participating in the federal student loan program, and Federal Student Aid and other federal agency personnel or contractors who work with the servicers.

- Two performance metrics measure the success of default prevention efforts as reflected by the percentage of borrowers and percentage of dollars in each servicer's portfolio that go into default.

Based on the second year of survey results, the Company is currently being allocated 16% of the new loan volume originated by the Department for the period from August 15, 2011 through August 14, 2012 (the third year of the servicing contract). The Department projected an estimated 4.1 million new borrowers in total who will be allocated to the four servicers during the third year of this contract.

Management believes it is important to provide exceptional customer service at a reasonable price in order to increase the Company's servicing volume; therefore, the Company has focused and will continue to focus heavily on customer service-related projects, default management activities, efficiencies, and technology development to improve its allocation in future years of the contract.

Originating and servicing non-federally insured student loans

The Student Loan and Guaranty Servicing operating segment provides origination and servicing activities for non-federally insured loans. Although similar in terms of activities and functions (i.e., disbursement processing, application processing, payment processing, statement distribution, and reporting), non-federally insured loan servicing activities are not required to comply with provisions of the Higher Education Act and may be more customized to individual client requirements. The Company serviced non-federally insured loans on behalf of approximately 20 third-party servicing customers as of December 31, 2011.

Servicing and outsourcing services for guaranty agencies

The Student Loan and Guaranty Servicing operating segment provides servicing support for guaranty agencies, which are the organizations that serve as the intermediary between the U.S. federal government and FFELP lenders, and are responsible for paying the claims made on defaulted loans. The Department has designated 32 guarantors that have been formed as either state agencies or non-profit corporations that provide FFELP guaranty services in one or more states. Approximately half of these guarantors contract externally for operational or technology services. The services provided by the Company include providing software and data center services, borrower and loan updates, default aversion tracking services, claim processing services, and post-default collection services.

The Company's three guaranty servicing customers include Tennessee Student Assistance Corporation, College Assist (which is the Colorado state-designated guarantor of FFELP student loans), and the National Student Loan Program.

Providing student loan servicing software and other information technology products and services

The Student Loan and Guaranty Servicing operating segment provides student loan servicing software, which is used internally by the Company and licensed to third-party student loan holders and servicers. This software system has been adapted so that it can be offered as a hosted servicing software solution that can be used by third-parties to service various types of student loans including Federal Direct Loan Program and FFEL Program loans. The Company earns a monthly fee from its remote hosting customers for each unique borrower on the Company's platform. As of December 31, 2011, 9.6 million borrowers were hosted on the Company's hosted servicing software solution platforms. In addition, this operating segment provides information technology products and services, with core areas of business in educational loan software solutions, technical consulting services, and enterprise content management solutions.

The Company's clients within the education loan marketplace include large and small financial institutions, secondary markets, loan originators, and loan servicers. A significant portion of the software and technology services business was dependent on the existence of and participants in the FFEL Program. The elimination of the FFEL Program reduced education loan software licensing opportunities and related consulting fees received from lenders using the Company's software products and services. However, the Company has leveraged its efficient, scalable, and compliant software to be used in servicing FFELP and Federal Direct Loan Program loans to provide software hosting services to third-parties, including the non-profit organizations that may service Federal Direct Loan Program loans for the Department as allowed per the provisions of the Reconciliation Act of 2010. Management believes the increase in hosted software servicing revenue will exceed the decrease of software services revenue earned from other FFELP products and services.

<u>Competition</u>

The Company's scalable servicing platform allows it to provide compliant, efficient, and reliable service at a low cost, giving the Company a competitive advantage over others in the industry for all of this segment's services, which are discussed below.

Loan servicing

The principal competitor for existing and prospective FFELP and non-federally insured student loan servicing business is SLM Corporation, the parent company of Sallie Mae. Sallie Mae is the largest for-profit provider of servicing functions, as well as one of the largest service providers of non-federally insured student loans.

With the elimination of the FFEL Program, four servicers, including the Company, were named by the Department as servicers of federally owned loans. The three competitors for gaining future servicing volume from the Department are Great Lakes Educational Loan Services Inc. ("Great Lakes"), Pennsylvania Higher Education Assistance Agency ("PHEAA"), and Sallie Mae.

In addition, non-profit organizations may also service loans for up to 100,000 borrower accounts on behalf of the Department beginning the first quarter of 2012. The ability of the non-profit organizations to retain or increase their borrower accounts will depend on their ability to maintain compliance and meet performance requirements under their agreement with the Department. The non-profit organizations will have their performance measured by the Department using the same performance metrics as described previously for the four private sector companies awarded a servicing contract in June 2009. If a non-profit organization servicing score is equal to or higher than that of the lowest score for each of the four incumbent Federal Direct Loan Program servicers for each of the five performance metrics, the non-profit organization will be allowed to compete with the current Federal Direct Loan Program servicers for a percentage of new borrowers for the next allocation year.

Guaranty servicing

With the elimination of the FFEL Program, these services will continue for agencies' existing portfolios; however, no new portfolios will be created. The Company currently anticipates to continue to serve its existing guaranty customers as their portfolios pay down but does not expect to increase the number of its guaranty servicing customers.

Software and technology

The Company is one of the leaders in the education loan software processing industry. Many lenders in the FFEL Program utilize the Company's software either directly or indirectly. Management believes the Company's competitors in this segment are much smaller than the Company and do not have the depth of knowledge or products offered by the Company. The Company's primary method of competition in this segment is based on its depth of knowledge, experience, and product offerings in the education loan industry. In addition, the Company believes the investments it has made to scale its systems and to create a secure infrastructure to support the Department of Education volume and requirements increases its presence and attraction as a long-term partner in the remote servicing market.

Tuition Payment Processing and Campus Commerce

The Company's Tuition Payment Processing and Campus Commerce operating segment provides products and services to help students and families manage the payment of education costs at all levels (K-12 and higher education). It also provides innovative education-focused technologies, services, and support solutions to help schools with the everyday challenges of collecting and processing commerce data.

K-12

The K-12 market consists of nearly 25,000 private and faith-based educational institutions nationally of which approximately 12,000 institutions have student enrollments greater than 200. In the K-12 market, the Company offers tuition management services, as well as assistance with financial needs assessment and donor management.

The Company is the market leader, having actively managed tuition payment plans in place at approximately 4,800 K-12 educational institutions. Tuition management services include payment plan administration, incidental billing, accounts receivable management, and record keeping. K-12 educational institutions contract with the Company to administer deferred payment plans that allow the responsible party to make monthly payments over 6 to 12 months. The Company collects a fee from either the institution or the payer as an administration fee.

The Company's financial needs assessment service helps K-12 schools evaluate and determine the amount of grants and financial aid to disburse to the families it serves. The Company's donor services allow schools to assess and deliver strategic fundraising solutions using the latest technology.

Higher Education

The higher education market consists of nearly 4,500 colleges and universities. The Company offers two principal products to the higher education market: actively managed tuition payment plans, and campus commerce technologies and payment processing.

The Company has actively managed tuition payment plans in place at approximately 650 colleges and universities. Higher education institutions contract with the Company to administer payment plans that allow the student and family to make monthly payments on either a semester or annual basis. The Company collects a fee from the student or family as an administration fee.

The Company's suite of campus commerce solutions provides services that allow for families' electronic billing and payment of campus charges. Campus commerce includes cashiering for face-to-face transactions, campus-wide commerce management, and refunds management, among others. The Company earns revenue for e-billing, hosting/maintenance, credit card convenience fees, and e-payment transaction fees, which are powered by the Company's *QuikPAY* system, a secure payment processing engine.

QuikPAY, a campus commerce product, is sold as a subscription service to colleges and universities. *QuikPAY* processes payments through the appropriate channels in the banking or credit card networks to make deposits into the client's bank account. It can be further deployed to other departments around campus as requested (e.g., application fees, alumni giving, parking, events, etc.). Approximately 180 colleges and universities, representing over 370 campuses, use the *QuikPAY* system.

Competition

The Company is the largest provider of tuition management services to the private and faith-based K-12 market in the United States. Competitors include financial institutions, tuition management providers, financial needs assessment providers, accounting firms, and a myriad of software companies.

In the higher education market, the Company targets business offices at colleges and universities. In this market, the primary competition is limited to three campus commerce and tuition payment providers, as well as solutions developed in-house by colleges and universities.

The Company's principal competitive advantages are (i) the customer service it provides to institutions, (ii) the information management tools provided with the Company's service, and (iii) the Company's ability to interface with the institution clients. The Company believes its clients select products primarily on technological superiority and feature functionality, but price and service also impact the selection process.

Enrollment Services

The Enrollment Services operating segment offers products and services that are focused on helping colleges recruit and retain students (interactive and list marketing services) and helping students plan and prepare for life after high school and/or military service (publishing services and resource centers). Interactive marketing products and services include agency of record services, qualified inquiry generation, pay per click services, inquiry management software, and other marketing management, along with call center solutions. The inquiry management software allows schools to manage their inquiry flow and perform analytics on the inquiries received by the school. The majority of interactive marketing revenue is derived from fees that are earned through the delivery of qualified inquiries or clicks to colleges and universities. List marketing services include providing lists to help higher education institutions and businesses reach the middle school, high school, college bound high school, college, and young adult market place. Publishing services include test preparation study guides, school directories and databases, and career exploration guides. Resource centers include online courses, scholarship search and selection data, career planning, and on-line information about colleges and universities.

The Company delivers products and services in this segment through four primary customer channels: higher education, corporate and government, K-12, and direct-to-consumer. Many of the Company's products in this segment are electronically transmitted or distributed online or in other digital media; however, products such as test preparation study guides, school directories, and career exploration guides are also distributed as printed materials.

Competition

In this segment, the primary areas in which the Company competes are: interactive marketing, test preparation study guides, and online courses.

Several large competitors exist in the areas of inquiry generation and test preparation, but the Company does not believe any one competitor has a dominant position in all of the product and service areas offered by the Company. The Company has seen increased competition in the area of call center operations, including outsourced inquiry validation, as other companies have recognized the potential in this market.

The Company competes through various methods, including price, brand awareness, depth of product and service selection, and customer service. The Company is a "one stop shop" for the education seeking family looking for career assessment, test preparation, and college information. The Company also offers its institutional clients a range of services unrivaled in the education industry.

Regulations

Certain provisions in new regulations issued by the Department under the Higher Education Act that became effective July 1, 2011 could have an impact on the Company's Enrollment Services operating segment, in connection with services it provides to for-profit schools. The Higher Education Act provides that to be eligible to participate in Federal student financial aid programs (Title IV funds), educational institutions, including for-profit schools, must enter into a program participation agreement with the Department. The agreement includes a number of conditions with which an institution must comply to be granted initial and continuing eligibility to participate. Among those conditions is a prohibition on institutions providing any commission, bonus, or other incentive payment to any individual or entity engaged in recruiting or admission activities, based on their success in securing enrollments. Previous regulations included a number of activities, or "safe harbors," that did not constitute prohibited incentive compensation. One of those safe harbors permitted an institution to provide incentive compensation for internet-based recruitment and admission activities. The Department's newly issued regulations repeal all existing safe harbors regarding incentive compensation in recruiting, though exempting "click"-based payments to third parties who provide internet generated student contact information. The new regulations also create liability for misrepresentation in advertisements, offers, and communications presented to prospective students, with associated penalties for noncompliance with these standards.

In addition, these new regulations impose strict liability on educational institutions for misrepresentations made by entities, like us, who contract with the institutions to provide marketing services. As a result, our school customers have demanded and, in limited circumstances, we have acquiesced to be subject to increased limitations of liability in our contracts and, in some cases, to indemnify our customers for actions by our third-party publishers. The Company has developed proprietary software systems and processes to detect and remediate potential misrepresentation violations.

The Department also recently issued new regulations under Title IV of the Higher Education Act providing that for-profit schools are eligible to participate in Title IV student financial aid programs only with respect to educational programs that lead to "gainful employment" in a recognized occupation. These regulations, most of which became effective July 1, 2011, require for-profit schools to provide prospective students with each eligible program's recognized occupations, cost, completion rate, job placement rate, and median loan debt of those that have completed the program, and provide that Title IV funds may not be available to students enrolled in educational programs offered by for-profit schools if those programs do not meet certain debt-to-income ratios and loan repayment metrics to be measured beginning July 1, 2012.

Significantly all interactive marketing revenue (which makes up approximately 80 percent of total revenue included in this segment) is generated from for-profit schools. The regulations discussed above may subject the Company to greater risk of liability and may increase the Company's costs of compliance with these regulations or limit the Company's ability to serve for-profit schools.

In addition, these regulations could negatively impact enrollment at for-profit schools, which could adversely affect interactive marketing revenue.

Asset Generation and Management Operating Segment

The Asset Generation and Management operating segment includes the acquisition, management, and ownership of the Company's student loan assets, which was historically the Company's largest product and service offering. The Company generates a substantial portion of its earnings from the spread, referred to as the Company's student loan spread, between the yield it receives on its student loan portfolio and the associated costs to finance such portfolio. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset Generation and Management Operating Segment - Student Loan Spread Analysis," for further details related to the student loan spread. The student loan assets are held in a series of education lending subsidiaries designed specifically for this purpose. In addition to the student loan spread earned on its portfolio, all costs and activity associated with managing the portfolio, such as servicing of the assets and debt maintenance, are included in this segment.

Student loans consist of federally insured student loans and non-federally insured student loans. Federally insured student loans were made under the FFEL Program. The Company's portfolio of federally insured student loans is subject to minimal credit risk as these loans are guaranteed by the Department at levels ranging from 97 percent to 100 percent. Substantially all of the Company's loan portfolio (99 percent as of December 31, 2011) is federally insured. The Company's portfolio of non-federally insured loans is subject to credit risk similar to other consumer loan assets.

The Higher Education Act regulates every aspect of the federally insured student loan program, including certain communications with borrowers, loan originations, and default aversion. Failure to service a student loan properly could jeopardize the guarantee on federal student loans. In the case of death, disability, or bankruptcy of the borrower, the guarantee covers 100 percent of the loan's principal and accrued interest.

FFELP loans are guaranteed by state agencies or non-profit companies designated as guarantors, with the Department providing reinsurance to the guarantor. Guarantors are responsible for performing certain functions necessary to ensure the program's soundness and accountability. Generally, the guarantor is responsible for ensuring that loans are serviced in compliance with the requirements of the Higher Education Act. When a borrower defaults on a FFELP loan, the Company submits a claim to the guarantor who provides reimbursements of principal and accrued interest subject to the applicable risk share percentage.

Origination and Acquisition

The Reconciliation Act of 2010 resulted in the Company discontinuing originations of new FFELP loans effective July 1, 2010. However, the Company believes there will be opportunities to continue to purchase FFELP loan portfolios from current FFELP participants looking to adjust their FFELP businesses. For example, during 2011 and 2010, the Company purchased from various parties FFELP student loan assets (including the residual interest of a FFELP securitization) of $2.8 billion and $3.4 billion, respectively.

Future cash flow from portfolio

The majority of the Company's portfolio of student loans is funded in asset-backed securitizations that are structured to substantially match the maturity of the funded assets, thereby minimizing liquidity risk. In addition, due to (i) the difference between the yield the Company receives on the loans and cost of financing within these transactions, and (ii) the servicing and administration fees the Company earns from these transactions, the Company has created a portfolio that will generate earnings and significant cash flow over the life of these transactions.

Based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, as of December 31, 2011, the Company currently expects future undiscounted cash flows from its portfolio to be approximately $1.81 billion. The forecasted cash flow includes all loans currently funded in asset-backed securitizations. As of December 31, 2011, the Company had $21.1 billion of loans included in asset-backed securitizations, which represented 87 percent of its total FFELP student loan portfolio. The forecasted cash flow does not include cash flows that the Company expects to receive related to loans funded through the Department of Education's Conduit Program and other warehouse facilities or loans acquired subsequent to December 31, 2011. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources," for further details related to the estimated future cash flow from the Company's portfolio.

Floor Income

Loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment (or "SAP") formula set by the Department and the borrower rate, which is fixed over a period of time. The SAP formula is based on an applicable index plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. In accordance with legislation enacted in 2006, lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all new FFELP loans first originated on or after April 1, 2006.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their special allowance payment formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced. The Company uses derivative instruments as part of its overall risk management strategy, including interest rate swaps to hedge a portion of its floor income.

A summary of fixed rate floor income earned by the Company follows (dollars in thousands).

	Year ended December 31,	
	2011	**2010**
Fixed rate floor income, gross	$ 164,700	151,861
Derivative settlements (a)	(20,246)	(19,618)
Fixed rate floor income, net	$ 144,454	132,243

(a) Includes settlement payments on derivatives used to hedge student loans earning fixed rate floor income

The high levels of fixed rate floor income earned during 2011 and 2010 are due to historically low interest rates. If interest rates remain low, the Company anticipates continuing to earn significant fixed rate floor income in future periods. See Part II, Item 7A, "Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk," which provides additional detail on the Company's portfolio earning fixed rate floor income and the derivatives used by the Company to hedge these loans.

Interest Rate Risk Management

Because the Company generates a significant portion of its earnings from its student loan spread, the interest rate sensitivity of the Company's balance sheet is very important to its operations. The current and future interest rate environment can and will affect the Company's interest income and net income. The effects to the Company's results of operations as a result of the changing interest rate environments are further outlined in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset Generation and Management Operating Segment - Student Loan Spread Analysis" and Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk."

Competition

Prior to July 1, 2010, two loan delivery programs provided federally guaranteed student loans: the FFEL Program and the Federal Direct Loan Program. FFEL Program loans were provided by private sector institutions and are ultimately guaranteed by the Department, except for the risk sharing percentage, as discussed previously. Federal Direct Loan Program loans are provided to borrowers directly by the Department on terms similar to student loans historically provided under the FFEL Program.

As discussed previously, as a result of the Reconciliation Act of 2010, effective July 1, 2010, this law prohibits new loan originations under the FFEL Program and requires that all new federal loan originations be made through the Federal Direct Loan Program. The new law does not alter or affect the terms and conditions of existing FFELP loans.

Intellectual Property

The Company owns numerous trademarks and service marks ("Marks") to identify its various products and services. As of December 31, 2011, the Company had seven pending and 86 registered Marks. The Company actively asserts its rights to these Marks when it believes infringement may exist. The Company believes its Marks have developed and continue to develop strong brand-name recognition in the industry and the consumer marketplace. Each of the Marks has, upon registration, an indefinite duration so long as the Company continues to use the Mark on or in connection with such goods or services as the Mark identifies. In order to protect the indefinite duration, the Company makes filings to continue registration of the Marks. The Company owns one patent application that has been published, but has not yet been issued, and has also actively asserted its rights thereunder in situations where the Company believes its claims may be infringed upon. The Company owns many copyright protected works, including its various computer system codes and displays, Web sites, books and other publications, and marketing collateral. The Company also has trade secret rights to many of its processes and strategies and its software product designs. The Company's software products are protected by both registered and common law copyrights, as well as strict confidentiality and ownership provisions placed in license agreements, which restrict the ability to copy, distribute, or improperly disclose the software products. The Company also has adopted internal procedures designed to protect the Company's intellectual property.

The Company seeks federal and/or state protection of intellectual property when deemed appropriate, including patent, trademark/ service mark, and copyright. The decision whether to seek such protection may depend on the perceived value of the intellectual property, the likelihood of securing protection, the cost of securing and maintaining that protection, and the potential for infringement. The Company's employees are trained in the fundamentals of intellectual property, intellectual property protection, and infringement issues. The Company's employees are also required to sign agreements requiring, among other things, confidentiality of trade secrets, assignment of inventions, and non-solicitation of other employees post-termination. Consultants, suppliers, and other business partners are also required to sign nondisclosure agreements to protect the Company's proprietary rights.

Employees

As of December 31, 2011, the Company had approximately 2,400 employees. None of the Company's employees are covered by collective bargaining agreements. The Company is not involved in any material disputes with any of its employees, and the Company believes that relations with its employees are good.

Available Information

Copies of the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available on the Company's Web site free of charge as soon as reasonably practicable after such reports are filed with or furnished to the United States Securities and Exchange Commission (the "SEC"). Investors and other interested parties can access these reports and the Company's proxy statements at http://www.nelnet.com. The Company routinely posts important information for investors on its Web site. The SEC maintains an Internet site (http://www.sec.gov) that contains periodic and other reports such as annual, quarterly, and current reports on Forms 10-K, 10-Q, and 8-K, respectively, as well as proxy and information statements regarding the Company and other companies that file electronically with the SEC.

The Company has adopted a Code of Conduct that applies to directors, officers, and employees, including the Company's principal executive officer and its principal financial and accounting officer, and has posted such Code of Conduct on its Web site. Amendments to and waivers granted with respect to the Company's Code of Conduct relating to its executive officers and directors which are required to be disclosed pursuant to applicable securities laws and stock exchange rules and regulations will also be posted on its Web site. The Company's Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, and the Risk and Finance Committee Charter are also posted on its Web site.

Information on the Company's Web site is not incorporated by reference into this report and should not be considered part of this report.

ITEM 1A. RISK FACTORS

We operate our business in a highly competitive and regulated environment. We are subject to risks including, but not limited to, market, liquidity, credit, regulatory, technology, operational, security, and other business risks such as reputation damage related to negative publicity and dependencies on key personnel, customers, vendors, and systems. This section highlights specific risks that could affect us. Although this section attempts to highlight key risk factors, other risks may emerge at any time and we cannot predict all risks or estimate the extent to which they may affect our financial performance. These risk factors should be read in conjunction with the other information included in this report.

Student Loan Portfolio

Our student loan portfolio is subject to certain risks related to interest rates, our ability to manage the risks related to interest rates, prepayment, and credit risk, each of which could reduce the expected cash flows and earnings on our portfolio.

Interest rate risk - basis and repricing risk

We are exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of our student loan assets do not match the interest rate characteristics of the funding for those assets.

We fund the majority of our student loan assets with one-month or three-month LIBOR indexed floating rate securities. In addition, the interest rates on some of our debt are set via a "dutch auction" or through a periodic remarketing. Meanwhile, the interest earned on our student loan assets is indexed to commercial paper and treasury bill rates. The different interest rate characteristics of our loan assets and our liabilities funding these assets results in basis risk. We also face repricing risk due to the timing of the interest rate resets on our liabilities, which may occur as infrequently as once a quarter, in contrast to the timing of the interest rate resets on our assets, which generally occur daily. In a declining interest rate environment, this may cause our student loan spread to compress, while in a rising interest rate environment, it may cause the spread to increase.

As of December 31, 2011, we had $23.4 billion and $0.9 billion of FFELP loans indexed to the three-month financial commercial paper rate and the three-month treasury bill rate, respectively, both of which reset daily, and $19.6 billion of debt indexed to the three-month LIBOR, which resets quarterly, and $0.7 billion of debt indexed to the one-month LIBOR, which resets monthly. While these indices are all short term in nature with rate movements that are highly correlated over a longer period of time, there have been points in recent history related to the U.S. and European debt crisis that have caused volatility to be high and correlation to be reduced. There can be no assurance that the indices' historically high level of correlation will not be disrupted in the future due to capital market dislocations or other factors not within our control. In such circumstances, our earnings could be adversely affected, possibly to a material extent. See Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk."

On December 23, 2011, the President signed the Consolidated Appropriations Act of 2012 into law. This Act includes changes to the FFELP student lender payment index from the commercial paper rate to the one-month LIBOR rate for the Special Allowance Payment calculation on outstanding FFELP loans held by student loan lenders. As of December 31, 2011, we had $23.4 billion of loans in which we intend to make the election to change the SAP calculation to the one-month LIBOR rate. This change mitigates the Company's exposure to basis risk and will allow the Company to better match borrowing and lending rates. The Company currently expects the new formula to be developed and available for use in the second quarter of 2012.

Interest rate risk - loss of floor income

We are exposed to interest rate risk because of the interest rate characteristics of certain of our student loan assets and the interest rate characteristics of the related funding of those assets.

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment formula set by the Department and the borrower rate, which is fixed over a period of time. We generally finance our student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, our student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, we may earn additional spread income that we refer to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, we may earn floor income for an extended period of time, which we refer to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, we may earn floor income to the next reset date, which we refer to as variable rate floor income. In accordance with legislation enacted in 2006, lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all new FFELP loans originated on or after April 1, 2006.

For the year ended December 31, 2011, we earned $144.5 million of fixed rate floor income, net of $20.2 million of settlements paid related to derivatives used to hedge loans earning fixed rate floor income. Absent the use of derivative instruments, a rise in interest rates will reduce the amount of floor income received and this will have an impact on earnings due to interest margin compression caused by increased financing costs until such time as the federally insured loans earn interest at a variable rate in accordance with their SAP formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively convert to variable rate loans, the impact of the rate fluctuations is reduced. See Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk."

Interest rate risk - use of derivatives

We utilize derivative instruments to manage interest rate sensitivity. Our derivative instruments are intended as economic hedges but do not qualify for hedge accounting; consequently, the change in fair value, called the "mark-to-market," of these derivative instruments is included in our operating results. Changes or shifts in the forward yield curve can and have significantly impacted the valuation of our derivatives. Accordingly, changes or shifts in the forward yield curve will impact our financial position, results of operations, and cash flows.

Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy can completely insulate us from risks associated with such fluctuations. Although we believe our derivative instruments are highly effective, because many of our derivatives are not balance guaranteed to a particular pool of student loans, we are subject to prepayment risk that could result in being under or over hedged, which could result in material losses. In addition, our interest rate risk management activities could expose us to substantial mark-to-market losses if interest rates move in a materially different way than was expected based on the environment when the derivatives were entered into. As a result, we cannot offer any assurance that our economic hedging activities will effectively manage our interest rate sensitivity or have the desired beneficial impact on our results of operations or financial condition.

By using derivative instruments, we are exposed to credit and market risk.

We attempt to manage credit and market risks associated with interest rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken and by entering into transactions with high-quality counterparties that are reviewed periodically by our risk committee. As of December 31, 2011, all of our derivative counterparties had investment grade credit ratings. We also have a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association, Inc. Master Agreement.

When the fair value of a derivative contract is positive (an asset on our balance sheet), this generally indicates that the counterparty owes us if the derivative was settled. If the counterparty fails to perform, credit risk with such counterparty is equal to the extent of the fair value gain in the derivative less any collateral held by us. If we were unable to collect from a counterparty, we would have a loss equal to the amount the derivative is recorded on the consolidated balance sheet. As of December 31, 2011, the fair value of our derivatives, which had a positive fair value in our favor (an asset on our balance sheet), was $92.2 million, of which $80.6 million related to the fair value of our cross-currency interest rate swaps. As of December 31, 2011, our trustee held $73.4 million of collateral from the counterparty on the cross-currency interest rate swaps.

When the fair value of a derivative instrument is negative (a liability on our balance sheet), we would owe the counterparty if the derivative was settled and, therefore, have no immediate credit risk. If the negative fair value of derivatives with a counterparty exceeds a specified threshold, we may have to make a collateral deposit with the counterparty. The threshold at which we may be required to post collateral is dependent upon our unsecured credit rating. Based on our current unsecured credit ratings (Standard and Poor: BBB- (stable outlook) and Moody's: Ba1 (stable outlook)), we have substantially collateralized our corporate derivative liability position with our counterparties. As such, further downgrades would not result in additional collateral requirements of a material nature. In addition, no counterparty has the right to terminate its contracts in the event of further downgrades. However, some long dated derivative contracts have mutual optional termination provisions that can be exercised in 2016 and 2021. As of December 31, 2011, the fair value of derivatives with early termination provisions was a negative $0.1 million (a liability on our balance sheet).

Interest rate movements have an impact on the amount of collateral we are required to deposit with our derivative instrument counterparties. Based on the interest rate swaps outstanding as of December 31, 2011 (for both the floor income and hybrid debt hedges), if the forward interest rate curve was one basis point lower for the remaining duration of these derivatives, we would have been required to post $0.7 million in additional collateral. In addition, if the forward basis curve between 1-month and 3-month LIBOR experienced a one basis point reduction in spread for the remaining duration of our 1:3 Basis Swap derivatives (in which we pay 1-month LIBOR and receive 3-month LIBOR), we would have been required to post $5.1 million in additional collateral.

With our current derivative portfolio, we do not currently anticipate any movement in interest rates having a material impact on our capital or liquidity profile, nor expect that any movement in interest rates would have a material impact on our ability to meet potential collateral deposits with our counterparties. Due to the existing low interest rate environment, our exposure to downward movements in interest rates on our interest rate swaps is limited. In addition, the historical high correlation between 1-month and 3-month LIBOR and the limited notional amount of 1:3 Basis Swap derivatives outstanding limits our exposure to interest rate movements on these derivatives.

However, if interest rates move materially and negatively impact the fair value of our derivative portfolio or if we enter into additional derivatives in which the fair value of such derivatives become negative, we could be required to deposit a significant amount of collateral with our derivative instrument counterparties. The collateral deposits, if significant, could negatively impact our liquidity and capital resources. As of December 31, 2011, the fair value of our derivatives, which had a negative fair value (a liability on our balance sheet), was $43.8 million and we had $34.0 million posted as collateral to derivative counterparties.

The Company's cross-currency interest rate swaps are derivatives entered into as a result of certain asset-backed security financings. These derivatives are entered into at the trust level with the counterparty. Trust related derivatives do not contain credit contingent features related to the Company or the trust's credit ratings. As such, there are no collateral requirements and as a result the impact of changes to foreign currency rates has no impact on the amount of collateral the Company would be required to deposit with the counterparty on these derivatives.

Prepayment risk

Higher rates of prepayments of student loans, including consolidation by the Department through the Federal Direct Loan Program, would reduce our interest income.

Pursuant to the Higher Education Act, borrowers may prepay loans made under the FFEL Program at any time without penalty. Prepayments may result from consolidation of student loans by the Department as part of the Federal Direct Loan Program, which historically tends to occur more frequently in low interest rate environments, from borrower defaults, which will result in the receipt of a guaranty payment, and from voluntary full or partial prepayments, among other things.

On October 25, 2011, the White House and the Department announced a short-term consolidation initiative to eligible student loan borrowers beginning in January 2012 and ending June 30, 2012. The Department's initiative will allow student loan borrowers with at least one FFELP loan and at least one federal student loan owned by the Department to convert the FFELP loans to the Federal Direct Loan Program, at which time all of the converted loans, as well as the borrower's existing Direct Loans, would be considered a Special Direct Consolidation Loan. Less than $2.9 billion of our $24.3 billion FFELP portfolio is eligible for this initiative. Based on borrower responses to date, the Company does not expect its portfolio of FFELP loans to be significantly impacted by this initiative. However, if this short-term initiative is deemed to be beneficial to the Department, it could be extended or a similar consolidation program could be initiated that could further increase prepayments and reduce interest income.

The rate of prepayments of student loans may be influenced by a variety of economic, social, political, and other factors affecting borrowers, including interest rates, federal budgetary pressures, and the availability of alternative financing. Our profits could be adversely affected by higher prepayments, which reduce the balance of loans outstanding and, therefore, the amount of interest income we receive.

Credit risk

Future losses due to defaults on loans held by us, or loans sold to unaffiliated third parties which we are obligated to repurchase in the event of certain delinquencies, present credit risk which could adversely affect our earnings.

Over 99 percent of our student loan portfolio is federally guaranteed. The allowance for loan losses from the federally insured loan portfolio is based on periodic evaluations of our loan portfolios considering loans in repayment versus those in nonpaying status, delinquency status, trends in defaults in the portfolio based on Company and industry data, past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. The federal government currently guarantees 97 percent of the principal and interest on federally insured student loans disbursed on and after July 1, 2006 (and 98 percent for those loans disbursed prior to July 1, 2006), which limits our loss exposure on the outstanding balance of our federally insured portfolio. Student loans disbursed prior to October 1, 1993 are fully insured for both principal and interest.

Our non-federally insured loans are unsecured, with neither a government nor a private insurance guarantee. Accordingly, we bear the full risk of loss on these loans if the borrower and co-borrower, if applicable, default. In determining the adequacy of the allowance for loan losses on the non-federally insured loans, we consider several factors, including: loans in repayment versus those in a nonpaying status, delinquency status, type of program, trends in defaults in the portfolio based on Company and industry data, past experience, current economic conditions, and other relevant factors. We place a non-federally insured loan on nonaccrual status when the collection of principal and interest is 30 days past due and charge off the loan when the collection of principal and interest is 120 days past due.

The evaluation of the allowance for loan losses is inherently subjective, as it requires material estimates that may be subject to significant changes. As of December 31, 2011, our allowance for loan losses was $48.5 million. During the year ended December 31, 2011, we recognized a provision for loan losses of $21.3 million. The provision for loan losses reflects the activity for the applicable period and provides an allowance at a level that management believes is adequate to cover probable losses inherent in the loan portfolio. However, future defaults can be higher than anticipated due to a variety of factors such as downturns in the economy, regulatory or operational changes, and other unforeseen future trends. If actual performance is worse than estimated, it would materially affect our estimate of the allowance for loan losses and the related provision for loan losses in our statements of income.

We have participated interests in non-federally insured loans to unaffiliated third parties. Loans participated under these agreements have been accounted for as loan sales. Accordingly, the participation interests sold are not included on our consolidated balance sheet. Under the terms of the servicing agreements, our servicing operations are obligated to repurchase loans subject to the participation interests when such loans become 60 or 90 days delinquent. As of December 31, 2011, we had a reserve related to this obligation of $19.2 million included in other liabilities on the consolidated balance sheet. The evaluation of the reserve related to these participated loans is inherently subjective, as it requires estimates that may be subject to changes. If actual performance is worse than estimated, it would negatively affect our results of operations.

Liquidity and Funding

We fund student loans in FFELP warehouse facilities and a Department conduit program. The current maturities of these facilities do not match the maturity of the related funded assets. Therefore, we will need to modify and/or find alternative funding related to the student loan collateral in these facilities prior to their expiration. If we cannot find any funding alternatives, we would lose our collateral, including the student loan assets and cash advances, related to these facilities.

The majority of our portfolio of student loans is funded with asset-backed securitizations that are structured to substantially match the maturity of the funded assets and there are minimal liquidity issues related to these facilities. We also have student loans funded in FFELP warehouse facilities and a Department conduit program. The current maturities of these facilities do not match the maturity of the related funded assets. Therefore, we will need to modify and/or find alternative funding related to the student loan collateral in these facilities prior to their expiration.

We maintain three FFELP warehouse facilities as described in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." These facilities have revolving financing structures supported by 364-day liquidity provisions, which expire in 2012 and 2013. In the event we are unable to renew the liquidity provisions, the facilities would become a term facility at a stepped-up cost, with no additional student loans being eligible for financing, and we would be required to refinance the existing loans in the facilities by their final maturity dates in 2014 and 2015. The warehouse facilities provide for formula based advance rates depending on FFELP loan type. The advance rates may increase or decrease based on market conditions. The FFELP warehouse facilities also contain financial covenants relating to levels of our consolidated net worth, ratio of adjusted EBITDA to corporate debt interest, and unencumbered cash. Any violation of these covenants could result in a requirement for the immediate repayment of any outstanding borrowings under the facilities. As of December 31, 2011, $824.4 million was outstanding under the warehouse facilities and $58.5 million was advanced as equity support.

In May 2009, the Department implemented a program under which it finances eligible FFELP Stafford and PLUS loans in a conduit vehicle established to provide funding for student lenders (the "Conduit Program"). Funding for the Conduit Program is provided by the capital markets at a cost based on market rates, in which we were advanced 97 percent of the student loan face amount. Excess amounts needed to fund the remaining 3 percent of the student loan balances were contributed by us. The Conduit Program expires on May 8, 2014. The Student Loan Short-Term Notes ("Student Loan Notes") issued by the Conduit Program are supported by a combination of (i) notes backed by FFELP loans, (ii) a liquidity agreement with the Federal Financing Bank, and (iii) a put agreement provided by the Department. If the conduit does not have sufficient funds to pay all Student Loan Notes, then those Student Loan Notes will be repaid with funds from the Federal Financing Bank. The Federal Financing Bank will hold the notes for a short period of time and, if at the end of that time, the Student Loan Notes still cannot be paid off, the underlying FFELP loans that serve as collateral to the Conduit Program will be sold to the Department through a put agreement at a price of 97 percent of the face amount of the loans. As of December 31, 2011, $2.3 billion was outstanding under this facility and we had $84.7 million of operating cash advanced in the facility.

If we are unable to obtain cost-effective funding alternatives for the loans in the FFELP warehouse facilities or the Conduit Program prior to the facilities' maturities, our cost of funds could increase, adversely affecting our results of operations. If we cannot find any funding alternatives, we would lose our collateral, including the student loan assets and cash advances, related to these facilities.

We are exposed to mark-to-formula collateral support risk on our FFELP warehouse facilities.

Our warehouse facilities for FFELP loans provide formula based advance rates based on current market conditions, which require equity support to be posted to the facilities. As of December 31, 2011, $58.5 million was advanced as equity support under these facilities. Should a significant change in the valuation of loans result in additional required equity funding support for the warehouse facilities greater than what we can provide, the warehouse facilities could be subject to an event of default resulting in termination of the facilities and an acceleration of the repayment provisions. If we cannot find any funding alternatives, we would lose our collateral, including the student loan assets and cash advances, related to these facilities. A default on the FFELP warehouse facilities would result in an event of default on our new $250.0 million unsecured line of credit that would result in the outstanding balance on the line of credit becoming immediately due and payable.

Operations

Risks associated with our operations, as further discussed below, include those related to our information technology systems and security and privacy breaches, our ability to manage performance related to regulatory requirements, and the importance of maintaining scale by retaining existing customers and attracting new business opportunities.

A failure in or breach of our operational or information systems or infrastructure, or those of our third-party vendors and other service providers, including as a result of cyber attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

As a loan servicer, hosted loan servicing software provider, and payment processor for the federal government, financial institutions, and the education industry that serves millions of customers through the Internet and other distribution channels across the U.S., we depend on our ability to process, secure, record, and monitor a large number of customer transactions and confidential information on a continuous basis.

Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to support and process customer transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. Our operations rely on the secure processing, transmission, and storage of confidential information in our computer systems and networks. Our Asset Generation and Management, Student Loan and Guaranty Servicing, Tuition Payment Processing and Campus Commerce, and Enrollment Processing business segments rely on our digital technologies, computer and email systems, software, and networks to conduct their operations. In addition, to access our products and services, our customers may use personal smartphones, tablet PC's, and other mobile devices that are beyond our control systems. Although we believe we have robust information security procedures and controls, our technologies, systems, networks, and our customers' devices may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of Company or customer confidential, proprietary, and other information, or otherwise disrupt the Company's or our customers' business operations. A cyber attack or information security breach of this nature could significantly affect our ability to retain strategic business customers which could lead to increased costs to retain customers or a material loss of future revenue.

Third parties with which we do business or that facilitate our business activities, including financial intermediaries, data centers, data storage locations, collection services, distribution centers, or other vendors that provide services or security solutions for our operations, could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints.

Although to date we have not experienced a material loss relating to cyber attacks or other information security breaches, there can be no assurance that we will not suffer such losses in the future or a current threat remains undetected at this time. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats, the size and scale of our servicing contracts and our contract with the federal government.

As a result, cyber security and the continued development and enhancement of our training, controls, processes, and practices designed to protect and monitor our systems, computers, software, data, and networks from attack, damage, or unauthorized access remain a priority for the Company and each of our business segments. Additionally, we maintain technology and telecommunication, professional services, media, network security, privacy, injury, and liability insurance coverage to offset costs that may be incurred as a result of a cyber attack or information security breach.

As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

Additionally, we must continually and cost-effectively maintain and improve our information technology systems and infrastructure in order to successfully deliver competitive products and services to our customers. The widespread adoption of new technologies and market demands could require substantial expenditures to enhance system infrastructure and existing products and services. If we fail to enhance and scale our systems and operational infrastructure or products and services, our operating segments may lose their competitive advantage and this could adversely affect financial and operating results.

We also face the risk of business disruption if system outages occur as a result of changes in infrastructure, introduction of new software or software enhancements, relocation of infrastructure, or failure to perform required services, which could have a material impact upon our reputation and our ability to retain customers. Although we have business continuity management plans, a major physical disaster or other calamity that causes significant damage to or the loss of our information systems or business operations for a sustained period of time could adversely affect our business, cash flows, and ability to retain customers.

We must satisfy certain requirements necessary to maintain the federal guarantees of our federally insured loans, and we may incur penalties or lose our guarantees if we fail to meet these requirements.

We must meet various requirements in order to maintain the federal guaranty on our federally insured loans. The federal guaranty on our federally insured loans is conditional based on our compliance with origination, servicing, and collection policies set by the Department and guaranty agencies. Federally insured loans that are not originated, disbursed, or serviced in accordance with the Department's and guaranty agency regulations may risk partial or complete loss of the guaranty. If we experience a high rate of servicing deficiencies (including any deficiencies resulting from the conversion of loans from one servicing platform to another, errors in the loan origination process, establishment of the borrower's repayment status, and due diligence or claim filing processes), it could result in the loan guarantee being revoked or denied. In most cases we have the opportunity to cure these deficiencies by following a prescribed cure process which usually involves obtaining the borrower's reaffirmation of the debt. The lender becomes ineligible for special allowance interest benefits from the time of the first error leading to the loan rejection through the date that the loan is cured.

We are allowed three years from the date of the loan rejection to cure most loan rejections. If a cure cannot be achieved during this three year period, insurance is permanently revoked, although we maintain our right to collect the loan proceeds from the borrower.

A guaranty agency may also assess an interest penalty upon claim payment if the error(s) does not result in a loan rejection. These interest penalties are not subject to cure provisions and are typically related to isolated instances of due diligence deficiencies.

Failure to comply with federal and guarantor regulations may result in loss of insurance or assessment of interest penalties at the time of claim reimbursement by us. A future increase in either loan claim rejections and/or interest penalties could become material to our operations.

As of December 31, 2011, the Company serviced $28.1 billion of FFELP loans that maintained a federal guarantee, of which $22.7 billion and $5.4 billion were owned by the Company and third-party entities, respectively.

Our largest fee-based customer, the Department of Education, allocates Federal Direct Loan Program servicing volume based on our and our competitors' performance metrics. Failure to be ranked above our competitors will lead to lower loan volume allocations and could lower our ability to renew the Department contract in 2014 and retain hosted servicing software clients who also service Federal Direct Loan Program loans.

In June 2009, we were one of four private sector companies awarded a student loan servicing contract by the Department of Education to provide additional servicing capacity for loans owned by the Department. These loans include Federal Direct Loan Program loans originated directly by the Department and FFEL Program loans purchased by the Department. The contract spans five years (through June 2011), with one five-year renewal at the option of the Department. In September 2009, the Department began assigning purchased FFELP loans to the four servicers. Beginning with the second year of servicing in June 2010, the Department began allocating new loan volume originated under the Federal Direct Loan Program among the four servicers based on five equally weighted performance metrics.

- Three metrics measure the satisfaction among separate customer groups, including borrowers, financial aid personnel at postsecondary schools participating in the federal student loan program, and Federal Student Aid and other federal agency personnel or contractors who work with the servicers.

- Two performance metrics measure the success of default prevention efforts as reflected by the percentage of borrowers and percentage of dollars in each servicer's portfolio that go into default.

Based on the first and second years of survey results, the Company was ranked fourth out of the four private sector companies and has been allocated 16% of new loan volume originated by the Department from the period from August 15, 2010 through August 14, 2012 (the second and third years of the servicing contract).

The Department projects it will originate new loans for 4.1 million borrowers in total during the third year of this contract (August 15, 2011 through August 14, 2012), which is currently being allocated to the four servicers. As of December 31, 2011, the Company was servicing $46.1 billion of loans for 3.0 million borrowers under this contract. During 2011, the Company earned $51.0 million in revenue under this contract.

Additionally, the Company offers a hosted servicing software solution that can be used by third-party clients to service various types of student loans, including Federal Direct Loan Program and FFEL Program loans. As of December 31, 2011, 9.6 million borrowers were hosted on the Company's hosted servicing software solution platforms.

Upon the expiration of the Department of Education contract, any renewal to provide loan servicing to the Department could be subject to a bidding process in which we may not be successful. Not obtaining a renewal of a loan servicing contract upon its expiration would result in a significant reduction in revenue and we would have to make significant changes to our operations, which may result in the recording of special charges, such as workforce reduction costs, charges relating to consolidating excess facilities, and impairments of assets. Additionally, not obtaining a renewal of the Department loan servicing contract could put at risk the long-term viability of the hosted servicing software solution agreements.

Management believes it is important to provide exceptional customer service at a reasonable price in order to increase the Company's servicing volume, renew the Department contract, and grow the hosted servicing software business; therefore, the Company has focused and will continue to focus heavily on customer service-related projects, efficiencies, security, and technology development to improve its allocation in future years of the contract.

Regulatory and Legal

Federal and state regulations can restrict our business, and noncompliance with these regulations could result in penalties, litigation, and reputation damage.

Our operating segments and commercial customers are heavily regulated by federal and state government regulatory agencies. The laws and regulations enforced by these agencies are proposed or enacted to protect consumers and the financial industry as a whole, not necessarily the Company, our operating segments, or our stockholders. Consequently, these laws and regulations can significantly alter the business environment, limit business operations, increase costs of doing business, and could lead to fines or penalties if we were found to be out of compliance.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States, and establishes the new federal Consumer Financial Protection Bureau (the "CFPB"). The CFPB, an independent agency within the Federal Reserve, will regulate consumer financial products, including education loans, and other financial services offered primarily for personal, family, or household purposes, and the CFPB and other federal agencies, including the SEC and the Commodity Futures Trading Commission (the "CFTC"), are required to undertake various assessments and rulemaking to implement the law. Significant powers pertaining to the CFPB became active with the recess appointment of Richard Cordroy as Director on January 4, 2012. The majority of the provisions in the Dodd-Frank Act are aimed at financial institutions. However, there are components of the law that will have an impact on us, including new requirements for derivatives and securitizations as discussed below, corporate governance and executive compensation provisions for public companies, and provisions which may impact us as we work with financial institutions and credit rating agencies.

The Dodd-Frank Act provides the CFTC and the SEC with substantial new authority to regulate over-the-counter derivatives transactions, and includes provisions that require derivatives transactions to be executed through an exchange or centrally cleared, unless an exemption applies based on regulations to be developed by the CFTC and the SEC. The CFTC and the SEC have initiated rulemaking processes with respect to derivatives. Although we cannot predict the ultimate outcome of these processes, new regulations in this area may result in increased costs and cash collateral margin requirements for the types of derivatives we use to hedge or otherwise manage our financial risks related to volatility in interest rates and foreign currency exchange rates.

There are also provisions in the Dodd-Frank Act that will affect future student loan portfolio securitization financing transactions which result in the issuance of asset-backed securities. The SEC and federal banking agencies are directed to adopt regulations requiring issuers of asset backed securities or persons who organize and initiate asset-backed securities transactions to retain a portion of the underlying assets' credit risk, new disclosure and reporting requirements for each tranche of asset-backed securities, including new loan-level data requirements, and new disclosure requirements relating to the representations, warranties, and enforcement mechanisms available to investors in asset-backed securities. The SEC has issued proposed new rules governing asset-backed securities. Although we cannot predict the ultimate outcome of this rulemaking, the Dodd-Frank Act provisions and new regulations in this area are expected to affect the terms of future student loan securitization transactions that we facilitate and result in greater risk retention and less flexibility for structuring such transactions.

At this time, it is difficult to predict the extent to which the Dodd-Frank Act or the resulting regulations will impact our business and operations. As rules and regulations are promulgated by the federal agencies responsible for implementing and enforcing the provisions in the Dodd-Frank Act, we will need to apply adequate resources to ensure that we are in compliance with all applicable provisions. Compliance with these new laws and regulations may result in additional costs and may otherwise adversely impact our results of operations, financial condition, or liquidity.

Certain provisions in new regulations issued by the Department under the Higher Education Act that became effective July 1, 2011 could have an impact on our Enrollment Services operating segment in connection with services it provides to for-profit schools. The Higher Education Act provides that, to be eligible to participate in federal student financial aid programs (Title IV funds), educational institutions, including for-profit schools, must enter into a program participation agreement with the Department. The agreement includes a number of conditions with which an institution must comply to be granted initial and continuing eligibility to participate. Among those conditions is a prohibition on institutions providing any commission, bonus, or other incentive payment to any individual or entity engaged in recruiting or admission activities, based on their success in securing enrollments. Previous regulations included a number of activities, or "safe harbors," that did not constitute prohibited incentive compensation. One of those safe harbors permitted an institution to provide incentive compensation for internet-based recruitment and admission activities. The Department's newly issued regulations repeal all existing safe harbors regarding incentive compensation in recruiting, though exempting "click"-based payments to third parties who provide internet generated student contact information. The new regulations also create liability for misrepresentation in advertisements, offers, and communications presented to prospective students, with associated penalties for noncompliance with these standards.

In addition, these new regulations impose strict liability on educational institutions for misrepresentations made by entities, like us, who contract with the institutions to provide marketing services. As a result, our school customers have demanded and, in limited circumstances, we have acquiesced to be subject to increased limitations of liability in our contracts and, in some cases, to indemnify our customers for actions by our third-party publishers.

The Department also recently issued new regulations under Title IV of the Higher Education Act providing that for-profit schools are eligible to participate in Title IV student financial aid programs only with respect to educational programs that lead to "gainful employment" in a recognized occupation. These regulations, most of which became effective July 1, 2011, require for-profit schools to provide prospective students with each eligible program's recognized occupations, cost, completion rate, job placement rate, and median loan debt of those that have completed the program, and provide that Title IV funds may not be available to students enrolled in educational programs offered by for-profit schools if those programs do not meet certain debt-to-income ratios and loan repayment metrics to be measured beginning July 1, 2012.

Significantly all interactive marketing revenue (which makes up approximately 80 percent of total revenue included in the Enrollment Services operating segment) is generated from for-profit schools. The regulations discussed above may subject us to greater risk of liability and may increase our cost of compliance with these regulations or limit our ability to serve for-profit schools. In addition, these regulations could negatively impact enrollment at for-profit schools, which could adversely affect interactive marketing revenue.

Effective July 1, 2010, the Reconciliation Act of 2010 prohibits new loan originations under the FFEL Program and requires that all new federal loan originations be made through the Federal Direct Loan Program. As a result of this legislation, interest income on our existing FFELP loan portfolio, as well as fee-based revenue from guarantee and third-party FFELP servicing and FFELP loan servicing software licensing and consulting fees will decline over time as our and our third-party lender clients' FFELP loan portfolios are paid down.

On March 30, 2010, President Obama signed into law the Reconciliation Act of 2010. Effective July 1, 2010, this law prohibits new loan originations under the FFEL Program and requires that all new federal loan originations be made through the Federal Direct Loan Program. The new law does not alter or affect the terms and conditions of existing FFELP loans.

As a result of the Reconciliation Act of 2010, we no longer originate new FFELP loans. As such, subsequent to 2010, we will no longer recognize a gain from originating and subsequently selling FFELP loans to the Department under the Department's Loan Purchase Commitment Program (the "Purchase Program"). During 2010 and 2009, we recognized pre-tax gains of $33.8 million and $36.6 million, respectively, from selling $2.1 billion of FFELP loans to the Department during each of these years under the Purchase Program.

In addition, as a result of the Reconciliation Act of 2010, interest income on our existing FFELP loan portfolio, as well as fee-based revenue from guarantee and third-party FFELP servicing and FFELP loan servicing software licensing and consulting fees related to the FFEL Program, will decline over time as our and our third-party lender clients' FFELP loan portfolios are paid down. During the years ended December 31, 2011, 2010, and 2009 we recognized approximately $367 million, $377 million, and $247 million, respectively, of interest income on our FFELP loan portfolio, approximately $91 million, $101 million, and $100 million, respectively, in guarantee and third-party FFELP servicing revenue, and approximately $7 million, $8 million, and $7 million, respectively, in FFELP loan servicing software licensing and consulting fees related to the FFEL Program.

If the Company is unable to grow or develop new revenue streams, the Company's consolidated revenue and operating margin will decrease as a result of the decline in FFELP loan volume outstanding.

Proposed changes to the FFEL Program could have a negative effect on our earnings and operations.

On February 13, 2012, President Obama released a proposed budget of the U.S. federal government for the fiscal year 2013. The budget contains certain proposals that would impact the FFEL Program, including proposals that impact FFELP student loan holders and guaranty agencies. The President's proposals are subject to review by Congress and possible changes. We cannot currently predict whether the current proposals to change the FFEL Program will ultimately be enacted, but if such changes are enacted, they could have a significant adverse impact on the amount of our revenue.

Exposure related to certain tax issues could decrease our net income.

We are subject to federal and state income tax laws and regulations. Income tax regulations are often complex and require interpretation. The nexus standards and the sourcing of receipts from intangible personal property and services have been the subject of state audits and litigation with state taxing authorities and tax policy debates by various state legislatures. As the U.S. Congress and U.S. Supreme Court have not provided clear guidance in this regard, conflicting state laws and court decisions create tremendous uncertainty and expense for taxpayers conducting interstate commerce. Changes in income tax regulations could negatively impact our results of operations. If states enact legislation, alter apportionment methodologies, or aggressively apply the income tax nexus standards, we may become subject to additional state taxes.

From time to time, we engage in transactions in which the tax consequences may be subject to uncertainty. Examples of such transactions include asset and business acquisitions and dispositions, financing transactions, apportionment, nexus standards, and income recognition. Significant judgment is required in assessing and estimating the tax consequences of these transactions. We prepare and file tax returns based on the interpretation of tax laws and regulations. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. In accordance with authoritative accounting guidance, we establish reserves for tax contingencies related to deductions and credits that we may be unable to sustain. Differences between the reserves for tax contingencies and the amounts ultimately owed are recorded in the period they become known. Adjustments to our reserves could have a material effect on our financial statements.

The costs and effects of litigation, investigations, or similar matters, or adverse facts and developments related thereto, could materially affect our financial position, results of operations, and cash flows.

We may be involved from time to time in a variety of lawsuits, investigations, or similar matters arising out of our business operations. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. If the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our financial position, results of operations, and cash flows for any particular period.

Principal Shareholder and Related Party Transactions.

Our Chairman and Chief Executive Officer beneficially owns 67.9 percent of the voting rights of our shareholders and has day to day control over all matters at our Company.

Michael S. Dunlap, our Chairman, Chief Executive Officer, and a principal shareholder, beneficially owns 67.9 percent of the voting rights of our shareholders. In addition, Mr. Dunlap, Stephen F. Butterfield, our Vice Chairman, and Angela L. Muhleisen, Mr. Dunlap's sister, beneficially own stock that in the aggregate has 83.4 percent of the voting rights of our shareholders. Accordingly, each member of the Board of Directors and each member of management has been elected or effectively appointed by Mr. Dunlap and can be removed by Mr. Dunlap. As a result, Mr. Dunlap, as Chairman, Chief Executive Officer, and controlling shareholder, has day to day control over all matters at our Company and has the ability to take actions that benefit him and Ms. Muhleisen but may not benefit other minority shareholders, and may otherwise exercise his control in a manner with which other minority shareholders may not agree or which they may not consider to be in their best interests.

We have entered into contractual arrangements with Union Bank & Trust Company ("Union Bank"). Union Bank is controlled by Farmers & Merchants Investment Inc. ("F&M") which owns 81.4 percent of Union Bank's common stock and 15.4 percent of Union Bank's non-voting preferred stock. Michael S. Dunlap, a significant shareholder of us as well as our Chief Executive Officer, Chairman, and a member of our Board of Directors, along with his spouse, owns or controls a total of 40.3 percent of the stock of F&M, while Mr. Dunlap's sister, Angela L. Muhleisen, owns or controls 38.6 percent of F&M stock. The transactions with Union Bank present conflicts of interest and pose risks to our shareholders that the terms may not be as favorable to us as we could receive from unrelated third parties.

Union Bank is controlled by F&M which owns 81.4 percent of Union Bank's common stock and 15.4 percent of Union Bank's non-voting preferred stock. Michael S. Dunlap, a significant shareholder, as well as our Chief Executive Officer, Chairman, and a member of our Board of Directors, owns or controls 22.1 percent of the stock of F&M, while Mr. Dunlap's spouse owns 18.1 percent of the stock of F&M, and Mr. Dunlap's sister, Angela L. Muhleisen, owns or controls 38.6 percent of F&M stock. Mr. Dunlap serves as a Director and Co-President of F&M. Ms. Muhleisen serves as Director and Co-President of F&M and as a Director, Chairperson, President, and Chief Executive Officer of Union Bank. Union Bank is deemed to have beneficial ownership of various shares of Nelnet because it serves in a capacity of trustee and has sole voting and/or investment power. As of December 31, 2011, Union Bank was deemed to beneficially own 12.2 percent of the voting rights of our common stock. As of December 31, 2011, Mr. Dunlap and Ms. Muhleisen beneficially owned 67.9 percent and 13.5 percent, respectively, of the voting rights of our outstanding common stock.

We have entered into certain contractual arrangements with Union Bank. These transactions include:

- Loan purchases - During 2011, we purchased $0.1 million (par value) of FFELP student loans from Union Bank. No premiums were paid for these loan purchases.

- Loan servicing - As of December 31, 2011, we serviced $496.3 million of loans for Union Bank. Servicing revenue earned by us from this portfolio was $1.9 million for the year ended December 31, 2011.

- Funding - We maintain an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from us participation interests in student loans (the "FFELP Participation Agreement"). We use this facility as a source to fund FFELP student loans. As of December 31, 2011, $509.2 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to us on a short term basis. We can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $750 million or an amount in excess of $750 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by us as loan sales. Accordingly, the participation interests sold are not included on our consolidated balance sheet.

We have from time to time repurchased certain of our own asset-backed securities (bonds and notes payable). For accounting purposes, these notes have been effectively retired and are not included on our consolidated balance sheet. However, these securities are legally outstanding at the trust level and we could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. During 2010, we participated a portion of these securities to Union Bank, as trustee for various grantor trusts, and obtained cash proceeds equal to the par value of the notes. We entered into a Guaranteed Purchase Agreement with Union Bank whereby we must purchase these notes back from Union Bank at par upon the request of Union Bank. As of December 31, 2010, $107.1 million of these securities were outstanding and subject to the participation agreement and were included in "bonds and notes payable" on our consolidated balance sheet. During the first quarter of 2011, we redeemed all outstanding notes under this participation.

- Operating cash - The majority of our cash operating bank accounts are maintained at Union Bank. We also invest cash in the Short term Federal Investment Trust ("STFIT") of the Student Loan Trust Division of Union Bank, which we use as operating cash accounts. As of December 31, 2011, we had $119.5 million deposited at Union Bank in operating accounts or invested in the STFIT. Interest income earned from cash deposited in these operating cash accounts for the year ended December 31, 2011 was $0.2 million.

- 529 Plan administration - We provide certain 529 Plan administration services to certain college savings plans (the "College Savings Plans") through a contract with Union Bank, as the program manager. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans. In 2011, we received fees of $2.3 million from Union Bank related to our administration services provided to the College Savings Plans.

- Lease arrangement - Union Bank leases space in our corporate headquarters building. During 2011, Union Bank paid us approximately $73,000 for rent.

- Other fees paid to Union Bank - During 2011, we paid Union Bank approximately $357,000 for administrative services, commissions, rent expense, and cash management fees.

- Other fees received from Union Bank - During 2011, we received approximately $169,000 from Union Bank related to an employee sharing arrangement and for providing health and productivity services.

- Investment services - In December 2010, Union Bank established various trusts whereby Union Bank serves as trustee for the purpose of purchasing, holding, and selling investments in student loan asset backed securities. Union Bank, in its individual capacity, and us, have both invested money into the trusts. As of December 31, 2011, we had $8.0 million and Union Bank had $248.5 million, respectively, invested in the trusts.

  Prior to May 1, 2011, we and Union Bank employed certain individuals as dual employees and such employees provided consulting and advisory services to Union Bank as trustee for these trusts, and Union Bank agreed to pay us for the share of such employees' salary and payroll based on the value of such services rendered as well as the loss of value of such dual employees' services to us. On May 9, 2011, one of our subsidiaries entered into a management agreement with Union Bank, effective as of May 1, 2011, under which the subsidiary performs various advisory and management services on behalf of Union Bank with respect to investments in securities by the trusts, including identifying securities for purchase or sale by the trusts. The agreement provides that Union Bank will pay to the subsidiary annual fees of 25 basis points on the outstanding balance of the investments in the trusts. As of December 31, 2011, the outstanding balance of investments in the trusts was $394.2 million. In addition, Union Bank will pay additional fees to the subsidiary of 50 percent of the gains from the sale of securities from the trusts. For the year ended December 31, 2011, we recognized $5.1 million of fee revenue related to this agreement.

- Defined contribution plan - Union Bank administers our 401(k) defined contribution plan. Fees paid to Union Bank to administer the plan, approximately $270,000 in 2011, are paid by the plan's participants.

- Letter of credit - Union Bank has issued a $25,000 letter of credit for our benefit. Union Bank charged no fee for providing this service.

The net aggregate impact on our consolidated statements of income for the years ended December 31, 2011, 2010, and 2009 related to the transactions with Union Bank as described above was income of approximately $4.3 million, $8.2 million, and $6.9 million, respectively. See note 19 of the notes to the consolidated financial statements included in this Form 10-K for additional information related to the transactions between us and Union Bank.

Transactions between Union Bank and us are generally based on available market information for comparable assets, products, and services and are extensively negotiated. In addition, all related party transactions between Union Bank and us are approved by both the Union Bank Board of Directors and our Board of Directors. Furthermore, Union Bank is subject to regulatory oversight and review by the FDIC, the Federal Reserve, and the State of Nebraska Department of Banking and Finance. The FDIC and the State of Nebraska Department of Banking and Finance regularly review Union Bank's transactions with affiliates. The regulatory standard applied to the bank falls under Regulation W, which places restrictions on certain "covered" transactions with affiliates.

We intend to maintain our relationship with Union Bank, which our management believes provides certain benefits to us. Those benefits include Union Bank's knowledge of and experience in the FFELP industry, its willingness to provide services, and at times liquidity and capital resources on an expedient basis, and the proximity of Union Bank to our corporate headquarters located in Lincoln, Nebraska.

The majority of the transactions and arrangements with Union Bank are not offered to unrelated third parties or subject to competitive bids. Accordingly, these transactions and arrangements not only present conflicts of interest, but also pose the risk to our shareholders that the terms of such transactions and arrangements may not be as favorable to us as we could receive from unrelated third parties. Moreover, we may have and/or may enter into contracts and business transactions with related parties that benefit Mr. Dunlap and his sister, as well as other related parties, that may not benefit us and/or our minority shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company has no unresolved comments from the staff of the Securities and Exchange Commission regarding its periodic or current reports under the Securities Exchange Act of 1934.

ITEM 2. PROPERTIES

The following table lists the principal facilities for office space owned or leased by the Company as of December 31, 2011. The Company owns the building in Lincoln, Nebraska where its principal office is located. The building is subject to a lien securing the outstanding mortgage debt on the property.

Location	Primary Function or Segment	Approximate square feet	Lease expiration date
Lincoln, NE	Corporate Headquarters, Asset Generation and Management, Student Loan and Guaranty Servicing, Tuition Payment Processing and Campus Commerce, Enrollment Services	126,000	–
Lincoln, NE	Student Loan and Guaranty Servicing	54,000	December 2015
Aurora, CO	Student Loan and Guaranty Servicing	96,000	February 2015
Highlands Ranch, CO	Student Loan and Guaranty Servicing	84,000	March 2017
Paramus, NJ	Enrollment Services	23,000	May 2013
Lawrenceville, NJ	Enrollment Services	13,000	December 2012

The square footage amounts above exclude a total of approximately 37,000 square feet of owned office space in Lincoln, Nebraska that the Company leases to third parties. In addition, not included in the table is a new lease for additional office space in Lincoln, Nebraska that commenced on January 1, 2012. The new lease includes approximately 16,000 square feet and has an expiration date in December 2014. The Company also leases approximately 80,000 square feet and 61,000 square feet of office space in Jacksonville, Florida and Indianapolis, Indiana, respectively, where Asset Generation and Management and Student Loan and Guaranty Servicing operations were previously conducted. As of December 31, 2011, 15,000 square feet in the Indianapolis location was subleased to third parties and such subleases expire in March 2013 and December 2013. The Company leases other office facilities located throughout the United States. These properties are leased on terms and for durations that are reflective of commercial standards in the communities where these properties are located. The Company believes that its respective properties are generally adequate to meet its long term business goals. The Company's principal office is located at 121 South 13th Street, Lincoln, Nebraska 68508.

ITEM 3. LEGAL PROCEEDINGS

General

The Company is subject to various claims, lawsuits, and proceedings that arise in the normal course of business. These matters principally consist of claims by student loan borrowers disputing the manner in which their student loans have been processed and disputes with other business entities. In addition, from time to time the Company receives information and document requests from state or federal regulators concerning its business practices. The Company cooperates with these inquiries and responds to the requests. While the Company cannot predict the ultimate outcome of any inquiry or investigation, the Company believes its activities have materially complied with applicable law, including the Higher Education Act, the rules and regulations adopted by the Department of Education thereunder, and the Department's guidance regarding those rules and regulations. Other than as specifically discussed below, on the basis of present information, anticipated insurance coverage, and advice received from counsel, it is the opinion of the Company's management that the disposition or ultimate determination of these claims, lawsuits, and proceedings will not have a material adverse effect on the Company's business, financial position, or results of operations.

Bais Yaakov of Spring Valley v. Peterson's Nelnet, LLC

On January 4, 2011, a complaint against Peterson's Nelnet, LLC ("Peterson's"), a subsidiary of the Company, was filed in the U.S. federal District Court for the District of New Jersey (the "District Court"). The complaint alleges that Peterson's sent six advertising faxes to the named plaintiff in 2008-2009 that were not the result of express invitation or permission granted by the plaintiff and did not include certain opt out language. The complaint also alleges that such faxes violated the federal Telephone Consumer Protection Act (the "TCPA"), purportedly entitling the plaintiff to $500 per violation, trebled for willful violations for each of the six faxes. The complaint further alleges that Peterson's had sent putative class members more than 10,000 faxes that violated the TCPA, amounting to more than $5 million in statutory penalty damages and more than $15 million if trebled for willful violations. The complaint seeks to establish a class action for two different classes of plaintiffs: Class A, to whom Peterson's sent unsolicited fax advertisements containing opt out notices similar to those contained in the faxes received by the named plaintiff; and Class B, to whom Peterson's sent fax advertisements containing opt out notices similar to those contained in the faxes received by the named plaintiff. As of the filing date of this report, the District Court has not established or recognized any class.

On February 16, 2011, Peterson's filed a motion to dismiss the complaint based on a lack of federal question or diversity jurisdiction with respect to the complaint, which was denied by the District Court on April 15, 2011, shortly after a similar motion to dismiss that had been granted in an unrelated case involving alleged TCPA violations related to faxes was reversed by the U.S. Court of Appeals for the Third Circuit (the "Appeals Court"), which has jurisdiction over the District Court. On April 29, 2011, Peterson's filed an answer to the complaint, but also filed a motion for reconsideration of the motion to dismiss. On May 17, 2011, the Appeals Court granted a petition for rehearing of the motion to dismiss in the unrelated TCPA fax case, and on May 31, 2011, Peterson's filed a motion for stay pending the outcome of that rehearing. On September 12, 2011, the motion for stay was granted, and the motion for reconsideration was denied by the District Court. On September 20, 2011, the named plaintiff filed a motion for reconsideration of the District Court's order, and at a hearing on November 22, 2011 the District Court ordered counsel to submit a proposed order to modify the stay for a limited third party subpoena, which the District Court approved on December 5, 2011. On January 18, 2012, the U.S. Supreme Court issued a decision in an unrelated TCPA case which held that federal courts have federal question jurisdiction over private causes of action under the TCPA. On January 20, 2012, the named plaintiff requested that the stay be lifted on the basis of the Supreme Court's decision, and on January 25, 2012 the District Court denied that request since the stay is based on the outcome of the Appeals Court rehearing, and there has been no decision by the Appeals Court with respect to such rehearing.

Peterson's intends to continue to contest the suit vigorously. Due to the preliminary stage of this matter and the uncertainty and risks inherent in class determination and the overall litigation process, the Company believes that a meaningful estimate of a reasonably possible loss, if any, or range of reasonably possible losses, if any, cannot currently be made.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Class A common stock is listed and traded on the New York Stock Exchange under the symbol "NNI," while its Class B common stock is not publicly traded. The number of holders of record of the Company's Class A common stock and Class B common stock as of January 31, 2012 was 860 and 22, respectively. The record holders of the Class B common stock are Michael S. Dunlap and Stephen F. Butterfield, an entity controlled by them, various members of their families, and various estate planning trusts established by them. Because many shares of the Company's Class A common stock are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of beneficial owners represented by these record holders. The following table sets forth the high and low sales prices for the Company's Class A common stock for each full quarterly period in 2011 and 2010.

	2011				2010			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$ 24.00	$ 23.19	$ 22.69	$ 24.65	$ 19.45	$ 21.46	$ 23.98	$ 24.06
Low	20.87	19.68	17.34	17.75	14.54	17.72	17.76	21.35

In the first quarter of 2007, the Company began paying dividends of $0.07 per share on the Company's Class A and Class B common stock which were paid quarterly through the first quarter of 2008. On May 21, 2008, the Company announced that it was temporarily suspending its quarterly dividend program. On November 5, 2009, the Company's Board of Directors voted to reinstate the quarterly dividend program effective for the fourth quarter of 2009. Accordingly, a dividend of $0.07 per share on the Company's Class A and Class B common stock was paid during the fourth quarter of 2009 and during the first, second, and third quarters of 2010. In November 2010, the Nelnet Board of Directors declared a fourth quarter cash dividend on its outstanding shares of Class A common stock and Class B common stock of $0.49 per share. The dividend consisted of a quarterly dividend of $0.07 per share, and an additional $0.42 per share representing $0.07 per share for each of the six quarters in 2008 and 2009 during which the Company had suspended dividend payments to preserve capital during a volatile period in the market. The dividend was paid on December 15, 2010 to shareholders of record as of December 1, 2010.

Dividends of $0.07, $0.10, $0.10, and $0.10 per share on the Company's Class A and Class B common stock were paid on March 15, 2011, June 15, 2011, September 15, 2011, and December 15, 2011, respectively, to all holders of record as of March 1, 2011, June 1, 2011, September 1, 2011, and December 1, 2011, respectively.

The Company currently plans to continue making quarterly dividend payments, subject to future earnings, capital requirements, financial condition, and other factors. In addition, the payment of dividends is subject to the terms of the Company's outstanding junior subordinated hybrid securities, which generally provide that if the Company defers interest payments on those securities it cannot pay dividends on its capital stock.

Performance Graph

The following graph compares the change in the cumulative total shareholder return on the Company's Class A common stock to that of the cumulative return of the Dow Jones U.S. Total Market Index (the broad equity market index presented in previous years), the S&P 500 Index, the Dow Jones U.S. Financial Services Index (the industry index presented in previous years), and the S&P Financials Index. The S&P 500 Index and the S&P Financials Index have been selected as the broad equity market index and the industry index, respectively, for presentation in the current and future years since the S&P 500 Index is a well known index that the Company's management uses for various internal evaluations of the Company's performance, and the Company believes that the S&P Financials Index is the industry index that is more frequently used for Company performance comparisons by investment banking firms that follow the Company. The graph assumes that the value of an investment in the Company's Class A common stock and each index was $100 on December 31, 2006 and that all dividends, if applicable, were reinvested. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Nelnet, Inc., the Dow Jones US Index, the S&P 500 Index, the Dow Jones US Financial Services Index, and the S&P Financials Index



$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Nelnet, Inc.
Dow Jones US
S&P 500
Dow Jones US Financial Services
S&P Financials

Company/Index	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
Nelnet, Inc.	$ 100.00	$ 47.15	$ 53.48	$ 64.57	$ 91.79	$ 96.50
Dow Jones US	100.00	106.01	66.61	85.79	100.08	101.42
S&P 500	100.00	105.49	66.46	84.05	96.71	98.75
Dow Jones US Financial Services	100.00	83.89	34.86	52.81	54.71	48.35
S&P Financials	100.00	81.37	36.36	42.62	47.79	39.64

The preceding information under the caption "Performance Graph" shall be deemed to be "furnished" but not "filed" with the Securities and Exchange Commission.

Stock Repurchases

The following table summarizes the repurchases of Class A common stock during the fourth quarter of 2011 by the Company or any "affiliated purchaser" of the Company, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934.

Period	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (2)	Maximum number of shares that may yet be purchased under the plans or programs
October 1 - October 31, 2011	311,524	$ 19.06	310,547	1,568,860
November 1 - November 30, 2011	1,285	21.45	904	1,567,956
December 1 - December 31, 2011	1,729	23.20	1,392	1,566,564
Total	314,538	$ 19.09	312,843	

(1) The total number of shares includes: (i) shares purchased pursuant to the stock repurchase program discussed in footnote (2) below; and (ii) shares owned and tendered by employees to satisfy tax withholding obligations upon the vesting of restricted shares. Shares of Class A common stock purchased pursuant to the stock repurchase program included 247 shares, 904 shares, and 1,392 shares in October, November, and December 2011, respectively, that had been issued to the Company's 401(k) plan and allocated to employee participant accounts pursuant to the plan's provisions for Company matching contributions in shares of Company stock, and were purchased by the Company from the plan pursuant to employee participant instructions to dispose of such shares. Shares of Class A common stock tendered by employees to satisfy tax withholding obligations included 977 shares, 381 shares, and 337 shares in October, November, and December 2011, respectively. Unless otherwise indicated, shares owned and tendered by employees to satisfy tax withholding obligations were purchased at the closing price of the Company's shares on the date of vesting.

(2) On May 25, 2006, the Company announced that its Board of Directors authorized a stock repurchase program to repurchase up to a total of five million shares of the Company's Class A common stock. On February 9, 2007, the Company announced that its Board of Directors increased to ten million the total number of shares of Class A common stock authorized for repurchase under the program. The program currently has an expiration date of May 24, 2012. Certain share repurchases included in the table above were made pursuant to a trading plan adopted by the Company in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934.

Equity Compensation Plans

For information regarding the Company's equity compensation plans, see Part III, Item 12 of this report.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial and other operating information of the Company. The selected financial data in the table is derived from the consolidated financial statements of the Company. The following selected financial data should be read in conjunction with the consolidated financial statements, the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this report.

	Year ended December 31,				
	2011	2010	2009	2008	2007
	(Dollars in thousands, except share data)				
Operating Data:					
Net interest income	$ 364,565	371,071	235,345	187,892	244,614
Loan and guaranty servicing revenue	175,657	158,584	129,911	124,057	150,144
Tuition payment processing and campus commerce revenue	67,797	59,824	53,894	48,155	42,766
Enrollment services revenue	130,470	139,897	119,397	112,405	103,905
Other income	29,513	31,310	26,469	22,775	30,423
Gain (loss) on sale of loans and debt repurchases, net	8,340	78,631	76,831	(51,414)	3,597
Income from continuing operations	$ 204,335	189,034	139,125	26,844	35,429
Income (expense) from discontinued operations	—	—	—	1,818	(2,575)
Net income	$ 204,335	189,034	139,125	28,662	32,854
Earnings (loss) per common share					
Basic:					
Continuing operations	$ 4.24	3.82	2.79	0.54	0.71
Discontinued operations	—	—	—	0.04	(0.05)
Net earnings	$ 4.24	3.82	2.79	0.58	0.66
Diluted:					
Continuing operations	$ 4.23	3.81	2.78	0.54	0.71
Discontinued operations	—	—	—	0.04	(0.05)
Net earnings	$ 4.23	3.81	2.78	0.58	0.66
Dividends per common share	$ 0.37	0.70	0.07	0.07	0.28
Other Data:					
Fixed rate floor income (a)	$ 144,454	132,243	145,098	37,457	10,347
Core student loan spread	1.52%	1.48%	1.18%	0.99%	1.13%
Origination and acquisition of student loans	$ 2,841,334	4,202,164	2,779,873	2,809,082	5,152,110
Student loans serviced (at end of period) (b)	76,119,717	61,477,651	37,549,563	35,888,693	33,817,458

	As of December 31,				
	2011	2010	2009	2008	2007
	(Dollars in thousands, except share data)				
Balance Sheet Data:					
Cash and cash equivalents	$ 42,570	283,801	338,181	189,847	111,746
Student loans receivables, net	24,297,876	24,033,001	23,926,957	25,413,008	26,736,122
Goodwill and intangible assets	145,492	155,830	197,255	252,232	277,525
Total assets	25,852,217	25,893,892	25,876,427	27,854,897	29,162,783
Bonds and notes payable	24,434,540	24,672,472	24,805,289	26,787,959	28,115,829
Shareholders' equity	1,066,205	906,633	784,563	643,226	608,879
Tangible shareholders' equity	920,713	750,803	587,308	390,994	331,354
Book value per common share	22.62	18.75	15.73	13.05	12.31
Tangible book value per common share	19.53	15.53	11.77	7.93	6.70
Ratios:					
Shareholders' equity to total assets	4.12%	3.50%	3.03%	2.31%	2.09%

(a) Includes settlement payments on derivatives used to hedge student loans earning fixed rate floor income.

(b) (b) The student loans serviced does not include loans serviced by EDULINX for all periods presented. The Company sold EDULINX in May 2007. As a result of this transaction, EDULINX is reported as discontinued operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Management's Discussion and Analysis of Financial Condition and Results of Operations is for the years ended December 31, 2011, 2010 and 2009. All dollars are in thousands, except per share amounts, unless otherwise noted.)

The following discussion and analysis provides information that the Company's management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. The discussion should be read in conjunction with the Company's consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2011.

Reclassifications

Certain amounts previously reported within the Company's consolidated statements of income have been reclassified to conform to the current period presentation. These reclassifications include:

- Reclassifying "software services revenue" to "loan and guaranty servicing revenue."
- Reclassifying "professional and other services," "occupancy and communications," "postage and distribution," "advertising and marketing," and "trustee and other debt related fees" to "other" operating expenses.
- Reclassifying student list amortization, which was previously included in "advertising and marketing" to "depreciation and amortization."

The reclassifications had no effect on consolidated net income or consolidated assets and liabilities.

OVERVIEW

The Company is an education services company focused primarily on providing fee-based processing services and quality education-related products and services in four core areas: loan financing, loan servicing, payment processing, and enrollment services (education planning). These products and services help students and families plan, prepare, and pay for their education and make the administrative and financial processes more efficient for schools and financial organizations. In addition, the Company earns interest income on a portfolio of federally insured student loans.

The Company has certain business objectives in place that include:

- Continue to grow and diversify fee-based revenue
- Manage operating costs
- Maximize the value of existing portfolio
- Use liquidity to capitalize on market opportunities

Achieving these business objectives has impacted and will continue to impact the financial condition and operating results of the Company.

Continue to Grow and Diversify Fee-Based Revenue

The Company has expanded products and services generated from businesses that are not dependent upon the FFEL Program. The Company focuses primarily on expanding its fee-based products and services related to loan servicing, payment processing, and enrollment services. A summary of revenue from the Company's fee-based operating segments is shown below.

	Year ended December 31,			
	2011	2010	$ Change	% Change
Student Loan and Guaranty Servicing	$ 175,657	158,838	16,819	10.6%
Tuition Payment Processing and Campus Commerce	67,797	59,824	7,973	13.3
Enrollment Services (a)	130,470	139,897	(9,427)	(6.7)
Total revenue from fee-based businesses	$ 373,924	358,559	15,365	4.3%

(a) Enrollment services revenue has been negatively affected by the current regulatory uncertainty in the for-profit college industry, which has caused schools to decrease spending on marketing efforts as further discussed in this Item 7 under "Enrollment Services Operating Segment – Results of Operations."

As shown below, the Company's revenue and income before taxes related to its fee-based operating segments continues to increase. The table below includes the consolidated operating results of the Company excluding the Asset Generation and Management Operating segment. Thus, the below table reflects the operating results of the Company as if it was not generating any earnings from its student loan portfolio.



Nelnet Consolidated Operating Results
(excluding Asset Generation and Management operating segment)
(Dollars in millions)
$500
$450
$400
$350
$300
$250
337
342
387
320
446
366
458
367
year ended 12/31/08
year ended 12/31/09
year ended 12/31/10
year ended 12/31/11
Revenue
adjusted operating expenses (a)

Income (loss) before taxes (a)			
($5 million)	$67 million	$80 million	$91 million

(a) Excludes restructure, impairment, and litigation charges. Additional information on total operating expenses by segment and these adjustments thereto are further discussed in this Item 7 under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Manage Operating Costs

Excluding the cost to provide enrollment services; impairment, restructure, and litigation charges; and collection costs related to loan rehabilitation revenue, operating expenses in 2011 remained flat as compared to 2010, as further discussed in this Item 7 under "Results of Operations - Operating Expenses."

Maximize the Value of Existing Portfolio

Fixed rate floor income

Loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment formula set by the Department and the borrower rate, which is fixed over a period of time. The SAP formula is based on an applicable indice plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company earns additional spread income that it refers to as floor income. For loans where the borrower rate is fixed to term, the Company earns floor income for an extended period of time, which the Company refers to as fixed rate floor income.

The Company has earned fixed rate floor income as summarized below:

	Year ended December 31,	
	2011	2010
Fixed rate floor income, gross	$ 164,700	151,861
Derivative settlements (a)	(20,246)	(19,618)
Fixed rate floor income, net	$ 144,454	132,243
Fixed rate floor income contribution to spread, net	0.60%	0.52%

(a) Includes settlement payments on derivatives used to hedge student loans earning fixed rate floor income.

The high levels of fixed rate floor income earned during 2011 and 2010 are due to historically low interest rates. In addition, the 2011 amount increased due to the purchase of the residual interest in $1.9 billion of consolidation loans in July 2011. If interest rates remain low, the Company anticipates continuing to earn significant fixed rate floor income in future periods. See Item 7A, "Quantitative and Qualitative Disclosures about Market Risk," which provides additional detail on the Company's portfolio earning fixed rate floor income and the derivatives used by the Company to hedge these loans.

Future Cash Flow from Portfolio

The majority of the Company's portfolio of student loans is funded in asset-backed securitizations that are structured to substantially match the maturity of the funded assets, thereby minimizing liquidity risk. In addition, due to (i) the difference between the yield the Company receives on the loans and cost of financing within these transactions, and (ii) the servicing and administration fees the Company earns from these transactions, the Company has created a portfolio that will generate earnings and significant cash flow over the life of these transactions.

As of December 31, 2011, based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, the Company currently expects future undiscounted cash flows from its portfolio to be approximately $1.81 billion.

A further description of these future cash flows can be found in this Item 7 under "Liquidity and Capital Resources."

Use Liquidity to Capitalize on Market Opportunities

The Company has used and will continue to use its improved liquidity position to capitalize on market opportunities, including FFELP student loan acquisitions; strategic acquisitions and investments in its core business areas of loan financing, loan servicing, payment processing, and enrollment services (education planning); and capital management initiatives, including stock repurchases, debt repurchases, and dividend distributions.

During 2011, the Company has used its improved liquidity to accomplish the following items:

- FFELP Student Loan Acquisitions
    - Purchased $2.8 billion of FFELP student loans

- Acquisitions and Investments in Core Business Areas
    - Purchased contracts with more than 370 K-12 schools to provide tuition payment plan services

- Capital Management
    - Repurchased 1,436,423 shares of common stock for $27.1 million ($18.89 per share)
    - Repurchased $74.8 million notional amount of debt recognizing a gain of $7.0 million
    - Raised the quarterly dividend paid on the Company's common stock to $0.10 per share ($17.8 million in total dividends paid in 2011)

RESULTS OF OPERATIONS

The Company's operating results are primarily driven by the performance of its existing portfolio and the revenues generated by its fee-based businesses and the costs to provide such services. The performance of the Company's portfolio is driven by interest income and losses related to credit quality of the assets along with the cost to administer and service the assets and related debt.

Net Interest Income

The Company generates a significant portion of its earnings from the spread, referred to as its student loan spread, between the yield the Company receives on its student loan portfolio and the cost of funding these loans. This spread income is reported on the Company's consolidated statements of income as net interest income. The amortization/accretion of loan premiums and discounts, including capitalized costs of origination, the 1.05% per year consolidation loan rebate fee paid to the Department, and yield adjustments from borrower benefit programs, are netted against loan interest income on the Company's consolidated statements of income. The amortization of debt issuance costs is included in interest expense on the Company's consolidated statements of income.

Investment interest income, which is a component of net interest income, includes income from unrestricted interest-earning deposits and investments and funds in the Company's special purpose entities, which are utilized for its asset-backed securitizations.

Net interest income also includes interest expense on unsecured debt offerings. The proceeds from these unsecured debt offerings were used by the Company to fund general business operations and certain asset and business acquisitions.

Provision for Loan Losses

Management estimates and establishes an allowance for loan losses through a provision charged to expense. Losses are charged against the allowance when management believes the collection of the loan principal is unlikely. Recovery of amounts previously charged off is credited to the allowance for loan losses. Management maintains the allowance for federally insured and non-federally insured loans at a level believed to be appropriate to provide for estimated probable credit losses inherent in the loan portfolio. This evaluation is inherently subjective because it requires estimates that may be susceptible to significant changes. The Company analyzes the allowance separately for its federally insured loans and its non-federally insured loans.

The allowance for the federally insured loan portfolio is based on periodic evaluations of the Company's loan portfolios considering loans in repayment versus those in a nonpaying status, delinquency status, trends in defaults in the portfolio based on Company and industry data, past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. The federal government guarantees 97 percent of the principal of and the interest on federally insured student loans disbursed on and after July 1, 2006 (and 98 percent for those loans disbursed prior to July 1, 2006), which limits the Company's loss exposure on the outstanding balance of the Company's federally insured portfolio. Student loans disbursed prior to October 1, 1993 are fully insured.

In determining the appropriateness of the allowance for loan losses on the non-federally insured loans, the Company considers several factors including: loans in repayment versus those in a nonpaying status, delinquency status, type of program, trends in defaults in the portfolio based on Company and industry data, past experience, current economic conditions, and other relevant factors. The Company places a non-federally insured loan on nonaccrual status when the collection of principal and interest is 30 days past due and charges off the loan and accrued interest when the collection of principal and interest is 120 days past due.

Other Income

The Company also earns fees and generates revenue from other sources as summarized below.

Student loan and guaranty servicing revenue – Student loan and guaranty servicing revenue consists of the the following items:

- *Loan and guaranty servicing fees* – Loan servicing fees are determined according to individual agreements with customers and are calculated based on the dollar value of loans, number of loans, or number of borrowers serviced for each customer. Guaranty servicing fees, generally, are calculated based on the number of loans serviced, volume of loans serviced, or amounts collected. Revenue is recognized when earned pursuant to applicable agreements, and when ultimate collection is assured.

- *Software services revenue* – Software services revenue is determined from individual agreements with customers and includes license and maintenance fees associated with student loan software products. Computer and software consulting and remote hosting revenues are recognized over the period in which services are provided to customers.

Tuition payment processing and campus commerce revenue – Tuition payment processing and campus commerce revenue primarily includes actively managed tuition payment solutions and online payment processing. Fees for these services are recognized over the period in which services are provided to customers.

Enrollment services revenue – Enrollment services revenue primarily consists of the following items:

- *Interactive marketing* – Interactive marketing revenue is derived primarily from fees which are earned through the delivery of qualified inquiries or clicks. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Delivery is deemed to have occurred at the time a qualified inquiry or click is delivered to the customer provided that no significant obligations remain. From time to time, the Company may agree to credit certain inquiries or clicks if they fail to meet the contractual or other guidelines of a particular client. The Company has established a sales reserve based on historical experience. To date, such credits have been immaterial and within management's expectations.

  For a portion of its interactive marketing revenue, the Company has agreements with providers of online media or traffic ("Publishers") used in the generation of inquiries or clicks. The Company receives a fee from its customers and pays a fee to Publishers either on a cost per inquiry, cost per click, or cost per number of impressions basis. The Company is the primary obligor in the transaction. As a result, the fees paid by the Company's customers are recognized as revenue and the fees paid to its Publishers are included in "cost to provide enrollment services" in the Company's consolidated statements of income.

- *List marketing* – Revenue from the sale of lists is generally earned and recognized, net of estimated returns, upon delivery.

- *Publishing services* – Revenue from the sale of print products is generally earned and recognized, net of estimated returns, upon shipment or delivery.

- *Resource centers* – Resource centers services include online courses, scholarship search and selection data, career planning, and online information about colleges and universities. The majority of these services are sold based on subscriptions and/or are performance based. Revenues from sales of subscription and performance based services are recognized ratably over the term of the contract as earned. Subscription and performance based revenues received or receivable in advance of the delivery of services is included in deferred revenue.

Other income – Other income primarily includes borrower late fee income, which is earned by the education lending subsidiaries and is recognized when payments are collected from the borrower.

Operating Expenses

Operating expenses includes indirect costs incurred to acquire student loans; costs incurred to manage and administer the Company's student loan portfolio and its financing transactions; costs incurred to service the Company's student loan portfolio and the portfolios of third parties; collection costs related to rehabilitation revenue; the cost to provide enrollment services; costs incurred to provide tuition payment processing, campus commerce, resource center and list marketing services, and software and technical services to third parties; the depreciation and amortization of capital assets and intangible assets; investments in products, services, and technology to meet customer needs and support continued revenue growth; and other general and administrative expenses. The cost to provide enrollment services, as discussed previously, consists of costs incurred to provide interactive marketing and publishing services in the Company's Enrollment Services operating segment. Operating expenses also includes impairment charges related to the impairment of goodwill and certain intangible assets and employee termination benefits, lease termination costs, and the write-down of certain assets related to the Company's restructuring initiatives. Operating expenses in 2010 also includes a litigation settlement charge.

Net Interest Income (net of settlements on derivatives)

	Year ended December 31,			December 31, 2011 vs. 2010 Increase(Decrease)		December 31, 2010 vs. 2009 Increase(Decrease)	
	2011	2010	2009	$	%	$	%
Interest income:							
Loan interest	$ 589,686	598,675	609,920	(8,989)	(1.5)%	(11,245)	(1.8)%
Investment interest	3,168	5,256	10,287	(2,088)	(39.7)	(5,031)	(48.9)
Total interest income	592,854	603,931	620,207	(11,077)	(1.8)	(16,276)	(2.6)
Interest expense:							
Interest on bonds and notes payable	228,289	232,860	384,862	(4,571)	(2.0)	(152,002)	(39.5)
Net interest income	364,565	371,071	235,345	(6,506)	(1.8)	135,726	57.7
Provision for loan losses	21,250	22,700	29,000	(1,450)	(6.4)	(6,300)	(21.7)
Net interest income after provision for loan losses	343,315	348,371	206,345	(5,056)	(1.5)	142,026	68.8
Derivative settlements, net (a)	(7,840)	(14,264)	39,286	6,424	(45.0)	(53,550)	(136.3)
Net interest income after provision for loan losses (net of settlements on derivatives)	$ 335,475	334,107	245,631	1,368	0.4 %	88,476	36.0 %

(a) The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured the majority of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. Derivative settlements for each applicable period should be evaluated with the Company's net interest income.

Net interest income after provision for loan losses, net of settlements on derivatives, includes the following items:

	Year ended December 31,			December 31, 2011 vs. 2010 Increase(Decrease)		December 31, 2010 vs. 2009 Increase(Decrease)	
	2011	2010	2009	$	%	$	%
Variable net interest income, net of settlements on derivatives (a)	$ 218,752	241,199	140,679	(22,447)	(9.3)%	100,520	71.5%
Fixed rate floor income, net of settlements on derivatives (b)	144,454	132,243	145,098	12,211	9.2	(12,855)	(8.9)
Variable-rate floor income, net of settlements on derivatives (c)	—	—	7,502	—	—	(7,502)	(100.0)
Investment interest (d)	3,168	5,256	10,287	(2,088)	(39.7)	(5,031)	(48.9)
Corporate debt interest expense (e)	(9,649)	(21,891)	(28,935)	12,242	(55.9)	7,044	(24.3)
Provision for loan losses (f)	(21,250)	(22,700)	(29,000)	1,450	(6.4)	6,300	(21.7)
Net interest income after provision for loan losses (net of settlements on derivatives)	$ 335,475	334,107	245,631	1,368	0.4 %	88,476	36.0%

(a) Variable student loan spread is impacted by variable rate student loan interest, consolidation rebate fees, amortization/ accretion of loan premiums and discounts, and interest expense on bonds and notes. See Item 7 under "Asset Generation and Management Operating Segment – Results of Operations" for additional information.

(b) The Company has a portfolio of student loans that are earning interest at a fixed borrower rate which exceeds the statutorily defined variable lender rate generating fixed rate floor income. See Item 7A, "Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Risk" for additional information.

(c) Loans that reset annually on July 1 can generate excess spread income compared with the rate based on the special allowance payment formula in declining interest rate environments. The Company refers to this additional income as variable-rate floor income. A portion of the Company's portfolio was earning variable-rate floor income during 2009 as a result of declining interest rates. No variable-rate floor income was earned during 2011 and 2010.

(d) Investment interest decreased year over year due to lower interest rates and a decrease in average cash held.

(e) Corporate debt interest expense includes interest expense incurred on the Company's 5.125% Senior Notes due 2010 (the "Senior Notes"), Junior Subordinated Hybrid Securities, and $750 million unsecured line of credit.

Corporate debt interest expense decreased in 2011 compared to 2010 due to a reduction in debt outstanding due to the maturity of the Senior Notes on June 1, 2010, the purchase of Junior Subordinated Hybrid Securities during the third quarter of 2010, and using excess cash to pay down a portion of the unsecured line of credit.

Corporate debt interest expense decreased in 2010 compared to 2009 due to a reduction in debt outstanding due to the purchase of certain Senior Notes during the first, second, and third quarters of 2009, the maturity of the Senior Notes on June 1, 2010, and the purchase of Junior Subordinated Hybrid Securities during the third quarter of 2010.

(f) The provision for loan losses represents the periodic expense of maintaining an allowance sufficient to absorb losses inherent in the Company's portfolio of loans. The non-federally insured loan provision decreased $2.8 million and $5.0 million during the years ended December 31, 2011 and 2010, respectively, compared to the same periods in 2010 and 2009. The decrease in 2010 from 2009 is primarily due to a decrease in the dollar amount of the Company's non-federally insured student loan portfolio, including those loans in repayment and loans delinquent, as well as continued aging of the portfolio. The decrease in 2011 from 2010 is primarily due to the continued aging of the portfolio.

The federally insured loan provision increased $1.3 million during the year ended December 31, 2011 compared to 2010, primarily due to an increase in delinquent loans. The federally insured loan provision decreased $1.3 million for the year ended December 31, 2010 compared to 2009, primarily due to a decrease in delinquent loans.

Other Income

	Year ended December 31,			December 31, 2011 vs. 2010 Increase(Decrease)		December 31, 2010 vs. 2009 Increase(Decrease)	
	2011	**2010**	**2009**	**$**	**%**	**$**	**%**
Loan and guaranty servicing revenue (a)	$ 175,657	158,584	129,911	17,073	10.8 %	28,673	22.1%
Tuition payment processing and campus commerce revenue (b)	67,797	59,824	53,894	7,973	13.3	5,930	11.0
Enrollment services revenue (c)	130,470	139,897	119,397	(9,427)	(6.7)	20,500	17.2
Other income (d)	29,513	31,310	26,469	(1,797)	(5.7)	4,841	18.3
Gain on sale of loans and debt repurchases (e)	8,340	78,631	76,831	(70,291)	(89.4)	1,800	2.3
Derivative market value and foreign currency adjustments (f)	(17,807)	3,587	(30,802)	(21,394)	(596.4)	34,389	(111.6)
Derivative settlements, net (g)	(7,840)	(14,264)	39,286	6,424	(45.0)	(53,550)	(136.3)
Total other income	$ 386,130	457,569	414,986	(71,439)	(15.6)%	42,583	10.3%

(a) "Loan and guaranty servicing revenue" increased year over year due to an increase in loan servicing revenue from the Department of Education, an increase in guaranty servicing revenue as a result of recognizing revenue related to rehabilitation collections on defaulted loans, and due to the volume added to the the Company's servicing platforms related to the hosted servicing software solution. This additional revenue was partially offset by a decrease in external FFELP servicing revenue due to the loss of servicing volume from third-party customers as a result of these customers selling their portfolios and portfolio runoff. See Item 7 under "Student Loan and Guaranty Servicing Operating Segment – Results of Operations" for additional information.

(b) "Tuition payment processing and campus commerce revenue" increased year over year due to an increase in the number of managed tuition payment plans and an increase in campus commerce customers.

(c) "Enrollment services revenue" decreased in 2011 compared to 2010 due mainly to a decrease in interactive marketing services volume, as well as decreases in publishing services revenue and resource center and list marketing revenue. Enrollment services revenue has been negatively affected by the current regulatory uncertainty in the for-profit college industry, which has caused schools to decrease spending on marketing efforts.

"Enrollment services revenue" increased in 2010 compared to 2009 due to an increase in interactive marketing revenue offset by a reduction in revenue related to other enrollment products and services.

See Item 7 under "Enrollment Services Operating Segment - Results of Operations" for additional information.

(d) The following table summarizes the components of "other income."

	Year ended December 31,		
	2011	2010	2009
Borrower late fee income	$ 12,647	12,390	11,305
Investment advisory fees (1)	5,062	—	—
529 Plan administration fees	2,275	5,744	3,409
Other	9,529	13,176	11,755
Other income	$ 29,513	31,310	26,469

(1) Union Bank established various trusts whereby Union Bank serves as trustee for the purpose of purchasing, holding, managing, and selling investments in student loan asset backed securities. During 2011, the Company entered into an agreement to provide various advisory and management services on behalf of Union Bank with respect to investments included in the trusts. The agreement provides that Union Bank will pay to the Company annual fees of 25 basis points on the outstanding balance of the investments in the trusts and 50 percent of the gains from the sale of securities from the trusts. As of December 31, 2011, the outstanding balance of investments in the trusts was $394.2 million.

(e) "Gain on sale of loans and debt repurchases" includes the following:

	Year ended December 31, 2011			Year ended December 31, 2010			Year ended December 31, 2009		
	Notional amount	Purchase price	Gain	Notional amount	Purchase price	Gain	Notional amount	Purchase price	Gain
Gains on debt repurchases:									
Junior Subordinated Hybrid Securities	$ 62,558	55,651	6,907	34,995	30,073	4,922	1,750	350	1,400
Asset-backed securities	12,254	12,199	55	690,750	650,789	39,961	348,155	319,627	28,528
5.125% Senior Notes due 2010	—	—	—	—	—	—	208,284	196,529	11,755
	$ 74,812	67,850	6,962	725,745	680,862	44,883	558,189	516,506	41,683
Gain on sale of loans			1,378			33,748			35,148
Gain on sale of loans and debt repurchases, net			$ 8,340			78,631			76,831

Due to improvements in the capital markets during 2011, the opportunities for the Company to repurchase debt at less than par are becoming more limited.

(f) The change in "derivative market value and foreign currency adjustments" is the result of the change in the fair value of the Company's derivative portfolio and transaction gains/losses resulting from the re-measurement of the Company's Euro-denominated bonds to U.S. dollars. These changes are summarized below.

	Year ended December 31,		
	2011	2010	2009
Change in fair value of derivatives - income (expense)	$ (50,513)	(77,134)	6,852
Foreign currency transaction adjustment - income (expense)	32,706	80,721	(37,654)
Derivative market value and foreign currency adjustments - income (expense)	$ (17,807)	3,587	(30,802)

(g) The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured the majority of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. Derivative settlements for each applicable period should be evaluated with the Company's net interest income.

Further detail of the components of derivative settlements is included in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk."

Operating Expenses

As shown below, excluding the costs to provide enrollment services, impairment charges, restructuring charges, a litigation settlement, and collection costs related to loan rehabilitation revenue, operating expenses remained fairly flat in 2011 compared to 2010 and increased $19.0 million (6.6%) in 2010 compared to 2009.

	Year ended December 31,			December 31, 2011 vs. 2010 Increase(Decrease)		December 31, 2010 vs. 2009 Increase(Decrease)	
	2011	**2010**	**2009**	**$**	**%**	**$**	**%**
Salaries and benefits	$ 177,951	166,011	151,285	11,940	7.2 %	14,726	9.7%
Other expenses	126,044	138,868	134,597	(12,824)	(9.2)	4,271	3.2
Operating expenses, excluding cost to provide enrollment services; impairment, restructure, and litigation charges; and collection costs related to loan rehabilitation revenue	303,995	304,879	285,882	(884)	(0.3)%	18,997	6.6%
Cost to provide enrollment services	86,548	91,647	74,926				
Impairment expense (a)	—	26,599	32,728				
Restructure expense	—	6,020	7,982				
Litigation settlement (b)	—	55,000	—				
Collection costs related to loan rehabilitation revenue (c)	17,115	19,341	4,115				
Total operating expenses	$ 407,658	503,486	405,633				

(a) As a result of the 2010 annual goodwill impairment test, the Company recorded impairment charges at two reporting units. These charges consisted of $23.9 million related to its interactive marketing business and $2.7 million related to its list marketing business. As a result of the 2009 annual goodwill impairment test, the Company recorded impairment charges of $32.7 million related to its list marketing business.

(b) On August 13, 2010, the Company reached an agreement in principal to pay $55.0 million to settle all claims associated with the "qui tam" action brought by Jon H. Oberg on behalf of the United States of America. The settlement agreement was finalized on October 25, 2010. As a result of the settlement, the Company recorded a $55.0 million pre-tax charge during the third quarter of 2010 and paid the settlement on November 3, 2010.

(c) The Company incurred collection costs directly related to revenue earned from rehabilitation loans. These costs are included in "other" under the operating expense section of the consolidated statements of income and are shown separately in the above table for comparability purposes for the periods shown.

The change in operating expenses in 2011 compared to 2010 was due to the following items:

- An increase in salaries and benefits due to adding resources in preparation to support the hosted servicing software product and to service the growth related to the government servicing contract and the increase in the number of managed tuition payment plans and campus commerce customers.

- A decrease in other expenses due primarily to a decrease in legal fees associated with the Oberg litigation which was settled in 2010, as well as a decrease in amortization related to student list costs. The decrease in other expenses was partially offset by an increase in expenses related to the government servicing contract and preparation of support for the hosted servicing software product.

The change in operating expenses in 2010 compared to 2009 was due to the following items:

- An increase in salaries and benefits as a result of adding resources to service the growth related to the government servicing contract.

- An increase in other expenses as a result of incurring additional costs related to the government servicing contract and an increase in legal fees associated with the Oberg litigation in 2010.

Income Taxes

The Company's effective tax rate was 36.5% and 37.5% for the years ended December 31, 2011 and 2010, respectively. The effective tax rate during 2011 decreased compared to 2010 due to a decrease in the Company's valuation allowance, state incentive tax credits, and an overall reduction of the Company's state effective tax rate.

The Company's effective tax rate was 37.5% and 35.5% for the years ended December 31, 2010 and 2009, respectively. The effective tax rate during 2010 increased compared to 2009 due to various state tax changes and changes in the Company's gross unrecognized tax benefits liability.

Segment Operating Results

Additional information on the Company's results of operations is included with the discussion of the Company's operating segments in this Item 7 under "Operating Segments."

Financial Condition as of December 31, 2011 compared to December 31, 2010

	As of December 31, 2011	As of December 31, 2010	Change	
			Dollars	Percent
Assets:				
Student loans receivable, net	$ 24,297,876	23,948,014	349,862	1.5 %
Student loans receivable - held for sale	—	84,987	(84,987)	(100.0)
Cash, cash equivalents, and investments	817,481	1,084,322	(266,841)	(24.6)
Goodwill	117,118	117,118	—	—
Intangible assets, net	28,374	38,712	(10,338)	(26.7)
Fair value of derivative instruments	92,219	118,346	(26,127)	(22.1)
Other assets	499,149	502,393	(3,244)	(0.6)
Total assets	$ 25,852,217	25,893,892	(41,675)	(0.2)%
Liabilities:				
Bonds and notes payable	$ 24,434,540	24,672,472	(237,932)	(1.0)%
Fair value of derivative instruments	43,840	16,089	27,751	172.5
Other liabilities	307,632	298,698	8,934	3.0
Total liabilities	24,786,012	24,987,259	(201,247)	(0.8)
Shareholders' equity	1,066,205	906,633	159,572	17.6
Total liabilities and shareholders' equity	$ 25,852,217	25,893,892	(41,675)	(0.2)%

The primary items on the Company's balance sheet are student loans and bonds and notes payable. During 2011, the Company acquired $2.8 billion of student loans, which was partially offset by a decrease of student loans as a result of repayments and the loss of loans to consolidation to external parties. See the activity of loans acquired and loan repayments in this Item 7 under "Asset Generation and Management – Results of Operations." The change in bonds and notes payable was the result of the Company paying down $448 million of unsecured corporate debt, partially offset by funding the overall increase in student loan assets.

OPERATING SEGMENTS

The Company earns fee-based revenue through its Student Loan and Guaranty Servicing, Tuition Payment Processing and Campus Commerce, and Enrollment Services operating segments. In addition, the Company earns interest income on its student loan portfolio in its Asset Generation and Management operating segment. The Company's operating segments are defined by the products and services they offer or the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management.

The accounting policies of the Company's operating segments are the same as those described in note 2 in the notes to the consolidated financial statements included in this Report. Intersegment revenues are charged by a segment to another segment that provides the product or service. Intersegment revenues and expenses are included within each segment consistent with the income statement presentation provided to management. Changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial information. In 2010, the Company began allocating certain corporate overhead expenses to the individual operating segments. These expenses include certain corporate activities related to executive management, human resources, accounting, legal, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services. These allocations were not made in 2009, and thus are not reflected in the 2009 segment operating results.

The management reporting process measures the performance of the Company's operating segments based on the management structure of the Company as well as the methodology used by management to evaluate performance and allocate resources. Management, including the Company's chief operating decision maker, evaluates the performance of the Company's operating segments based on their profitability. As discussed further below, management measures the profitability of the Company's operating segments based on "base net income." Accordingly, information regarding the Company's operating segments is provided based on "base net income." The Company's "base net income" is not a defined term within generally accepted accounting principles ("GAAP") and may not be comparable to similarly titled measures reported by other companies. Unlike financial accounting, there is no comprehensive, authoritative guidance for management reporting.

"Base net income" is the primary financial performance measure used by management to develop the Company's financial plans, track results, and establish corporate performance targets and incentive compensation. While "base net income" is not a substitute for reported results under GAAP, the Company relies on "base net income" in operating its business because "base net income" permits management to make meaningful period-to-period comparisons of the operational and performance indicators that are most closely assessed by management. Management believes this information provides additional insight into the financial performance of the core business activities of the Company's operating segments.

Accordingly, the tables presented below reflect "base net income," which is reviewed and utilized by management to manage the business for each of the Company's operating segments. Reconciliation of the segment totals to the Company's consolidated operating results in accordance with GAAP are also included in the tables below. Included below under "Non-GAAP Performance Measures" is further discussion regarding "base net income" and its limitations, including a table that details the differences between "base net income" and GAAP net income by operating segment.

Income Taxes

For segment reporting, income taxes are applied based on 38% of income (loss) before taxes for each individual operating segment. The difference between the consolidated income tax expense and the sum of taxes calculated for each operating segment is included in income taxes in Corporate Activity and Overhead.

Reclassifications

Certain operating segment amounts previously reported have been reclassified to conform to the current period presentation. These reclassifications include reclassifying "software services revenue" to "loan and guaranty servicing revenue" and reclassifying "depreciation and amortization," "impairment expense," "restructure expense," and "litigation settlement," which were previously included in "other expenses." These reclassifications had no effect on any of the segments net income.

Segment Results and Reconciliations to GAAP

	Year ended December 31, 2011									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations	Base Net Income	Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 58	21	—	79	590,736	5,074	(3,035)	592,854	—	592,854
Interest expense	—	—	—	—	221,675	9,649	(3,035)	228,289	—	228,289
Net interest income (loss)	58	21	—	79	369,061	(4,575)	—	364,565	—	364,565
Less provision for loan losses	—	—	—	—	21,250	—	—	21,250	—	21,250
Net interest income (loss) after provision for loan losses	58	21	—	79	347,811	(4,575)	—	343,315	—	343,315
Other income (expense):										
Loan and guaranty servicing revenue	175,657	—	—	175,657	—	—	—	175,657	—	175,657
Intersegment servicing revenue	69,037	—	—	69,037	—	—	(69,037)	—	—	—
Tuition payment processing and campus commerce revenue	—	67,797	—	67,797	—	—	—	67,797	—	67,797
Enrollment services revenue	—	—	130,470	130,470	—	—	—	130,470	—	130,470
Other income	—	—	—	—	15,416	14,097	—	29,513	—	29,513
Gain on sale of loans and debt repurchases	—	—	—	—	1,433	6,907	—	8,340	—	8,340
Derivative market value and foreign currency adjustments	—	—	—	—	—	—	—	—	(17,807)	(17,807)
Derivative settlements, net	—	—	—	—	(7,228)	(612)	—	(7,840)	—	(7,840)
Total other income (expense)	244,694	67,797	130,470	442,961	9,621	20,392	(69,037)	403,937	(17,807)	386,130
Operating expenses:										
Salaries and benefits	102,878	30,070	25,155	158,103	2,791	17,057	—	177,951	—	177,951
Cost to provide enrollment services	—	—	86,548	86,548	—	—	—	86,548	—	86,548
Depreciation and amortization	6,843	1,174	3,204	11,221	—	1,398	—	12,619	17,125	29,744
Other	60,442	10,192	9,425	80,059	13,381	19,975	—	113,415	—	113,415
Intersegment expenses, net	4,776	4,714	3,521	13,011	70,018	(13,992)	(69,037)	—	—	—
Total operating expenses	174,939	46,150	127,853	348,942	86,190	24,438	(69,037)	390,533	17,125	407,658
Income (loss) before income taxes and corporate overhead allocation	69,813	21,668	2,617	94,098	271,242	(8,621)	—	356,719	(34,932)	321,787
Corporate overhead allocation	(4,138)	(1,379)	(1,379)	(6,896)	(6,896)	13,792	—	—	—	—
Income (loss) before income taxes	65,675	20,289	1,238	87,202	264,346	5,171	—	356,719	(34,932)	321,787
Income tax (expense) benefit	(24,955)	(7,709)	(471)	(33,135)	(100,451)	2,860	—	(130,726)	13,274	(117,452)
Net income (loss)	$ 40,720	12,580	767	54,067	163,895	8,031	—	225,993	(21,658)	204,335

	Year ended December 31, 2010									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations	Base Net Income	Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 62	32	—	94	600,098	8,109	(4,370)	603,931	—	603,931
Interest expense	—	—	—	—	215,339	21,891	(4,370)	232,860	—	232,860
Net interest income (loss)	62	32	—	94	384,759	(13,782)	—	371,071	—	371,071
Less provision for loan losses	—	—	—	—	22,700	—	—	22,700	—	22,700
Net interest income (loss) after provision for loan losses	62	32	—	94	362,059	(13,782)	—	348,371	—	348,371
Other income (expense):										
Loan and guaranty servicing revenue	158,838	—	—	158,838	—	(254)	—	158,584	—	158,584
Intersegment servicing revenue	85,342	—	—	85,342	—		(85,342)	—	—	—
Tuition payment processing and campus commerce revenue	—	59,824	—	59,824	—	—	—	59,824	—	59,824
Enrollment services revenue	—	—	139,897	139,897	—	—	—	139,897	—	139,897
Other income	519	—	—	519	18,639	12,152	—	31,310	—	31,310
Gain on sale of loans and debt repurchases	—	—	—	—	73,709	4,922	—	78,631	—	78,631
Derivative market value and foreign currency adjustments	—	—	—	—	—	—	—	—	3,587	3,587
Derivative settlements, net	—	—	—	—	(13,336)	(928)	—	(14,264)	—	(14,264)
Total other income (expense)	244,699	59,824	139,897	444,420	79,012	15,892	(85,342)	453,982	3,587	457,569
Operating expenses:										
Salaries and benefits	95,293	27,180	24,827	147,300	4,524	15,849	(1,662)	166,011	—	166,011
Cost to provide enrollment services	—	—	91,647	91,647	—	—	—	91,647	—	91,647
Depreciation and amortization	5,179	1,333	7,359	13,871	3	1,826	—	15,700	22,744	38,444
Impairment expense	—	—	26,599	26,599	—	—	—	26,599	—	26,599
Restructure expense	6,040	—	—	6,040	—	(20)	—	6,020	—	6,020
Litigation settlement	—	—	—	—	—	55,000	—	55,000	—	55,000
Other	60,061	9,531	10,681	80,273	12,749	26,743	—	119,765	—	119,765
Intersegment expenses, net	5,221	3,579	2,461	11,261	85,278	(12,859)	(83,680)	—	—	—
Total operating expenses	171,794	41,623	163,574	376,991	102,554	86,539	(85,342)	480,742	22,744	503,486
Income (loss) before income taxes and corporate overhead allocation	72,967	18,233	(23,677)	67,523	338,517	(84,429)	—	321,611	(19,157)	302,454
Corporate overhead allocation	(5,856)	(1,952)	(1,952)	(9,760)	(9,759)	19,519	—	—	—	—
Income (loss) before income taxes	67,111	16,281	(25,629)	57,763	328,758	(64,910)	—	321,611	(19,157)	302,454
Income tax (expense) benefit	(25,502)	(6,189)	9,740	(21,951)	(124,928)	26,179	—	(120,700)	7,280	(113,420)
Net income (loss)	$ 41,609	10,092	(15,889)	35,812	203,830	(38,731)	—	200,911	(11,877)	189,034
Additional information:										
Net income (loss)	$ 41,609	10,092	(15,889)	35,812	203,830	(38,731)	—	200,911		
Plus: Litigation settlement	—	—	—	—	—	55,000	—	55,000		
Plus: Restructure expense	6,040	—	—	6,040	—	(20)	—	6,020		
Plus: Impairment expense	—	—	26,599	26,599	—	—	—	26,599		
Less: Net tax effect	(2,295)	—	(10,108)	(12,403)	—	(20,892)	—	(33,295)		
Net income (loss), excluding litigation settlement, restructure expense, and impairment expense	$ 45,354	10,092	602	56,048	203,830	(4,643)	—	255,235		

	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations	Base Net Income	Adjustments to GAAP Results	GAAP Results of Operations
	Year ended December 31, 2009									
Total interest income	$ 112	62	—	174	609,143	5,391	(2,003)	612,705	7,502	620,207
Interest expense	—	—	—	—	357,930	28,935	(2,003)	384,862	—	384,862
Net interest income (loss)	112	62	—	174	251,213	(23,544)	—	227,843	7,502	235,345
Less provision for loan losses	—	—	—	—	29,000	—	—	29,000	—	29,000
Net interest income (loss) after provision for loan losses	112	62	—	174	222,213	(23,544)	—	198,843	7,502	206,345
Other income (expense):										
Loan and guaranty servicing revenue	131,437	—	—	131,437	—	(1,526)	—	129,911	—	129,911
Intersegment servicing revenue	85,048	—	—	85,048	—	—	(85,048)	—	—	—
Tuition payment processing and campus commerce revenue	—	53,894	—	53,894	—	—	—	53,894	—	53,894
Enrollment services revenue	—	—	119,397	119,397	—	—	—	119,397	—	119,397
Other income	644	—	—	644	17,169	8,656	—	26,469	—	26,469
Gain on sale of loans and debt repurchases	—	—	—	—	63,676	13,155	—	76,831	—	76,831
Derivative market value and foreign currency adjustments	—	—	—	—	—	—	—	—	(30,802)	(30,802)
Derivative settlements, net	—	—	—	—	39,286	—	—	39,286	—	39,286
Total other income (expense)	217,129	53,894	119,397	390,420	120,131	20,285	(85,048)	445,788	(30,802)	414,986
Operating expenses:										
Salaries and benefits	84,405	25,549	23,222	133,176	6,767	16,639	(5,456)	151,126	159	151,285
Cost to provide enrollment services	—	—	74,926	74,926	—	—	—	74,926	—	74,926
Depreciation and amortization	9,025	1,484	3,959	14,468	9	1,770	—	16,247	22,249	38,496
Impairment expense	—	—	32,728	32,728	—	—	—	32,728	—	32,728
Restructure expense	7,715	—	—	7,715	—	267	—	7,982	—	7,982
Other	41,708	8,158	9,267	59,133	19,557	21,526	—	100,216	—	100,216
Intersegment expenses, net	4,299	2,563	1,566	8,428	81,335	(10,171)	(79,592)	—	—	—
Total operating expenses	147,152	37,754	145,668	330,574	107,668	30,031	(85,048)	383,225	22,408	405,633
Income (loss) before income taxes and corporate overhead allocation	70,089	16,202	(26,271)	60,020	234,676	(33,290)	—	261,406	(45,708)	215,698
Corporate overhead allocation	—	—	—	—	—	—	—	—	—	—
Income (loss) before income taxes	70,089	16,202	(26,271)	60,020	234,676	(33,290)	—	261,406	(45,708)	215,698
Income tax (expense) benefit	(26,636)	(6,156)	9,984	(22,808)	(89,178)	19,186	—	(92,800)	16,227	(76,573)
Net income (loss)	$ 43,453	10,046	(16,287)	37,212	145,498	(14,104)	—	168,606	(29,481)	139,125
Additional information:										
Net income (loss)	$ 43,453	10,046	(16,287)	37,212	145,498	(14,104)	—	168,606		
Plus: Restructure expense	7,715	—	—	7,715	—	267	—	7,982		
Plus: Impairment expense	—	—	32,728	32,728	—	—	—	32,728		
Less: Net tax effect	(2,932)	—	(12,437)	(15,369)	—	917	—	(14,452)		
Net income (loss), excluding restructure and impairment expense	$ 48,236	10,046	4,004	62,286	145,498	(12,920)	—	194,864		

Non-GAAP Performance Measures

In accordance with the rules and regulations of the Securities and Exchange Commission, the Company prepares financial statements in accordance with generally accepted accounting principles. In addition to evaluating the Company's GAAP-based financial information, management also evaluates the Company's operating segments on a non-GAAP performance measure referred to as "base net income" for each operating segment. While "base net income" is not a substitute for reported results under GAAP, the Company relies on "base net income" to manage each operating segment because management believes these measures provide additional information regarding the operational and performance indicators that are most closely assessed by management.

"Base net income" is the primary financial performance measure used by management to develop financial plans, establish corporate performance targets, allocate resources, track results, evaluate performance, and determine incentive compensation. Accordingly, financial information is reported to management on a "base net income" basis by operating segment, as these are the measures used regularly by the Company's chief operating decision maker. The Company's board of directors utilizes "base net income" to set performance targets and evaluate management's performance. The Company also believes analysts, rating agencies, and creditors use "base net income" in their evaluation of the Company's results of operations. While "base net income" is not a substitute for reported results under GAAP, the Company utilizes "base net income" in operating its business because "base net income" permits management to make meaningful period-to-period comparisons by eliminating the temporary volatility in the Company's performance that arises from certain items that are primarily affected by factors beyond the control of management. Management believes "base net income" provides additional insight into the financial performance of the core business activities of the Company's operations.

Limitations of "Base Net Income"

While GAAP provides a uniform, comprehensive basis of accounting, for the reasons discussed above, management believes that "base net income" is an important additional tool for providing a more complete understanding of the Company's results of operations. Nevertheless, "base net income" is subject to certain general and specific limitations that investors should carefully consider. For example, as stated above, unlike financial accounting, there is no comprehensive, authoritative guidance for management reporting. The Company's "base net income" is not a defined term within GAAP and may not be comparable to similarly titled measures reported by other companies. Investors, therefore, may not be able to compare the Company's performance with that of other companies based upon "base net income." "Base net income" results are only meant to supplement GAAP results by providing additional information regarding the operational and performance indicators that are most closely monitored and used by the Company's management and board of directors to assess performance and information which the Company believes is important to analysts, rating agencies, and creditors.

Other limitations of "base net income" arise from the specific adjustments that management makes to GAAP results to derive "base net income" results. These differences are described below.

The adjustments required to reconcile from the Company's "base net income" measure to its GAAP results of operations relate to items that are excluded from management's evaluation of the Company's operating results. The following table reflects adjustments associated with these items by operating segment and Corporate Activity and Overhead:

	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Asset Generation and Management	Corporate Activity and Overhead	Total
	Year ended December 31, 2011					
Derivative market value and foreign currency adjustments	$ —	—	—	(7,571)	25,378	17,807
Amortization of intangible assets	8,470	5,005	3,650	—	—	17,125
Compensation related to business combinations	—	—	—	—	—	—
Variable-rate floor income, net of settlements on derivatives	—	—	—	—	—	—
Net tax effect (a)	(3,219)	(1,902)	(1,387)	2,877	(9,643)	(13,274)
Total adjustments to GAAP	$ 5,251	3,103	2,263	(4,694)	15,735	21,658
	Year ended December 31, 2010					
Derivative market value and foreign currency adjustments	$ —	—	—	(3,046)	(541)	(3,587)
Amortization of intangible assets	8,576	5,756	8,412	—	—	22,744
Compensation related to business combinations	—	—	—	—	—	—
Variable-rate floor income, net of settlements on derivatives	—	—	—	—	—	—
Net tax effect (a)	(3,259)	(2,189)	(3,199)	1,157	210	(7,280)
Total adjustments to GAAP	$ 5,317	3,567	5,213	(1,889)	(331)	11,877
	Year ended December 31, 2009					
Derivative market value and foreign currency adjustments	$ —	—	—	34,569	(3,767)	30,802
Amortization of intangible assets	4,848	7,440	9,961	—	—	22,249
Compensation related to business combinations	—	—	—	—	159	159
Variable-rate floor income, net of settlements on derivatives	—	—	—	(7,502)	—	(7,502)
Net tax effect (a)	(1,842)	(2,827)	(3,787)	(10,285)	2,514	(16,227)
Total adjustments to GAAP	$ 3,006	4,613	6,174	16,782	(1,094)	29,481

(a) Income taxes are applied based on 38% for the individual operating segments.

Differences between GAAP and "Base Net Income"

Management's financial planning and evaluation of operating results does not take into account the following items because their volatility and/or inherent uncertainty affect the period-to-period comparability of the Company's results of operations. A more detailed discussion of the differences between GAAP and "base net income" follows.

Derivative market value and foreign currency adjustments: "Base net income" excludes the periodic unrealized gains and losses that are caused by the change in fair value on derivatives used in the Company's risk management strategy in which the Company does not qualify for "hedge treatment" under GAAP. As such, the Company recognizes changes in fair value of derivative instruments currently in earnings. The Company maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Derivative instruments primarily used by the Company to manage interest rate risk includes interest rate swaps and basis swaps. Management has structured the majority of the Company's derivative transactions with the intent that each is economically effective. However, the Company does not qualify its derivatives for "hedge treatment," and the stand-alone derivative must be marked-to-market in the income statement with no consideration for the corresponding change in fair value of the hedged item. The Company believes these point-in-time estimates of asset and liability values that are subject to interest rate fluctuations make it difficult to evaluate the ongoing results of operations against its business plan and affect the period-to-period comparability of the results of operations. Included in "base net income" are the economic effects of the Company's derivative instruments, which includes any cash paid or received being recognized as an expense or revenue upon actual derivative settlements. These settlements are included in "derivative market value and foreign currency adjustments and derivative settlements, net" on the Company's consolidated statements of income.

"Base net income" excludes the foreign currency transaction gains or losses caused by the re-measurement of the Company's Euro-denominated bonds to U.S. dollars. In connection with the issuance of the Euro-denominated bonds, the Company has entered into cross-currency interest rate swaps. Under the terms of these agreements, the principal payments on the Euro-denominated notes will effectively be paid at the exchange rate in effect between the U.S. dollar and Euro at the issuance date of the bonds. The cross-currency interest rate swaps also convert the floating rate paid on the Euro-denominated bonds (EURIBOR index) to an indice based on LIBOR. Included in "base net income" are the economic effects of any cash paid or received being recognized as an expense or revenue upon actual settlements of the cross-currency interest rate swaps. These settlements are included in "derivative market value and foreign currency adjustments and derivative settlements, net" on the Company's consolidated statements of income. However, the gains or losses caused by the re-measurement of the Euro-denominated bonds to U.S. dollars and the change in market value of the cross-currency interest rate swaps are excluded from "base net income" as the Company believes the point-in-time estimates of value that are subject to currency rate fluctuations related to these financial instruments make it difficult to evaluate the ongoing results of operations against the Company's business plan and affect the period-to-period comparability of the results of operations. The re-measurement of the Euro-denominated bonds generally correlates with the change in fair value of the cross-currency interest rate swaps. However, the Company will experience unrealized gains or losses related to the cross-currency interest rate swaps if the two underlying indices (and related forward curve) do not move in parallel.

The gains and/or losses included in "derivative market value and foreign currency adjustments and derivative settlements, net" on the Company's consolidated statements of income are primarily caused by interest rate and currency volatility, as well as the volume and terms of derivatives not receiving hedge treatment. "Base net income" excludes these unrealized gains and losses and isolates the effect of interest rate and currency volatility related to the fair value of such instruments during the period. Under GAAP, the effects of these factors on the fair value of the derivative instruments (but not the underlying hedged item) tend to show more volatility in the short term.

Amortization of intangible assets: "Base net income" excludes the amortization of acquired intangibles, which arises primarily from the acquisition of definite life intangible assets in connection with the Company's business and asset acquisitions, since the Company feels that such charges do not drive the Company's operating performance on a long-term basis and can affect the period-to-period comparability of the results of operations.

Compensation related to business combinations: The Company has structured certain business combinations in which the consideration paid has been dependent on the sellers' continued employment with the Company. As such, the value of the consideration paid is recognized as compensation expense by the Company over the term of the applicable employment agreement. "Base net income" excludes this expense because the Company believes such charges do not drive its operating performance on a long-term basis and can affect the period-to-period comparability of the results of operations. If the Company did not enter into the employment agreements in connection with the acquisition, the amount paid to these former shareholders of the acquired entity would have been recorded by the Company as additional consideration of the acquired entity, thus, not having an effect on the Company's results of operations. The compensation expense related to these existing agreements was fully expensed in 2009.

***Variable-rate floor income, net of settlements on derivatives*:** Loans that reset annually on July 1 can generate excess spread income compared with the rate based on the special allowance payment formula in declining interest rate environments. The Company refers to this additional income as variable-rate floor income. The Company excludes variable-rate floor income, net of settlements paid on derivatives used to hedge student loan assets earning variable-rate floor income, from its "base net income" since the timing and amount of variable-rate floor income (if any) is uncertain, it has been eliminated by legislation for all loans originated on and after April 1, 2006, and it is in excess of expected spreads. In addition, because variable-rate floor income is subject to the underlying rate for the subject loans being reset annually on July 1, it is a factor beyond the Company's control which can affect the period-to-period comparability of results of operations.

STUDENT LOAN AND GUARANTY SERVICING OPERATING SEGMENT – RESULTS OF OPERATIONS

The following are the primary service offerings the Company offers as part of its Student Loan and Guaranty Servicing segment:

- Servicing FFELP loans
- Originating and servicing non-federally insured student loans
- Servicing federally-owned student loans for the Department of Education
- Servicing and outsourcing services for guaranty agencies
- Providing student loan servicing software and other information technology products and services

The Student Loan and Guaranty Servicing operating segment provides for the servicing of the Company's student loan portfolio and the portfolios of third parties. The loan servicing activities include loan origination activities, loan conversion activities, application processing, borrower updates, payment processing, due diligence procedures, funds management reconciliations, and claim processing. These activities are performed internally for the Company's portfolio in addition to generating external fee revenue when performed for third-party clients.

Beginning in 2009, the Company began servicing loans for the Department of Education as further discussed below.

This operating segment also provides servicing activities for guarantee agencies. These activities include providing software and data center services, borrower and loan updates, default aversion tracking services, claim processing services, and post-default collection services.

This operating segment also provides student loan servicing software, which is used internally by the Company and licensed to third-party student loan holders and servicers. This software system has been adapted so that it can be offered as a hosted servicing software solution that can be used by third parties to service various types of student loans, including Federal Direct Loan Program and FFEL Program loans. In October 2011, the Company began hosting student loan servicing volume on its servicing software platforms to a significant customer. The Company earns a monthly fee from remote hosting customers for each unique borrower on the Company's platform. As of December 31, 2011, 9.6 million borrowers were hosted on the Company's hosted servicing software solution platforms. In addition, this operating segment provides information technology products and services, with core areas of business in educational loan software solutions, technical consulting services, and enterprise content management solutions.

Direct Loan Servicing Contract

In June 2009, the Company was one of four private sector companies awarded a student loan servicing contract by the Department to provide additional servicing capacity for loans owned by the Department. These loans include Federal Direct Loan Program loans and FFEL Program loans purchased by the Department. The Company earns a monthly fee from the Department for each unique borrower who has loans owned by the Department and serviced by the Company. In September 2009, the Department began assigning purchased FFELP loans to the four servicers. Beginning with the second year of servicing, the Department began allocating new loan volume among the four servicers based on five performance metrics.

- Three metrics measure the satisfaction among separate customer groups, including borrowers, financial aid personnel at postsecondary schools participating in the federal student loan programs, and Federal Student Aid and other federal agency personnel or contractors who work with the servicers.

- Two performance metrics measure the success of default prevention efforts as reflected by the percentage of borrowers and percentage of dollars in each servicer's portfolio that go into default.

Based on the first and second years of survey results, the Company was ranked fourth out of the four private sector companies and has been allocated 16% of new loan volume originated by the Department from the period from August 15, 2010 through August 14, 2012 (the second and third years of the servicing contract). The Department projects it will originate new loans for 4.1 million borrowers in total during the third year of this contract (August 15, 2011 through August 14, 2012), which is currently being allocated to the four servicers. Higher allocations could increase total revenue and profit margins. The Company is focused on improving survey results to increase this allocation in future periods and has and will continue to incur additional operating expenses in support of these initiatives.

The servicing contract with the Department spans five years (through June 2014), with one five-year renewal at the option of the Department. Servicing loans under this contract will increase revenue earned by this segment. However, as the federally-owned student loan portfolio becomes a larger portion of the Company's total student loan servicing portfolio, operating margins are expected to be lower than historical levels achieved.

Segment Summary of Results

Significant items impacting 2011 operating results include:

- A decrease in FFELP servicing revenue due to the loss of servicing volume from third-party customers.
- An increase in government servicing revenue due to increased volume from the Department.
- Excluding rehabilitation collections, a decrease in guaranty servicing revenue due to the amortization of the guaranty servicing portfolio.
- An increase in software services revenue as a result of the Company beginning to provide hosted student loan servicing to a significant customer in October 2011.
- A decrease in operating margin due to the government servicing portfolio growing as a percentage of the Company's total servicing portfolio.
- An increase in operating expenses due to incurring additional costs related to the government servicing contract and the hosted servicing software product.

Student Loan Servicing Volumes (dollars in millions)



Government Servicing
Private Servicing
FFELP Servicing
$75,000
$50,000
$25,000
$-
$37,550
$3,439
$1,722
$32,388
$42,989
$8,241
$1,769
$32,979
$47,630
$12,863
$1,740
$33,027
$55,680
$21,792
$1,783
$32,105
$61,477
$30,286
$1,791
$29,400
$67,965
$37,316
$1,848
$28,801
$68,974
$38,827
$1,819
$28,328
$74,488
$44,579
$1,920
$27,989
$76,119
$46,115
$1,931
$28,073
Dec 31, 09
Mar 31, 10
Jun 30, 10
Sep 30, 10
Dec 31, 10
Mar 31, 11
Jun 30, 11
Sep 30, 11
Dec 31, 11

	Dec 31, 09	Mar 31, 10	Jun 30, 10	Sep 30, 10	Dec 31, 10	Mar 31, 11	Jun 30, 11	Sep 30, 11	Dec 31, 11
Company owned	$23,139	$24,378	$26,351	$26,183	$23,727	$23,249	$22,757	$22,503	$22,650
% of Total	61.6%	56.7%	55.3%	47.0%	38.6%	34.2%	33.0%	30.2%	29.8%
Number of borrowers:									
Government servicing:	441,913	1,055,896	1,530,308	2,510,630	2,804,502	2,814,142	2,666,183	2,966,706	3,036,534
FFELP servicing:	2,311,558	2,327,016	2,329,150	2,227,288	1,912,748	1,870,538	1,837,272	1,812,582	1,799,484
Total:	2,753,471	3,382,912	3,859,458	4,737,918	4,717,250	4,684,680	4,503,455	4,779,288	4,836,018

Summary and Comparison of Operating Results

	Year ended December 31,			December 31, 2011 vs. 2010 Increase (Decrease)		December 31, 2010 vs. 2009 Increase (Decrease)	
	2011	2010	2009	$	%	$	%
Net interest income	$ 58	62	112	(4)	(6.5)%	(50)	(44.6)%
Loan and guaranty servicing revenue	175,657	158,838	131,437	16,819	10.6	27,401	20.8
Intersegment servicing revenue	69,037	85,342	85,048	(16,305)	(19.1)	294	0.3
Other income	—	519	644	(519)	(100.0)	(125)	(19.4)
Total other income	244,694	244,699	217,129	(5)	—	27,570	12.7
Salaries and benefits	102,878	95,293	84,405	7,585	8.0	10,888	12.9
Depreciation and amortization	6,843	5,179	9,025	1,664	32.1	(3,846)	(42.6)
Restructure expense	—	6,040	7,715	(6,040)	(100.0)	(1,675)	(21.7)
Other expenses	60,442	60,061	41,708	381	0.6	18,353	44.0
Intersegment expenses, net	4,776	5,221	4,299	(445)	(8.5)	922	21.4
Total operating expenses	174,939	171,794	147,152	3,145	1.8	24,642	16.7
"Base net income" before income taxes and corporate overhead allocation	69,813	72,967	70,089	(3,154)	(4.3)	2,878	4.1
Corporate overhead allocation	(4,138)	(5,856)	—	1,718	(29.3)	(5,856)	(100.0)
"Base net income" before income taxes	65,675	67,111	70,089	(1,436)	(2.1)	(2,978)	(4.2)
Income tax expense	(24,955)	(25,502)	(26,636)	547	(2.1)	1,134	(4.3)
"Base net income"	$ 40,720	41,609	43,453	(889)	(2.1)%	(1,844)	(4.2)%
Additional information:							
"Base net income"	$ 40,720	41,609	43,453	(889)	(2.1)%	(1,844)	(4.2)%
Restructure expense (recovery)	—	6,040	7,715	(6,040)	(100.0)	(1,675)	(21.7)
Net tax effect	—	(2,295)	(2,932)	2,295	(100.0)	637	(21.7)
"Base net income," excluding restructure expense	$ 40,720	45,354	48,236	(4,634)	(10.2)%	(2,882)	(6.0)%
Before Tax Operating Margin, excluding restructure expense and corporate overhead allocation	28.5%	32.3%	35.8%				

Loan and guaranty servicing revenue

	Year ended December 31,								
	2011			2010			2009		
	Origination revenue	Servicing revenue	Total revenue	Origination revenue	Servicing revenue	Total revenue	Origination revenue	Servicing revenue	Total revenue
FFELP servicing (a)	$ —	27,275	27,275	254	36,759	37,013	1,893	57,630	59,523
Private servicing (b)	1,451	8,460	9,911	1,463	7,841	9,304	816	7,454	8,270
Government servicing (c)	—	50,978	50,978	—	29,947	29,947	—	1,679	1,679
Guaranty servicing (d)	—	64,050	64,050	131	63,495	63,626	307	40,494	40,801
Software services (e)	—	23,443	23,443	—	18,948	18,948	—	21,164	21,164
Loan and guaranty servicing revenue	$ 1,451	174,206	175,657	1,848	156,990	158,838	3,016	128,421	131,437

Year ended December 31, 2011 compared to the year ended December 31, 2010

Loan and guaranty servicing revenue.

(a) FFELP servicing revenue decreased in 2011 compared to 2010 due to the loss of servicing volume from third-party customers as a result of these customers selling their portfolios to the Company and/or the Department of Education under a program that offered liquidity to student loan lenders. The decrease is also due to third-party customers' FFELP portfolios decreasing in size due to runoff.

(b) Non-federally insured servicing revenue increased during 2011 compared to 2010 due to an overall increase in volume and the addition of a new customer contract.

(c) Government servicing revenue increased during 2011 compared to 2010 due to an increase in volume from the Department.

(d) Guaranty servicing revenue increased in 2011 compared to 2010 due to additional revenue earned from rehabilitation collections on defaulted loan assets. For the year ended December 31, 2011, the Company earned $34.2 million in revenue from rehabilitation collections compared to $33.4 million for the same period in 2010. Excluding the rehabilitation collection revenue, revenue from guaranty servicing decreased $0.4 million for the year ended December 31, 2011 compared to the same period in 2010 due to the amortization of the guaranty servicing portfolio.

(e) In October 2011, the Company began providing hosted student loan servicing to a significant customer which resulted in an increase of software services revenue compared to the prior year. This increase was offset by a reduction in revenue due to a decease in the number of other products and services provided to external customers as a result of legislative changes in the student loan industry.

Intersegment servicing revenue. Intersegment servicing revenue includes servicing revenue earned for the Student Loan and Guaranty Servicing operating segment as a result of servicing loans for the Asset Generation and Management operating segment.

Operating expenses. Excluding restructure expense and collection costs related to loan rehabilitation revenue, 2011 operating expenses increased $12.1 million (8.3%) compared with the same period in 2010. These increases were due to incurring additional costs related to:

- Supporting the increase in government servicing volume.
- Supporting initiatives to improve performance metrics under the government servicing contract.
- Preparing for the additional volume that was added to the Company's servicing platforms in October 2011 related to the hosted servicing software solution.

The Company expects continued compression of operating margin in this operating segment as a result of the government servicing portfolio growing as a percentage of the Company's total servicing portfolio.

Year ended December 31, 2010 compared to the year ended December 31, 2009

Loan and guaranty servicing revenue.

(a) FFELP origination revenue decreased in 2010 compared with 2009 due to legislative changes and market disruptions causing lenders to exit the FFELP marketplace. In addition, effective July 1, 2010, the Reconciliation Act of 2010 prohibits new loan originations under the FFEL Program. FFELP servicing revenue decreased in 2010 due to the loss of servicing volume from third-party customers as a result of these customers selling their portfolios to the Company and/or the Department of Education under a program that offered liquidity to student loan lenders.

(b) Non-federally insured servicing revenue increased during 2010 compared to 2009 due to an overall increase in volume and the addition of customer contracts.

(c) Government servicing revenue increased during 2010 compared to 2009 due to an increase in volume from the Department.

(d) Guaranty servicing revenue increased in 2010 compared to 2009 due to additional revenue earned from rehabilitation collections on defaulted loan assets. For the year ended December 31, 2010, the Company earned $33.4 million in revenue from rehabilitation collections compared to $7.8 million for the same period in 2009. Excluding rehabilitation collection revenue, revenue from guaranty servicing decreased $2.8 million for the year ended December 31, 2010 compared to the same period in 2009 due to the amortization of the guaranty servicing portfolio and the elimination of FFELP origination activity in 2010.

(e) Software services revenue decreased in 2010 compared to 2009 as the result of a reduction in the number of projects for external customers due to the legislative changes in the student loan industry throughout 2009 and 2010.

Intersegment servicing revenue. Intersegment servicing revenue includes servicing revenue earned for the Student Loan and Guaranty Servicing operating segment as a result of servicing loans for the Asset Generation and Management operating segment.

Operating expenses. Excluding restructure charges and collection fees paid related to rehabilitation revenue, 2010 operating expenses increased $11.1 million (8.2%) compared to the same period in 2009. The additional operating costs were incurred as a direct result of supporting the government servicing volume increase.

TUITION PAYMENT PROCESSING AND CAMPUS COMMERCE OPERATING SEGMENT – RESULTS OF OPERATIONS

The Company's Tuition Payment Processing and Campus Commerce operating segment provides products and services to help students and families manage the payment of education costs at all levels (K-12 and higher education). It also provides innovative education-focused technologies, services, and support solutions to help schools with the everyday challenges of collecting and processing commerce data.

In the K-12 market, the Company offers actively managed tuition payment plans, as well as assistance with financial needs assessment and donor management. The Company offers two principal products to the higher education market: actively managed tuition payment plans and campus commerce technologies and payment processing. On June 30, 2011, the Company purchased contracts with more than 370 K-12 schools to provide tuition payment plan services. This increased the number of K-12 schools the Company works with by eight percent.

This segment of the Company's business is subject to seasonal fluctuations which correspond, or are related to, the traditional school year. Tuition management revenue is recognized over the course of the academic term, but the peak operational activities take place in summer and early fall. Revenue associated with providing electronic commerce subscription services is recognized over the service period with the highest revenue months being July through September and December and January. The Company's operating expenses do not follow the seasonality of the revenues. This is primarily due to generally fixed year-round personnel costs and seasonal marketing costs. Based on the timing of revenue recognition and when expenses are incurred, revenue and pre-tax operating margin are higher in the first quarter and lower in the second quarter.

Segment Summary of Results

Significant items impacting 2011 operating results include:

- An increase in revenue as a result of an increase in the number of managed tuition payment plans and campus commerce customers.
- An improved operating margin, which includes strong revenue growth while still incurring expenses related to continued investments in new products and services.

Summary and Comparison of Operating Results

	Year ended December 31,			December 31, 2011 vs. 2010 Increase (Decrease)		December 31, 2010 vs. 2009 Increase (Decrease)	
	2011	**2010**	**2009**	**$**	**%**	**$**	**%**
Net interest income	$ 21	32	62	(11)	(34.4)%	(30)	(48.4)%
Tuition payment processing and campus commerce revenue	67,797	59,824	53,894	7,973	13.3	5,930	11.0
Salaries and benefits	30,070	27,180	25,549	2,890	10.6	1,631	6.4
Depreciation and amortization	1,174	1,333	1,484	(159)	(11.9)	(151)	(10.2)
Other expenses	10,192	9,531	8,158	661	6.9	1,373	16.8
Intersegment expenses, net	4,714	3,579	2,563	1,135	31.7	1,016	39.6
Total operating expenses	46,150	41,623	37,754	4,527	10.9	3,869	10.2
"Base net income" before income taxes and corporate overhead allocation	21,668	18,233	16,202	3,435	18.8	2,031	12.5
Corporate overhead allocation	(1,379)	(1,952)	—	573	(29.4)	(1,952)	(100.0)
"Base net income" before income taxes	20,289	16,281	16,202	4,008	24.6	79	0.5
Income tax expense	(7,709)	(6,189)	(6,156)	(1,520)	24.6	(33)	0.5
"Base net income"	$ 12,580	10,092	10,046	2,488	24.7 %	46	0.5 %
Before Tax Operating Margin, excluding corporate overhead allocation	32.0%	30.5%	30.0%				

Tuition payment processing and campus commerce revenue. Tuition payment processing and campus commerce revenue has been increasing year over year as a result of an increase in the number of managed tuition payment plans as well as an increase in campus commerce customers.

Operating expenses. Operating expenses have also been increasing year over year as a result of incurring additional costs to support the increase in the number of managed tuition payment plans and campus commerce customers. In addition, the Company continues to invest in new products and services to meet customer needs and expand product and service offerings. The amount and types of investments made by the Company impacts operating expenses and operating margin from period to period.

ENROLLMENT SERVICES OPERATING SEGMENT – RESULTS OF OPERATIONS

The Enrollment Services operating segment offers products and services that are focused on helping colleges recruit and retain students (interactive and list marketing services) and helping students plan and prepare for life after high school and/or military service (publishing services and resource centers). Interactive marketing products and services include agency of record services, qualified inquiry generation, pay per click services, inquiry management software, and other marketing management, along with call center solutions. The inquiry management software allows schools to manage their inquiry flow and perform analytics on the inquiries received by the school. The majority of interactive marketing revenue is derived from fees that are earned through the delivery of qualified inquiries or clicks to colleges and universities. List marketing services include providing lists to help higher education institutions and businesses reach the middle school, high school, college bound high school, college, and young adult market places. Publishing services include test preparation study guides, school directories and databases, and career exploration guides. Resource centers include online courses, scholarship search and selection data, career planning, and on-line information about colleges and universities.

Certain provisions in new Gainful Employment regulations issued by the Department under the Higher Education Act that became effective July 1, 2011 could have an impact on the Company's Enrollment Services operating segment, in connection with services it provides to for-profit schools. The Higher Education Act provides that to be eligible to participate in Federal student financial aid programs (Title IV funds), educational institutions, including for-profit schools, must enter into a program participation agreement with the Department. The agreement includes a number of conditions with which an institution must comply to be granted initial and continuing eligibility to participate. Among those conditions is a prohibition on institutions providing any commission, bonus, or other incentive payment to any individual or entity engaged in recruiting or admission activities, based on their success in securing enrollments. Previous regulations included a number of activities, or "safe harbors," that did not constitute prohibited incentive compensation. One of those safe harbors permitted an institution to provide incentive compensation for internet-based recruitment and admission activities. The Department's newly issued regulations repeal all existing safe harbors regarding incentive compensation in recruiting, though exempting "click"-based payments to third parties who provide internet generated student contact information. The new regulations also create liability for misrepresentation in advertisements, offers, and communications presented to prospective students, with associated penalties for noncompliance with these standards.

In addition, these new regulations impose strict liability on educational institutions for misrepresentations made by entities, like the Company, who contract with the institutions to provide marketing services. As a result, the Company's school customers have demanded and, in limited circumstances, the Company has acquiesced to be subject to increased limitations of liability in its contracts and, in some cases, to indemnify its customers for actions by its third-party publishers. The Company has developed proprietary software systems and processes to detect and remediate potential misrepresentation violations.

The Department also recently issued new regulations under Title IV of the Higher Education Act providing that for-profit schools are eligible to participate in Title IV student financial aid programs only with respect to educational programs that lead to "gainful employment" in a recognized occupation. These regulations, most of which became effective July 1, 2011, require for-profit schools to provide prospective students with each eligible program's recognized occupations, cost, completion rate, job placement rate, and median loan debt of those that have completed the program, and provide that Title IV funds may not be available to students enrolled in educational programs offered by for-profit schools if those programs do not meet certain debt-to-income ratios and loan repayment metrics to be measured beginning July 1, 2012.

Significantly all interactive marketing revenue (which makes up approximately 80 percent of total revenue included in this segment) is generated from for-profit schools. The regulations discussed above may subject the Company to greater risk of liability and may increase the Company's costs of compliance with these regulations or limit the Company's ability to serve for-profit schools. In addition, these regulations could negatively impact enrollment at for-profit schools, which could adversely affect interactive marketing revenue.

Segment Summary of Results

Significant items impacting 2011 operating results include a decrease in revenue and operating margin due to the effects from current regulatory uncertainty in the for-profit college industry, which has caused schools to decrease spending on marketing efforts.

Summary and Comparison of Operating Results

	Year ended December 31,			December 31, 2011 vs. 2010 Increase (Decrease)		December 31, 2010 vs. 2009 Increase (Decrease)	
	2011	2010	2009	$	%	$	%
Enrollment services revenue	$130,470	139,897	119,397	(9,427)	(6.7)%	20,500	17.2 %
Salaries and benefits	25,155	24,827	23,222	328	1.3	1,605	6.9
Cost to provide enrollment services	86,548	91,647	74,926	(5,099)	(5.6)	16,721	22.3
Depreciation and amortization	3,204	7,359	3,959	(4,155)	(56.5)	3,400	85.9
Impairment expense	—	26,599	32,728	(26,599)	(100.0)	(6,129)	(18.7)
Other expenses	9,425	10,681	9,267	(1,256)	(11.8)	1,414	15.3
Intersegment expenses, net	3,521	2,461	1,566	1,060	43.1	895	57.2
Total operating expenses	127,853	163,574	145,668	(35,721)	(21.8)	17,906	12.3
"Base net income" before income taxes and corporate overhead allocation	2,617	(23,677)	(26,271)	26,294	(111.1)	2,594	(9.9)
Corporate overhead allocation	(1,379)	(1,952)	—	573	(29.4)	(1,952)	(100.0)
"Base net income" before income taxes	1,238	(25,629)	(26,271)	26,867	(104.8)	642	(2.4)
Income tax (expense) benefit	(471)	9,740	9,984	(10,211)	(104.8)	(244)	(2.4)
"Base net income"	$ 767	(15,889)	(16,287)	16,656	(104.8)%	398	(2.4)%
Additional information:							
"Base net income"	$ 767	(15,889)	(16,287)	16,656	(104.8)%	398	(2.4)%
Impairment expense	—	26,599	32,728	(26,599)	(100.0)	(6,129)	(18.7)
Net tax effect	—	(10,108)	(12,437)	10,108	(100.0)	2,329	(18.7)
"Base net income," excluding impairment expense	$ 767	602	4,004	165	27.4 %	(3,402)	(85.0)%
Before Tax Operating Margin, excluding corporate overhead allocation, list cost amortization, and impairment expense	4.1%	6.8%	7.8%				

Enrollment services revenue, cost to provide enrollment services, and gross profit

	Year ended December 31, 2011				
	Interactive marketing (a)	Publishing services (b)	Subtotal	Resource centers and list marketing (c)	Total
Enrollment services revenue	$ 109,002	9,505	118,507	11,963	130,470
Cost to provide enrollment services	84,086	2,462	86,548		
Gross profit	$ 24,916	7,043	31,959		
Gross profit %	22.9%	74.1%	27.0%		

	Year ended December 31, 2010				
	Interactive marketing (a)	Publishing services (b)	Subtotal	Resource centers and list marketing (c)	Total
Enrollment services revenue	$ 115,884	10,909	126,793	13,104	139,897
Cost to provide enrollment services	88,553	3,094	91,647		
Gross profit	$ 27,331	7,815	35,146		
Gross profit %	23.6%	71.6%	27.7%		

	Year ended December 31, 2009				
	Interactive marketing (a)	Publishing services (b)	Subtotal	Resource centers and list marketing (c)	Total
Enrollment services revenue	$ 94,593	12,167	106,760	12,637	119,397
Cost to provide enrollment services	70,755	4,171	74,926		
Gross profit	$ 23,838	7,996	31,834		
Gross profit %	25.2%	65.7%	29.8%		

Enrollment services revenue, cost to provide enrollment services, and gross profit.

Year ended December 31, 2011 compared to December 31, 2010

(a) Interactive marketing revenue decreased $6.9 million (5.9%) for the year ended December 31, 2011 compared with 2010 as a result of a decrease in interactive marketing services volume. The gross profit margin for the year ended December 31, 2011 compared to 2010 decreased as a result of more competitive pricing. Revenue and profit margin have been affected by the current regulatory uncertainty in the for-profit college industry, which has caused schools to decrease spending on marketing efforts.

(b) Publishing services revenue decreased $1.4 million (12.9%) for the year ended December 31, 2011 compared with 2010 due to competition related to online delivery of similar products and the timing of book releases and types of products sold. The gross profit margin for publishing increased for the year ended December 31, 2011 compared to the same period in 2010 as a result of a shift in the mix of products sold.

(c) Resource centers and list marketing revenue decreased $1.1 million (8.7%) for year ended December 31, 2011 compared with 2010 due to decreases in customer spending in both resource center products and list sales.

Year ended December 31, 2010 compared to December 31, 2009

(a) Interactive marketing revenue increased $21.3 million (22.5%) for the year ended December 31, 2010 compared with 2009 as a result of an increase in interactive marketing services volume. The gross profit margin for the year ended December 31, 2010 compared to 2009 decreased as a result of a decrease in sales of products with a higher profit margin.

(b) Publishing services revenue decreased $1.3 million (10.3%) for the year ended December 31, 2010 compared with 2009 due to competition related to online delivery of similar products. The gross profit margin for publishing and editing services increased as a result of a shift in the mix of products sold.

(c) Resource centers and list marketing revenue increased $0.5 million (3.7%) for year ended December 31, 2010 compared with 2009. Resource centers revenue increased due to an increase in contracts for new customers and pricing increases for existing customers. The increase in resource centers revenue was offset by a decrease in list sales.

Depreciation and amortization. Depreciation and amortization for the years ended December 31, 2011, 2010, and 2009, includes $2.7 million, $6.6 million, and $2.9 million, respectively, of amortization expense related to student list costs. In 2010, the Company accelerated the amortization of student list costs to better reflect the pattern in which the economic benefit of this asset is used to generate revenue.

Impairment expense. As a result of the 2010 annual goodwill impairment test, the Company recorded impairment charges at two reporting units included in the Enrollment Services operating segment. These charges consisted of $23.9 million related to its interactive marketing business and $2.7 million related to its list marketing business. As a result of the 2009 annual goodwill impairment test, the Company recorded impairment charges of $32.7 million related to its list marketing business.

Operating expenses. Excluding the cost to provide enrollment services, student list cost amortization expense, and impairment charges, operating expenses for year ended December 31, 2011 was flat compared to 2010 due to a reduction in facilities costs, offset by investment in new products and services to meet customer needs and expand service offerings.

Excluding the cost to provide enrollment services, student list amortization expense, and impairment charges, operating expenses increased $3.5 million (10.1%) for the year ended December 31, 2010 compared to 2009 as a result of investment in new products and services to meet customer needs and expand product and service offerings.

ASSET GENERATION AND MANAGEMENT OPERATING SEGMENT – RESULTS OF OPERATIONS

The Asset Generation and Management Operating Segment includes the acquisition, management, and ownership of the Company's student loan assets, which was historically the Company's largest product and service offering. The Company generates a substantial portion of its earnings from the spread, referred to as the Company's student loan spread, between the yield it receives on its student loan portfolio and the associated costs to finance such portfolio. The student loan assets are held in a series of education lending subsidiaries designed specifically for this purpose. In addition to the student loan spread earned on its portfolio, all costs and activity associated with managing the portfolio, such as servicing of the assets and debt maintenance, are included in this segment.

Segment Summary of Results

Significant items impacting 2011 operating results include:

- Continued recognition of significant fixed rate floor income due to historically low interest rates.
- The purchase of $2.8 billion of FFELP student loans during 2011 from various third parties, including the $1.9 billion loan acquisition described below.

Loan Acquisition

On July 8, 2011, the Company purchased the residual interest in $1.9 billion of securitized federally insured consolidation loans. The Company acquired the ownership interest in GCO SLIMS Trust I giving the Company rights to the residual interest in GCO Education Loan Funding Trust-I (the "GCO Trust"). The GCO Trust includes federally insured consolidation loans funded to term with $1.9 billion of bonds and notes payable. The Company has consolidated these trusts on its consolidated balance sheet because management has determined the Company is the primary beneficiary of the trusts. Upon acquisition of the assets, the Company recorded the student loans and bonds and notes payable at fair value, resulting in the recognition of a student loan discount of $153.9 million and a bonds and notes payable discount of $174.9 million. These discounts will be accreted using the effective interest method over the lives of the underlying assets and liabilities.

Student Loan Portfolio

The tables below outline the components of the Company's student loan portfolio:

	As of December 31, 2011	As of December 31, 2010		As of December 31, 2009
	Held for investment	Held for investment	Held for sale (a)	Held for investment
Federally insured loans:				
Stafford and other	$ 7,480,182	7,927,525	—	7,620,792
Consolidation	16,852,527	15,830,174	—	15,851,761
Total	24,332,709	23,757,699	—	23,472,553
Non-federally insured loans	26,916	26,370	84,987	163,321
	24,359,625	23,784,069	84,987	23,635,874
Unamortized loan (discount) premium and deferred origination costs, net	(13,267)	207,571	—	341,970
Allowance for loan losses – federally insured loans	(37,205)	(32,908)	—	(30,102)
Allowance for loan losses – non-federally insured loans	(11,277)	(10,718)	—	(20,785)
	$ 24,297,876	23,948,014	84,987	23,926,957
Allowance for federally insured loans as a percentage of such loans	0.15%	0.14%		0.13%
Allowance for non-federally insured loans as a percentage of such loans (b)	41.90%	40.64%		12.73%

(a) On January 13, 2011, the Company sold a portfolio of non-federally insured loans for proceeds of $91.3 million (100% of par value). The Company retained credit risk related to this portfolio and will pay cash to purchase back any loans which become 60 days delinquent. As of December 31, 2010, the Company classified this portfolio as held-for-sale and the loans were carried at fair value.

(b) The allowance for non-federally insured loans as a percentage of such loans significantly increased during 2010. After selling a significant portion of its non-federally insured loans in 2009 and 2010, the remaining balance of non-federally insured loans classified as held for investment includes loans with higher credit risk.

Loan Activity

The following table sets forth the activity of loans classified as "held for investment":

	Year ended December 31,		
	2011	2010	2009
Beginning balance (loans held for investment)	$ 23,784,069	23,635,874	25,061,049
Loan originations	—	831,048	1,669,582
Loan acquisitions	2,841,334	3,371,116	1,110,291
Total originations and acquisitions (a)	2,841,334	4,202,164	2,779,873
Repayments, claims, capitalized interest, participations, and other	(1,650,489)	(1,221,662)	(1,443,191)
Consolidation loans lost to external parties	(585,230)	(599,927)	(430,475)
Loans sold (b)	(30,059)	(2,141,124)	(2,331,382)
Loans reclassified to held for sale	—	(91,256)	—
Ending balance (loans held for investment)	$ 24,359,625	23,784,069	23,635,874

(a) The Reconciliation Act of 2010 resulted in the Company discontinuing originations of new loans under the FFEL Program effective July 1, 2010. However, the Company believes there will be opportunities to continue to purchase FFELP loan portfolios from current FFELP participants looking to adjust their FFELP businesses. For example, during 2011 and 2010, the Company purchased $2.8 billion and $3.4 billion, respectively, of FFELP student loans from various third parties.

(b) During both 2010 and 2009, the Company sold $2.1 billion of student loans to the Department under a program that provided liquidity to student loan lenders. The loan sales in 2011 were not significant.

Activity in the Allowance for Loan Losses

The provision for loan losses represents the periodic expense of maintaining an allowance sufficient to absorb losses, net of recoveries, inherent in the portfolio of student loans. Activity in the allowance for loan losses is shown below.

	Year ended December 31,		
	2011	2010	2009
Balance at beginning of period	$ 43,626	50,887	50,922
Provision for loan losses:			
Federally insured loans	20,000	18,700	20,000
Non-federally insured loans	1,250	4,000	9,000
Total provision for loan losses	21,250	22,700	29,000
Charge-offs:			
Federally insured loans	(17,166)	(18,603)	(14,954)
Non-federally insured loans	(4,147)	(7,282)	(5,304)
Total charge-offs	(21,313)	(25,885)	(20,258)
Recoveries - non-federally insured loans	1,310	1,263	1,543
Purchase (sale) of loans, net:			
Federally insured loans	1,463	2,710	(520)
Non-federally insured loans	—	220	—
Reserve related to loans reclassified to held for sale	—	(6,269)	—
Transfer to/from repurchase obligation related to loans sold/purchased, net	2,146	(2,000)	(9,800)
Balance at end of period	$ 48,482	43,626	50,887
Allocation of the allowance for loan losses:			
Federally insured loans	$ 37,205	32,908	30,102
Non-federally insured loans	11,277	10,718	20,785
Total allowance for loan losses	$ 48,482	43,626	50,887

Repurchase Obligations

As of December 31, 2011, the Company had participated a cumulative amount of $117.1 million of non-federally insured loans to third parties. Loans participated under these agreements have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets. Per the terms of the servicing agreements, the Company's servicing operations are obligated to repurchase loans subject to the participation interests in the event such loans become 60 or 90 days delinquent.

In addition, on January 13, 2011, the Company sold a portfolio of non-federally insured loans for proceeds of $91.3 million (100% par value). The Company retained credit risk related to this portfolio and will pay cash to purchase back any loans which become 60 days delinquent.

The Company's estimate related to its obligation to repurchase these loans is included in "other liabilities" in the Company's consolidated balance sheets. The activity related to this accrual is detailed below.

	Year ended December 31,		
	2011	2010	2009
Beginning balance	$ 12,600	10,600	—
Repurchase obligation transferred to/from the allowance for loan losses related to loans purchased/sold, net	(2,146)	2,000	9,800
Repurchase obligation associated with loans sold	6,269	—	—
Current period expense	2,500	—	800
Ending balance	$ 19,223	12,600	10,600

Student Loan Status and Delinquencies

Delinquencies have the potential to adversely impact the Company's earnings through increased servicing and collection costs and account charge-offs. The table below shows the Company's student loan delinquency amounts on loans held for investment.

	As of December 31,					
	2011		2010		2009	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
Federally Insured Loans:						
Loans in-school/grace/deferment (a)	$ 3,664,899		$ 4,358,616		$ 5,783,648	
Loans in forbearance (b)	3,330,452		2,984,869		2,495,672	
Loans in repayment status:						
Loans current	14,600,372	84.2%	14,309,480	87.2%	13,038,428	85.8%
Loans delinquent 31-60 days (c)	844,204	4.9	794,140	4.8	691,232	4.5
Loans delinquent 61-90 days (c)	407,094	2.3	306,853	1.9	314,265	2.1
Loans delinquent 91-270 days (c)	1,163,437	6.7	789,795	4.8	906,608	6.0
Loans delinquent 271 days or greater (c)(d)	322,251	1.9	213,946	1.3	242,700	1.6
Total loans in repayment	17,337,358	100.0%	16,414,214	100.0%	15,193,233	100.0%
Total federally insured loans	$ 24,332,709		$ 23,757,699		$ 23,472,553	
Non-Federally Insured Loans:						
Loans in-school/grace/deferment (a)	$ 2,058		$ 3,500		$ 34,815	
Loans in forbearance (b)	371		292		1,919	
Loans in repayment status:						
Loans current	16,776	68.5%	16,679	73.9%	118,761	93.8%
Loans delinquent 31-60 days (c)	706	2.9	1,546	6.8	3,023	2.4
Loans delinquent 61-90 days (c)	1,987	8.1	1,163	5.2	1,559	1.2
Loans delinquent 91 days or greater (c)	5,018	20.5	3,190	14.1	3,224	2.5
Total loans in repayment	24,487	100.0%	22,578	100.0%	126,567	100.0%
Total non-federally insured loans	$ 26,916		$ 26,370		$ 163,301	

(a) Loans for borrowers who still may be attending school or engaging in other permitted educational activities and are not yet required to make payments on the loans, *e.g.*, residency periods for medical students or a grace period for bar exam preparation for law students.

(b) Loans for borrowers who have temporarily ceased making full payments due to hardship or other factors, according to a schedule approved by the servicer consistent with the established loan program servicing procedures and policies.

(c) The period of delinquency is based on the number of days scheduled payments are contractually past due and relate to repayment loans, that is, receivables not charged off, and not in school, grace, deferment, or forbearance.

(d) A portion of loans included in loans delinquent 271 days or greater include federally insured loans in claim status, which are loans that have gone into default and have been submitted to the guaranty agency.

The delinquency trends on the Company's portfolio of loans have increased as of December 31, 2011 due to the sustained downturn in the economy. In addition, the Company has focused significant time and resources on the government servicing contract, which has negatively impacted the delinquency performance of its portfolio. The increased delinquencies resulted in an increase in the federally insured loan provision in 2011 compared to 2010.

The Company's non-federally insured loan portfolio has decreased since 2008 as a result of loan sales, runoff, and the Company no longer originating non-federally insured loans. The amortization of the non-federally insured student loan portfolio during 2010 and 2011 resulted in provision expense being less than charge-offs during these periods.

Student Loan Spread Analysis

The following table analyzes the student loan spread on the Company's portfolio of student loans and represents the spread on assets earned in conjunction with the liabilities and derivative instruments used to fund the assets.

	Year ended December 31,		
	2011	2010	2009
Variable student loan yield, gross	2.58%	2.64%	2.87%
Consolidation rebate fees	(0.72)	(0.68)	(0.70)
Premium/discount and deferred origination costs amortization/ accretion (a)	(0.09)	(0.20)	(0.30)
Variable student loan yield, net	1.77	1.76	1.87
Student loan cost of funds - interest expense	(0.84)	(0.83)	(1.40)
Student loan cost of funds - bonds and notes payable discount accretion (a)	(0.06)	—	—
Student loan cost of funds - derivative settlements	0.05	0.03	0.16
Variable student loan spread	0.92	0.96	0.63
Variable rate floor income, net of settlements on derivatives	—	—	(0.03)
Fixed rate floor income, net of settlements on derivatives	0.60	0.52	0.58
Core student loan spread	1.52%	1.48%	1.18%
Average balance of student loans	$ 24,045,003	25,212,190	24,794,311
Average balance of debt outstanding	24,237,459	25,327,210	25,286,533

(a) As previously disclosed, on July 8, 2011, the Company purchased the residual interest in $1.9 billion of consolidation loans and recorded the loans and related debt at fair value resulting in the recognition of a significant student loan discount and bonds and notes payable discount. These discounts are being accreted using the effective interest method over the lives of the underlying assets/liabilities.

A trend analysis of the Company's core and variable student loan spreads is summarized below.



1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
Core and Variable Student Loan Spreads
0.6%
0.5%
0.4%
0.3%
0.2%
0.1%
0.0%
CP/LIBOR Spread (a)
Q1 09 Q2 09 Q3 09 Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11 Q4 11
Variable Core CP/LIBOR

(a) The interest earned on the majority of the Company's FFELP student loan assets is indexed to the three-month commercial paper indice. The Company funds the majority of its assets with the three-month LIBOR indexed floating rate securities. The relationship between these two indices has a significant impact on student loan spread. This table (the right axis) shows the difference between the average three-month LIBOR and commercial paper indices by quarter.

The Company's variable student loan spread was impacted primarily by the following items:

- The tightening/widening of the CP/LIBOR spread increases/decreases variable student loan spread. Historically, the movement of the various interest rate indices received on the Company's student loan assets, primarily three-month commercial paper, and paid on the debt to fund such loans, primarily LIBOR, was highly correlated. The short-term movement of these indices was dislocated beginning in August 2007, which negatively impacted the Company's net interest income through the first half of 2009. Beginning in the third quarter of 2009, the CP/LIBOR spread began to tighten to more historical levels, which had a positive impact on spread. In 2010, the average CP/LIBOR spread was 5 basis points compared to 28 basis points in 2009, which resulted in an improved variable student loan spread in 2010 compared with 2009. In 2011, the average CP/LIBOR spread was 13 basis points compared to 5 basis points in 2010, which resulted in a decrease in variable student loan spread in 2011 compared with 2010.

- A decrease in the amortization of loan premiums/discounts and deferred origination costs as a result of loans purchased at a discount, reducing the net costs being amortized.

The primary difference between variable student loan spread and core student loan spread is fixed rate floor income, net of settlements on derivatives. A summary of fixed rate floor income and its contribution to core student spread follows:

	Year ended December 31,		
	2011	**2010**	**2009**
Fixed rate floor income, gross	$ 164,700	151,861	147,107
Derivative settlements (a)	(20,246)	(19,618)	(2,009)
Fixed rate floor income, net	$ 144,454	132,243	145,098
Fixed rate floor income contribution to spread, net	0.60%	0.52%	0.58%

(a) Includes settlement payments on derivatives used to hedge student loans earning fixed rate floor income.

The high levels of fixed rate floor income earned during 2011, 2010, and 2009 are due to historically low interest rates. In addition, the 2011 amount increased due to the purchase of the residual interest in $1.9 billion of consolidation loans in July 2011. If interest rates remain low, the Company anticipates continuing to earn significant fixed rate floor income in future periods. See Item 7A, "Quantitative and Qualitative Disclosures about Market Risk," which provides additional detail on the Company's portfolio earning fixed rate floor income and the derivatives used by the Company to hedge these loans.

On December 23, 2011, the President signed the Consolidated Appropriations Act of 2012 into law. This Act includes changes to the FFELP student lender payment index from the commercial rate to the one-month LIBOR rate for the Special Allowance Payment calculation on outstanding FFELP loans held by student loan lenders. As of December 31, 2011, the Company had $23.4 billion of loans in which it intends to make the election to change the SAP calculation to the one-month LIBOR rate. This change mitigates the Company's exposure to basis risk and will allow the Company to better match borrowing and lending rates.

Summary and Comparison of Operating Results

	Year ended December 31,			December 31, 2011 vs. 2010 Increase (Decrease)		December 31, 2010 vs. 2009 Increase (Decrease)	
	2011	**2010**	**2009**	**$**	**%**	**$**	**%**
Net interest income after provision for loan losses	$ 347,811	362,059	222,213	(14,248)	(3.9)%	139,846	62.9%
Other income	15,416	18,639	17,169	(3,223)	(17.3)	1,470	8.6
Gain on sale of loans and debt repurchases, net	1,433	73,709	63,676	(72,276)	(98.1)	10,033	15.8
Derivative settlements, net	(7,228)	(13,336)	39,286	6,108	(45.8)	(52,622)	(133.9)
Total other income	9,621	79,012	120,131	(69,391)	(87.8)	(41,119)	(34.2)
Salaries and benefits	2,791	4,524	6,767	(1,733)	(38.3)	(2,243)	(33.1)
Other expenses	13,381	12,752	19,566	629	4.9	(6,814)	(34.8)
Intersegment expenses, net	70,018	85,278	81,335	(15,260)	(17.9)	3,943	4.8
Total operating expenses	86,190	102,554	107,668	(16,364)	(16.0)	(5,114)	(4.7)
"Base net income" before income taxes and corporate overhead allocation	271,242	338,517	234,676	(67,275)	(19.9)	103,841	44.2
Corporate overhead allocation	(6,896)	(9,759)	—	2,863	(29.3)	(9,759)	(100.0)
"Base net income" before income taxes	264,346	328,758	234,676	(64,412)	(19.6)	94,082	40.1
Income tax expense	(100,451)	(124,928)	(89,178)	24,477	(19.6)	(35,750)	40.1
"Base net income"	$ 163,895	203,830	145,498	(39,935)	(19.6)%	58,332	40.1%

<u>Net interest income after provision for loan losses (net of settlements on derivatives).</u>

	Year ended December 31,			December 31, 2011 vs. 2010 Increase(Decrease)		December 31, 2010 vs. 2009 Increase(Decrease)	
	2011	**2010**	**2009**	**$**	**%**	**$**	**%**
Variable interest income, net of settlements on derivatives (a)	$ 633,486	674,826	744,213	(41,340)	(6.1)%	(69,387)	(9.3)%
Consolidation rebate fees (b)	(174,387)	(170,998)	(174,075)	(3,389)	2.0	3,077	(1.8)
Amortization/accretion of loan premiums/discounts and deferred origination costs, net (c)	(21,095)	(50,731)	(73,529)	29,636	(58.4)	22,798	(31.0)
Interest on bonds and notes payable (d)	(204,946)	(210,968)	(355,929)	6,022	(2.9)	144,961	(40.7)
Bonds and notes payable discount accretion (e)	(13,695)	—	—	(13,695)	(100.0)	—	—
Variable student loan interest margin, net of settlements on derivatives	219,363	242,129	140,680	(22,766)	(9.4)	101,449	72.1
Fixed rate floor income, net of settlements on derivatives (f)	144,454	132,243	145,098	12,211	9.2	(12,855)	(8.9)
Investment interest (g)	1,051	1,421	6,724	(370)	(26.0)	(5,303)	(78.9)
Intercompany interest	(3,035)	(4,370)	(2,003)	1,335	(30.5)	(2,367)	118.2
Provision for loan losses (h)	(21,250)	(22,700)	(29,000)	1,450	(6.4)	6,300	(21.7)
Net interest income after provision for loan losses (net of settlements on derivatives (i))	$ 340,583	348,723	261,499	(8,140)	(2.3)%	87,224	33.4 %

(a) Variable interest income, net of settlements on derivatives, decreased year over year as a result of a decrease in the yield earned on student loans, net of derivative settlements (2.63% in 2011, 2.67% in 2010, and 3.03% in 2009). In addition, the average student loan portfolio decreased $1.2 billion (4.6%) during 2011 compared to the same period in 2010. The decrease in yield in 2010 compared to 2009 was partially offset by a $0.4 billion (1.7%) increase in the average student loan portfolio balance.

(b) Consolidation rebate fees increased in 2011 compared to 2010 due to the purchase of the residual interest in $1.9 billion of consolidation loans in July 2011. Consolidation rebate fees decreased in 2010 compared to 2009 due to decreases in the average consolidation loan portfolio, for which such fees are paid.

(c) The amortization/accretion of loan premiums/discounts and deferred origination costs decreased year over year as a result of the purchase of loans at a discount, which has reduced the net costs being amortized/accreted.

(d) Interest expense decreased in 2011 compared to 2010 as a result of a decrease in average debt outstanding of $1.1 billion (4.3%). Interest expense decreased in 2010 compared to 2009 due to a decrease in the cost of funds from 1.40% in 2009 to 0.83% in 2010.

(e) During July 2011, the Company recorded a discount on bonds and notes payable assumed as a result of the purchase of the residual interest on $1.9 billion of student loans and related debt. The bonds and notes payable discount is being accreted using the effective interest method over the lives of the bonds and notes payable.

(f) Depending on the type of loan and when it was originated, the borrower rate on student loans is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income. A summary of fixed rate floor income follows.

	Year ended December 31,		
	2011	2010	2009
Fixed rate floor income, gross	$ 164,700	151,861	147,107
Derivative settlements (a)	(20,246)	(19,618)	(2,009)
Fixed rate floor income, net	$ 144,454	132,243	145,098

(a) Includes settlement payments on derivatives used to hedge student loans earning fixed rate floor income.

The high levels of fixed rate floor income earned during the years ended December 31, 2011, 2010, and 2009 are due to historically low interest rates. In addition, the 2011 amount increased due to the purchase of the residual interest in $1.9 billion of consolidation loans in July 2011.

(g) Investment income decreased year over year due to a decrease in interest rates as well as a decrease in average cash held over the same periods.

(h) The provision for loan losses represents the periodic expense of maintaining an allowance sufficient to absorb losses inherent in the Company's portfolio of loans. The non-federally insured loan provision decreased $2.8 million and $5.0 million during the years ended December 31, 2011 and 2010, respectively, compared to the same periods in 2010 and 2009. The decrease in 2010 from 2009 is primarily due to a decrease in the dollar amount of the Company's non-federally insured student loan portfolio, including those loans in repayment and loans delinquent, as well as continued aging of the portfolio. The decrease in 2011 from 2010 is primarily due to the continued aging of the portfolio.

The federally insured loan provision increased $1.3 million during the year ended December 31, 2011 compared to 2010, primarily due to an increase in delinquent loans. The federally insured loan provision decreased $1.3 million for the year ended December 31, 2010 compared to 2009, primarily due to a decrease in delinquent loans.

(i) The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured the majority of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. Derivative settlements for each applicable period should be evaluated with the Company's net interest income.

Other income. The following table summarizes the components of "other income".

	Year ended December 31,		
	2011	2010	2009
Borrower late fee income	$ 12,647	12,390	11,305
Other	2,769	6,249	5,864
Other income	$ 15,416	18,639	17,169

Gain on sale of loans and debt repurchases, net. A summary of gains from the sale of loans and debt repurchases follows:

	Year ended December 31,		
	2011	2010	2009
Gain on sale of loans (a)	$ 1,378	33,748	35,148
Gain on debt repurchases - asset-backed securities (b)	55	39,961	28,528
Gain on sale of loans and debt repurchases, net	$ 1,433	73,709	63,676

(a) Included in the gain on sale of loans for the years ended December 31, 2010 and 2009 are gains of $33.8 million and $36.6 million, respectively, resulting from the sale of $2.1 billion of student loans in each of these years to the Department under a program that provided liquidity to student loan lenders.

(b) During the years ended December 31, 2011, 2010, and 2009, the Company repurchased asset-backed securities of $12.3 million, $690.8 million, and $348.2 million, respectively. Due to improvements in the capital markets during 2011, the opportunities for the Company to repurchase debt at less than par are becoming more limited.

Salaries and benefits and other expenses. During the year ended December 31, 2011, the Company recorded an other expense of $2.5 million related to its obligation to repurchase non-federally insured loans. This expense was recorded due to management's projected performance of the portfolio of loans subject to the repurchase obligation. Excluding this expense, "salaries and benefits" and "other expenses" decreased in 2011 compared with 2010. In addition, "salaries and benefits" and "other expenses" decreased significantly in 2010 compared to 2009. These decreases in 2011 and 2010 were the result of a reduction in associates as part of the Company's restructuring initiatives and continued focus by the Company on managing costs , as well as a reduction in marketing costs due the elimination of new loan originations under the FFELP Program. These decreases were partially offset by an increase in fees paid to third parties for the servicing of the Company's student loan portfolio.

Intersegment expenses, net. Intersegment expenses include fees paid to the Student Loan and Guaranty Servicing operating segment for the servicing of the Company's student loan portfolio.

LIQUIDITY AND CAPITAL RESOURCES

The Company's fee generating businesses are non-capital intensive and all produce positive operating cash flows. As such, a minimal amount of debt and equity capital is allocated to the fee-based segments and any liquidity or capital needs are satisfied using cash flow from operations. Therefore, the Liquidity and Capital Resources discussion is concentrated on the Company's liquidity and capital needs to meet existing debt obligations in the Asset Generation and Management operating segment.

The Company may issue equity and debt securities in the future in order to improve capital, increase liquidity, refinance upcoming maturities, or provide for general corporate purposes. Moreover, the Company may from time-to-time repurchase certain amounts of its outstanding secured and unsecured debt securities, including debt securities which the Company may issue in the future, for cash and/or through exchanges for other securities. Such repurchases or exchanges may be made in open market transactions, privately negotiated transactions, or otherwise. Any such repurchases or exchanges will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions, compliance with securities laws, and other factors. The amounts involved in any such transactions may be material.

The Company has historically utilized operating cash flow, secured financing transactions (which include warehouse facilities, asset-backed securitizations, and liquidity programs offered by the Department), operating lines of credit, and other borrowing arrangements to fund its Asset Generation and Management operations and student loan acquisitions. In addition, the Company has used operating cash flow, borrowings on its unsecured line of credit, and unsecured debt offerings to fund corporate activities, business acquisitions, and repurchases of common stock. The Company has also used its common stock to partially fund certain business acquisitions.

As of December 31, 2011, the Company had $470.4 million of liquidity available for use (as summarized below). In addition, the Company generates a significant amount of cash from operations. The Company will continue to use its strong liquidity position to capitalize on market opportunities, including FFELP student loan acquisitions; strategic acquisitions and investments in its core business areas of loan financing, loan servicing, payment processing, and enrollment services (education planning); and capital management initiatives, including stock repurchases, debt repurchases, and dividend distributions.

Sources of liquidity currently available

The following table details the Company's sources of liquidity currently available:

	As of December 31, 2011	
Sources of primary liquidity:		
Cash and cash equivalents	$	42,570
Investments		50,780
Unencumbered private student loan assets		18,009
Asset-backed security investments - Class B subordinated notes (a)		76,513
Asset-backed security investments (b)		72,516
Available balance on unsecured line of credit (c)		210,000
Total sources of primary liquidity	$	470,388

(a) As part of the Company's issuance of asset-backed securitizations in 2008, due to credit market conditions when these notes were issued, the Company purchased the Class B subordinated notes of $76.5 million (par value). These notes are not included on the Company's consolidated balance sheet. If the credit market conditions continue to improve, the Company anticipates selling these notes to third parties. Upon a sale to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. The amount included in the table above is the par value of these subordinated notes and may not represent market value upon sale of the notes.

(b) The Company has repurchased its own asset-backed securities (bonds and notes payable). For accounting purposes, these notes are effectively retired and are not included on the Company's consolidated balance sheet. However, as of December 31, 2011, $72.5 million of these securities are legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. Upon a sale to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. The amount included in the table above is the par value of these notes and may not represent market value upon sale of the notes.

(c) As of December 31, 2011, the Company had a $750.0 million unsecured line of credit with a maturity date of May 8, 2012. On February 17, 2012, the Company entered into a new $250.0 million unsecured line of credit. In conjunction with entering into this new agreement, the outstanding balance on the $750.0 million unsecured line of credit of $64.4 million was paid off in full and the agreement was terminated. As of February17, 2012, the $250.0 million unsecured line of credit had an outstanding balance of $40.0 million and $210.0 million was available for future use. The $250.0 million line of credit terminates on February 17, 2016. Included in the table above is the amount of availability on the new line of credit as of February17, 2012.

Cash generated from operations

The Company has historically generated positive cash flow from operations. For the years ended December 31, 2011, 2010, and 2009, the Company had net cash flow from operating activities of $310.9 million, $194.9 million, and $324.7 million, respectively.

Liquidity Needs and Sources of Liquidity Available to Satisfy Debt Obligations Secured by Student Loan Assets and Related Collateral

The Company had the following debt obligations outstanding that are secured by student loan assets and related collateral:

	As of December 31, 2011		
	Carrying amount		Final maturity
Asset Generation and Management:			
Bonds and notes issued in asset-backed securitizations	$	21,222,978	11/25/15 - 7/27/48
FFELP warehouse facilities		824,410	7/1/14
Department of Education Conduit		2,339,575	5/8/14
Other borrowings		43,119	11/14/12 - 3/1/22
	$	24,430,082	

Bonds and notes issued in asset-backed securitizations

The majority of the Company's portfolio of student loans is funded in asset-backed securitizations that are structured to substantially match the maturity of the funded assets, thereby minimizing liquidity risk. In addition, due to (i) the difference between the yield the Company receives on the loans and cost of financing within these transactions, and (ii) the servicing and administration fees the Company earns from these transactions, the Company has created a portfolio that will generate earnings and significant cash flow over the life of these transactions.

As of December 31, 2011, based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, the Company currently expects future undiscounted cash flows from its portfolio to be approximately $1.81 billion as detailed below. The $1.81 billion includes approximately $340.4 million (as of December 31, 2011) of overcollateralization included in the asset-backed securitizations. These excess net asset positions are reflected variously in the following balances on the consolidated balance sheet: "student loans receivable," "restricted cash and investments," and "accrued interest receivable."

The forecasted cash flow presented below includes all loans currently funded in asset-backed securitizations. As of December 31, 2011, the Company had $21.1 billion of loans included in asset-backed securitizations, which represented 87 percent of its total FFELP student loan portfolio. The forecasted cash flow does not include cash flows that the Company expects to receive related to loans funded through the Department of Education's Conduit Program and other warehouse facilities or loans acquired subsequent to December 31, 2011.


FFELP Asset-backed Securitization Cash Flow Forcast (a)
$1.81 billion
(dollars in millions)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
220
190
180
130
100
80
70
130
270
440
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021 and after

(a) The Company uses various assumptions, including prepayments and future interest rates, when preparing its cash flow forecast. These assumptions are further discussed below.

Prepayments: The primary variable in establishing a life of loan estimate is the level and timing of prepayments. Prepayment rates equal the amount of loans that prepay annually as a percentage of the beginning of period balance, net of scheduled principal payments. A number of factors can affect estimated prepayment rates, including the level of consolidation activity and default rates. Should any of these factors change, management may revise its assumptions, which in turn would impact the projected future cash flow. The Company's cash flow forecast above assumes prepayment rates that are generally consistent with those utilized in the Company's recent asset-backed securities transactions. If management used a prepayment rate assumption two times greater than what was used to forecast the cash flow, the cash flow forecast would be reduced by approximately $310 million to $370 million.

Interest rates: The Company funds the majority of its student loans with three-month LIBOR ("LIBOR") indexed floating rate securities. Meanwhile, the interest earned on the Company's student loan assets are indexed primarily to a commercial paper rate ("CP"). The different interest rate characteristics of the Company's loan assets and liabilities funding these assets result in basis risk. The Company's cash flow forecast assumes LIBOR will exceed CP by 12 basis points for the life of the portfolio, which approximates the historical relationship between these indices. If the forecast is computed assuming a spread of 24 basis points between CP and LIBOR for the life of the portfolio, the cash flow forecast would be reduced by approximately $80 million to $120 million.

On December 23, 2011, the President signed the Consolidated Appropriations Act of 2012 into law. This Act includes changes to the FFELP student lender payment index from the commercial rate to the one-month LIBOR rate for the Special Allowance Payment calculation on outstanding FFELP loans held by student loan lenders. As of December 31, 2011, the Company had $23.4 billion of loans in which it intends to make the election to change the SAP calculation to the one-month LIBOR rate. This change mitigates the Company's exposure to basis risk and will allow the Company to better match borrowing and lending rates.

The Company uses the current forward interest rate yield curve to forecast cash flows. A change in the forward interest rate curve would impact the future cash flows generated from the portfolio. An increase in future interest rates will reduce the amount of fixed rate floor income the Company is currently receiving. The Company attempts to mitigate the impact of a rise in short-term rates by hedging interest rate risks. As of December 31, 2011, the net fair value of the Company's interest rate derivatives used to hedge loans earning fixed rate floor income was a liability of $17.8 million. See Item 7A, "Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk."

FFELP Warehouse Facilities

The Company funds a portion of its FFELP loan acquisitions using its FFELP warehouse facilities. Student loan warehousing allows the Company to buy and manage student loans prior to transferring them into more permanent financing arrangements.

On July 14, 2011, the Company renewed the liquidity agreement on its existing FFELP warehouse facility (the "NFSLW-I Warehouse") and entered into an additional FFELP warehouse facility (the "NHELP-I Warehouse").

The Company's NFSLW-I Warehouse facility has a maximum financing amount of $500.0 million, with a revolving financing structure supported by 364-day liquidity provisions, which expires on July 1, 2012. The final maturity date of the facility is July 1, 2014. In the event the Company is unable to renew the liquidity provisions by July 1, 2012, the facility would become a term facility at a stepped-up cost, with no additional student loans being eligible for financing, and the Company would be required to refinance the existing loans in the facility by July 1, 2014.

The NFSLW-I Warehouse facility provides for formula based advance rates, depending on FFELP loan type, up to a maximum of 85 percent to 98 percent of the principal and interest of loans financed. The advance rates for collateral may increase or decrease based on market conditions, but they are subject to a minimum advance of 84.5 to 90 percent based on loan type. As of December 31, 2011, $496.7 million was outstanding under the NFSLW-I Warehouse facility, $3.3 million was available for future use, and $38.4 million was advanced as equity support.

The NHELP-I Warehouse has a maximum financing amount of $500.0 million, with a revolving financing structure supported by 364-day liquidity provisions, which expires on October 1, 2012. The final maturity date of the facility is July 1, 2014. In the event the Company is unable to renew the liquidity provisions by October 1, 2012, the facility would become a term facility at a stepped-up cost, with no additional student loans being eligible for financing, and the Company would be required to refinance the existing loans in the facility by July 1, 2014.

The NHELP-I Warehouse facility provides for formula based advance rates, depending on FFELP loan type, up to a maximum of 93 percent to 95 percent of the principal and interest of loans financed. The advance rates for collateral may increase or decrease based on market conditions, but they are subject to a minimum advance of 85 to 90 percent based on loan type. As of December 31, 2011, $327.7 million was outstanding under the NHELP-I Warehouse facility, $172.3 million was available for future use, and $20.1 million was advanced as equity support.

On February 1, 2012, the Company entered into a new FFELP warehouse facility (the "NHELP-II Warehouse"). The NHELP-II Warehouse has a maximum financing amount of $250.0 million, with a revolving financing structure supported by 364-day liquidity provisions, which expire on January 31, 2013. The final maturity date of the facility is January 31, 2015. In the event the Company is unable to renew the liquidity provisions by January 31, 2013, the facility would become a term facility at a stepped-up cost, with no additional student loans being eligible for financing, and the Company would be required to refinance the existing loans in the facility by January 31, 2015.

The FFELP warehouse facilities contain financial covenants relating to levels of the Company's consolidated net worth, ratio of adjusted EBITDA to corporate debt interest, and unencumbered cash. Any violation of these covenants could result in a requirement for the immediate repayment of any outstanding borrowings under the facilities.

Upon termination or expiration of the warehouse facilities, the Company would expect to access the securitization market, use operating cash, rely on sale of assets, or transfer collateral to satisfy any remaining obligations.

Department of Education Conduit

In May 2009, the Department implemented a program under which it finances eligible FFELP Stafford and PLUS loans in a conduit vehicle established to provide funding for student lenders (the "Conduit Program"). Loans eligible for the Conduit Program had to be first disbursed on or after October 1, 2003, but not later than June 30, 2009, and fully disbursed before September 30, 2009, and meet certain other requirements. Funding for the Conduit Program is provided by the capital markets at a cost based on market rates, with the Company being advanced 97 percent of the student loan face amount. Excess amounts needed to fund the remaining 3 percent of the student loan balances were contributed by the Company. The Conduit Program expires on May 8, 2014. The Student Loan Short-Term Notes ("Student Loan Notes") issued by the Conduit Program are supported by a combination of (i) notes backed by FFELP loans, (ii) a liquidity agreement with the Federal Financing Bank, and (iii) a put agreement provided by the Department. If the conduit does not have sufficient funds to pay all Student Loan Notes, then those Student Loan Notes will be repaid with funds from the Federal Financing Bank. The Federal Financing Bank will hold the notes for a short period of time and, if at the end of that time, the Student Loan Notes still cannot be paid off, the underlying FFELP loans that serve as collateral for the Conduit Program will be sold to the Department through a put agreement at a price of 97 percent of the face amount of the loans. As of December 31, 2011, the Company had $2.3 billion borrowed under the facility and $84.7 million advanced as equity support in the facility. Effective July 1, 2010, no additional loans could be funded using the Conduit Program.

The Company expects to access the securitization market prior to the Conduit Program's maturity to refinance the student loan collateral included in the Conduit with debt that is structured to match the maturity of the assets.

Other Liquidity Needs

On March 30, 2010, President Obama signed into law the Reconciliation Act of 2010. Effective July 1, 2010, this law prohibits new loan originations under the FFEL Program and requires that all new federal loan originations be made through the Federal Direct Loan Program. As a result of the Reconciliation Act of 2010, the Company no longer originates new FFELP loans.

Due to the legislative changes in the student loan industry, the Company believes there will be opportunities to purchase FFELP loan portfolios on behalf of current FFELP participants looking to adjust their FFELP businesses.

The Company plans to fund FFELP student loan acquisitions from third parties using its agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans (as described below); using its FFELP warehouse facilities (as described above); and continuing to access the asset-backed securities market.

Union Bank Participation Agreement

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans (the "FFELP Participation Agreement"). As of December 31, 2011, $509.2 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $750 million or an amount in excess of $750 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets.

Asset-backed securities transactions

Depending on market conditions, the Company anticipates continuing to access the asset-backed securities market. Asset-backed securities transactions would be used to refinance student loans included in the FFELP warehouse facilities, the Department of Education Conduit facility, and/or existing asset-backed security transactions. The FFELP warehouse facilities and Department Conduit facility have advance rates that are less than par. As of December 31, 2011, the Company had approximately $58.5 million advanced in the FFELP warehouse facilities and approximately $84.7 million advanced in the Department Conduit facility. Depending on the terms of asset-backed security transactions, refinancing loans included in these facilities could produce positive cash flow to the Company by reducing required advance rates and are contemplated by management when making student loan financing decisions.

During 2011, the Company completed an asset-backed securities transaction totaling $384.4 million. Notes issued in this asset-backed securities transaction carry interest rates based on a spread to LIBOR. The Company used the proceeds from the sale of these notes to purchase principal and interest on student loans, including loans which were previously financed in the NFSLW-I Warehouse facility.

Although the Company has recently demonstrated its ability to access the asset-backed securities market and expects asset-backed securities transactions to remain a primary source of funding over the long term, the Company also expects its transaction volumes to be more limited and pricing less favorable than prior to the credit market dislocation that began in August 2007, with significantly reduced opportunities to place subordinated tranches of asset-backed securities with investors. At present, the Company is unable to predict when market conditions will allow for more regular, reliable, and cost-effective access to the term asset-backed securities market.

Liquidity Impact Related to Hedging Activities

The Company utilizes derivative instruments to manage interest rate sensitivity. By using derivative instruments, the Company is exposed to market risk which could impact its liquidity. When the fair value of a derivative instrument is negative (a liability on the Company's balance sheet), it would owe the counterparty if the derivative was settled. If the negative fair value of derivatives with a counterparty exceeds a specified threshold, the Company may have to make a collateral deposit with the counterparty. The threshold at which the Company may be required to post collateral is dependent upon its unsecured credit rating. Based on the Company's current unsecured credit ratings (Standard and Poor: BBB- (stable outlook) and Moody's: Ba1 (stable outlook)), the Company has substantially collateralized its corporate derivative liability position with counterparties. As such, further downgrades would not result in additional collateral requirements of a material nature. In addition, no counterparty has the right to terminate its contracts in the event of further downgrades. However, some long dated derivative contracts have mutual optional termination provisions that can be exercised in 2016 and 2021. As of December 31, 2011, the fair value of derivatives with early termination provisions was a negative $0.1 million (a liability on the Company's balance sheet).

Based on the derivative portfolio outstanding as of December 31, 2011, the Company does not currently anticipate any movement in interest rates having a material impact on its capital or liquidity profile, nor does the Company expect that any movement in interest rates would have a material impact on its ability to meet potential collateral deposits with its counterparties. However, if interest rates moves materially and negatively impacts the fair value of the Company's derivative portfolio or if the Company enters into additional derivatives in which the fair value of such derivatives become negative, the Company could be required to deposit additional collateral with its derivative instrument counterparties. The collateral deposits, if significant, could negatively impact the Company's liquidity and capital resources. As of December 31, 2011, the fair value of the Company's derivatives which had a negative fair value (a liability on the Company's balance sheet) was $43.8 million and the Company had $34.0 million posted as collateral to derivative counterparties.

Description of Other Debt Facilities

Unsecured Line of Credit

As of December 31, 2011, the Company had a $750.0 million unsecured line of credit with a maturity date of May 8, 2012. As of December 31, 2011, there was $64.4 million outstanding on this line. On February17, 2012, the Company entered into a new $250.0 million unsecured line of credit. In conjunction with entering into this new agreement, the outstanding balance on the $750.0 million unsecured line of credit of $64.4 million was paid off in full and the agreement was terminated. As of February 17, 2012, the $250.0 million unsecured line of credit had an outstanding balance of $40.0 million and $210.0 million was available for future use. The $250.0 million line of credit terminates on February 17, 2016. Upon termination in 2016 there can be no assurance that the Company will be able to maintain this line of credit, find alternative funding, or increase the amount outstanding under the line, if necessary.

The line of credit agreement contains certain financial covenants that, if not met, lead to an event of default under the agreement. The covenants include maintaining:

- A minimum consolidated net worth
- A minimum adjusted EBITDA to recourse indebtedness (over the last four rolling quarters)
- A limitation on recourse indebtedness
- A limitation on the percentage of non-federally insured loans in the Company's portfolio

Many of these covenants are duplicated in the Company's other lending facilities, including its FFELP warehouse facilities.

A default on the Company's FFELP warehouse facilities would result in an event of default on the Company's unsecured line of credit that would result in the outstanding balance on the line of credit becoming immediately due and payable.

The Company's operating line of credit does not have any covenants related to unsecured debt ratings. However, changes in the Company's ratings (as well as the amounts the Company borrows) have modest implications on the pricing level at which the Company obtains funding.

Junior Subordinated Hybrid Securities

In September 2006, the Company issued $200.0 million aggregate principal amount of Junior Subordinated Hybrid Securities ("Hybrid Securities"), of which $100.7 million was outstanding as of December 31, 2011. The Hybrid Securities are unsecured obligations of the Company. The interest rate on the Hybrid Securities from the date they were issued through the optional redemption date, September 28, 2011, was 7.40%, payable semi-annually. Beginning September 29, 2011 through September 29, 2036, the "scheduled maturity date," the interest rate on the Hybrid Securities is equal to three-month LIBOR plus 3.375%, payable quarterly, which was 3.95% at December 31, 2011. The principal amount of the Hybrid Securities will become due on the scheduled maturity date only to the extent that the Company has received proceeds from the sale of certain qualifying capital securities prior to such date (as defined in the Hybrid Securities' prospectus). If any amount is not paid on the scheduled maturity date, it will remain outstanding and bear interest at a floating rate as defined in the prospectus, payable monthly. On September 15, 2061, the Company must pay any remaining principal and interest on the Hybrid Securities in full whether or not the Company has sold qualifying capital securities. At the Company's option, the Hybrid Securities are redeemable in whole or in part, any time on or after September 29, 2011, at their principal amount plus accrued and unpaid interest, provided in the case of a redemption in part that the principal amount outstanding after such redemption is at least $50.0 million.

Debt Repurchases

Due to the Company's positive liquidity position and opportunities in the capital markets, the Company has repurchased debt over the last several years. Gains recorded by the Company from the purchase of debt are included in "gain on the sale of loans and debt repurchases, net" on the Company's consolidated statements of income. A summary of debt repurchases follows:

	Year ended December 31, 2011			Year ended December 31, 2010		
	Notional amount	Purchase price	Gain	Notional amount	Purchase price	Gain
Unsecured debt - Junior Subordinated Hybrid Securities	$ 62,558	55,651	6,907	34,995	30,073	4,922
Asset-backed securities	12,254	12,199	55	690,750	650,789	39,961
	$ 74,812	67,850	6,962	725,745	680,862	44,883

Due to improvements in the capital markets during 2011, the opportunities for the Company to repurchase debt at less than par value are becoming more limited.

Stock Repurchases

During 2006, the Company's Board of Directors authorized a stock repurchase program to repurchase shares of the Company's Class A common stock. As of December 31, 2011, approximately 1.6 million shares may still be purchased under the program. The program has an expiration date of May 24, 2012. Certain share repurchases reflected in the table below were made pursuant to a trading plan adopted by the Company in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934.

Shares repurchased by the Company during 2011 and 2010 are shown in the table below.

	Total shares repurchased	Purchase price (in thousands)	Average price of shares repurchased (per share)
Year ended December 31, 2011	1,436,423	$ 27,134	$ 18.89
Year ended December 31, 2010	1,866,332	$ 39,805	$ 21.33

Contractual Obligations

The Company's contractual obligations were as follows:

	As of December 31, 2011				
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Bonds and notes payable	$ 24,595,169	8,900	3,163,985	314,335	21,107,949
Operating lease obligations (a)	19,214	6,787	9,107	2,986	334
Total	$ 24,614,383	15,687	3,173,092	317,321	21,108,283

(a) The Company is committed under noncancelable operating leases for certain office and warehouse space and equipment. Operating lease obligations are presented net of approximately $1.2 million in sublease arrangements.

As of December 31, 2011, the Company had a reserve of $15.0 million for uncertain income tax positions (including the federal benefit received from state positions). This obligation is not included in the above table as the timing and resolution of the income tax positions cannot be reasonably estimated at this time.

As of December 31, 2011, the Company had participated a cumulative amount of $117.1 million of non-federally insured loans to third parties. Loans participated under these agreements have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets. Per the terms of the servicing agreements, the Company's servicing operations are obligated to repurchase loans subject to the participation interests in the event such loans become 60 or 90 days delinquent. In addition, on January 13, 2011, the Company sold a portfolio of non-federally insured loans for proceeds of $91.3 million (100% par value). The Company retained credit risk related to this portfolio and will pay cash to purchase back any loans which become 60 days delinquent. As of December 31, 2011, the Company has $19.2 million accrued related to these repurchase obligations which is included in "other liabilities" in the Company's consolidated balance sheet. These obligations are not included in the above table.

On January 8, 2010, the Company purchased certain assets of a software company that constituted a business combination. The initial consideration paid by the Company was $3.0 million in cash. In addition to the initial purchase price, additional payments are to be made by the Company based on certain operating results as defined in the purchase agreement. On February 1, 2011, the Company made an additional payment of $1.3 million. Additional, contingent payments are payable in two annual installments due in March 2012 and March 2013 and in total are estimated by the Company, as of December 31, 2011, to be $3.5 million. The estimated contingency payments are included in "other liabilities" in the Company's consolidated balance sheet. The contingent payments will be remeasured to fair value each reporting date until the contingency is resolved, with all changes in fair value being recognized in earnings. This obligation is not included in the above table.

Dividends

Dividends of $0.07, $0.10, $0.10, and $0.10 per share on the Company's Class A and Class B common stock were paid on March 15, 2011, June 15, 2011, September 15, 2011, and December 15, 2011, respectively, to all holders of record as of March 1, 2011, June 1, 2011, September 1, 2011, and December 1, 2011, respectively.

The Company currently plans to continue making quarterly dividend payments, subject to future earnings, capital requirements, financial condition, and other factors. In addition, the payment of dividends is subject to the terms of the Company's outstanding Hybrid Securities, which generally provide that if the Company defers interest payments on those securities it cannot pay dividends on its capital stock.

CRITICAL ACCOUNTING POLICIES

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the consolidated financial statements, which are included in this Annual Report on Form 10-K for the year ended December 31, 2011, includes a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements.

On an on-going basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are most "critical" — that is, they are most important to the portrayal of the Company's financial condition and results of operations and they require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has identified the following critical accounting policies that are discussed in more detail below: allowance for loan losses, revenue recognition, impairment assessments related to goodwill and intangible assets, income taxes, and accounting for derivatives.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of probable losses on student loans. This evaluation process is subject to numerous estimates and judgments. The Company evaluates the appropriateness of the allowance for loan losses on its federally insured loan portfolio separately from its non-federally insured loan portfolio.

The allowance for the federally insured loan portfolio is based on periodic evaluations of the Company's loan portfolios considering loans in repayment versus those in a nonpaying status, delinquency status, trends in defaults in the portfolio based on Company and industry data, past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. Should any of these factors change, the estimates made by management would also change, which in turn would impact the level of the Company's future provision for loan losses.

In determining the appropriateness of the allowance for loan losses on the non-federally insured loans, the Company considers several factors including: loans in repayment versus those in a nonpaying status, delinquency status, type of program, trends in defaults in the portfolio based on Company and industry data, past experience, current economic conditions, and other relevant factors. Should any of these factors change, the estimates made by management would also change, which in turn would impact the level of the Company's future provision for loan losses. The Company places a non-federally insured loan on nonaccrual status when the collection of principal and interest is 30 days past due and charges off the loan and accrued interest when the collection of principal and interest is 120 days past due.

The allowance for federally insured and non-federally insured loans and the repurchase obligation related to loans sold are maintained at a level management believes is appropriate to provide for estimated probable credit losses inherent in the loan portfolios. This evaluation is inherently subjective because it requires estimates that may be susceptible to significant changes.

Revenue Recognition

Student loan income – The Company recognizes student loan income as earned, net of amortization of loan premiums and discounts and deferred origination costs. Loan income is recognized based upon the expected yield of the loan after giving effect to borrower utilization of incentives such as principal reductions for timely payments ("borrower benefits") and other yield adjustments. The estimate of the borrower benefits discount is dependent on the estimate of the number of borrowers who will eventually qualify for these benefits. For competitive and liquidity purposes, the Company frequently changed the borrower benefit programs in both amount and qualification factors. These programmatic changes must be reflected in the estimate of the borrower benefit discount. Loan premiums/discounts, deferred origination costs, and borrower benefits are included in the carrying value of the student loan on the consolidated balance sheet and are amortized over the estimated life of the loan. The most sensitive estimate related to the amortization/accretion of loan premiums/discounts, deferred origination costs, and borrower benefits is the estimate of the constant prepayment rate ("CPR"). CPR is a variable in the life of loan estimate that measures the rate at which loans in a portfolio pay before their stated maturity. The CPR is directly correlated to the average life of the portfolio. CPR equals the percentage of loans that prepay annually as a percentage of the beginning of period balance, net of scheduled principal payments. A number of factors can affect the CPR estimate, including the level of consolidation activity and default rates. Should any of these factors change, the estimates made by management would also change, which in turn would impact the amount of loan premium/discount and deferred origination cost amortization recognized by the Company in a particular period.

Loan and guaranty servicing revenue – Loan and guaranty servicing revenue consists of the following items:

- *Loan and guaranty servicing fees* – Loan servicing fees are determined according to individual agreements with customers and are calculated based on the dollar value of loans, number of loans, or number of borrowers serviced for each customer. Guaranty servicing fees, generally, are calculated based on the number of loans serviced, volume of loans serviced, or amounts collected. Revenue is recognized when earned pursuant to applicable agreements, and when ultimate collection is assured.

- *Software services revenue* – Software services revenue is determined from individual agreements with customers and includes license and maintenance fees associated with student loan software products. Computer and software consulting and remote hosting revenues are recognized over the period in which services are provided to customers.

Tuition payment processing and campus commerce revenue – Tuition payment processing and campus commerce revenue primarily includes actively managed tuition payment solutions and online payment processing. Fees for these services are recognized over the period in which services are provided to customers.

Enrollment services revenue – Enrollment services revenue primarily consists of the following items:

- *Interactive marketing* – Interactive marketing revenue is derived primarily from fees which are earned through the delivery of qualified inquiries or clicks. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Delivery is deemed to have occurred at the time a qualified inquiry or click is delivered to the customer provided that no significant obligations remain. From time to time, the Company may agree to credit certain inquiries or clicks if they fail to meet the contractual or other guidelines of a particular client. The Company has established a sales reserve based on historical experience. To date, such credits have been immaterial and within management's expectations.

  For a portion of its interactive marketing revenue, the Company has agreements with providers of online media or traffic ("Publishers") used in the generation of inquiries or clicks. The Company receives a fee from its customers and pays a fee to Publishers either on a cost per inquiry, cost per click, or cost per number of impressions basis. The Company is the primary obligor in the transaction. As a result, the fees paid by the Company's customers are recognized as revenue and the fees paid to its Publishers are included in "cost to provide enrollment services" in the Company's consolidated statements of income.

- *List marketing* - Revenue from the sale of lists is generally earned and recognized, net of estimated returns, upon delivery.

- *Publishing services* - Revenue from the sale of print products is generally earned and recognized, net of estimated returns, upon shipment or delivery.

- *Resource centers* – Resource centers services include online courses, scholarship search and selection data, career planning, and online information about colleges and universities. The majority of these services are sold based on subscriptions and/or are performance based. Revenues from sales of subscription and performance based services are recognized ratably over the term of the contract as earned. Subscription and performance based revenues received or receivable in advance of the delivery of services is included in deferred revenue.

Fees associated with the majority of the services described above are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectability is reasonably assured. The Company's service fees are determined based on written price quotations or service agreements having stipulated terms and conditions that do not require management to make any significant judgments or assumptions regarding any potential uncertainties.

The Company assesses collectability of revenues and its allowance for doubtful accounts based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. An allowance for doubtful accounts is established to record accounts receivable at estimated net realizable value. If the Company determines that collection of revenues is not reasonably assured at or prior to delivery of the Company's services, revenue is recognized upon the receipt of cash.

Goodwill and Intangible Assets – Impairment Assessments

The Company reviews goodwill for impairment annually (as of November 30) and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable. Goodwill is tested for impairment using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics.

In April 2011, the FASB issued ASU 2011-08, *Intangibles - Goodwill and Other: Testing for Goodwill Impairment ("ASU 2011-08").* This ASU amends FASB ASC Topic 350, *Intangibles - Goodwill and Other,* to simplify how an entity tests for goodwill impairment by allowing entities to first assess certain qualitative factors to determine whether the existence of certain events or circumstances would lead to a determination that it would be more likely than not that the fair value of a reporting unit is less than its carrying amount, instead of first performing a fair value analysis for each reporting unit. Entities that conclude, after assessing the totality of events and circumstances, that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount are not required to perform the two-step impairment test. This guidance became effective on September 15, 2011 for annual and interim impairment tests for fiscal years beginning after December 15, 2011, and early adoption is permitted. The Company adopted the new guidance for its 2011 annual goodwill impairment test. As of November 30, 2011, the Company assessed qualitative factors and concluded it was not more likely than not that the fair value of its reporting units were less than their carrying amount. As such, the Company was not required to perform the two-step impairment test.

The new accounting guidance includes examples of events and circumstances that an entity should consider in evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including macroeconomic conditions, industry and market considerations, overall financial performance, and entity specific events. The examples of events and circumstances are not intended to be all-inclusive, and an entity may identify other relevant events or circumstances to consider in determining whether to perform the first step of the two-step impairment test. None of the individual examples of events and circumstances are intended to represent standalone events or circumstances that necessarily would require an entity to perform the first step of the goodwill impairment test.

In reaching its conclusion about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company also considered the extent to which an adverse event or circumstance, if any, effected the reporting unit's fair value. The Company placed more weight on the events and circumstances that most affect a reporting unit's fair value or the carrying amount of its net assets. The Company also considered positive and mitigating events and circumstances. In addition, the Company compared recent fair value calculations of reporting units, when available, to the carrying amount of the reporting units in deciding whether the first step of the impairment test was necessary.

The Company makes judgments about the recoverability of purchased intangible assets annually and whenever triggering events or changes in circumstances indicate that an other than temporary impairment may exist. Each quarter the Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

The Company's evaluation of whether the fair value of a reporting unit is greater than its carrying amount and assumptions and estimates about future values and remaining useful lives of the Company's intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and internal forecasts. Although the Company believes the historical assumptions and estimates used are reasonable and appropriate, different assumptions and estimates could materially impact the reported financial results.

Income Taxes

The Company is subject to the income tax laws of the U.S and its states and municipalities in which the Company operates. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about the application of these inherently complex tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit. The Company reviews these balances quarterly and as new information becomes available, the balances are adjusted, as appropriate.

Derivative Accounting

The Company records derivative instruments at fair value on the balance sheet as either an asset or liability. The Company determines the fair value for its derivative contracts using either (i) pricing models that consider current market conditions and the contractual terms of the derivative contract or (ii) counterparty valuations. These factors include interest rates, time value, forward interest rate curve, and volatility factors, as well as foreign exchange rates. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Management has structured the majority of the Company's derivative transactions with the intent that each is economically effective. However, the Company's derivative instruments do not qualify for hedge accounting. Accordingly, changes in the fair value of derivative instruments are reported in current period earnings. Net settlements on derivatives are included in "derivative market value and foreign currency adjustments and derivative settlements, net" on the consolidated statements of income.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2011, the FASB issued ASU 2011-02, *A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring*. This ASU amends FASB ASC Topic 310, *Receivables*, to clarify when a loan restructuring constitutes a troubled debt restructuring. Under the new guidance, student loans for which concessions are granted may now be considered troubled debt restructurings that were previously not. This guidance became effective July 1, 2011, applied retrospectively to January 1, 2011. The Company has determined this new guidance has no impact on its student loan receivable portfolio.

In April 2011, the FASB issued ASU 2011-08. See "Critical Accounting Policies - Goodwill and Intangible Assets - Impairment Assessments" related to the Company's adoption of this standard.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income, "Presentation of Comprehensive Income."* The objective of this ASU is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The new guidance requires all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new guidance will be applied retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. This guidance will be effective for the Company in the first quarter 2012. As of the filing date of this report, the Company had not completed its evaluation of this new guidance.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(All dollars are in thousands, except share amounts, unless otherwise noted)

Interest Rate Risk

The Company's primary market risk exposure arises from fluctuations in its borrowing and lending rates, the spread between which could impact the Company due to shifts in market interest rates. Because the Company generates a significant portion of its earnings from its student loan spread, the interest sensitivity of the balance sheet is a key profitability driver.

The following table sets forth the Company's loan assets and debt instruments by rate characteristics:

	As of December 31, 2011		As of December 31, 2010	
	Dollars	Percent	Dollars	Percent
Fixed-rate loan assets	$ 10,899,733	44.7%	$ 8,525,279	35.7%
Variable-rate loan assets	13,459,892	55.3	15,343,777	64.3
Total	$ 24,359,625	100.0%	$ 23,869,056	100.0%
Fixed-rate debt instruments	$ 29,517	0.1%	$ 163,255	0.7%
Variable-rate debt instruments	24,565,652	99.9	24,509,217	99.3
Total	$ 24,595,169	100.0%	$ 24,672,472	100.0%

Loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment formula set by the Department and the borrower rate, which is fixed over a period of time. The SAP formula is based on an applicable indice plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. In accordance with legislation enacted in 2006, lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all new FFELP loans first originated on or after April 1, 2006. A summary of fixed rate floor income follows.

	Year ended December 31,		
	2011	2010	2009
Fixed rate floor income, gross	$ 164,700	151,861	147,107
Derivative settlements (a)	(20,246)	(19,618)	(2,009)
Fixed rate floor income, net	$ 144,454	132,243	145,098

(a) Includes settlement payments on derivatives used to hedge student loans earning fixed rate floor income.

The high levels of fixed rate floor income earned during 2011, 2010, and 2009 are due to historically low interest rates. In addition, the 2011 amount increased due to the purchase of the residual interest in $1.9 billion of consolidation loans in July 2011. If interest rates remain low, the Company anticipates continuing to earn significant fixed rate floor income in future periods.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their special allowance payment formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

The following graph depicts fixed rate floor income for a borrower with a fixed rate of 6.75% and a SAP rate of 2.64%:



10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
Yield
Fixed Borrower Rate
Lender Yield
Fixed Rate Floor Income
Floor Strike Rate = 4.11%
Floating Rate Debt
7.00%
6.00%
5.00%
4.00%
3.00%
Commercial Paper Rate

The following table shows the Company's student loan assets that are earning fixed rate floor income as of December 31, 2011:

Fixed interest rate range	Borrower/ lender weighted average yield	Estimated variable conversion rate (a)	Balance of assets earning fixed-rate floor income as of December 31, 2011
< 3.0%	2.88%	0.24%	$ 1,724,692
3.0 - 3.49%	3.20%	0.56%	2,004,077
3.5 - 3.99%	3.65%	1.01%	1,963,495
4.0 - 4.49%	4.20%	1.56%	1,500,233
4.5 - 4.99%	4.72%	2.08%	853,672
5.0 - 5.49%	5.24%	2.60%	570,032
5.5 - 5.99%	5.67%	3.03%	346,414
6.0 - 6.49%	6.18%	3.54%	404,603
6.5 - 6.99%	6.70%	4.06%	361,069
7.0 - 7.49%	7.17%	4.53%	142,132
7.5 - 7.99%	7.70%	5.06%	239,146
8.0 - 8.99%	8.17%	5.53%	537,512
> 9.0%	9.04%	6.40%	252,656
			$ 10,899,733

(a) The estimated variable conversion rate is the estimated short-term interest rate at which loans would convert to a variable rate. As of December 31, 2011, the short-term interest rate was 20 basis points.

The following table summarizes the outstanding derivative instruments as of December 31, 2011 used by the Company to hedge loans earning fixed rate floor income.

Maturity		Notional amount	Weighted average fixed rate paid by the Company (a)
2013	$	2,150,000	0.85%
2014		750,000	0.85
2015		100,000	2.26
2020		50,000	3.23
	$	3,050,000	0.87%

(a) For all interest rate derivatives, the Company receives discrete three-month LIBOR.

As of December 31, 2011, the Company had $2.8 billion of student loan assets that were eligible to earn variable-rate floor income.

The Company is exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of the Company's assets do not match the interest rate characteristics of the funding. The Company attempts to match the interest rate characteristics of certain pools of loan assets with debt instruments of substantially similar characteristics. Due to the variability in duration of the Company's assets and varying market conditions, the Company does not attempt to perfectly match the interest rate characteristics of the entire loan portfolio with the underlying debt instruments. The Company has adopted a policy of periodically reviewing the mismatch related to the interest rate characteristics of its assets and liabilities together with the Company's outlook as to current and future market conditions. Based on those factors, the Company uses derivative instruments as part of its overall risk management strategy. Derivative instruments used as part of the Company's interest rate risk management strategy currently include interest rate swaps, basis swaps, and cross-currency swaps.

The following table presents the Company's FFELP student loan assets and related funding arranged by underlying indices as of December 31, 2011:

Index	Frequency of variable resets		Assets	Debt outstanding that funded student loan assets (a)
3 month H15 financial commercial paper (b)	Daily	$	23,391,112	—
3 month Treasury bill	Varies		941,597	—
3 month LIBOR (c)	Quarterly		—	19,594,573
1 month LIBOR	Monthly		—	657,830
Auction-rate or remarketing (d)	Varies		—	970,575
Asset-backed commercial paper (e)	Varies		—	3,163,985
Other (f)			97,373	43,119
		$	24,430,082	24,430,082

(a) The Company has certain basis swaps outstanding in which the Company receives three-month LIBOR and pays one-month LIBOR plus or minus a spread as defined in the agreements (the "1:3 Basis Swaps"). The Company entered into these derivative instruments to better match the interest rate characteristics on its student loan assets and the debt funding such assets. The following table summarizes these derivatives as of December 31, 2011:

Maturity		Notional amounts
2021	$	250,000
2023		1,250,000
2024		250,000
2026		800,000
2028		100,000
2036		700,000
2039		150,000
2040		200,000
	$	3,700,000

(b) The Company's FFELP student loans earn interest based on the daily average 90-day H15 financial commercial paper index calculated on a fiscal quarter.

(c) The Company has Euro-denominated notes that reprice on the EURIBOR index. The Company has entered into derivative instruments (cross-currency interest rate swaps) that convert the EURIBOR index to three-month LIBOR. As a result, these notes are reflected in the three-month LIBOR category in the above table. See "Foreign Currency Exchange Risk."

(d) The interest rates on certain of the Company's asset-backed securities are set and periodically reset via a "dutch auction" ("Auction Rate Securities") or through a remarketing utilizing remarketing agents ("Variable Rate Demand Notes"). As of December 31, 2011, the Company is sponsor on $751.4 million of Auction Rate Securities and $219.2 million of Variable Rate Demand Notes.

For Auction Rate Securities, investors and potential investors submit orders through a broker-dealer as to the principal amount of notes they wish to buy, hold, or sell at various interest rates. The broker-dealers submit their clients' orders to the auction agent, who then determines the clearing interest rate for the upcoming period. Interest rates on these Auction Rate Securities are reset periodically, generally every 7 to 35 days, by the auction agent or agents. During the first quarter of 2008, as part of the credit market crisis, auction rate securities from various issuers failed to receive sufficient order interest from potential investors to clear successfully, resulting in failed auction status. Since February 8, 2008, the Company's Auction Rate Securities have failed in this manner. Under normal conditions, banks have historically purchased these securities when investor demand is weak. However, since February 2008, banks have been allowing auctions to fail. Currently, all of the Company's Auction Rate Securities are in a failed auction status and the Company believes they will remain in a failed status for an extended period of time and possibly permanently.

As a result of a failed auction, the Auction Rate Securities will generally pay interest to the holder at a maximum rate as defined by the indenture. While these rates will vary, they will generally be based on a spread to LIBOR or Treasury Securities, or the Net Loan Rate as defined in the financing documents. Due to the failed auctions related to these securities, the Company could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities.

For Variable Rate Demand Notes, the remarketing agents set the price, which is then offered to investors. If there are insufficient potential bid orders to purchase all of the notes offered for sale, the Company could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities.

(e) Asset-backed commercial paper consists of $824.4 million funded in the Company's FFELP warehouse facilities and $2.3 billion funded through the Department's Conduit Program. Funding for the Conduit Program is provided by the capital markets at a cost based on market rates.

(f) Assets include restricted cash and investments and other assets. Debt outstanding includes other debt obligations secured by student loan assets and related collateral.

On December 23, 2011, the President signed the Consolidated Appropriations Act of 2012 into law. This Act includes changes to the FFELP student lender payment index from the commercial paper rate to the one-month LIBOR rate for the Special Allowance Payment calculation on outstanding FFELP loans held by student loan lenders. As of December 31, 2011, the Company had $23.4 billion of loans in which it intends to make the election to change the SAP calculation to the one-month LIBOR rate. This change mitigates the Company's exposure to basis risk and will allow the Company to better match borrowing and lending rates. The Company currently expects the new formula to be developed and available for use in the second quarter of 2012.

Financial Statement Impact of Derivative Instruments

The Company recognizes changes in the fair value of derivative instruments currently in earnings unless specific hedge accounting criteria are met. Management has structured the majority of the Company's derivative transactions with the intent that each is economically effective. However, the Company's derivative instruments do not qualify for hedge accounting; consequently, the change in fair value of these derivative instruments is included in the Company's operating results. Changes or shifts in the forward yield curve and fluctuations in currency rates can significantly impact the valuation of the Company's derivatives. Accordingly, changes or shifts to the forward yield curve and fluctuations in currency rates will impact the financial position and results of operations of the Company.

The following table summarizes the effect of derivative instruments included in the consolidated statements of income. All gains and losses recognized in income related to the Company's derivative activity are included in "derivative market value and foreign currency and derivative settlements, net" on the consolidated statements of income.

	Year ended December 31,		
	2011	**2010**	**2009**
Settlements:			
Average/discrete basis swaps	$ —	140	11,483
1:3 basis swaps	1,446	1,194	21,231
T-Bill/LIBOR basis swaps	(253)	(47)	—
Interest rate swaps - floor income hedges	(20,246)	(19,618)	(2,020)
Interest rate swaps - hybrid debt hedges	(744)	(495)	—
Cross-currency interest rate swaps	11,877	5,109	8,631
Other	80	(547)	(39)
Total settlements - (expense) income	(7,840)	(14,264)	39,286
Change in fair value - (expense) income	(50,513)	(77,134)	6,852
Derivative impact included in the consolidated statements of income	$ (58,353)	(91,398)	46,138

Sensitivity Analysis

The following tables summarize the effect on the Company's earnings, based upon a sensitivity analysis performed by the Company assuming hypothetical increases in interest rates of 100 basis points and 300 basis points while funding spreads remain constant. In addition, as it relates to the effect on earnings, a sensitivity analysis was performed assuming the funding indice increases 10 basis points and 30 basis points while holding the asset indice constant, if the funding indice is different than the asset indice. The effect on earnings was performed on the Company's variable rate assets (including loans earning fixed rate floor income) and liabilities. The analysis includes the effects of the Company's interest rate and basis swaps in existence during these periods.

	Year ended December 31, 2011							
	Interest rates				Asset and funding indice mismatches			
	Change from increase of 100 basis points		Change from increase of 300 basis points		Increase of 10 basis points		Increase of 30 basis points	
	Dollar	Percent	Dollar	Percent	Dollar	Percent	Dollar	Percent
Effect on earnings:								
Decrease in pre-tax net income before impact of derivative settlements	$ (69,225)	(21.5)%	$ (124,602)	(38.7)%	$ (24,237)	(7.5)%	$ (72,712)	(22.6)%
Impact of derivative settlements	50,569	15.7	151,705	47.1	—	—	—	—
Increase (decrease) in net income before taxes	$ (18,656)	(5.8)%	$ 27,103	8.4 %	$ (24,237)	(7.5)%	$ (72,712)	(22.6)%
Increase (decrease) in basic and diluted earnings per share	$ (0.24)		$ 0.35		$ (0.31)		$ (0.94)	

	Year ended December 31, 2010							
	Interest rates				Asset and funding indice mismatches			
	Change from increase of 100 basis points		Change from increase of 300 basis points		Increase of 10 basis points		Increase of 30 basis points	
	Dollar	Percent	Dollar	Percent	Dollar	Percent	Dollar	Percent
Effect on earnings:								
Decrease in pre-tax net income before impact of derivative settlements	$ (66,443)	(22.0)%	$ (121,075)	(40.0)%	$ (25,327)	(8.4)%	$ (75,982)	(25.1)%
Impact of derivative settlements	71,715	23.7	215,145	71.1	—	—	—	—
Increase (decrease) in net income before taxes	$ 5,272	1.7 %	$ 94,070	31.1 %	$ (25,327)	(8.4)%	$ (75,982)	(25.1)%
Increase (decrease) in basic and diluted earnings per share	$ 0.07		$ 1.20		$ (0.32)		$ (0.97)	

	Year ended December 31, 2009							
	Interest rates				Asset and funding indice mismatches			
	Change from increase of 100 basis points		Change from increase of 300 basis points		Increase of 10 basis points		Increase of 30 basis points	
	Dollar	Percent	Dollar	Percent	Dollar	Percent	Dollar	Percent
Effect on earnings:								
Decrease in pre-tax net income before impact of derivative settlements	$ (85,275)	(39.5)%	$ (148,581)	(68.9)%	$ (25,289)	(11.7)%	$ (75,867)	(35.2)%
Impact of derivative settlements	4,189	1.9	12,567	5.8	—	—	—	—
Decrease in net income before taxes	$ (81,086)	(37.6)%	$ (136,014)	(63.1)%	$ (25,289)	(11.7)%	$ (75,867)	(35.2)%
Decrease in basic and diluted earnings per share	$ (1.06)		$ (1.77)		$ (0.33)		$ (0.99)	

Foreign Currency Exchange Risk

During 2006, the Company completed separate debt offerings of student loan asset-backed securities that included €420.5 million and €352.7 million Euro Notes with interest rates based on a spread to the EURIBOR index. As a result of these transactions, the Company is exposed to market risk related to fluctuations in foreign currency exchange rates between the U.S. dollar and Euro. The principal and accrued interest on these notes is re-measured at each reporting period and recorded on the Company's balance sheet in U.S. dollars based on the foreign currency exchange rate on that date. Changes in the principal and accrued interest amounts as a result of foreign currency exchange rate fluctuations are included in the "derivative market value and foreign currency adjustments and derivative settlements, net" in the Company's consolidated statements of income.

The Company entered into cross-currency interest rate swaps in connection with the issuance of the Euro Notes. Under the terms of these derivative instrument agreements, the Company receives from a counterparty a spread to the EURIBOR indice based on notional amounts of €420.5 million and €352.7 million and pays a spread to the LIBOR indice based on notional amounts of $500.0 million and $450.0 million, respectively. In addition, under the terms of these agreements, all principal payments on the Euro Notes will effectively be paid at the exchange rate in effect between the U.S. dollar and Euro as of the issuance of the notes.

The following table shows the income statement impact as a result of the re-measurement of the Euro Notes and the change in the fair value of the related derivative instruments. These items are included in "derivative market value and foreign currency adjustments and derivative settlements, net" on the accompanying consolidated statements of income.

	Year ended December 31,		
	2011	2010	2009
Re-measurement of Euro Notes	$ 32,706	80,721	(37,654)
Change in fair value of cross currency interest rate swaps	(14,287)	(74,899)	2,497
Total impact to statements of income - income (expense)	$ 18,419	5,822	(35,157)

The re-measurement of the Euro-denominated bonds generally correlates with the change in fair value of the cross-currency interest rate swaps. However, the Company will experience unrealized gains or losses related to the cross-currency interest rate swaps if the two underlying indices (and related forward curve) do not move in parallel. Management intends to hold the cross-currency interest rate swaps through the maturity of the Euro-denominated bonds.

Financial Statement Impact – Derivatives and Foreign Currency Transaction Adjustments

The following table summarizes all of the components of "derivative market value and foreign currency adjustments and derivative settlements, net" included in the consolidated statements of income.

	Year ended December 31,		
	2011	2010	2009
Change in fair value of derivatives	$ (50,513)	(77,134)	6,852
Foreign currency transaction adjustment (Euro Notes)	32,706	80,721	(37,654)
Derivative settlements, net	(7,840)	(14,264)	39,286
Derivative market value and foreign currency adjustments and derivative settlements, net - (expense) income	$ (25,647)	(10,677)	8,484

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the consolidated financial statements listed under the heading "(a) 1. Consolidated Financial Statements" of Item 15 of this report, which consolidated financial statements are incorporated into this report by reference in response to this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under supervision and with the participation of certain members of the Company's management, including the chief executive and chief financial officers, the Company completed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in SEC Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, the Company's principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance that information required to be disclosed in reports the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to the Company's management, including the chief executive and chief financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) for the Company. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 based on the criteria for effective internal control described in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2011, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report included herein, which expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2011.

Inherent Limitations on Effectiveness of Internal Controls

The Company's management, including the chief executive and chief financial officers, understands that the disclosure controls and procedures and internal controls over financial reporting are subject to certain limitations, including the exercise of judgment in designing, implementing, and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. The design of a control system must reflect the fact that there are resource constraints, and the benefits of a control system must be considered relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

As a result, there can be no assurance that the Company's disclosure controls and procedures or internal controls over financial reporting will prevent all errors or fraud or ensure that all material information will be made known to management in a timely fashion. By their nature, the Company's or any system of disclosure controls and procedures or internal controls over financial reporting, no matter how well designed and operated, can provide only reasonable assurance regarding management's control objectives.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Nelnet, Inc.:

We have audited Nelnet, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nelnet, Inc.'s (the Company) management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nelnet, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nelnet, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Lincoln, Nebraska
February 28, 2012

ITEM 9B. OTHER INFORMATION

During the fourth quarter of 2011, no information was required to be disclosed in a report on Form 8-K, but not reported.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information as to the directors, executive officers, corporate governance, and Section 16(a) beneficial ownership reporting compliance of the Company set forth under the captions "PROPOSAL 1 - ELECTION OF DIRECTORS - Nominees," "EXECUTIVE OFFICERS," "CORPORATE GOVERNANCE," and "SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS - Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement to be filed on Schedule 14A with the SEC, no later than 120 days after the end of the Company's fiscal year, relating to the Company's Annual Meeting of Shareholders scheduled to be held on May 24, 2012 (the "Proxy Statement") is incorporated into this report by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the captions "CORPORATE GOVERNANCE" and "EXECUTIVE COMPENSATION" in the Proxy Statement is incorporated into this report by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption "SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS - Stock Ownership" in the Proxy Statement is incorporated into this report by reference. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.

The following table summarizes information about compensation plans under which equity securities are authorized for issuance.

Equity Compensation Plan Information

	As of December 31, 2011		
Plan category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	—	—	3,406,619 (1)
Equity compensation plans not approved by shareholders	—	—	—
Total	—	—	3,406,619

(1) Includes 2,619,721, 170,914, and 615,984 shares of Class A Common Stock remaining available for future issuance under the Nelnet, Inc. Restricted Stock Plan, Nelnet, Inc. Directors Stock Compensation Plan, and Nelnet, Inc. Employee Share Purchase Plan, respectively.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information set forth under the captions "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," "CORPORATE GOVERNANCE - Board Composition and Director Independence," and "CORPORATE GOVERNANCE - Board Committees" in the Proxy Statement is incorporated into this report by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information set forth under the caption "PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - Independent Accountant Fees and Services" in the Proxy Statement is incorporated into this report by reference.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Consolidated Financial Statements

The following consolidated financial statements of Nelnet, Inc. and its subsidiaries and the Report of Independent Registered Public Accounting Firm thereon are included in Item 8 above:

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2011 and 2010	F-3
Consolidated Statements of Income for the years ended December 31, 2011, 2010, and 2009	F-4
Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2011, 2010, and 2009	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010, and 2009	F-6
Notes to Consolidated Financial Statements	F-7

2. Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits

The exhibits listed in the accompanying index to exhibits are filed, furnished, or incorporated by reference as part of this report.

4. Appendix

Appendix A - Description of the Federal Family Education Loan Program

(b) Exhibits

Exhibit Index

Exhibit No.	Description
3.1	Second Amended and Restated Articles of Incorporation of Nelnet, Inc., and Articles of Amendment thereto, filed as Exhibit 3.1 to the registrant's Quarterly Report for the period ended September 30, 2006, filed on Form 10-Q and incorporated by reference herein.
3.2	Articles of Amendment to Second Amended and Restated Articles of Incorporation of Nelnet, Inc. Incorporated by reference to Exhibit 3.1 to the registrant's quarterly report for the period ended June 30, 2007, filed on Form 10-Q.
3.3	Fifth Amended and Restated Bylaws of Nelnet, Inc., as amended as of February 3, 2010, filed as Exhibit 3.1 to the registrant's current report of Form 8-K filed on February 9, 2010 and incorporated herein by reference.
3.4	Sixth Amended and Restated Bylaws of Nelnet, Inc., as amended as of March 18, 2011. Incorporated by reference to Exhibit 3.1 to the registrant's current report on Form 8-K filed on March 24, 2011.
4.1	Form of Class A Common Stock Certificate of Nelnet, Inc. Incorporated by reference to Exhibit 4.1 to the registrant's Form S-1 Registration Statement.

Exhibit Index

4.2	Certain instruments, including indentures of trust, defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries, none of which instruments authorizes a total amount of indebtedness thereunder in excess of 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis, are omitted from this Exhibit Index pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. Many of such instruments have been previously filed with the Securities and Exchange Commission, and the registrant hereby agrees to furnish a copy of any such instrument to the Commission upon request.
4.3	Registration Rights Agreement, dated as of December 16, 2003, by and among Nelnet, Inc. and the shareholders of Nelnet, Inc. signatory thereto. Incorporated by reference to Exhibit 4.11 to the registrant's Form S-1 Registration Statement.
10.1	Amended and Restated Participation Agreement, dated as of June 1, 2001, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.30 to the registrant's Form S-1 Registration Statement.
10.2	First Amendment of Amended and Restated Participation Agreement, entered into as of December 10, 2010, by and between Union Bank and Trust Company and NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.31 to the registrant's Form S-1 Registration Statement.
10.3	Second Amendment of Amended and Restated Participation Agreement, dated as of December 1, 2002, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.32 to the registrant's Form S-1 Registration Statement.
10.4	Third Amendment to Amended and Restated Participation Agreement between National Education Loan Network, Inc. and Union Bank and Trust Company, dated as of February 5, 2004. Incorporated by reference to Exhibit 10.61 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.
10.5	Fourth Amendment of Amended and Restated Participation Agreement, dated as of August 1, 2005, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.6	Fifth Amendment of Amended and Restated Participation Agreement, dated as of November 1, 2005, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.7	Sixth Amendment of Amended and Restated Participation Agreement, dated as of December 12, 2005, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.8	Seventh Amendment of Amended and Restated Participation Agreement, dated as of July 1, 2008, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended June 30, 2008, filed on Form 10-Q.
10.9	Eighth Amendment of Amended and Restated Participation Agreement, dated as of December 24, 2008, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.69 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.
10.10	Ninth Amendment of Amended and Restated Participation Agreement, dated as of January 23, 2009, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended March 31, 2010, filed on Form 10-Q.
10.11	Tenth Amendment of Amended and Restated Participation Agreement, dated as of October 19, 2009, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended March 31, 2010, filed on Form 10-Q.
10.12	Eleventh Amendment of Amended and Restated Participation Agreement, dated as of December 14, 2009, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended March 31, 2010, filed on Form 10-Q.
10.13	Twelfth Amendment of Amended and Restated Participation Agreement, dated as of January 1, 2010, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.4 to the registrant's quarterly report for the period ended March 31, 2010, filed on Form 10-Q.

Exhibit Index

10.14	Thirteenth Amendment of Amended and Restated Participation Agreement, dated as of September 1, 2010, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended September 30, 2010, filed on Form 10-Q.
10.15	Fourteenth Amendment of Amended and Restated Participation Agreement, entered into as of December 10, 2010, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.15 to the registrant's annual report for the year ended December 31, 2010, filed on Form 10-K.
10.16	Fifteenth Amendment of Amended and Restated Participation Agreement, dated as of February 25, 2011, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.16 to the registrant's annual report for the year ended December 31, 2010, filed on Form 10-K.
10.17	Cancellation of the Fifteenth Amendment of Amended and Restated Participation Agreement, dated as of March 16, 2011, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended March 31, 2011, filed on Form 10-Q.
10.18	First Amendment of Guaranteed Purchase Agreement, dated as of March 22, 2011, by and between Nelnet, Inc. and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended March 31, 2011, filed on Form 10-Q.
10.19	Guaranteed Purchase Agreement, dated as of March 19, 2001, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.36 to the registrant's Form S-1 Registration Statement.
10.20	First Amendment of Guaranteed Purchase Agreement, dated as of February 1, 2002, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.37 to the registrant's Form S-1 Registration Statement.
10.21	Second Amendment of Guaranteed Purchase Agreement, dated as of December 1, 2002, by and between Nelnet, Inc. (f/k/a/ NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.38 to the registrant's Form S-1 Registration Statement.
10.22	Agreement For Use of Revolving Purchase Facility, dated as of January 1, 1999, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.78 to the registrant's Form S-1 Registration Statement.
10.23	Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Student Loan Purchase Agreements, dated effective October 21, 2003, by and among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.94 to the registrant's Form S-1 Registration Statement.
10.24	February 2004 Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements and Standby Student Loan Purchase Agreements, dated as of February 20, 2004, among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.62 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.
10.25	Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Student Loan Purchase Agreements, dated effective November 20, 2003, by and among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.63 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.
10.26	Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Student Loan Purchase Agreements, dated effective December 19, 2003, by and among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.64 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.
10.27	April 2004 Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Purchase Agreements, dated effective April 15, 2004, among Bank of America, N.A., Nelnet Education Loan Funding, Inc., National Education Loan Network, Inc, Nelnet, Inc., and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.67 to the registrant's quarterly report for the period ended March 31, 2004, filed on Form 10-Q.

Exhibit Index

10.28	Stock Purchase Agreement, dated as of April 5, 2004, between National Education Loan Network, Inc. and infiNET Integrated Solutions, Inc. Incorporated by reference to Exhibit 10.72 to the registrant's quarterly report for the period ended March 31, 2004, filed on Form 10-Q.
10.29	Amendment of Agreements dated as of February 4, 2005, by and between National Education Loan Network, Inc. and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on February 10, 2005.
10.30	Amended and Restated Aircraft Management Agreement, dated as of September 30, 2008, by and between National Education Loan Network, Inc., Duncan Aviation, Inc., and Union Financial Services, Inc. Incorporated by reference to Exhibit 10.32 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.
10.31	Amended and Restated Aircraft Joint Ownership Agreement, dated as of September 30, 2009, by and between National Education Loan Network, Inc. and Union Financial Services, Inc. Incorporated by reference to Exhibit 10.33 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.
10.32	Amendment of Agreements dated as of February 4, 2005, by and between Union Bank and Trust Company and National Education Loan Network, Inc., filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on February 10, 2005 and incorporated herein by reference.
10.33+	Nelnet, Inc. Employee Share Purchase Plan, as amended. Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended September 30, 2005, filed on Form 10-Q.
10.34+	Amended Nelnet, Inc. Employee Share Purchase Plan dated November 10, 2010. Incorporated by reference to Exhibit 10.32 to the registrant's annual report for the year ended December 31, 2010, filed on Form 10-K.
10.35+	Nelnet, Inc. Employee Share Purchase Plan, as amended through March 17, 2011. Incorporated by reference to Exhibit 10.4 to the registrant's quarterly report for the period ended March 31, 2011, filed on Form 10-Q.
10.36	Office Building Lease dated June 21, 1996 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.3 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.37	Amendment to Office Building Lease dated June 11, 1997 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.4 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.38	Lease Amendment Number Two dated February 8, 2001 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.5 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.39	Lease Amendment Number Three dated May 23, 2005 between Miller & Paine, LLC and Union Bank and Trust Company, filed as Exhibit 10.6 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.40	Lease Agreement dated May 20, 2005 between Miller & Paine, LLC and Union Bank and Trust Company, filed as Exhibit 10.7 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.41	Office Sublease dated April 30, 2001 between Union Bank and Trust Company and Nelnet, Inc., filed as Exhibit 10.8 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.42	Amended and Restated Credit Agreement for $750 million line of credit dated as of May 8, 2007 among Nelnet, Inc., JPMorgan Chase Bank, N.A., individually and as Administrative Agent, Citibank, N.A., individually and as Syndication Agent, and various lender parties thereto, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 10, 2007 and incorporated herein by reference.
10.43+	Nelnet, Inc. Restricted Stock Plan, as amended through May 20, 2009, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 27, 2009 and incorporated herein by reference.
10.44	Real Estate Purchase Agreement dated as of October 31, 2007 between Union Bank and Trust Company and First National Life of the USA, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on November 2, 2007 and incorporated herein by reference.
10.45+	Nelnet, Inc. Directors Stock Compensation Plan, as amended through April 18, 2008, filed as Exhibit 99.1 to Nelnet, Inc.'s Registration Statement on Form S-8 filed on June 27, 2008 and incorporated herein by reference.

Exhibit Index

10.46 Master Participation Agreement, dated as of July 25, 2008, by and between the United States Department of Education and Nelnet, Inc. Incorporated by reference to Exhibit 10.4 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.

10.47 Master Loan Sale Agreement, dated as of July 25, 2008, by and between the United States Department of Education and Nelnet, Inc. Incorporated by reference to Exhibit 10.5 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.

10.48 Loan Purchase Agreement, dated as of November 25, 2008, by and between Nelnet Education Loan Funding, Inc., f/k/a NEBHELP, INC., a Nebraska corporation, acting, where applicable, by and through Wells Fargo Bank, National Association, not individually but as Eligible Lender Trustee for the Seller under the Warehouse Agreement or Eligible Lender Trust Agreement, and Union Bank and Trust Company, a Nebraska state bank and trust company, acting in its individual capacity and as trustee. Incorporated by reference to Exhibit 10.71 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.

10.49 Loan Servicing Agreement, dated as of November 25, 2008, by and between Nelnet, Inc. and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.72 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.

10.50 Assurance Commitment Agreement, dated as of November 25, 2008, by and among Jay L. Dunlap, individually, Angie Muhleisen, individually, and Michael S. Dunlap, individually, Nelnet, Inc., Union Bank and Trust Company, and Farmers & Merchants Investment Inc. Incorporated by reference to Exhibit 10.73 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.

10.51 Funding Note Purchase Agreement, dated as of May 13, 2009, among Straight-A Funding, LLC, a Delaware limited liability company, as Conduit Lender, Nelnet Super Conduit Funding, LLC, a Delaware limited liability company, as Funding Note Issuer, First National Bank, a national banking association, as Eligible Lender Trustee, The Bank of New York Mellon, a New York banking corporation, as Conduit Administrator for the Conduit Lender, as Securities Intermediary and as Conduit Lender Eligible Lender Trustee, National Education Loan Network, Inc., a Nevada corporation, as the SPV Administrator for the Funding Note Issuer, Nelnet, Inc., a Nebraska corporation, as Sponsor, BMO Capital Markets Corp., a Delaware company, as Manager for the Conduit Lender, and National Education Loan Network, Inc., a Nevada corporation, as Master Servicer. Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended June 30, 2009, filed on Form 10-Q.

10.52 Eligible Lender Trust Agreement, dated as of May 13, 2009 between Nelnet Super Conduit Funding, LLC, a Delaware limited liability company, and Zions First National Bank, a national banking association, not in its individual capacity but solely as eligible lender trustee on behalf and for the benefit of the Funding Note Issuer. Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended June 30, 2009, filed on Form 10-Q.

10.53 Student Loan Purchase Agreement, dated as of May 13, 2009, among National Education Loan Network, Inc., a Nevada corporation, Union Bank and Trust Company, a Nebraska banking corporation, not in its individual capacity but solely as eligible lender trustee for the benefit of the Seller and its assigns, Nelnet Super Conduit Funding, LLC, a Delaware limited liability company, and Zions First National Bank, a national banking association, not in its individual capacity but solely as eligible lender trustee for the benefit of the Purchaser and its assigns. Incorporated by reference to Exhibit 10.4 to the registrant's quarterly report for the period ended June 30, 2009, filed on Form 10-Q.

10.54 Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC. Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended June 30, 2010, filed on Form 10-Q.

10.55 Settlement Agreement, made and entered into by and between the United States of America, acting through to Commercial Litigation Branch of the United States Department of Justice and on behalf of the United States Department of Education, Nelnet, Inc., Nelnet Education Loan Funding, Inc., and Jon H. Oberg, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on October 29, 2010 and incorporated herein by reference.

10.56 Guaranteed Purchase Agreement, dated as of September 1, 2010, by and between Nelnet, Inc. and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended September 30, 2010, filed on Form 10-Q.

10.57 Management Agreement, dated effective as of May 1, 2011, by Whitetail Rock Capital Management, LLC and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended March 31, 2011 filed on Form 10-Q.

10.58* Management Agreement, dated effective as of January 20, 2012, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC.

Exhibit Index

10.59*	Commercial lease agreement, dated effective as of October 31, 2011, by and between Union Bank and Trust Company and Nelnet, Inc.
10.60	Credit Agreement, dated as of February 17, 2012, among Nelnet, Inc., U.S. Bank National Association, as Administrative Agent, Lead Arranger and Book Runner, Wells Fargo Bank, National Association, as Syndication Agent, and Citibank, N.A. and Royal Bank of Canada, as Co-Documentation Agents, and various lender parties thereto, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on February 24, 2012 and incorporated herein by reference.
10.61	Guaranty, dated as of February 17, 2012, by and among each of the subsidiaries of Nelnet, Inc. signatories thereto, in favor of U.S. Bank National Association, as Administrative Agent, filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on February 24, 2012 and incorporated herein by reference.
21.1*	Subsidiaries of Nelnet, Inc.
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer Michael S. Dunlap.
31.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Financial Officer Terry J. Heimes.
32**	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith

** Furnished herewith

\+ Indicates a management contract or compensatory plan or arrangement contemplated by Item 15(a)(3) on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2012

NELNET, INC

By: /s/ MICHAEL S. DUNLAP

Name: Michael S. Dunlap

Title: Chairman and Chief Executive Officer
(Principle Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ MICHAEL S. DUNLAP Michael S. Dunlap	Chairman and Chief Executive Officer (Principle Executive Officer)	February 28, 2012
/s/ TERRY J. HEIMES Terry J. Heimes	Chief Financial Officer (Principle Financial Officer and Principal Accounting Officer)	February 28, 2012
/s/ STEPHEN F. BUTTERFIELD Stephen F. Butterfield	Vice Chairman	February 28, 2012
/s/ JAMES P. ABEL James P. Abel	Director	February 28, 2012
/s/ KATHLEEN A. FARRELL Kathleen A. Farrell	Director	February 28, 2012
/s/ THOMAS E. HENNING Thomas E. Henning	Director	February 28, 2012
/s/ BRIAN J O'CONNOR Brian J. O'Connor	Director	February 28, 2012
/s/ KIMBERLY K. RATH Kimberly K. Rath	Director	February 28, 2012
/s/ MICHAEL D. REARDON Michael D. Reardon	Director	February 28, 2012

NELENET, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2011 and 2010	F-3
Consolidated Statements of Income for the years ended December 31, 2011, 2010, and 2009	F-4
Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2011, 2010, and 2009	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010, and 2009	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Nelnet, Inc.:

We have audited the accompanying consolidated balance sheets of Nelnet, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nelnet, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nelnet, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Lincoln, Nebraska
February 28, 2012

NELNET, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2011 and 2010

	2011	2010
	(Dollars in thousands, except share data)	
Assets:		
Student loans receivable (net of allowance for loan losses of $48,482 and $43,626, respectively)	$ 24,297,876	23,948,014
Student loans receivable - held for sale	—	84,987
Cash and cash equivalents:		
Cash and cash equivalents - not held at a related party	7,299	6,952
Cash and cash equivalents - held at a related party	35,271	276,849
Total cash and cash equivalents	42,570	283,801
Investments	50,780	43,236
Restricted cash and investments	614,322	668,757
Restricted cash - due to customers	109,809	88,528
Accrued interest receivable	308,401	318,152
Accounts receivable (net of allowance for doubtful accounts of $1,284 and $1,221, respectively)	63,654	52,614
Goodwill	117,118	117,118
Intangible assets, net	28,374	38,712
Property and equipment, net	34,819	30,573
Other assets	92,275	101,054
Fair value of derivative instruments	92,219	118,346
Total assets	$ 25,852,217	25,893,892
Liabilities:		
Bonds and notes payable	$ 24,434,540	24,672,472
Accrued interest payable	19,634	19,153
Other liabilities	178,189	191,017
Due to customers	109,809	88,528
Fair value of derivative instruments	43,840	16,089
Total liabilities	24,786,012	24,987,259
Shareholders' equity:		
Preferred stock, $0.01 par value. Authorized 50,000,000 shares; no shares issued or outstanding	—	—
Common stock:		
Class A, $0.01 par value. Authorized 600,000,000 shares; issued and outstanding 35,643,102 shares and 36,846,353 shares, respectively	356	368
Class B, convertible, $0.01 par value. Authorized 60,000,000 shares; issued and outstanding 11,495,377 shares	115	115
Additional paid-in capital	49,245	76,263
Retained earnings	1,017,629	831,057
Employee notes receivable	(1,140)	(1,170)
Total shareholders' equity	1,066,205	906,633
Commitments and contingencies		
Total liabilities and shareholders' equity	$ 25,852,217	25,893,892

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2011, 2010, and 2009

	2011	2010	2009
	(Dollars in thousands, except share data)		
Interest income:			
Loan interest	$ 589,686	598,675	609,920
Investment interest	3,168	5,256	10,287
Total interest income	592,854	603,931	620,207
Interest expense:			
Interest on bonds and notes payable	228,289	232,860	384,862
Net interest income	364,565	371,071	235,345
Less provision for loan losses	21,250	22,700	29,000
Net interest income after provision for loan losses	343,315	348,371	206,345
Other income (expense):			
Loan and guaranty servicing revenue	175,657	158,584	129,911
Tuition payment processing and campus commerce revenue	67,797	59,824	53,894
Enrollment services revenue	130,470	139,897	119,397
Other income	29,513	31,310	26,469
Gain on sale of loans and debt repurchases, net	8,340	78,631	76,831
Derivative market value and foreign currency adjustments and derivative settlements, net	(25,647)	(10,677)	8,484
Total other income	386,130	457,569	414,986
Operating expenses:			
Salaries and benefits	177,951	166,011	151,285
Cost to provide enrollment services	86,548	91,647	74,926
Depreciation and amortization	29,744	38,444	38,496
Impairment expense	—	26,599	32,728
Restructure expense	—	6,020	7,982
Litigation settlement	—	55,000	—
Other	113,415	119,765	100,216
Total operating expenses	407,658	503,486	405,633
Income before income taxes	321,787	302,454	215,698
Income tax expense	117,452	113,420	76,573
Net income	$ 204,335	189,034	139,125
Earnings per common share:			
Net earnings - basic	$ 4.24	3.82	2.79
Net earnings - diluted	$ 4.23	3.81	2.78
Weighted average common shares outstanding:			
Basic	47,860,824	49,127,934	49,484,816
Diluted	48,047,669	49,326,686	49,685,143

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARITES
Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years ended December 31, 2011, 2010, and 2009

	Preferred stock shares	Common stock shares		Preferred stock	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Employee notes receivable	Total shareholders' equity
		Class A	Class B							
				(Dollars in thousands, except share data)						
Balance as of December 31, 2008	—	37,794,067	11,495,377	$ —	378	115	103,762	540,521	(1,550)	643,226
Comprehensive income:										
Net income	—	—	—	—	—	—	—	139,125	—	139,125
Cash dividend on Class A and Class B common stock - $0.07 per share	—	—	—	—	—	—	—	(3,492)	—	(3,492)
Issuance of common stock, net of forfeitures	—	641,153	—	—	7	—	4,365	—	—	4,372
Compensation expense for stock based awards	—	—	—	—	—	—	1,661	—	—	1,661
Repurchase of common stock	—	(38,429)	—	—	(1)	—	(429)	—	—	(430)
Reduction of employee stock notes receivable	—	—	—	—	—	—	—	—	101	101
Balance as of December 31, 2009	—	38,396,791	11,495,377	—	384	115	109,359	676,154	(1,449)	784,563
Comprehensive income:										
Net income	—	—	—	—	—	—	—	189,034	—	189,034
Cash dividend on Class A and Class B common stock - $0.70 per share	—	—	—	—	—	—	—	(34,131)	—	(34,131)
Issuance of common stock, net of forfeitures	—	315,894	—	—	3	—	5,222	—	—	5,225
Compensation expense for stock based awards	—	—	—	—	—	—	1,468	—	—	1,468
Repurchase of common stock	—	(1,866,332)	—	—	(19)	—	(39,786)	—	—	(39,805)
Reduction of employee stock notes receivable	—	—	—	—	—	—	—	—	279	279
Balance as of December 31, 2010	—	36,846,353	11,495,377	—	368	115	76,263	831,057	(1,170)	906,633
Comprehensive income:										
Net income	—	—	—	—	—	—	—	204,335	—	204,335
Cash dividend on Class A and Class B common stock - $0.37 per share	—	—	—	—	—	—	—	(17,763)	—	(17,763)
Contingency payment related to business combination	—	—	—	—	—	—	(5,893)	—	—	(5,893)
Issuance of common stock, net of forfeitures	—	233,172	—	—	2	—	4,694	—	—	4,696
Compensation expense for stock based awards	—	—	—	—	—	—	1,301	—	—	1,301
Repurchase of common stock	—	(1,436,423)	—	—	(14)	—	(27,120)	—	—	(27,134)
Reduction of employee stock notes receivable	—	—	—	—	—	—	—	—	30	30
Balance as of December 31, 2011	—	35,643,102	11,495,377	$ —	356	115	49,245	1,017,629	(1,140)	1,066,205

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2011, 2010, and 2009

	2011	2010	2009
	(Dollars in thousands)		
Net income	$ 204,335	189,034	139,125
Adjustments to reconcile net income to net cash provided by operating activities, net of business and asset acquisitions:			
Depreciation and amortization, including loan and debt premiums/discounts and deferred origination costs	72,557	91,244	116,038
Provision for loan losses	21,250	22,700	29,000
Impairment expense	—	26,599	32,728
Derivative market value adjustment	50,513	77,134	(6,852)
Foreign currency transaction adjustment	(32,706)	(80,721)	37,654
Proceeds to terminate and/or amend derivative instruments	13,607	15,369	3,870
Payments to terminate and/or amend derivative instruments	(10,242)	(3,349)	(15,069)
Gain on sale of loans	(1,378)	(33,748)	(35,148)
Gain from debt repurchases	(6,962)	(44,883)	(41,683)
Originations and purchases of student loans - held for sale	—	(42,074)	(13,345)
Change in investments - trading securities, net	(7,544)	(43,236)	3,876
Deferred income tax (benefit) expense	(7,726)	4,273	(19,057)
Non-cash compensation expense	2,029	2,280	2,644
Other non-cash items	553	409	1,976
Decrease (increase) in accrued interest receivable	29,220	11,161	142,565
Decrease (increase) in accounts receivable	(11,040)	(10,571)	45
Decrease (increase) in other assets	1,421	2,456	5,407
(Decrease) increase in accrued interest payable	(538)	(678)	(61,745)
(Decrease) increase in other liabilities	(6,487)	11,469	2,677
Net cash provided by operating activities	310,862	194,868	324,706
Cash flows from investing activities, net of business and asset acquisitions:			
Originations and purchases of student loans, including loan premiums and deferred origination costs, net of discounts	(976,837)	(3,137,210)	(2,776,557)
Purchases of student loans from a related party	(112)	(989,168)	(47,621)
Net proceeds from student loan repayments, claims, capitalized interest, participations, and other	2,235,719	1,821,589	1,873,666
Proceeds from sale of student loans	121,344	2,202,427	2,317,093
Proceeds from sale of student loans to a related party	—	—	76,448
Purchases of property and equipment, net	(14,167)	(12,770)	(1,204)
Decrease (increase) in restricted cash and investments, net	87,905	(43,265)	371,780
Business and asset acquisitions, net of cash acquired, including contingency payments	(14,029)	(3,000)	—
Distribution from equity method investment	—	100	—
Net cash provided by (used in) investing activities	1,439,823	(161,297)	1,813,605
Cash flows from financing activities:			
Payments on bonds and notes payable	(2,938,613)	(5,564,844)	(6,644,250)
Proceeds from issuance of bonds and notes payable	1,100,384	5,452,290	4,688,404
Payments on bonds payable due to a related party	(107,050)	(111,675)	(21,520)
Proceeds from issuance of bonds payable due to a related party	—	218,725	—
Payments of debt issuance costs	(2,282)	(9,318)	(9,239)
Dividends paid	(17,763)	(34,131)	(3,492)
Repurchases of common stock	(27,134)	(39,805)	(430)
Proceeds from issuance of common stock	512	528	449
Payments received on employee stock notes receivable	30	279	101
Net cash used in financing activities	(1,991,916)	(87,951)	(1,989,977)
Net (decrease) increase in cash and cash equivalents	(241,231)	(54,380)	148,334
Cash and cash equivalents, beginning of year	283,801	338,181	189,847
Cash and cash equivalents, end of year	$ 42,570	283,801	338,181
Supplemental disclosures of cash flow information:			
Interest paid	$ 206,117	224,837	434,834
Income taxes paid, net of refunds	$ 133,180	105,955	101,491

Supplemental disclosures of non-cash operating, investing, and financing activities regarding the Company's acquisition of student loans are contained in note 3.

See accompanying notes to consolidated financial statements.

1. Description of Business

Nelnet, Inc. and its subsidiaries ("Nelnet" or the "Company") is an education services company focused primarily on providing fee-based processing services and quality education-related products and services in four core areas: loan financing, loan servicing, payment processing, and enrollment services (education planning). These products and services help students and families plan, prepare, and pay for their education and make the administrative and financial processes more efficient for schools and financial organizations. In addition, the Company earns net interest income on a portfolio of federally insured student loans. Substantially all revenue from external customers is earned, and all long lived assets are located, in the United States.

The Company was formed as a Nebraska corporation in 1977 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the Federal Family Education Loan Program ("FFELP" or "FFEL Program") of the U.S. Department of Education (the "Department"). To reduce its reliance on interest income on student loans, the Company has significantly diversified and increased its fee-based education-related services.

The Company operates as four distinct operating segments. The Company's operating segments include:

- Student Loan and Guaranty Servicing
- Tuition Payment Processing and Campus Commerce
- Enrollment Services
- Asset Generation and Management

A description of each operating segment is included below. In addition, see note 14, "Segment Reporting," for additional information on the Company's segment reporting.

Fee-Based Operating Segments

<u>Student Loan and Guaranty Servicing</u>

The following are the primary service offerings the Company offers as part of its Student Loan and Guaranty Servicing operating segment:

- Servicing FFELP loans
- Originating and servicing non-federally insured student loans
- Servicing federally-owned student loans for the Department of Education
- Servicing and outsourcing services for guaranty agencies
- Providing student loan servicing software and other information technology products and services

The Student Loan and Guaranty Servicing operating segment provides for the servicing of the Company's student loan portfolio and the portfolios of third parties. The loan servicing activities include loan origination activities, loan conversion activities, application processing, borrower updates, payment processing, due diligence procedures, funds management reconciliations, and claim processing. These activities are performed internally for the Company's portfolio in addition to generating external fee revenue when performed for third-party clients.

In June 2009, the Department of Education named the Company as one of four private sector companies awarded a servicing contract to service federally-owned student loans. In September 2009, the Company began servicing loans under this contract. The contract spans five years, with one five-year renewal at the option of the Department.

This operating segment also provides servicing activities for guarantee agencies. These activities include providing software and data center services, borrower and loan updates, default aversion tracking services, claim processing services, and post-default collection services.

This operating segment also provides student loan servicing software, which is used internally by the Company and licensed to third-party student loan holders and servicers. This software system has been adapted so that it can be offered as a hosted servicing software solution that can be used by third parties to service various types of student loans including federally-owned student loans and FFEL Program loans. In addition, this operating segment provides information technology products and services, with core areas of business in educational loan software solutions, technical consulting services, and enterprise content management solutions.

Tuition Payment Processing and Campus Commerce

The Company's Tuition Payment Processing and Campus Commerce operating segment provides products and services to help students and families manage the payment of education costs at all levels (K-12 and higher education). It also provides innovative education-focused technologies, services, and support solutions to help schools with the everyday challenges of collecting and processing commerce data.

In the K-12 market, the Company offers actively managed tuition payment plans as well as assistance with financial needs assessment and donor management. The Company offers two principal products to the higher education market: actively managed tuition payment plans and campus commerce technologies and payment processing.

Enrollment Services

The Enrollment Services operating segment offers products and services that are focused on helping colleges recruit and retain students (interactive and list marketing services) and helping students plan and prepare for life after high school and/or military service (publishing services and resource centers). Interactive marketing products and services include agency of record services, qualified inquiry generation, pay per click services, inquiry management software, and other marketing management, along with call center solutions. The inquiry management software allows schools to manage their inquiry flow and perform analytics on the inquiries received by the school. The majority of interactive marketing revenue is derived from fees that are earned through the delivery of qualified inquiries or clicks to colleges and universities. List marketing services include providing lists to help higher education institutions and businesses reach the middle school, high school, college bound high school, college, and young adult market places. Publishing services include test preparation study guides, school directories and databases, and career exploration guides. Resource centers include online courses, scholarship search and selection data, career planning, and on-line information about colleges and universities.

Asset Generation and Management Operating Segment

The Company's Asset Generation and Management operating segment includes the acquisition, management, and ownership of the Company's student loan assets, which was historically the Company's largest product and service offering. Student loan assets included in this segment are loans originated under the FFEL Program, including the Stafford Loan Program, the PLUS Loan program, the Supplemental Loans for Students ("SLS") program, and loans that consolidate certain borrower obligations ("Consolidation"). The Company generates a substantial portion of its earnings from the spread, referred to as the Company's student loan spread, between the yield it receives on its student loan portfolio and the costs to finance the portfolio. The student loan assets are held in a series of education lending subsidiaries designed specifically for this purpose. In addition to the student loan spread earned on its portfolio, all costs and activity associated with managing the portfolio, such as servicing of the assets and debt maintenance are included in this segment.

On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act of 2010"). Effective July 1, 2010, this law prohibits new loan originations under the FFEL Program and requires that all new federal loan originations be made through the Federal Direct Loan Program. The new law does not alter or affect the terms and conditions of existing FFELP loans. As a result of this legislation, the Company no longer originates new FFELP loans.

2. Summary of Significant Accounting Policies and Practices

Consolidation

The consolidated financial statements include the accounts of Nelnet, Inc. and its consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company's education lending subsidiaries are engaged in the securitization of education finance assets. These education lending subsidiaries hold beneficial interests in eligible loans, subject to creditors with specific interests. The liabilities of the Company's education lending subsidiaries are not the direct obligations of Nelnet, Inc. or any of its other subsidiaries. Each education lending subsidiary is structured to be bankruptcy remote, meaning that they should not be consolidated in the event of bankruptcy of the parent company or any other subsidiary. For accounting purposes, the transfers of student loans to the eligible lender trusts do not qualify as sales, as the trusts continue to be under the effective control of the Company. Accordingly, all the financial activities and related assets and liabilities, including debt, of the securitizations are reflected in the Company's consolidated financial statements.

Reclassifications

Certain amounts previously reported within the Company's consolidated statements of income have been reclassified to conform to the current period presentation. These reclassifications include:

- Reclassifying "software services revenue" to "loan and guaranty servicing revenue."
- Reclassifying "professional and other services," "occupancy and communications," "postage and distribution," "advertising and marketing," and "trustee and other debt related fees" to "other" operating expenses.
- Reclassifying student list amortization, which was previously included in "advertising and marketing" to "depreciation and amortization."

The reclassifications had no effect on consolidated net income or consolidated assets and liabilities.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results may differ from those estimates.

Student Loans Receivable

Student loans consist of federally insured student loans and non-federally insured student loans. If the Company has the ability and intent to hold loans for the foreseeable future, such loans are held for investment and carried at amortized cost. Amortized cost includes the unamortized premium or discount and capitalized origination costs and fees, all of which are amortized to interest income. Loans which are held-for-investment also have an allowance for loan loss as needed. Any loans the Company has the ability and intent to sell are classified as held for sale and are carried at the lower of cost or fair value. Loans which are held for sale do not have the associated premium or discount and origination costs and fees amortized into interest income and there is also no related allowance for loan losses.

Federally insured loans may be made under the FFEL Program by certain lenders as defined by the Higher Education Act of 1965, as amended (the "Higher Education Act"). These loans, including related accrued interest, are guaranteed at their maximum level permitted under the Higher Education Act by an authorized guaranty agency, which has a contract of reinsurance with the Department of Education. The terms of the loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest over a period of up to 30 years. Interest rates on loans may be fixed or variable, dependent upon type, terms of loan agreements, and date of origination. For FFELP loans, the education lending subsidiaries have entered into trust agreements in which unrelated financial institutions serve as the eligible lender trustees. As eligible lender trustees, the financial institutions act as the eligible lender in acquiring certain eligible student loans as an accommodation to the subsidiaries, which hold beneficial interests in the student loan assets as the beneficiaries of such trusts.

Substantially all FFELP loan principal and related accrued interest is guaranteed as defined by the Higher Education Act. These guarantees are made subject to the performance of certain loan servicing procedures stipulated by applicable regulations. If these due diligence procedures are not met, affected student loans may not be covered by the guarantees should the borrower default. Such student loans are subject to "cure" procedures and reinstatement of the guaranty under certain circumstances.

Student loans receivable also includes non-federally insured loans. The terms of the non-federally insured loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest over a period of up to 30 years. The non-federally insured loans are not covered by guarantees or collateral should the borrower default.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of probable losses on student loans. The provision for loan losses reflects the activity for the applicable period and provides an allowance at a level that the Company's management believes is adequate to cover probable losses inherent in the loan portfolio. The Company evaluates the adequacy of the allowance for loan losses on its federally insured loan portfolio separately from its non-federally insured loan portfolio. These evaluation processes are subject to numerous judgments and uncertainties.

The allowance for the federally insured loan portfolio is based on periodic evaluations of the Company's loan portfolios considering loans in repayment versus those in a nonpaying status, delinquency status, trends in defaults in the portfolio based on Company and industry data, past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. The federal government guarantees 97 percent of the principal of and the interest on federally insured student loans disbursed on and after July 1, 2006 (and 98 percent for those loans disbursed prior to July 1, 2006), which limits the Company's loss exposure on the outstanding balance of the Company's federally insured portfolio. Student loans disbursed prior to October 1, 1993 are fully insured.

In determining the adequacy of the allowance for loan losses on the non-federally insured loans, the Company considers several factors including: loans in repayment versus those in a nonpaying status, delinquency status, type of program, trends in defaults in the portfolio based on Company and industry data, past experience, current economic conditions, and other relevant factors. The Company places a non-federally insured loan on nonaccrual status when the collection of principal and interest is 30 days past due and charges off the loan when the collection of principal and interest is 120 days past due.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all investments with maturities when purchased of three months or less to be cash equivalents.

Investments

Investments are held to provide liquidity and to serve as a source of income. The Company's investments are classified as trading and are accounted for at fair value with unrealized gains and losses included in "other income" on the consolidated statements of income. Securities that the Company has the intent and ability to hold to maturity are classified as held-to-maturity. The Company's held-to-maturity securities are accounted for at amortized cost.

Restricted Cash and Investments

Restricted cash primarily includes amounts for student loan securitizations and other secured borrowings. This cash must be used to make payments related to trust obligations. Amounts on deposit in these accounts are primarily the result of timing differences between when principal and interest is collected on the trust assets and when principal and interest is paid on trust liabilities. Restricted cash also includes collateral deposits with derivative counterparties.

Cash balances that the Company's indentured trusts deposit in guaranteed investment contracts that are held for the related note holders are classified as restricted investments. The Company has classified these investments as held-to-maturity and accounts for them at amortized cost.

Restricted Cash - Due to Customers

As a servicer of student loans, the Company collects student loan remittances and subsequently disburses these remittances to the appropriate lending entities. The Company also collects tuition payments and subsequently remits these payments to the appropriate schools. Cash collected for customers and the related liability are included in the accompanying consolidated balance sheets.

Accounts Receivable

Accounts receivable are presented at their net realizable values, which includes allowances for doubtful accounts. Allowance estimates are based upon individual customer experience, as well as the age of receivables and likelihood of collection.

(Dollars in thousands, except share amounts, unless otherwise noted)

Goodwill

The Company reviews goodwill for impairment annually (as of November 30) and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable. Goodwill is tested for impairment using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics.

In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-08, *Intangibles - Goodwill and Other: Testing for Goodwill Impairment* ("ASU 2011-08"). This ASU amends FASB ASC Topic 350, *Intangibles - Goodwill and Other,* to simplify how an entity tests for goodwill impairment by allowing entities to first assess certain qualitative factors to determine whether the existence of certain events or circumstances would lead to a determination that it would be more likely than not that the fair value of a reporting unit is less than its carrying amount, instead of first performing a fair value analysis for each reporting unit. Entities that conclude, after assessing the totality of events and circumstances, that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount are not required to perform the two-step impairment test (the two-step impairment test is described below). This guidance became effective on September 15, 2011 for annual and interim impairment tests for fiscal years beginning after December 15, 2011, and early adoption is permitted. The Company adopted the new guidance for its 2011 goodwill impairment test. As of November 30, 2011, the Company assessed qualitative factors and concluded it was not more likely than not that the fair value of its reporting units were less than their carrying amount. As such, the Company was not required to perform the two-step impairment test.

If the Company elects to not perform a qualitative assessment or if the Company determines it is more likely than not that the fair value of a reporting unit is less than the carrying amount, then the Company performs a two-step impairment test on goodwill. In the first step, the Company compares the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. Actual future results may differ from those estimates.

Intangible Assets

Intangible assets with finite lives are amortized over their estimated lives. Such assets are amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset is consumed or otherwise used up. If that pattern cannot be reliably determined, the Company uses a straight-line amortization method.

The Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and major improvements, including leasehold improvements, are capitalized. Gains and losses from the sale of property and equipment are included in determining net income. The Company uses accelerated and straight-line methods for recording depreciation and amortization. Accelerated methods are used for certain equipment and software when this method is believed to provide a better matching of income and expenses. Leasehold improvements are amortized over the lesser of their useful life or the related lease period.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, such as property and equipment and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company uses estimates to determine the fair value of long-lived assets. Such estimates are generally based on estimated future cash flows or cost savings associated with particular assets and are discounted to present value using an appropriate discount rate. The estimates of future cash flows associated with assets are generally prepared using a cost savings method, a lost income method, or an excess return method, as appropriate. In utilizing such methods, management must make certain assumptions about the amount and timing of estimated future cash flows and other economic benefits from the assets, the remaining economic useful life of the assets, and general economic factors concerning the selection of an appropriate discount rate. The Company may also use replacement cost or market comparison approaches to estimating fair value if such methods are determined to be more appropriate.

Assumptions and estimates about future values and remaining useful lives of the Company's intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and internal forecasts. Although the Company believes the historical assumptions and estimates used are reasonable and appropriate, different assumptions and estimates could materially impact the reported financial results.

Other Assets

Other assets are recorded at cost or amortized cost and consist primarily of debt issuance costs, student list costs, certain investments, and other miscellaneous assets. Debt issuance costs are amortized using the effective interest method.

Fair Value Measurements

The Company uses estimates of fair value in applying various accounting standards for its financial statements.

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In general, the Company's policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, the Company uses unobservable inputs that reflect the Company's market assumptions such as prices of similar instruments. Transaction costs are not included in the determination of fair value. When possible, the Company seeks to validate the model's output to market transactions. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company categorizes its fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring financial instruments at fair value. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels include:

- Level 1: Quoted prices for *identical* instruments in active markets. The types of financial instruments included in Level 1 are highly liquid instruments with quoted prices.
- Level 2: Quoted prices for *similar* instruments in active markets, quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose primary value drivers are observable.
- Level 3: Instruments whose primary value drivers are *unobservable*. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy at the end of the reporting period.

Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available for identical or similar instruments, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Revenue Recognition

Loan interest income - Loan interest is paid by the Department or the borrower, depending on the status of the loan at the time of the accrual. In addition, the Department makes quarterly interest subsidy payments on certain qualified FFELP loans until the student is required under the provisions of the Higher Education Act to begin repayment. Borrower repayment of FFELP loans normally begins within six months after completion of the loan holder's course of study, leaving school, or ceasing to carry at least one-half the normal full-time academic load, as determined by the educational institution. Borrower repayment of PLUS and Consolidation loans normally begins within 60 days from the date of loan disbursement. Borrower repayment of non-federally insured loans typically begins six months following a borrower's graduation from a qualified institution and the interest is either paid by the borrower or capitalized annually or at repayment.

The Department provides a special allowance to lenders participating in the FFEL Program. The special allowance is accrued based upon the fiscal quarter average rate of 13-week Treasury Bill auctions (for loans originated prior to January 1, 2000) or the fiscal quarter average rate of daily H15 financial commercial paper rates (for loans originated on and after January 1, 2000) relative to the yield of the student loan.

The Company recognizes student loan income as earned, net of amortization of loan premiums and deferred origination costs and the accretion of loan discounts. Loan income is recognized based upon the expected yield of the loan after giving effect to borrower utilization of incentives such as timely payments ("borrower benefits") and other yield adjustments. Loan premiums or discounts, deferred origination costs, and borrower benefits are amortized/accreted over the estimated life of the loan, which includes an estimate of prepayment speeds. The Company periodically evaluates the assumptions used to estimate the life of the loans and prepayment speeds.

The Company also pays the Department an annual 105 basis point rebate fee on Consolidation loans. These rebate fees are netted against loan interest income.

Student loan and guaranty servicing revenue – Student loan and guaranty servicing revenue consists of the the following items:

- *Loan and guaranty servicing fees* – Loan servicing fees are determined according to individual agreements with customers and are calculated based on the dollar value of loans, number of loans, or number of borrowers serviced for each customer. Guaranty servicing fees, generally, are calculated based on the number of loans serviced, volume of loans serviced, or amounts collected. Revenue is recognized when earned pursuant to applicable agreements, and when ultimate collection is assured.

- *Software services revenue* – Software services revenue is determined from individual agreements with customers and includes license and maintenance fees associated with student loan software products. Computer and software consulting and remote hosting revenues are recognized over the period in which services are provided to customers.

Tuition payment processing and campus commerce revenue - Tuition payment processing and campus commerce revenue includes actively managed tuition payment solutions and online payment processing. Fees for these services are recognized over the period in which services are provided to customers.

Enrollment services revenue - Enrollment services revenue primarily consists of the following items:

- *Interactive marketing* - Interactive marketing revenue is derived primarily from fees which are earned through the delivery of qualified inquiries or clicks. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Delivery is deemed to have occurred at the time a qualified inquiry or click is delivered to the customer provided that no significant obligations remain. From time to time, the Company may agree to credit certain inquiries or clicks if they fail to meet the contractual or other guidelines of a particular client. The Company has established a sales reserve based on historical experience. To date, such credits have been immaterial and within management's expectations.

  For a portion of its interactive marketing revenue, the Company has agreements with providers of online media or traffic ("Publishers") used in the generation of inquiries or clicks. The Company receives a fee from its customers and pays a fee to Publishers either on a cost per inquiry, cost per click, or cost per number of impressions basis. The Company is the primary obligor in the transaction. As a result, the fees paid by the Company's customers are recognized as revenue and the fees paid to its Publishers are included in "cost to provide enrollment services" in the Company's consolidated statements of income.

- *List marketing* - Revenue from the sale of lists is generally earned and recognized, net of estimated returns, upon delivery.

- *Publishing services* - Revenue from the sale of print products is generally earned and recognized, net of estimated returns, upon shipment or delivery.

- *Resource centers* - Resource centers services include online courses, scholarship search and selection data, career planning, and online information about colleges and universities. The majority of these services are sold based on subscriptions and/or are performance based. Revenues from sales of subscription and performance based services are recognized ratably over the term of the contract as earned. Subscription and performance based revenues received or receivable in advance of the delivery of services is included in deferred revenue.

Other income - Other income primarily includes borrower late fee income, which is earned by the education lending subsidiaries and is recognized when payments are collected from the borrower.

Derivative Accounting

The Company records derivative instruments at fair value on the consolidated balance sheet as either an asset or liability. The Company determines the fair value for its derivative contracts using either (i) pricing models that consider current market conditions and the contractual terms of the derivative contract or (ii) counterparty valuations. The factors that impact the fair value of the Company's derivatives include interest rates, time value, forward interest rate curve, and volatility factors, as well as foreign exchange rates. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Management has structured all of the Company's derivative transactions with the intent that each is economically effective. However, the Company's derivative instruments do not qualify for hedge accounting. Accordingly, changes in the fair value of derivative instruments are reported in current period earnings. The changes in fair value on derivative instruments, as well as the settlement payments made on such derivatives, are included in "derivative market value and foreign currency adjustments and derivative settlements, net" on the consolidated statements of income.

Foreign Currency

During 2006, the Company issued Euro-denominated bonds, which are included in "bonds and notes payable" on the consolidated balance sheets. Transaction gains and losses resulting from exchange rate changes when re-measuring these bonds to U.S. dollars at the balance sheet date are included in "derivative market value and foreign currency adjustments and derivative settlements, net" on the consolidated statements of income.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax expense includes deferred tax expense, which represents the net change in the deferred tax asset or liability balance during the year, plus any change made in the valuation allowance, and current tax expense, which represents the amount of tax currently payable to or receivable from a tax authority plus amounts for expected tax deficiencies (including both tax and interest).

Restructuring Activities

From time to time, the Company implements plans to restructure its business. In conjunction with these restructuring plans, one-time, involuntary benefit arrangements and contract termination costs are accounted for in accordance with the Exit or Disposal Cost Obligations Topic of the FASB Accounting Standards Codification and are classified as restructuring expenses in the accompanying consolidated statements of income.

In conjunction with its restructuring plans, the Company has entered into one-time benefit arrangements with employees, who have been involuntarily terminated. The Company recognizes a liability when all of the following conditions have been met and the benefit arrangement has been communicated to the employees:

- Management, having the authority to approve the action, commits to a plan of termination;
- The plan of termination identifies the number of employees to be terminated, their job classifications or functions, and their locations and the expected completion date;
- The plan of termination establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination, in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; and
- Actions required to complete the plan of termination indicate that it is unlikely that significant changes to the plan of termination will be made or that the plan of termination will be withdrawn.

Severance costs under such one-time termination benefit arrangements may include all or some combination of severance pay, medical and dental benefits, outplacement services, and certain other costs. Contract termination costs are expensed at the earlier of (1) the contract termination date or (2) the cease use date under the contract. See note 13, "Restructuring Charges," for additional information.

(Dollars in thousands, except share amounts, unless otherwise noted)

3. Student Loans Receivable and Allowance for Loan Losses

ASU 2010-20, *Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* ("ASU 2010-20"), requires entities to provide disclosures on a disaggregated basis. The ASU defines two levels of disaggregation – portfolio segment and class of financing receivable. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. Classes of financing receivables generally are a disaggregation of a portfolio segment. The Company evaluates the adequacy of the allowance for loan losses on its federally insured loan portfolio separately from its non-federally insured loan portfolio. Management has determined that each of the federally insured loan portfolio and the non-federally insured loan portfolio meets the definition of a portfolio segment. Accordingly, the portfolio segment basis disclosures required by ASU 2010-20 are presented in this note for each of these portfolios. The Company does not disaggregate its portfolio segment student loan portfolios into classes of financing receivables as defined in ASU 2010-20. In addition, as of December 31, 2011 and 2010, the Company does not have any impaired loans as defined in the Receivables Topic of the FASB ASC.

Student loans receivable consisted of the following:

	As of December 31,		
	2011	2010	
	Held for investment	Held for investment	Held for sale (a)
Federally insured loans	$ 24,332,709	23,757,699	—
Non-federally insured loans	26,916	26,370	84,987
	24,359,625	23,784,069	84,987
Unamortized loan premiums/discounts and deferred origination costs, net	(13,267)	207,571	—
Allowance for loan losses – federally insured loans	(37,205)	(32,908)	—
Allowance for loan losses – non-federally insured loans	(11,277)	(10,718)	—
	$ 24,297,876	23,948,014	84,987
Allowance for federally insured loans as a percentage of such loans	0.15%	0.14%	
Allowance for non-federally insured loans as a percentage of such loans	41.90%	40.64%	

(a) On January 13, 2011, the Company sold a portfolio of non-federally insured loans for proceeds of $91.3 million (100% of par value). The Company retained credit risk related to this portfolio and will pay cash to purchase back any loans which become 60 days delinquent. As of December 31, 2010, the Company classified this portfolio as held for sale and the loans were carried at fair value.

Loan Acquisition

On July 8, 2011, the Company purchased the residual interest in $1.9 billion of securitized federally insured consolidation loans. The Company acquired the ownership interest in GCO SLIMS Trust I (the "SLIMS Trust") giving the Company rights to the residual interest in GCO Education Loan Funding Trust-I (the "GCO Trust"). The GCO Trust includes federally insured consolidation loans funded to term with $1.9 billion of notes payable that carry interest rates on a spread to LIBOR or are set and periodically reset via a "dutch auction" ("Auction Rate Securities").

On July 8, 2011, the SLIMS Trust included $46.2 million of notes payable that carry a fixed interest rate of 5.72%. All excess interest earned from the GCO Trust must be used to pay the interest and principal on the notes payable in the SLIMS Trust until the SLIMS notes are paid in full.

The Company has consolidated these trusts on its consolidated balance sheet because management has determined the Company is the primary beneficiary of the trusts. Upon acquisition, the Company recorded all assets and liabilities of the trusts at fair value, resulting in the recognition of a student loan fair value discount of $153.9 million and a bonds and notes payable fair value discount of $174.9 million. These discounts will be accreted using the effective interest method over the lives of the underlying assets and

(Dollars in thousands, except share amounts, unless otherwise noted)

liabilities. All other assets acquired and liabilities assumed (restricted cash, accrued interest receivable/payable, and other assets/ liabilities) were recorded at cost which approximates fair value.

Activity in the Allowance for Loan Losses

The provision for loan losses represents the periodic expense of maintaining an allowance sufficient to absorb losses, net of recoveries, inherent in the portfolio of student loans. Activity in the allowance for loan losses is shown below.

	Year ended December 31,		
	2011	2010	2009
Balance at beginning of period	$ 43,626	50,887	50,922
Provision for loan losses:			
Federally insured loans	20,000	18,700	20,000
Non-federally insured loans	1,250	4,000	9,000
Total provision for loan losses	21,250	22,700	29,000
Charge-offs:			
Federally insured loans	(17,166)	(18,603)	(14,954)
Non-federally insured loans	(4,147)	(7,282)	(5,304)
Total charge-offs	(21,313)	(25,885)	(20,258)
Recoveries - non-federally insured loans	1,310	1,263	1,543
Purchase (sale) of loans, net:			
Federally insured loans	1,463	2,710	(520)
Non-federally insured loans	—	220	—
Reserve related to loans reclassified to held for sale	—	(6,269)	—
Transfer to/from repurchase obligation related to loans sold/purchased, net	2,146	(2,000)	(9,800)
Balance at end of period	$ 48,482	43,626	50,887
Allocation of the allowance for loan losses:			
Federally insured loans	$ 37,205	32,908	30,102
Non-federally insured loans	11,277	10,718	20,785
Total allowance for loan losses	$ 48,482	43,626	50,887

Repurchase Obligations

As of December 31, 2011, the Company had participated a cumulative amount of $117.1 million of non-federally insured loans to third parties. Loans participated under these agreements have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets. Per the terms of the servicing agreements, the Company's servicing operations are obligated to repurchase loans subject to the participation interests in the event such loans become 60 or 90 days delinquent.

In addition, on January 13, 2011, the Company sold a portfolio of non-federally insured loans for proceeds of $91.3 million (100% of par value). The Company retained credit risk related to this portfolio and will pay cash to purchase back any loans which become 60 days delinquent.

(Dollars in thousands, except share amounts, unless otherwise noted)

The Company's estimate related to its obligation to repurchase these loans is included in "other liabilities" in the Company's consolidated balance sheets. The activity related to this accrual is detailed below.

	Year ended December 31,		
	2011	2010	2009
Beginning balance	$ 12,600	10,600	—
Repurchase obligation transferred to/from the allowance for loan losses related to loans purchased/sold, net	(2,146)	2,000	9,800
Repurchase obligation associated with loans sold (a)	6,269	—	—
Current period expense	2,500	—	800
Ending balance	$ 19,223	12,600	10,600

(a) As discussed previously, on January 13, 2011, the Company sold a portfolio of loans and retained all credit risk related to this portfolio. These loans were classified as held for sale as of December 31, 2010 and the loans were carried at fair value. Upon sale, the Company established a repurchase obligation associated with those loans that are estimated to become 60 days delinquent.

Student Loan Status and Delinquencies

Delinquencies have the potential to adversely impact the Company's earnings through increased servicing and collection costs and account charge-offs. The table below shows the Company's student loan delinquency amounts on loans held for investment.

	As of December 31,			
	2011		2010	
	Dollars	Percent	Dollars	Percent
Federally Insured Loans:				
Loans in-school/grace/deferment (a)	$ 3,664,899		$ 4,358,616	
Loans in forbearance (b)	3,330,452		2,984,869	
Loans in repayment status:				
Loans current	14,600,372	84.2%	14,309,480	87.2%
Loans delinquent 31-60 days (c)	844,204	4.9	794,140	4.8
Loans delinquent 61-90 days (c)	407,094	2.3	306,853	1.9
Loans delinquent 91-270 days (c)	1,163,437	6.7	789,795	4.8
Loans delinquent 271 days or greater (c)(d)	322,251	1.9	213,946	1.3
Total loans in repayment	17,337,358	100.0%	16,414,214	100.0%
Total federally insured loans	$ 24,332,709		$ 23,757,699	
Non-Federally Insured Loans:				
Loans in-school/grace/deferment (a)	$ 2,058		$ 3,500	
Loans in forbearance (b)	371		292	
Loans in repayment status:				
Loans current	16,776	68.5%	16,679	73.9%
Loans delinquent 31-60 days (c)	706	2.9	1,546	6.8
Loans delinquent 61-90 days (c)	1,987	8.1	1,163	5.2
Loans delinquent 91 days or greater (c)	5,018	20.5	3,190	14.1
Total loans in repayment	24,487	100.0%	22,578	100.0%
Total non-federally insured loans	$ 26,916		$ 26,370	

(Dollars in thousands, except share amounts, unless otherwise noted)

(a) Loans for borrowers who still may be attending school or engaging in other permitted educational activities and are not yet required to make payments on the loans, *e.g.*, residency periods for medical students or a grace period for bar exam preparation for law students.

(b) Loans for borrowers who have temporarily ceased making full payments due to hardship or other factors, according to a schedule approved by the servicer consistent with the established loan program servicing procedures and policies.

(c) The period of delinquency is based on the number of days scheduled payments are contractually past due and relate to repayment loans, that is, receivables not charged off, and not in school, grace, deferment, or forbearance.

(d) A portion of loans included in loans delinquent 271 days or greater include federally insured loans in claim status, which are loans that have gone into default and have been submitted to the guaranty agency.

Loan Sales

See note 5, "Gain on Sale of Loans and Debt Repurchases, net," for a summary of loans sold by the Company during 2011, 2010, and 2009.

Related Party Loan Activity

The Company sold and/or purchased loans to/from Union Bank & Trust Company ("Union Bank") an entity under common control with the Company. See note 19, "Related Parties," for additional information.

4. Bonds and Notes Payable

The following tables summarize the Company's outstanding debt obligations by type of instrument:

	As of December 31, 2011		
	Carrying amount	**Interest rate range**	**Final maturity**
Variable-rate bonds and notes (a):			
Bonds and notes based on indices	$ 20,252,403	0.42% - 6.90%	11/25/15 - 7/27/48
Bonds and notes based on auction or remarketing	970,575	0.11% - 2.19%	5/1/28 - 5/25/42
Total variable-rate bonds and notes	21,222,978		
Commercial paper - FFELP warehouse facilities	824,410	0.26% - 0.70%	7/1/14
Department of Education Conduit	2,339,575	0.24%	5/8/14
Unsecured line of credit	64,390	0.69%	5/8/12
Unsecured debt - Junior Subordinated Hybrid Securities	100,697	3.95%	9/15/61
Other borrowings	43,119	3.78% - 5.72%	11/14/12 - 3/1/22
	24,595,169		
Discount on bonds and notes payable	(160,629)		
Total	$ 24,434,540		

(Dollars in thousands, except share amounts, unless otherwise noted)

	As of December 31, 2010		
	Carrying amount	Interest rate range	Final maturity
Variable-rate bonds and notes (a):			
Bonds and notes based on indices	$ 20,170,217	0.30% - 6.90%	5/26/14 - 7/27/48
Bonds and notes based on auction or remarketing	944,560	0.24% - 1.51%	5/1/11 - 7/1/43
Total variable-rate bonds and notes	21,114,777		
Commercial paper - FFELP warehouse facility	108,381	0.29% - 0.35%	7/29/13
Department of Education Conduit	2,702,345	0.31%	5/8/14
Unsecured line of credit	450,000	0.79%	5/8/12
Unsecured debt - Junior Subordinated Hybrid Securities	163,255	7.40%	9/15/61
Related party debt	107,050	0.53%	5/20/11
Other borrowings	26,664	0.26% - 5.10%	1/1/11 - 11/1/15
	$ 24,672,472		

(a) Issued in asset-backed securitizations

Secured Financing Transactions

The Company has historically relied upon secured financing vehicles as its most significant source of funding for student loans. The net cash flow the Company receives from the securitized student loans generally represents the excess amounts, if any, generated by the underlying student loans over the amounts required to be paid to the bondholders, after deducting servicing fees and any other expenses relating to the securitizations. The Company's rights to cash flow from securitized student loans are subordinate to bondholder interests and may fail to generate any cash flow beyond what is due to bondholders. The Company's secured financing vehicles during the periods presented above include loan warehouse facilities, asset-backed securitizations, and the government's Conduit Program (as described below).

The majority of the bonds and notes payable are primarily secured by the student loans receivable, related accrued interest, and by the amounts on deposit in the accounts established under the respective bond resolutions or financing agreements. Certain variable rate bonds and notes are secured by a letter of credit and reimbursement agreement issued by a third-party liquidity provider.

The Company funds loan acquisitions using loan warehouse facilities and asset-backed securitizations. Student loan warehousing allows the Company to buy and manage student loans prior to transferring them into more permanent financing arrangements. In 2009, the Company funded certain loans under the Department's Conduit Program.

FFELP warehouse facilities

The Company funds a portion of its loan acquisitions using its FFELP warehouse facilities.

On August 3, 2009, the Company entered into a FFELP warehouse facility (the "2009 FFELP Warehouse Facility"). The 2009 FFELP Warehouse Facility had a maximum financing amount of $500.0 million, with a revolving financing structure supported by 364-day liquidity provisions, which were to expire on August 2, 2010.

On July 30, 2010, the Company renewed its FFELP warehouse facility (the "2009/2010 FFELP Warehouse Facility"). The 2009/2010 FFELP Warehouse Facility had a maximum financing amount of $500.0 million, with a revolving financing structure supported by 364-day liquidity provisions, which were to expire on July 29, 2011. As of December 31, 2010, $108.4 million was outstanding under the 2009/2010 FFELP Warehouse Facility, $391.6 million was available for future use, and $5.3 million was advanced as equity support.

On July 14, 2011, the Company renewed the liquidity agreement on its existing FFELP warehouse facility (the "NFSLW-I Warehouse") and entered into an additional FFELP warehouse facility (the "NHELP-I Warehouse").

When the Company renewed the liquidity agreement on its NFSLW-I Warehouse facility on July 14, 2011, it had a maximum financing amount of $300.0 million which was increased to $500.0 million on August 10, 2011. The NFSLW-I Warehouse has a

(Dollars in thousands, except share amounts, unless otherwise noted)

revolving financing structure supported by 364-day liquidity provisions, which expires on July 1, 2012. The final maturity date of the facility is July 1, 2014. In the event the Company is unable to renew the liquidity provisions by July 1, 2012, the facility would become a term facility at a stepped-up cost, with no additional student loans being eligible for financing, and the Company would be required to refinance the existing loans in the facility by July 1, 2014.

The NFSLW-I Warehouse facility provides for formula based advance rates, depending on FFELP loan type, up to a maximum of 85 percent to 98 percent of the principal and interest of loans financed. The advance rates for collateral may increase or decrease based on market conditions, but they are subject to a minimum advance of 84.5 percent to 90 percent based on loan type. As of December 31, 2011, $496.7 million was outstanding under the NFSLW-I Warehouse facility, $3.3 million was available for future use, and $38.4 million was advanced as equity support.

The NHELP-I Warehouse has a maximum financing amount of $500.0 million, with a revolving financing structure supported by 364-day liquidity provisions, which expires on October 1, 2012. The final maturity date of the facility is July 1, 2014. In the event the Company is unable to renew the liquidity provisions by October 1, 2012, the facility would become a term facility at a stepped-up cost, with no additional student loans being eligible for financing, and the Company would be required to refinance the existing loans in the facility by July 1, 2014.

The NHELP-I Warehouse facility provides for formula based advance rates, depending on FFELP loan type, up to a maximum of 93 percent to 95 percent of the principal and interest of loans financed. The advance rates for collateral may increase or decrease based on market conditions, but they are subject to a minimum advance of 85 percent to 90 percent based on loan type. As of December 31, 2011, $327.7 million was outstanding under the NHELP-I Warehouse facility, $172.3 million was available for future use, and $20.1 million was advanced as equity support.

The FFELP warehouse facilities contain financial covenants relating to levels of the Company's consolidated net worth, ratio of adjusted EBITDA to corporate debt interest, and unencumbered cash. Any violation of these covenants could result in a requirement for the immediate repayment of any outstanding borrowings under the facilities.

Asset-backed securitizations

During 2011 and 2010, the Company completed asset-backed securities transactions totaling $0.4 billion and $1.9 billion, respectively. Notes issued in the 2011 and 2010 asset-backed securities transactions carry interest rates based on a spread to LIBOR.

As part of the Company's issuance of asset-backed securities in 2008, due to credit market conditions when these notes were issued, the Company purchased the Class B subordinated notes of $76.5 million (par value). These notes are not included on the Company's consolidated balance sheet. If the credit market conditions improve, the Company anticipates selling these notes to third parties. Upon a sale to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. Upon sale, these notes would be shown as "bonds and notes payable" on the Company's consolidated balance sheet. The Company believes the market value of such notes is currently less than par value. The difference between the par value and market value would be recognized by the Company as interest expense over the life of the bonds.

Notes issued during 2006 included €773.2 million (950 million in U.S. dollars) with variable interest rates initially based on a spread to EURIBOR (the "Euro Notes"). As of December 31, 2011 and December 31, 2010, the Euro Notes were recorded on the Company's balance sheet at $1.0 billion. Transaction gains or losses resulting from exchange rate changes when remeasuring these bonds to U.S. dollars at the balance sheet date are included in "derivative market value and foreign currency adjustments and derivative settlements, net" on the consolidated statements of income. Concurrently with the issuance of the Euro Notes, the Company entered into cross-currency interest rate swaps which are further discussed in note 6, "Derivative Financial Instruments."

The interest rates on certain of the Company's asset-backed securities are set and periodically reset via a "dutch auction" ("Auction Rate Securities") or through a remarketing utilizing remarketing agents ("Variable Rate Demand Notes"). As of December 31, 2011, the Company is currently sponsor on $751.4 million of Auction Rate Securities and $219.2 million of Variable Rate Demand Notes.

For Auction Rate Securities, investors and potential investors submit orders through a broker-dealer as to the principal amount of notes they wish to buy, hold, or sell at various interest rates. The broker-dealers submit their clients' orders to the auction agent, who then determines the clearing interest rate for the upcoming period. Interest rates on these Auction Rate Securities are reset periodically, generally every 7 to 35 days, by the auction agent or agents. During the first quarter of 2008, as part of the credit

(Dollars in thousands, except share amounts, unless otherwise noted)

market crisis, auction rate securities from various issuers failed to receive sufficient order interest from potential investors to clear successfully, resulting in failed auction status. Since February 8, 2008, all of the Company's Auction Rate Securities have failed in this manner. Under normal conditions, banks have historically purchased these securities when investor demand is weak. However, since February 2008, banks have been allowing auctions to fail.

As a result of a failed auction, the Auction Rate Securities will generally pay interest to the holder at a maximum rate as defined by the indenture. While these rates will vary, they will generally be based on a spread to LIBOR or Treasury Securities. Based on the relative levels of these indices as of December 31, 2011, the rates expected to be paid by the Company range from 91-day T-Bill plus 125 basis points, on the low end, to LIBOR plus 250 basis points, on the high end. These maximum rates are subject to increase if the credit ratings on the bonds are downgraded.

For Variable Rate Demand Notes, the remarketing agents set the price, which is then offered to investors. If there are insufficient potential bid orders to purchase all of the notes offered for sale, the Company could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities. The maximum rate for Variable Rate Demand Notes is based on a spread to certain indices as defined in the underlying documents, with the highest to the Company being Prime plus 200 basis points.

Department of Education's Conduit Program

In May 2009, the U.S. Department of Education implemented a program under which it finances eligible FFELP Stafford and PLUS loans in a conduit vehicle established to provide funding for student lenders (the "Conduit Program"). Loans eligible for the Conduit Program had to be first disbursed on or after October 1, 2003, but not later than June 30, 2009, and fully disbursed before September 30, 2009, and meet certain other requirements. Funding for the Conduit Program is provided by the capital markets at a cost based on market rates, with the Company being advanced 97 percent of the student loan face amount. Excess amounts needed to fund the remaining 3 percent of the student loan balances were contributed by the Company. The Conduit Program expires on May 8, 2014. The Student Loan Short-Term Notes ("Student Loan Notes") issued by the Conduit Program are supported by a combination of (i) notes backed by FFELP loans, (ii) a liquidity agreement with the Federal Financing Bank, and (iii) a put agreement provided by the Department. If the conduit does not have sufficient funds to pay all Student Loan Notes, then those Student Loan Notes will be repaid with funds from the Federal Financing Bank. The Federal Financing Bank will hold the notes for a short period of time and, if at the end of that time, the Student Loan Notes still cannot be paid off, the underlying FFELP loans that serve as collateral to the Conduit Program will be sold to the Department through a put agreement at a price of 97 percent of the face amount of the loans. As of December 31, 2011 and 2010, the Company had $2.3 billion and $2.7 billion, respectively, borrowed under the facility and $84.7 million and $94.1 million advanced as equity support in the facility. Effective July 1, 2010, no additional loans could be funded using the Conduit Program.

Unsecured Line of Credit

As of December 31, 2011, we had a $750.0 million unsecured line of credit with a maturity date of May 8, 2012. As of December 31, 2011 and 2010, there was $64.4 million and $450.0 million, respectively, outstanding on this line. On February 17, 2012, the Company entered into a new $250.0 million unsecured line of credit. In conjunction with entering into this new agreement, the outstanding balance on the $750.0 million unsecured line of credit of $64.4 million was paid off in full and the agreement was terminated. As of February 17, 2012, the $250.0 million unsecured line of credit had an outstanding balance of $40.0 million. The $250.0 million line of credit terminates on February 17, 2016. Upon termination in 2016, there can be no assurance that the Company will be able to maintain this line of credit, find alternative funding, or increase the amount outstanding under the line, if necessary.

(Dollars in thousands, except share amounts, unless otherwise noted)

The new line of credit agreement contains certain financial covenants that, if not met, lead to an event of default under the agreement. The covenants include maintaining:

- A minimum consolidated net worth
- A minimum adjusted EBITDA to recourse indebtedness (over the last four rolling quarters)
- A limitation on recourse indebtedness
- A limitation on the percentage of non-federally insured loans in the Company's portfolio

Many of these covenants are duplicated in the Company's other lending facilities, including its FFELP warehouse facilities.

The Company's new operating line of credit does not have any covenants related to unsecured debt ratings. However, changes in the Company's ratings (as well as the amounts the Company borrows) have modest implications on the pricing level at which the Company obtains funding.

A default on the Company's FFELP warehouse facilities would result in an event of default on the Company's new unsecured line of credit that would result in the outstanding balance on the line of credit becoming immediately due and payable.

Unsecured Fixed Rate Debt

Senior Notes

On May 25, 2005, the Company issued $275.0 million in aggregate principal amount of Senior Notes due June 1, 2010 (the "Senior Notes"). The Senior Notes were unsecured obligations of the Company. The interest rate on the Notes was 5.125%, payable semiannually. Upon maturity, the Company paid the remaining outstanding balance on the Senior Notes in full.

Junior Subordinated Hybrid Securities

On September 27, 2006 the Company issued $200.0 million aggregate principal amount of Junior Subordinated Hybrid Securities ("Hybrid Securities"). The Hybrid Securities are unsecured obligations of the Company. The interest rate on the Hybrid Securities from the date they were issued through September 28, 2011 was 7.40%, payable semi-annually. Beginning September 29, 2011 through September 29, 2036, the "scheduled maturity date," the interest rate on the Hybrid Securities is equal to three-month LIBOR plus 3.375%, payable quarterly. The principal amount of the Hybrid Securities will become due on the scheduled maturity date only to the extent that the Company has received proceeds from the sale of certain qualifying capital securities prior to such date (as defined in the Hybrid Securities' prospectus). If any amount is not paid on the scheduled maturity date, it will remain outstanding and bear interest at a floating rate as defined in the prospectus, payable monthly. On September 15, 2061, the Company must pay any remaining principal and interest on the Hybrid Securities in full whether or not the Company has sold qualifying capital securities. At the Company's option, the Hybrid Securities are redeemable in whole or in part, any time on or after September 29, 2011, at their principal amount plus accrued and unpaid interest, provided in the case of a redemption in part that the principal amount outstanding after such redemption is at least $50.0 million.

Related Party Transactions

Union Bank Participation Agreement

The Company maintains an agreement with Union Bank as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans (the "FFELP Participation Agreement"). The Company uses this facility as an additional source to fund FFELP student loans. As of December 31, 2011 and 2010, $509.2 million and $350.4 million, respectively, of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company. The Company can participate loans to Union Bank to the extent of availability under the

(Dollars in thousands, except share amounts, unless otherwise noted)

grantor trusts, up to $750.0 million or an amount in excess of $750.0 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets.

Related Party Debt

The Company has from time to time repurchased certain of its own asset-backed securities (bonds and notes payable). For accounting purposes, these notes have been effectively retired and are not included on the Company's consolidated balance sheets. However, these securities are legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. As of December 31, 2010, the Company had $107.1 million of these securities participated to Union Bank, as trustee for various grantor trusts, and such notes were included in "bonds and notes payable" on the Company's consolidated balance sheet. During the first quarter of 2011, the Company redeemed all outstanding notes under this participation.

Other Borrowings

As discussed in note 3, "Student Loans Receivable and Allowance for Loan Losses," on July 8, 2011, the Company acquired the ownership interest in the SLIMS Trust which included $46.2 million of notes payable that carry a fixed interest rate of 5.72%. As of December 31, 2011, $29.5 million of debt remained outstanding under this facility.

On October 13, 2006, the Company purchased a building in which its corporate headquarters is located. In connection with the acquisition of the building, the Company assumed the outstanding note on the property. As of December 31, 2011 and 2010, the outstanding balance on the note was $4.7 million and $4.8 million, respectively.

As of December 31, 2011 and 2010, bonds and notes payable includes $8.9 million and $10.0 million, respectively, of notes due to a third-party. The Company used the proceeds from these notes to invest in non-federally insured student loan assets via a participation agreement.

As of December 31, 2010, bonds and notes payable included a line of credit with a balance of $11.9 million. The Company used the proceeds from the line of credit to purchase federally insured student loans. This line of credit was paid off during 2011.

One of the Company's education lending subsidiaries has irrevocably escrowed funds to make the remaining principal and interest payments on previously issued bonds and notes. Accordingly, neither these obligations nor the escrowed funds are included on the accompanying consolidated balance sheets. As of December 31, 2011 and 2010, $39.7 million and $36.9 million, respectively, of defeased debt remained outstanding.

Debt Covenants

Certain bond resolutions contain, among other requirements, covenants relating to restrictions on additional indebtedness, limits as to direct and indirect administrative expenses, and maintaining certain financial ratios. Management believes the Company is in compliance with all covenants of the bond indentures and related credit agreements as of December 31, 2011.

Maturity Schedule

Bonds and notes outstanding as of December 31, 2011 are due in varying amounts as shown below.

2012	$	8,900
2013		—
2014		3,163,985
2015		209,172
2016		105,163
2017 and thereafter		21,107,949
	$	24,595,169

(Dollars in thousands, except share amounts, unless otherwise noted)

Generally, the Company's secured financing instruments bearing interest at variable rates can be redeemed on any interest payment date at par plus accrued interest. Subject to certain provisions, all bonds and notes are subject to redemption prior to maturity at the option of certain education lending subsidiaries.

Debt Repurchases

The Company repurchased outstanding debt as summarized in note 5, "Gain on Sale of Loans and Debt Repurchases, net."

5. Gain on Sale of Loans and Debt Repurchases, net

"Gain on sale of loans and debt repurchases, net" in the accompanying consolidated statements of income is composed of the following items:

	Year ended December 31,		
	2011	2010	2009
Gain on sale of loans, net (a)	$ 1,378	33,748	35,148
Gain from debt repurchases (b)	6,962	44,883	41,683
	$ 8,340	78,631	76,831

(a) The majority of gains from the sale of loans included in the table above were the result of selling loans to the Department under a program established to provide liquidity to student loan lenders. During each of 2010 and 2009, the Company sold $2.1 billion (par value) of student loans to the Department and recognized a gain of $33.8 million and $36.6 million, respectively.

(b) The activity included in "Gain from debt repurchases" is detailed below:

	Year ended December 31, 2011			Year ended December 31, 2010			Year ended December 31, 2009		
	Notional amount	Purchase price	Gain	Notional amount	Purchase price	Gain	Notional amount	Purchase price	Gain
Gains on debt repurchases:									
Unsecured debt - Senior Notes due 2010	$ —	—	—	—	—	—	208,284	196,529	11,755
Junior Subordinated Hybrid Securities	62,558	55,651	6,907	34,995	30,073	4,922	1,750	350	1,400
Asset-backed securities (1)	12,254	12,199	55	690,750	650,789	39,961	348,155	319,627	28,528
	$ 74,812	67,850	6,962	725,745	680,862	44,883	558,189	516,506	41,683

(1) For accounting purposes, the asset-backed securities repurchased by the Company are effectively retired and are not included on the Company's consolidated balance sheets. However, as of December 31, 2011, the Company has purchased a cumulative amount of $72.5 million of these securities that remain legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. Upon a sale to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. The par value of these notes ($72.5 million as of December 31, 2011) may not represent market value of such securities.

6. Derivative Financial Instruments

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk and foreign currency exchange risk.

Interest Rate Risk

The Company's primary market risk exposure arises from fluctuations in its borrowing and lending rates, the spread between which could impact the Company due to shifts in market interest rates. Because the Company generates a significant portion of its earnings from its student loan spread, the interest rate sensitivity of the balance sheet is a key profitability driver. The Company has adopted a policy of periodically reviewing the mismatch related to the interest rate characteristics of its assets and liabilities together with the Company's assessment of current and future market conditions. Based on those factors, the Company uses derivative instruments as part of its overall risk management strategy.

Basis Swaps

The Company funds the majority of its student loan assets with one-month or three-month LIBOR indexed floating rate securities. Meanwhile, the interest earned on the Company's student loan assets is indexed to commercial paper and treasury bill rates. The different interest rate characteristics of the Company's loan assets and liabilities funding these assets results in basis risk. The Company also faces repricing risk due to the timing of the interest rate resets on its liabilities, which may occur as infrequently as once a quarter, in contrast to the timing of the interest rate resets on its assets, which generally occurs daily. In a declining interest rate environment, this may cause the Company's student loan spread to compress, while in a rising rate environment, it may cause the spread to increase. As of December 31, 2011, the Company had $23.4 billion and $0.9 billion of FFELP loans indexed to the three-month financial commercial paper rate and the three-month treasury bill rate, respectively, both of which reset daily, and $19.6 billion of debt indexed to three-month LIBOR, which resets quarterly, and $0.7 billion of debt indexed to one-month LIBOR, which resets monthly.

Because of the different indice types and different indice reset frequencies, the Company is exposed to interest rate risk in the form of basis risk and repricing risk, which, as noted above, is the risk that the different indices may reset at different frequencies, or will not move in the same direction or with the same magnitude. While these indices are all short term in nature with rate movements that are highly correlated over a longer period of time, there have been points in recent history when volatility has been high and correlation has been reduced.

The Company has used derivative instruments to hedge both the basis and repricing risk on certain student loans in which the Company earns interest based on a treasury bill rate that resets daily and are funded with debt indexed to primarily three-month LIBOR. To hedge these loans, the Company has entered into basis swaps in which the Company receives three-month LIBOR set discretely in advance and pays a weekly treasury bill rate plus a spread as defined in the agreement ("T-Bill/LIBOR Basis Swaps").

However, the Company does not generally hedge the basis risk on those assets indexed to the commercial paper rate that are funded with liabilities in which the Company pays primarily on the LIBOR indice, since the derivatives needed to hedge this risk are generally illiquid or non-existent and the relationship between these indices has been highly correlated over a long period of time.

The Company has also used derivative instruments to hedge the repricing risk due to the timing of the interest rate resets on its assets and liabilities. The Company has entered into basis swaps in which the Company:

- receives three-month LIBOR set discretely in advance and pays a daily weighted average three-month LIBOR less a spread as defined in the agreements (the "Average/Discrete Basis Swaps")
- receives three-month LIBOR set discretely in advance and pays one-month LIBOR plus or minus a spread as defined in the agreements (the "1/3 Basis Swaps")

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table summarizes the Company's basis swaps outstanding:

	As of December 31, 2011	
	Notional amounts	
Maturity	1:3 Basis Swaps	T-Bill/LIBOR Basis Swaps
2021	$ 250,000	—
2023	1,250,000	—
2024	250,000	—
2026	800,000	—
2028	100,000	—
2036	700,000	—
2039 (a)	150,000	—
2040 (b)	200,000	—
	$ 3,700,000	—

	As of December 31, 2010	
	Notional amounts	
Maturity	1:3 Basis Swaps	T-Bill/LIBOR Basis Swaps
2011	$ —	225,000
2021	250,000	—
2023	1,250,000	—
2024	250,000	—
2028	100,000	—
2039 (a)	150,000	—
2040 (b)	200,000	—
	$ 2,200,000	225,000

(a) This derivative has a forward effective start date in 2015.

(b) This derivative has a forward effective start date in 2020.

Interest rate swaps – floor income hedges

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment (or SAP) formula set by the Department and the borrower rate, which is fixed over a period of time. The SAP formula is based on an applicable indice plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. In accordance with legislation enacted in 2006, lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all FFELP loans first originated on or after April 1, 2006.

(Dollars in thousands, except share amounts, unless otherwise noted)

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their special allowance payment formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

As of December 31, 2011 and 2010, the Company had $10.9 billion and $8.5 billion, respectively, of student loan assets that were earning fixed rate floor income. The following tables summarize the outstanding derivative investments used by the Company to economically hedge these loans.

	As of December 31, 2011	
Maturity	**Notional amount**	**Weighted average fixed rate paid by the Company (a)**
2013	$ 2,150,000	0.85%
2014	750,000	0.85
2015	100,000	2.26
2020	50,000	3.23
	$ 3,050,000	0.87%

	As of December 31, 2010	
Maturity	**Notional amount**	**Weighted average fixed rate paid by the Company (a)**
2011	$ 4,300,000	0.53%
2012	3,950,000	0.67
2013	650,000	1.07
2015	100,000	2.26
2020	50,000	3.23
	$ 9,050,000	0.66%

(a) For all interest rate derivatives, the Company receives discrete three-months LIBOR.

Interest rate swaps – unsecured debt hedges

On September 27, 2006, the Company issued $200.0 million aggregate principal amount of Junior Subordinated Hybrid Securities. As of December 31, 2011, $100.7 million of these notes were outstanding. The interest rate on the Hybrid Securities from the date they were issued through September 28, 2011 was 7.40%. Beginning September 29, 2011 through September 29, 2036, the interest rate on the Hybrid Securities is equal to three-month LIBOR plus 3.375%, payable quarterly. As of December 31, 2011 and 2010, the Company had the following derivatives outstanding that are used to effectively convert the variable interest rate on the Hybrid Securities to a fixed rate.

(Dollars in thousands, except share amounts, unless otherwise noted)

As of December 31, 2011

Notional amount (a)	Weighted average fixed rate paid by the Company (b)
$ 75,000	4.28%

As of December 31, 2010

Notional amount (a)	Weighted average fixed rate paid by the Company (b)
$ 100,000	4.27%

(a) The effective start date on $75 million (notional amount) of the derivatives outstanding is March 2012 with a maturity date of September 29, 2036.

(b) For all interest rate derivatives, the Company receives discrete three-month LIBOR.

Foreign Currency Exchange Risk

During 2006, the Company completed separate debt offerings of student loan asset-backed securities that included €420.5 million and €352.7 million Euro Notes with interest rates based on a spread to the EURIBOR index. As a result of these transactions, the Company is exposed to market risk related to fluctuations in foreign currency exchange rates between the U.S. dollar and Euro. The principal and accrued interest on these notes is re-measured at each reporting period and recorded on the Company's balance sheet in U.S. dollars based on the foreign currency exchange rate on that date. Changes in the principal and accrued interest amounts as a result of foreign currency exchange rate fluctuations are included in the "derivative market value and foreign currency adjustments and derivative settlements, net" in the Company's consolidated statements of income.

The Company entered into cross-currency interest rate swaps in connection with the issuance of the Euro Notes. Under the terms of these derivative instrument agreements, the Company receives from a counterparty a spread to the EURIBOR indice based on notional amounts of €420.5 million and €352.7 million and pays a spread to the LIBOR indice based on notional amounts of $500.0 million and $450.0 million, respectively. In addition, under the terms of these agreements, all principal payments on the Euro Notes will effectively be paid at the exchange rate in effect between the U.S. dollar and Euro as of the issuance of the notes.

The following table shows the income statement impact as a result of the re-measurement of the Euro Notes and the change in the fair value of the related derivative instruments. These items are included in "derivative market value and foreign currency adjustments and derivative settlements, net" on the accompanying consolidated statements of income.

	Year ended December 31,		
	2011	2010	2009
Re-measurement of Euro Notes	$ 32,706	80,721	(37,654)
Change in fair value of cross currency interest rate swaps	(14,287)	(74,899)	2,497
Total impact to statements of income - income (expense)	$ 18,419	5,822	(35,157)

The re-measurement of the Euro-denominated bonds generally correlates with the change in fair value of the cross-currency interest rate swaps. However, the Company will experience unrealized gains or losses related to the cross-currency interest rate swaps if the two underlying indices (and related forward curve) do not move in parallel. Management intends to hold the cross-currency interest rate swaps through the maturity of the Euro-denominated bonds.

(Dollars in thousands, except share amounts, unless otherwise noted)

Accounting for Derivative Financial Instruments

The Company records derivative instruments on the consolidated balance sheets as either an asset or liability measured at its fair value. Management has structured the majority of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. As a result, the change in fair value of the Company's derivatives at each reporting date are included in "derivative market value and foreign currency adjustments and derivative settlements, net" in the Company's consolidated statements of income. Changes or shifts in the forward yield curve and fluctuations in currency rates can significantly impact the valuation of the Company's derivatives. Accordingly, changes or shifts to the forward yield curve and fluctuations in currency rates will impact the financial position and results of operations of the Company.

Any proceeds received or payments made by the Company to terminate a derivative in advance of its expiration date, or to amend the terms of an existing derivative, are included in "derivative market value and foreign currency adjustments and derivative settlements, net" on the consolidated statements of income and are accounted for as a change in fair value of such derivative. During the years ended December 31, 2011, 2010, and 2009, the Company terminated and/or amended certain derivatives for net proceeds of $3.4 million in 2011, net proceeds of $12.0 million in 2010, and net payments of $11.2 million in 2009, respectively.

The following table summarizes the fair value of the Company's derivatives not designated as hedging:

	Fair value of asset derivatives		Fair value of liability derivatives	
	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
Average/discrete basis swaps	$ —	—	—	—
1:3 basis swaps	10,988	10,489	641	44
T-Bill/LIBOR basis swaps	—	—	—	201
Interest rate swaps - floor income hedges	592	10,569	18,384	15,372
Interest rate swaps - hybrid debt hedges	—	1,132	24,814	470
Cross-currency interest rate swaps	80,631	94,918	—	—
Other	8	1,238	1	2
Total	$ 92,219	118,346	43,840	16,089

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table summarizes the effect of derivative instruments in the consolidated statements of income. All gains and losses recognized in income related to the Company's derivative activity are included in "derivative market value and foreign currency and derivative settlements, net" on the consolidated statements of income.

	Year ended December 31,		
Derivatives not designated as hedging	**2011**	**2010**	**2009**
Settlements:			
Average/discrete basis swaps	$ —	140	11,483
1:3 basis swaps	1,446	1,194	21,231
T-Bill/LIBOR basis swaps	(253)	(47)	—
Interest rate swaps - floor income hedges	(20,246)	(19,618)	(2,020)
Interest rate swaps - hybrid debt hedges	(744)	(495)	—
Cross-currency interest rate swaps	11,877	5,109	8,631
Other	80	(547)	(39)
Total settlements - (expense) income	(7,840)	(14,264)	39,286
Change in fair value:			
Average/discrete basis swaps	(148)	406	(13,647)
1:3 basis swaps	1,114	6,133	12,587
T-Bill/LIBOR basis swaps	201	(101)	(101)
Interest rate swaps - floor income hedges	(12,169)	(8,992)	2,267
Interest rate swaps - hybrid debt hedges	(25,475)	(301)	1,817
Cross-currency interest rate swaps	(14,287)	(74,899)	2,497
Other	251	620	1,432
Total change in fair value - (expense) income	(50,513)	(77,134)	6,852
Re-measurement of Euro Notes (foreign currency transaction adjustment) - (expense) income	32,706	80,721	(37,654)
Derivative market value and foreign currency adjustments and derivative settlements, net - (expense) income	$ (25,647)	(10,677)	8,484

Derivative Instruments - Credit and Market Risk

By using derivative instruments, the Company is exposed to credit and market risk.

The Company attempts to manage credit and market risks associated with interest rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken and by entering into transactions with high-quality counterparties that are reviewed periodically by the Company's risk committee. As of December 31, 2011, all of the Company's derivative counterparties had investment grade credit ratings. The Company also has a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association, Inc. Master Agreement.

Credit Risk

When the fair value of a derivative contract is positive (an asset on the Company's balance sheet), this generally indicates that the counterparty would owe the Company if the derivative was settled. If the counterparty fails to perform, credit risk with such counterparty is equal to the extent of the fair value gain in the derivative less any collateral held by the Company. If the Company was unable to collect from a counterparty, it would have a loss equal to the amount the derivative is recorded on the consolidated balance sheet. As of December 31, 2011, the trustee for certain of the Company's asset-backed securities transactions held $73.4 million of collateral from the counterparty on the cross-currency interest rate swaps.

(Dollars in thousands, except share amounts, unless otherwise noted)

The Company considers counterparties' credit risk when determining the fair value of derivative positions on its exposure net of collateral. However, the Company does not use the collateral to offset fair value amounts recognized in the financial statements for derivative instruments.

Market Risk

When the fair value of a derivative instrument is negative (a liability on the Company's balance sheet), the Company would owe the counterparty if the derivative was settled and, therefore, has no immediate credit risk. If the negative fair value of derivatives with a counterparty exceeds a specified threshold, the Company may have to make a collateral deposit with the counterparty. The threshold at which the Company may be required to post collateral is dependent upon the Company's unsecured credit rating. At the Company's current unsecured credit rating (Standard and Poor: BBB- (stable outlook) and Moody's: Ba1 (stable outlook)), the Company has substantially collateralized its corporate derivative liability position with its counterparties. As such, further downgrades would not result in additional collateral requirements of a material nature. In addition, no counterparty has the right to terminate its contracts in the event of further downgrades. However, some long dated derivative contracts have mutual optional termination provisions that can be exercised in 2016 and 2021. The fair value of the derivatives with termination provisions as of December 31, 2011 was not significant. As of December 31, 2011, the Company had $34.0 million posted as collateral to derivative counterparties, which is included in "restricted cash and investments" in the Company's consolidated balance sheet.

Interest rate movements have an impact on the amount of collateral the Company is required to deposit with its derivative instrument counterparties. With the Company's current derivative portfolio, the Company does not currently anticipate any movement in interest rates having a material impact on its capital or liquidity profile, nor expects that any movement in interest rates would have a material impact on its ability to meet potential collateral deposits with its counterparties. Due to the existing low interest rate environment, the Company's exposure to downward movements in interest rates on its interest rate swaps is limited. In addition, the historical high correlation between 1-month and 3-month LIBOR and the limited notional amount of 1:3 Basis Swaps derivatives outstanding limits the Company's exposure to interest rate movements on these derivatives.

The Company's cross-currency interest rate swaps are derivatives entered into as a result of certain asset-backed security financings. These derivatives are entered into at the trust level with the counterparty. Trust related derivatives do not contain credit contingent features related to the Company or the trust's credit ratings.

7. Investments

A summary of investments and restricted investments follows:

	As of December 31,	
	2011	2010
Investments:		
Investments - trading securities (a)		
Student loan auction rate asset-backed securities	$ 42,412	11,861
Equity securities	6,847	6,250
Debt securities (b)	1,521	25,125
Total investments - trading securities	$ 50,780	43,236
Restricted Investments (c):		
Guaranteed investment contracts - held-to-maturity	$ 236,899	215,009

(a) The unrealized gain/loss on the Company's trading securities as of December 31, 2011 and 2010 was not significant.

(b) Debt securities include corporate, mortgage-backed security, and U.S. government bonds and U.S. Treasury securities.

(Dollars in thousands, except share amounts, unless otherwise noted)

(c) Restricted investments are included in "Restricted cash and investments" on the Company's consolidated balance sheets.

As of December 31, 2011 and 2010, the Company has $22.2 million and $22.4 million, respectively, of other investments included in "other assets" on the Company's consolidated balance sheets.

As of December 31, 2011, the stated maturities for the Company's held-to-maturity investments (restricted investments) are shown in the following table:

	Restricted investments
Year of Maturity:	
2017-2021	$ 27,355
After 2021	209,544
Total	$ 236,899

8. Intangible Assets and Goodwill

Intangible assets consist of the following:

	Weighted average remaining useful life as of December 31, 2011 (months)	As of December 31, 2011	2010
Amortizable intangible assets:			
Customer relationships (net of accumulated amortization of $59,893 and $47,770, respectively)	63	$ 23,240	28,576
Computer software (net of accumulated amortization of $5,103 and $2,419, respectively)	12	2,815	5,499
Trade names (net of accumulated amortization of $9,274 and $6,956, respectively)	12	2,319	4,637
Total - amortizable intangible assets	54	$ 28,374	38,712

The Company recorded amortization expense on its intangible assets of $17.1 million, $22.7 million, and $22.2 million for the years ended December 31, 2011, 2010, and 2009, respectively. The Company will continue to amortize intangible assets over their remaining useful lives. As of December 31, 2011, the Company estimates it will record amortization expense as follows:

2012	$ 18,632
2013	3,399
2014	2,102
2015	829
2016	639
2017 and thereafter	2,773
	$ 28,374

On January 8, 2010, the Company purchased certain assets of a software company that constituted a business combination. The initial consideration paid by the Company was $3.0 million in cash. In addition to the initial purchase price, additional payments are to be made by the Company based on certain operating results as defined in the purchase agreement. On February 1, 2011, the Company made an additional payment of $1.3 million. Additional contingent payments are payable in two annual installments due in March 2012 and March 2013 and, in total, are estimated by the Company to be $3.5 million as of December 31, 2011. The

(Dollars in thousands, except share amounts, unless otherwise noted)

estimated contingency payments are included in "other liabilities" on the Company's consolidated balance sheets. The contingent payments will be remeasured to fair value each reporting date until the contingency is resolved, with all changes in fair value being recognized in earnings. Substantially all of the purchase price was allocated to a computer software intangible asset that is being amortized over three years. There was no excess purchase price over net assets acquired (goodwill) recognized as a result of this acquisition.

On June 30, 2011, the Company purchased contracts with more than 370 K–12 schools to provide tuition payment plan services. The initial consideration paid by the Company was $6.9 million in cash. The initial purchase price is subject to adjustment based on customer retention. In September 2011, the Company received approximately $51,000 as an adjustment to the purchase price. The final adjustment to purchase price, if any, will occur on May 31, 2012. Substantially all of the purchase price was allocated to a customer relationship intangible asset that is being amortized over three years.

The change in the carrying amount of goodwill by operating segment was as follows:

	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Asset Generation and Management (a)	Total
Balance as of December 31, 2008	$ 8,596	58,086	66,613	41,883	175,178
Impairment charge	—	—	(31,461)	—	(31,461)
Balance as of December 31, 2009	8,596	58,086	35,152	41,883	143,717
Impairment charge	—	—	(26,599)	—	(26,599)
Balance as of December 31, 2010 and 2011	$ 8,596	58,086	8,553	41,883	117,118

(a) As a result of the Reconciliation Act of 2010, the Company no longer originates new (first disbursement) FFELP loans and net interest income of the Company's existing FFELP loan portfolio will decline over time as the Company's portfolio pays down. As a result, as this revenue stream winds down, goodwill impairment will be triggered for the Asset Generation and Management reporting unit due to the passage of time and depletion of projected cash flows stemming from its FFELP student loan portfolio. Other than the Asset Generation and Management reporting unit, management believes the elimination of FFELP will not have an adverse impact on the fair value of the Company's other reporting units.

The Company reviews goodwill for impairment annually. This annual review is completed by the Company as of November 30 of each year and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable.

2009 Annual Goodwill Impairment Test

As a result of the 2009 annual test, the Company recorded an impairment charge of $31.5 million related to its list marketing business. The Company's list marketing business had been negatively affected by the economic recession and deterioration of the direct-to-consumer student loan market. In addition, during the fourth quarter of 2009, the Company recognized an impairment charge of $1.2 million on certain intangible assets related to its list marketing business. These charges are included in “impairment expense” in the Company's consolidated statements of income. Information related to the impairment charge follows:

Asset	Operating segment	Impairment charge
Amortizable intangible assets:		
Customer relationships	Enrollment Services	$ 584
Trade names	Enrollment Services	506
Covenants not to compete	Enrollment Services	21
Other	Enrollment Services	156
Goodwill	Enrollment Services	31,461
Total impairment charge		$ 32,728

(Dollars in thousands, except share amounts, unless otherwise noted)

2010 Annual Goodwill Impairment Test

As a result of the 2010 annual goodwill impairment test, the Company recorded impairment charges at two reporting units included in the Enrollment Services operating segment. These charges consisted of $23.9 million related to its interactive marketing business and $2.7 million related to its list marketing business. After recording these charges, no goodwill remained at these two reporting units. These charges are included in “impairment expense” in the Company's consolidated statements of income.

The Company determined legislation and related public scrutiny at for-profit schools may negatively affect enrollments at these schools which could impact future revenue, operating margins, and cash flows related to the Company's interactive marketing business. In addition, the Company's list marketing business continued to be negatively affected by the economic recession and deterioration of the direct-to-consumer market.

With the exception of these two reporting units, as of November 30, 2010, the fair value of each of the Company's reporting units significantly exceeded the carrying value of the net assets assigned to that unit and the Company was not required to perform further testing for impairment.

2011 Annual Goodwill Impairment Test

As further discussed in note 2, "Summary of Significant Accounting Policies and Practices," as of November 30, 2011, the Company assessed qualitative factors and concluded it was not more likely than not that the fair value of its reporting units were less than their carrying amount. As such, the Company was not required to perform the two-step impairment test and determined there was no impairment of goodwill.

9. Property and Equipment

Property and equipment consisted of the following:

		As of December 31,	
	Useful life	**2011**	**2010**
Computer equipment and software	1-5 years	$ 79,895	78,929
Office furniture and equipment	3-7 years	10,607	10,481
Leasehold improvements	1-15 years	7,321	8,037
Transportation equipment	3-10 years	3,766	3,766
Buildings	5-39 years	9,144	8,490
Land	—	700	700
		111,433	110,403
Accumulated depreciation		76,614	79,830
		$ 34,819	30,573

Depreciation expense for the years ended December 31, 2011, 2010, and 2009 related to property and equipment was $9.9 million, $8.9 million, and $13.4 million, respectively.

10. Shareholders' Equity

Classes of Common Stock

The Company's common stock is divided into two classes. The Class B common stock has ten votes per share and the Class A common stock has one vote per share. Each Class B share is convertible at any time at the holder's option into one Class A share. With the exception of the voting rights and the conversion feature, the Class A and Class B shares are identical in terms of other rights, including dividend and liquidation rights.

Stock Repurchases

The Company has a stock repurchase program that expires on May 24, 2012 in which it can repurchase shares of the Company's Class A common stock on the open market, through private transactions, or otherwise. Shares repurchased by the Company during 2011, 2010, and 2009 are shown in the table below.

	Total shares repurchased	Purchase price (in thousands)	Average price of shares repurchased (per share)
Year ended December 31, 2011	1,436,423	$ 27,134	$ 18.89
Year ended December 31, 2010	1,866,332	39,805	21.33
Year ended December 31, 2009	38,429	430	11.16

As of December 31, 2011, 1.6 million shares may still be purchased under the Company's stock repurchase program

Contingent Consideration - infiNET Integrated Solutions, Inc. ("infiNET")

In 2004, the Company purchased 50% of the stock of infiNET and, in 2006, purchased the remaining 50% of infiNET's stock. infiNET provides software for customer-focused electronic transactions, information sharing, and electronic account and bill presentment for colleges and universities. Consideration for the purchase of the remaining 50% of the stock of infiNET included 95,380 restricted shares of the Company's Class A common stock. The purchase agreement provided that the 95,380 shares of Class A common stock issued in the acquisition were subject to stock price guaranty provisions whereby if on or about February 28, 2011 the average market trading price of the Class A common stock was less than $104.8375 per share and had not exceeded that price for any 25 consecutive trading days during the 5-year period from the closing of the acquisition to February 28, 2011, then the Company was required to pay additional cash to the sellers of infiNET for each share of Class A common stock issued in an amount representing the difference between $104.8375 less the greater of $41.9335 or the gross sales price such seller obtained from a sale of the shares occurring subsequent to February 28, 2011. On February 28, 2011, the Company paid $5.9 million in cash to satisfy this obligation. This payment was recorded by the Company as a reduction to additional paid-in capital.

11. Earnings per Common Share

Presented below is a summary of the components used to calculate basic and diluted earnings per share. The Company applies the two-class method of computing earnings per share, which requires the calculation of separate earnings per share amounts for unvested share-based awards and for common stock. Unvested share-based awards that contain nonforfeitable rights to dividends are considered securities which participate in undistributed earnings with common stock. Earnings per share attributable to common stock is shown in the table below.

(Dollars in thousands, except share amounts, unless otherwise noted)

A reconciliation of weighted average shares outstanding follows:

	Year ended December 31,		
	2011	2010	2009
Net income attributable to Nelnet, Inc.	$ 204,335	189,034	139,125
Less earnings allocated to holders of unvested restricted stock	1,263	1,218	889
Net income available to common stockholders	$ 203,072	187,816	138,236
Weighted average common shares outstanding - basic	47,860,824	49,127,934	49,484,816
Dilutive effect of the assumed vesting of restricted stock awards	186,845	198,752	200,327
Weighted average common shares outstanding - diluted	48,047,669	49,326,686	49,685,143
Basic earnings per common share	$ 4.24	3.82	2.79
Diluted earnings per common share	$ 4.23	3.81	2.78

Included in the Company's weighted average shares outstanding during the years ended December 31, 2011, 2010, and 2009 are 117,361 shares, 101,253 shares, and 96,622 shares, respectively, of restricted stock units issued to certain associates of the Company and restricted stock units that will be issued to nonemployee directors upon their termination from the board of directors under the Company's nonemployee directors' compensation plan (see note 18, "Stock Based Compensation Plans - Non-employee Directors Compensation Plan.")

There were no shares that were antidilutive and not included in average shares outstanding for the diluted earnings per share calculation.

12. Income Taxes

The Company is subject to income taxes in the United States and Canada. Significant judgment is required in evaluating the Company's tax positions and determining the provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain.

As required by the Income Taxes Topic of the FASB Accounting Standards Codification, the Company recognizes in the consolidated financial statements only those tax positions determined to be more likely than not of being sustained upon examination, based on the technical merits of the positions. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

As of December 31, 2011, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $21.8 million which is included in "other liabilities" on the consolidated balance sheet. Of this total, $15.0 million (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. The Company currently anticipates uncertain tax positions will decrease by $2.3 million prior to December 31, 2012 as a result of a lapse of applicable statute of limitations, settlements, correspondence with examining authorities, and recognition or measurement considerations with federal and state jurisdictions; however, actual developments in this area could differ from those currently expected. Of the $2.3 million anticipated decrease, $1.8 million, if recognized, would affect the Company's effective tax rate. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits follows:

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31,	
	2011	2010
Gross balance - beginning of year	$ 10,546	8,629
Additions based on tax positions of prior years	7,898	401
Additions based on tax positions related to the current year	4,359	2,383
Settlements with taxing authorities	—	—
Reductions for tax positions of prior years	(417)	(750)
Reductions based on tax positions related to the current year	—	—
Reductions due to lapse of applicable statute of limitations	(592)	(117)
Gross balance - end of year	$ 21,794	10,546

All of the reductions due to the lapse of statute of limitations and for prior year tax positions shown above impacted the effective tax rate.

The Company's policy is to recognize interest and penalties accrued on uncertain tax positions as part of interest expense and other expense, respectively. As of December 31, 2011 and 2010, $2.4 million and $1.7 million in accrued interest and penalties, respectively, were included in "other liabilities" on the consolidated balance sheets. The Company recognized interest expense related to uncertain tax positions of $0.7 million and $0.3 million for the years ended December 31, 2011 and 2010, respectively, and interest income of $0.6 million for the year ended December 31, 2009. Penalties were accrued in the amount of $0.2 million in both 2010 and 2009. The amount of penalties accrued in 2011 was not significant. The impact of timing differences and tax attributes are considered when calculating interest and penalty accruals associated with the unrecognized tax benefits.

The Company and its subsidiaries file a consolidated federal income tax return in the U.S. and the Company or one of its subsidiaries files income tax returns in various state, local, and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years prior to 2008. The Company is no longer subject to U.S. state/local income tax examinations by tax authorities prior to 2004. As of December 31, 2011, the tax years subject to examination by a significant jurisdiction are as follows:

U.S. Federal	2008 and 2009
California	2004 through 2009

The provision for income taxes consists of the following components:

	Year ended December 31,		
	2011	2010	2009
Current:			
Federal	$ 123,737	102,162	88,413
State	1,354	6,827	7,194
Foreign	87	158	23
Total current provision	125,178	109,147	95,630
Deferred:			
Federal	(6,606)	272	(15,947)
State	(1,116)	4,009	(3,111)
Foreign	(4)	(8)	1
Total deferred (benefit) provision	(7,726)	4,273	(19,057)
Provision for income tax expense	$ 117,452	113,420	76,573

(Dollars in thousands, except share amounts, unless otherwise noted)

The differences between the income tax provision computed at the statutory federal corporate tax rate and the financial statement provision for income taxes are shown below:

	Year ended December 31,		
	2011	2010	2009
Tax expense at federal rate	35.0 %	35.0 %	35.0 %
Increase (decrease) resulting from:			
State tax, net of federal income tax benefit	0.9	2.2	1.9
Provision of uncertain federal and state tax matters	1.1	0.4	—
Tax credits	(0.4)	(0.2)	(0.4)
Valuation allowance	(0.3)	0.1	(0.6)
Other	0.2	—	(0.4)
Effective tax rate	36.5 %	37.5 %	35.5 %

The Company's net deferred income tax liability, which is included in "other liabilities" on the consolidated balance sheets, consists of the following components:

	As of December 31,	
	2011	2010
Deferred tax assets:		
Student loans	$ 23,605	21,413
Intangible assets	23,476	20,578
Accrued expenses	3,282	4,981
Net operating loss carryforwards	680	2,081
Stock compensation	867	899
Deferred revenue	2,625	734
Foreign tax credit	397	721
Bond issuance costs	656	667
Other	—	55
Total gross deferred tax assets	55,588	52,129
Less valuation allowance	(250)	(1,161)
Deferred tax assets	55,338	50,968
Deferred tax liabilities:		
Loan origination services	31,576	36,878
Debt repurchases	30,637	33,391
Basis in certain derivative contracts	4,420	10,644
Depreciation	5,819	2,215
Other	454	53
Deferred tax liabilities	72,906	83,181
Net deferred income tax liability	$ 17,568	32,213

The Company has performed an evaluation of the recoverability of deferred tax assets. In assessing the realizability of the Company's deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected taxable income, carry back opportunities, and tax planning strategies in making the assessment of the amount of the valuation allowance. With the exception of a portion of the Company's state net operating loss, it is management's opinion

(Dollars in thousands, except share amounts, unless otherwise noted)

that it is more likely than not that the deferred tax assets will be realized and should not be reduced by a valuation allowance. The amount of deferred tax assets considered realizable; however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. As of December 31, 2011, various subsidiaries have state net operating loss carry forwards of $11.6 million expiring at various times through 2030 and foreign tax credit carry forwards of $0.4 million expiring in 2018. A valuation allowance has been established at December 31, 2011 and 2010 of $0.3 million and $1.2 million, respectively, to reduce deferred income tax assets to amounts expected to be realized. The net change in the valuation allowance for the year ended December 31, 2011 was a decrease of $0.9 million, which affected the Company's effective tax rate. Certain events occurred during the year which, in the judgment of management, changed the level of the Company's state net operating loss and foreign tax credit carry forwards expected to be realized.

During 2010, the Company recorded a $55.0 million pre-tax charge related to a legal settlement. Prior to the Company filing its 2010 U.S. Federal income tax return, it executed a binding agreement with the Internal Revenue Service concluding that the settlement payment was deductible as an ordinary and necessary business expense. See note 15, "Legal Proceedings," for additional information on this settlement.

As of December 31, 2011 and 2010, current income taxes receivable of $5.6 million and current income taxes payable of $2.6 million are included in "other assets" and "other liabilities," respectively, on the consolidated balance sheets.

13. Restructuring Charges

Restructuring Charge - Legislative Impact (2009 Restructuring Plan)

On May 8, 2009, as a result of the continued challenges in the economy and legislative changes in the student loan industry, the Company adopted a plan to further streamline its operations by continuing to reduce its geographic footprint and consolidate servicing operations and related support services.

Management developed a restructuring plan that resulted in lower costs and provided enhanced synergies through cross training, career development, and simplified communications. The Company simplified its operating structure to leverage its larger facilities and technology by closing certain offices and downsizing its presence in certain geographic locations. Approximately 300 associates were impacted by this restructuring plan. However, the majority of these functions were relocated to the Company's Lincoln headquarters and Denver offices. Implementation of the plan began immediately and was completed during the third quarter of 2010.

The total charge to earnings associated with this restructuring plan was $11.7 million, of which $7.3 million and $4.4 million was recognized in 2009 and 2010, respectively. The majority of this restructuring charge and related activity impacted the Company's Student Loan and Guaranty Servicing operating segment. See note 14, "Segment Reporting," which identifies the income statement impact of this restructuring for each operating segment.

(Dollars in thousands, except share amounts, unless otherwise noted)

Selected information related to the restructuring charge follows:

	2009 Restructuring Plan		2008 Restructuring Plan (a)	2007 Restructuring Plan (b)	
	Employee termination benefits	Lease terminations	Lease terminations	Lease terminations	Total
Restructuring accrual as of December 31, 2008	$ —	—	589	2,891	3,480
Restructuring costs recognized in 2009	4,247	3,031	—	—	7,278
Adjustment from initial estimate of charges	—	—	12	692	704
Cash payments	(898)	(605)	(250)	(650)	(2,403)
Restructuring accrual as of December 31, 2009	3,349	2,426	351	2,933	9,059
Restructuring costs recognized in 2010	1,069	3,360	—	—	4,429
Adjustment from initial estimate of charges	—	—	—	1,639	1,639
Cash payments	(3,380)	(2,332)	(128)	(1,207)	(7,047)
Restructuring accrual as of December 31, 2010	1,038	3,454	223	3,365	8,080
Cash payments	(683)	(1,387)	(223)	(1,541)	(3,834)
Restructuring accrual as of December 31, 2011	$ 355	2,067	—	1,824	4,246

(a) During, 2008, the Company announced a plan to reduce operating expenses related to its student loan origination and related businesses as a result of ongoing disruptions in the credit markets. This restructuring plan was completed during the second quarter of 2008.

(b) During 2007, the Company initiated a restructuring plan to modify its student loan business model in advance of the enactment of the College Cost Reduction Act, which impacted the FFEL Program. This restructuring plan was completed as of December 31, 2007.

The restructuring accrual as of December 31, 2011 and 2010 is included in "other liabilities" on the consolidated balance sheets.

14. Segment Reporting

The Company earns fee-based revenue through its Student Loan and Guaranty Servicing, Tuition Payment Processing and Campus Commerce, and Enrollment Services operating segments. In addition, the Company earns interest income on its student loan portfolio in its Asset Generation and Management operating segment. The Company's operating segments are defined by the products and services they offer and the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. See note 1, "Description of Business," for a description of each operating segment.

The accounting policies of the Company's operating segments are the same as those described in the summary of significant accounting policies. Intersegment revenues are charged by a segment to another segment that provides the product or service. Intersegment revenues and expenses are included within each segment consistent with the income statement presentation provided to management. Changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial information. In 2010, the Company began allocating certain corporate overhead expenses to the individual operating segments. These expenses include certain corporate activities related to executive management, human resources, accounting, legal, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services. These allocations were not made in 2009, and thus are not reflected in the 2009 segment operating results.

Segment Operating Results – "Base Net Income"

The tables below include the operating results of each of the Company's operating segments. Management, including the chief operating decision maker, evaluates the performance of the Company's operating segments based on their profitability. Management measures the profitability of the Company's operating segments based on "base net income." Accordingly, information regarding the Company's operating segments is provided based on "base net income." The Company's "base net income" is not a defined term within generally accepted accounting principles and may not be comparable to similarly titled measures reported by other companies. Unlike financial accounting, there is no comprehensive, authoritative guidance for management reporting. While "base net income" is not a substitute for reported results under GAAP, the Company relies on "base net income" to manage each operating segment because it believes this measure provides additional information regarding the operational and performance indicators that are most closely assessed by management.

"Base net income" is the primary financial performance measure used by management to develop the Company's financial plans, track results, and establish corporate performance targets and incentive compensation. Management believes this information provides additional insight into the financial performance of the core business activities of the Company's operating segments. Accordingly, the tables presented below reflect "base net income," which is the operating measure reviewed and utilized by management to manage the business, allocate resources, and evaluate performance. Reconciliations of the segment totals to the Company's operating results in accordance with GAAP are also included in the tables below.

Corporate Activity and Overhead

Included in the tables below are certain corporate activities ("Corporate Activity and Overhead"). Corporate Activity and Overhead includes the following items:

- Income earned on certain investment activities
- Interest expense incurred on unsecured debt transactions
- Other products and service offerings that are not considered operating segments

Corporate Activities also includes certain corporate activities and overhead functions related to executive management, human resources, accounting and finance, legal, and marketing. Beginning in 2010, these costs were allocated to each operating segment based on estimated use of such activities and services.

Income Taxes

For segment reporting, income taxes are applied based on 38% of income (loss) before taxes for each individual operating segment. The difference between the consolidated income tax expense and the sum of taxes calculated for each operating segment is included in income taxes in Corporate Activity and Overhead.

Reclassifications

Certain operating segment amounts previously reported have been reclassified to conform to the current period presentation. These reclassifications include reclassifying "software services revenue" to "loan and guaranty servicing revenue" and reclassifying "depreciation and amortization," "impairment expense," "restructure expense," and "litigation settlement," which were previously included in "other expenses." These reclassifications had no effect on any of the segments net income.

(Dollars in thousands, except share amounts, unless otherwise noted)

Segment Results and Reconciliations to GAAP

	Year ended December 31, 2011									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations	Base Net Income	Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 58	21	—	79	590,736	5,074	(3,035)	592,854	—	592,854
Interest expense	—	—	—	—	221,675	9,649	(3,035)	228,289	—	228,289
Net interest income (loss)	58	21	—	79	369,061	(4,575)	—	364,565	—	364,565
Less provision for loan losses	—	—	—	—	21,250	—	—	21,250	—	21,250
Net interest income (loss) after provision for loan losses	58	21	—	79	347,811	(4,575)	—	343,315	—	343,315
Other income (expense):										
Loan and guaranty servicing revenue	175,657	—	—	175,657	—	—	—	175,657	—	175,657
Intersegment servicing revenue	69,037	—	—	69,037	—	—	(69,037)	—	—	—
Tuition payment processing and campus commerce revenue	—	67,797	—	67,797	—	—	—	67,797	—	67,797
Enrollment services revenue	—	—	130,470	130,470	—	—	—	130,470	—	130,470
Other income	—	—	—	—	15,416	14,097	—	29,513	—	29,513
Gain on sale of loans and debt repurchases	—	—	—	—	1,433	6,907	—	8,340	—	8,340
Derivative market value and foreign currency adjustments	—	—	—	—	—	—	—	—	(17,807)	(17,807)
Derivative settlements, net	—	—	—	—	(7,228)	(612)	—	(7,840)	—	(7,840)
Total other income (expense)	244,694	67,797	130,470	442,961	9,621	20,392	(69,037)	403,937	(17,807)	386,130
Operating expenses:										
Salaries and benefits	102,878	30,070	25,155	158,103	2,791	17,057	—	177,951	—	177,951
Cost to provide enrollment services	—	—	86,548	86,548	—	—	—	86,548	—	86,548
Depreciation and amortization	6,843	1,174	3,204	11,221	—	1,398	—	12,619	17,125	29,744
Other	60,442	10,192	9,425	80,059	13,381	19,975	—	113,415	—	113,415
Intersegment expenses, net	4,776	4,714	3,521	13,011	70,018	(13,992)	(69,037)	—	—	—
Total operating expenses	174,939	46,150	127,853	348,942	86,190	24,438	(69,037)	390,533	17,125	407,658
Income (loss) before income taxes and corporate overhead allocation	69,813	21,668	2,617	94,098	271,242	(8,621)	—	356,719	(34,932)	321,787
Corporate overhead allocation	(4,138)	(1,379)	(1,379)	(6,896)	(6,896)	13,792	—	—	—	—
Income (loss) before income taxes	65,675	20,289	1,238	87,202	264,346	5,171	—	356,719	(34,932)	321,787
Income tax (expense) benefit	(24,955)	(7,709)	(471)	(33,135)	(100,451)	2,860	—	(130,726)	13,274	(117,452)
Net income (loss)	$ 40,720	12,580	767	54,067	163,895	8,031	—	225,993	(21,658)	204,335
Total assets	$ 123,307	157,444	45,738	326,489	25,821,806	24,735	(320,813)	25,852,217	—	25,852,217

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31, 2010									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations	Base Net Income	Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 62	32	—	94	600,098	8,109	(4,370)	603,931	—	603,931
Interest expense	—	—	—	—	215,339	21,891	(4,370)	232,860	—	232,860
Net interest income (loss)	62	32	—	94	384,759	(13,782)	—	371,071	—	371,071
Less provision for loan losses	—	—	—	—	22,700	—	—	22,700	—	22,700
Net interest income (loss) after provision for loan losses	62	32	—	94	362,059	(13,782)	—	348,371	—	348,371
Other income (expense):										
Loan and guaranty servicing revenue	158,838	—	—	158,838	—	(254)	—	158,584	—	158,584
Intersegment servicing revenue	85,342	—	—	85,342	—		(85,342)	—	—	—
Tuition payment processing and campus commerce revenue	—	59,824	—	59,824	—	—	—	59,824	—	59,824
Enrollment services revenue	—	—	139,897	139,897	—	—	—	139,897	—	139,897
Other income	519	—	—	519	18,639	12,152	—	31,310	—	31,310
Gain on sale of loans and debt repurchases	—	—	—	—	73,709	4,922	—	78,631	—	78,631
Derivative market value and foreign currency adjustments	—	—	—	—	—	—	—	—	3,587	3,587
Derivative settlements, net	—	—	—	—	(13,336)	(928)	—	(14,264)	—	(14,264)
Total other income (expense)	244,699	59,824	139,897	444,420	79,012	15,892	(85,342)	453,982	3,587	457,569
Operating expenses:										
Salaries and benefits	95,293	27,180	24,827	147,300	4,524	15,849	(1,662)	166,011	—	166,011
Cost to provide enrollment services	—	—	91,647	91,647	—	—	—	91,647	—	91,647
Depreciation and amortization	5,179	1,333	7,359	13,871	3	1,826	—	15,700	22,744	38,444
Impairment expense	—	—	26,599	26,599	—	—	—	26,599	—	26,599
Restructure expense	6,040	—	—	6,040	—	(20)	—	6,020	—	6,020
Litigation settlement	—	—	—	—	—	55,000	—	55,000	—	55,000
Other	60,061	9,531	10,681	80,273	12,749	26,743	—	119,765	—	119,765
Intersegment expenses, net	5,221	3,579	2,461	11,261	85,278	(12,859)	(83,680)	—	—	—
Total operating expenses	171,794	41,623	163,574	376,991	102,554	86,539	(85,342)	480,742	22,744	503,486
Income (loss) before income taxes and corporate overhead allocation	72,967	18,233	(23,677)	67,523	338,517	(84,429)	—	321,611	(19,157)	302,454
Corporate overhead allocation	(5,856)	(1,952)	(1,952)	(9,760)	(9,759)	19,519	—	—	—	—
Income (loss) before income taxes	67,111	16,281	(25,629)	57,763	328,758	(64,910)	—	321,611	(19,157)	302,454
Income tax (expense) benefit	(25,502)	(6,189)	9,740	(21,951)	(124,928)	26,179	—	(120,700)	7,280	(113,420)
Net income (loss)	$ 41,609	10,092	(15,889)	35,812	203,830	(38,731)	—	200,911	(11,877)	189,034
Additional information:										
Net income (loss)	$ 41,609	10,092	(15,889)	35,812	203,830	(38,731)	—	200,911		
Plus: Litigation settlement	—	—	—	—	—	55,000	—	55,000		
Plus: Restructure expense	6,040	—	—	6,040	—	(20)	—	6,020		
Plus: Impairment expense	—	—	26,599	26,599	—	—	—	26,599		
Less: Net tax effect	(2,295)	—	(10,108)	(12,403)	—	(20,892)	—	(33,295)		
Net income (loss), excluding litigation settlement, restructure expense, and impairment expense	$ 45,354	10,092	602	56,048	203,830	(4,643)	—	255,235		
Total assets	$ 133,103	121,817	52,999	307,919	26,008,867	11,970	(434,864)	25,893,892	—	25,893,892

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31, 2009									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations	Base Net Income	Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 112	62	—	174	609,143	5,391	(2,003)	612,705	7,502	620,207
Interest expense	—	—	—	—	357,930	28,935	(2,003)	384,862	—	384,862
Net interest income (loss)	112	62	—	174	251,213	(23,544)	—	227,843	7,502	235,345
Less provision for loan losses	—	—	—	—	29,000	—	—	29,000	—	29,000
Net interest income (loss) after provision for loan losses	112	62	—	174	222,213	(23,544)	—	198,843	7,502	206,345
Other income (expense):										
Loan and guaranty servicing revenue	131,437	—	—	131,437	—	(1,526)	—	129,911	—	129,911
Intersegment servicing revenue	85,048	—	—	85,048	—	—	(85,048)	—	—	—
Tuition payment processing and campus commerce revenue	—	53,894	—	53,894	—	—	—	53,894	—	53,894
Enrollment services revenue	—	—	119,397	119,397	—	—	—	119,397	—	119,397
Other income	644	—	—	644	17,169	8,656	—	26,469	—	26,469
Gain on sale of loans and debt repurchases	—	—	—	—	63,676	13,155	—	76,831	—	76,831
Derivative market value and foreign currency adjustments	—	—	—	—	—	—	—	—	(30,802)	(30,802)
Derivative settlements, net	—	—	—	—	39,286	—	—	39,286	—	39,286
Total other income (expense)	217,129	53,894	119,397	390,420	120,131	20,285	(85,048)	445,788	(30,802)	414,986
Operating expenses:										
Salaries and benefits	84,405	25,549	23,222	133,176	6,767	16,639	(5,456)	151,126	159	151,285
Cost to provide enrollment services	—	—	74,926	74,926	—	—	—	74,926	—	74,926
Depreciation and amortization	9,025	1,484	3,959	14,468	9	1,770	—	16,247	22,249	38,496
Impairment expense	—	—	32,728	32,728	—	—	—	32,728	—	32,728
Restructure expense	7,715	—	—	7,715	—	267	—	7,982	—	7,982
Other	41,708	8,158	9,267	59,133	19,557	21,526	—	100,216	—	100,216
Intersegment expenses, net	4,299	2,563	1,566	8,428	81,335	(10,171)	(79,592)	—	—	—
Total operating expenses	147,152	37,754	145,668	330,574	107,668	30,031	(85,048)	383,225	22,408	405,633
Income (loss) before income taxes and corporate overhead allocation	70,089	16,202	(26,271)	60,020	234,676	(33,290)	—	261,406	(45,708)	215,698
Corporate overhead allocation	—	—	—	—	—	—	—	—	—	—
Income (loss) before income taxes	70,089	16,202	(26,271)	60,020	234,676	(33,290)	—	261,406	(45,708)	215,698
Income tax (expense) benefit	(26,636)	(6,156)	9,984	(22,808)	(89,178)	19,186	—	(92,800)	16,227	(76,573)
Net income (loss)	$ 43,453	10,046	(16,287)	37,212	145,498	(14,104)	—	168,606	(29,481)	139,125
Additional information:										
Net income (loss)	$ 43,453	10,046	(16,287)	37,212	145,498	(14,104)	—	168,606		
Plus: Restructure expense	7,715	—	—	7,715	—	267	—	7,982		
Plus: Impairment expense	—	—	32,728	32,728	—	—	—	32,728		
Less: Net tax effect	(2,932)	—	(12,437)	(15,369)	—	917	—	(14,452)		
Net income (loss), excluding restructure and impairment expense	$ 48,236	10,046	4,004	62,286	145,498	(12,920)	—	194,864		
Total assets	$ 146,530	114,581	76,140	337,251	25,899,946	12,201	(372,971)	25,876,427	—	25,876,427

(Dollars in thousands, except share amounts, unless otherwise noted)

The adjustments required to reconcile from the Company's "base net income" measure to its GAAP results of operations relate to items that are excluded from management's evaluation of the Company's operating results. The following tables reflect adjustments associated with these items by operating segment and Corporate Activity and Overhead:

	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Asset Generation and Management	Corporate Activity and Overhead	Total
	Year ended December 31, 2011					
Derivative market value and foreign currency adjustments (a)	$ —	—	—	(7,571)	25,378	17,807
Amortization of intangible assets (b)	8,470	5,005	3,650	—	—	17,125
Compensation related to business combinations (c)	—	—	—	—	—	—
Variable-rate floor income, net of settlements on derivatives (d)	—	—	—	—	—	—
Net tax effect (e)	(3,219)	(1,902)	(1,387)	2,877	(9,643)	(13,274)
Total adjustments to GAAP	$ 5,251	3,103	2,263	(4,694)	15,735	21,658
	Year ended December 31, 2010					
Derivative market value and foreign currency adjustments (a)	$ —	—	—	(3,046)	(541)	(3,587)
Amortization of intangible assets (b)	8,576	5,756	8,412	—	—	22,744
Compensation related to business combinations (c)	—	—	—	—	—	—
Variable-rate floor income, net of settlements on derivatives (d)	—	—	—	—	—	—
Net tax effect (e)	(3,259)	(2,189)	(3,199)	1,157	210	(7,280)
Total adjustments to GAAP	$ 5,317	3,567	5,213	(1,889)	(331)	11,877
	Year ended December 31, 2009					
Derivative market value and foreign currency adjustments (a)	$ —	—	—	34,569	(3,767)	30,802
Amortization of intangible assets (b)	4,848	7,440	9,961	—	—	22,249
Compensation related to business combinations (c)	—	—	—	—	159	159
Variable-rate floor income, net of settlements on derivatives (d)	—	—	—	(7,502)	—	(7,502)
Net tax effect (e)	(1,842)	(2,827)	(3,787)	(10,285)	2,514	(16,227)
Total adjustments to GAAP	$ 3,006	4,613	6,174	16,782	(1,094)	29,481

(a) Derivative market value and foreign currency adjustments: "Base net income" excludes the periodic unrealized gains and losses that are caused by the change in fair value on derivatives used in the Company's risk management strategy in which the Company does not qualify for "hedge treatment" under GAAP. Included in "base net income" are the economic effects of the Company's derivative instruments, which includes any cash paid or received being recognized as an expense or revenue upon actual derivative settlements. "Base net income" also excludes the foreign currency transaction gains or losses caused by the re-measurement of the Company's Euro-denominated bonds to U.S. dollars.

(b) Amortization of intangible assets: "Base net income" excludes the amortization of acquired intangibles.

(c) Compensation related to business combinations: The Company has structured certain business combinations in which the consideration paid has been dependent on the sellers' continued employment with the Company. As such, the value

(Dollars in thousands, except share amounts, unless otherwise noted)

of the consideration paid is recognized as compensation expense by the Company over the term of the applicable employment agreement. The compensation expense related to existing agreements was fully expensed in 2009. "Base net income" excludes this expense.

(d) Variable-rate floor income: Loans that reset annually on July 1 can generate excess spread income compared with the rate based on the special allowance payment formula in declining interest rate environments. The Company refers to this additional income as variable-rate floor income. The Company excludes variable-rate floor income, net of settlements paid on derivatives used to hedge student loan assets earning variable-rate floor income, from its "base net income" since the timing and amount of variable-rate floor income (if any) is uncertain, it has been eliminated by legislation for all loans originated on and after April 1, 2006, and it is in excess of expected spreads. In addition, because variable-rate floor income is subject to the underlying rate for the subject loans being reset annually on July 1, it is a factor beyond the Company's control which can affect the period-to-period comparability of results of operations.

(e) Income taxes are applied based on 38% for the individual operating segments.

15. Legal Proceedings

General

The Company is subject to various claims, lawsuits, and proceedings that arise in the normal course of business. These matters principally consist of claims by student loan borrowers disputing the manner in which their student loans have been processed and disputes with other business entities. In addition, from time to time, the Company receives information and document requests from state or federal regulators concerning its business practices. The Company cooperates with these inquiries and responds to the requests. While the Company cannot predict the ultimate outcome of any inquiry or investigation, the Company believes its activities have materially complied with applicable law, including the Higher Education Act, the rules and regulations adopted by the Department of Education thereunder, and the Department's guidance regarding those rules and regulations. On the basis of present information, anticipated insurance coverage, and advice received from counsel, it is the opinion of the Company's management that the disposition or ultimate determination of these claims, lawsuits, and proceedings will not have a material adverse effect on the Company's business, financial position, or results of operations.

Bais Yaakov of Spring Valley v. Peterson's Nelnet, LLC

On January 4, 2011, a complaint against Peterson's Nelnet, LLC ("Peterson's"), a subsidiary of the Company, was filed in the U.S. federal District Court for the District of New Jersey (the "District Court"). The complaint alleges that Peterson's sent six advertising faxes to the named plaintiff in 2008-2009 that were not the result of express invitation or permission granted by the plaintiff and did not include certain opt out language. The complaint also alleges that such faxes violated the federal Telephone Consumer Protection Act (the "TCPA"), purportedly entitling the plaintiff to $500 per violation, trebled for willful violations for each of the six faxes. The complaint further alleges that Peterson's had sent putative class members more than 10,000 faxes that violated the TCPA, amounting to more than $5 million in statutory penalty damages and more than $15 million if trebled for willful violations. The complaint seeks to establish a class action for two different classes of plaintiffs: Class A, to whom Peterson's sent unsolicited fax advertisements containing opt out notices similar to those contained in the faxes received by the named plaintiff; and Class B, to whom Peterson's sent fax advertisements containing opt out notices similar to those contained in the faxes received by the named plaintiff. As of the filing date of this report, the District Court has not established or recognized any class.

On February 16, 2011, Peterson's filed a motion to dismiss the complaint based on a lack of federal question or diversity jurisdiction with respect to the complaint, which was denied by the District Court on April 15, 2011, shortly after a similar motion to dismiss that had been granted in an unrelated case involving alleged TCPA violations related to faxes was reversed by the U.S. Court of Appeals for the Third Circuit (the "Appeals Court"), which has jurisdiction over the District Court. On April 29, 2011, Peterson's filed an answer to the complaint, but also filed a motion for reconsideration of the motion to dismiss. On May 17, 2011, the Appeals Court granted a petition for rehearing of the motion to dismiss in the unrelated TCPA fax case, and on May 31, 2011, Peterson's filed a motion for stay pending the outcome of that rehearing. On September 12, 2011, the motion for stay was granted, and the motion for reconsideration was denied by the District Court. On September 20, 2011, the named plaintiff filed a motion for reconsideration of the District Court's order, and at a hearing on November 22, 2011 the District Court ordered counsel to submit a proposed order to modify the stay for a limited third party subpoena, which the District Court approved on December 5, 2011. On January 18, 2012, the U.S. Supreme Court issued a decision in an unrelated TCPA case which held that federal courts have federal question jurisdiction over private causes of action under the TCPA. On January 20, 2012, the named plaintiff requested

(Dollars in thousands, except share amounts, unless otherwise noted)

that the stay be lifted on the basis of the Supreme Court's decision, and on January 25, 2012 the District Court denied that request since the stay is based on the outcome of the Appeals Court rehearing, and there has been no decision by the Appeals Court with respect to such rehearing.

Peterson's intends to continue to contest the suit vigorously. Due to the preliminary stage of this matter and the uncertainty and risks inherent in class determination and the overall litigation process, the Company believes that a meaningful estimate of a reasonably possible loss, if any, or range of reasonably possible losses, if any, cannot currently be made.

Oberg Litigation

In September 2009, the Company was served with a Complaint (the "Oberg Complaint") naming the Company as one of ten defendant student loan lenders in a "qui tam" action brought by Jon H. Oberg on behalf of the United States of America. The Oberg Complaint alleged that the defendants submitted false claims for payment to the Department in order to obtain special allowance payments on certain student loans at a rate of 9.5%, which the Oberg Complaint alleged were in excess of amounts permitted by law, and that approximately $407 million in unlawful 9.5% special allowance payment claims were submitted by the Company. The Oberg Complaint sought a judgment against the defendants in the amount of three times the amount of damages sustained by the government in connection with the alleged overbilling by the defendants for special allowance payments, as well as civil penalties.

During 2010, the Company entered into a settlement agreement to settle all claims associated with the Oberg Complaint. As a result of the settlement, the Company recorded a $55.0 million pre-tax charge during the third quarter of 2010, and paid that amount on November 3, 2010. The Company believed it had strong defenses to the Oberg Complaint, but entered into the settlement agreement in order to eliminate the uncertainty, distraction, and expense of a trial.

16. Operating Leases

The Company is committed under noncancelable operating leases for office and warehouse space and equipment. Total rental expense incurred by the Company for the years ended December 31, 2011, 2010, and 2009 was $8.2 million, $9.3 million, and $10.4 million, respectively. Minimum future rentals, as of December 31, 2011, under noncancelable operating leases are shown below:

2012	$ 6,787
2013	5,708
2014	3,399
2015	1,656
2016 and thereafter	1,664
	$ 19,214

Future rental commitments for leases in the table above have been reduced by minimum non-cancelable sublease rentals aggregating approximately $1.2 million as of December 31, 2011.

17. Defined Contribution Benefit Plan

The Company has a 401(k) savings plan that cover substantially all of its employees. Employees may contribute up to 100 percent of their pre-tax salary, subject to IRS limitations. The Company matches up to 100 percent on the first 3 percent of contributions and 50 percent on the next 2 percent. The Company made contributions to the plan of $3.4 million, $3.1 million, and $3.2 million during the years ended December 31, 2011, 2010, and 2009, respectively. Union Bank, an entity under common control with the Company, serves as the trustee and administrator for the plan.

(Dollars in thousands, except share amounts, unless otherwise noted)

18. Stock Based Compensation Plans

Restricted Stock Plan

The Company has a restricted stock plan that is intended to provide incentives to attract, retain, and motivate employees in order to achieve long term growth and profitability objectives. The restricted stock plan provides for the grant to eligible employees of awards of restricted shares of Class A common stock. An aggregate of 4,000,000 shares of Class A common stock have been reserved for issuance under the restricted stock plan, subject to antidilution adjustments in the event of certain changes in capital structure.

The following table summarizes restricted stock activity:

	Years ended December 31,		
	2011	2010	2009
Non-vested shares at beginning of year	311,119	320,461	329,173
Granted	82,845	96,327	72,471
Vested	(54,184)	(48,523)	(43,873)
Canceled	(54,062)	(57,146)	(37,310)
Non-vested shares at end of year	285,718	311,119	320,461

The fair value of restricted stock awards is determined on the grant date based on the Company's stock price and is amortized to compensation cost over the related vesting periods. As of December 31, 2011, there was $3.0 million of unrecognized compensation cost included in "additional paid-in capital" on the consolidated balance sheet related to restricted stock, which is expected to be recognized as compensation expense as shown in the table below.

2012	$ 952
2013	680
2014	491
2015	349
2016	235
2017 and thereafter	304
	$ 3,011

To date, the shares issued under this plan vest immediately or vest in either three or ten years. The Company pays dividends on non-vested stock. For the years ended December 31, 2011, 2010, and 2009, the Company recognized compensation expense of $1.3 million, $1.5 million, and $1.6 million, respectively, related to shares issued under the restricted stock plan.

Employee Share Purchase Plan

The Company has an employee share purchase plan pursuant to which employees are entitled to purchase common stock from payroll deductions at a 15% discount from market value. All employees, other than those whose customary employment is 20 hours or less per week, who have been employed for at least six months, or another period determined by the Company's compensation committee not in excess of two years, are eligible to purchase Class A common stock under the plan. During the years ended December 31, 2011, 2010, and 2009, the Company recognized compensation expense of approximately $137,000, $141,000, and $216,000, respectively, in connection with issuing 29,989 shares, 31,729 shares, and 52,311 shares, respectively, under this plan.

Employee Stock Purchase Loan Plan

The Company has entered into loan agreements with employees pursuant to the Company's Employee Stock Purchase Loan Plan (the "Loan Plan"). Loans under this plan mature ten years from grant date and bear interest equal to the three-month LIBOR rate plus 50 basis points. As of December 31, 2011 and 2010, the balance of the loans granted under the Loan Plan was $1.1 million

(Dollars in thousands, except share amounts, unless otherwise noted)

and $1.2 million, respectively, and is reflected as a reduction to stockholders' equity on the consolidated balance sheets. During 2010, the Company's Board of Directors terminated the Loan Plan effective as of December 31, 2010 such that no future awards or loans will be made under the plan. Such termination does not affect loans outstanding.

Non-employee Directors Compensation Plan

The Company has a compensation plan for non-employee directors pursuant to which non-employee directors can elect to receive their annual retainer fees in the form of cash or Class A common stock. If a nonemployee director elects to receive Class A common stock, the number of shares of Class A common stock that are awarded is equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Non-employee directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the board of directors.

For the years ended December 31, 2011, 2010, and 2009, the Company recognized approximately $641,000, $585,000, and $575,000, respectively, of expense related to this plan. The following table provides the number of shares issued under this plan for the years ended December 31, 2011, 2010, and 2009.

	Shares issued - not deferred	Shares issued - deferred	Total
Year ended December 31, 2011	13,059	20,843	33,902
Year ended December 31, 2010	14,632	12,466	27,098
Year ended December 31, 2009	7,143	36,078	43,221

19. Related Parties

Union Bank is controlled by Farmers & Merchants Investment Inc. ("F&M") which owns a majority of Union Bank's common stock and a minority share of Union Bank's non-voting preferred stock. Michael S. Dunlap, a significant shareholder, Chief Executive Officer, Chairman, and a member of the Board of Directors of the Company, along with his spouse, owns or controls a significant portion of the stock of F&M, while Mr. Dunlap's sister, Angela L. Muhleisen, also owns or controls a significant portion of F&M stock. Mr. Dunlap serves as a Director and Co-President of F&M. Ms. Muhleisen serves as Director and Co-President of F&M and as a Director, Chairperson, President, and Chief Executive Officer of Union Bank. Union Bank is deemed to have beneficial ownership of various shares of the Company because it serves in a capacity of trustee and has sole voting and/or investment power. Mr. Dunlap and Ms. Muhleisen beneficially own a significant percent of the voting rights of the Company's outstanding common stock.

The Company has entered into certain contractual arrangements with Union Bank. These transactions are summarized below.

Loan Sales and Purchases

During 2009 and 2008, the Company sold $76.4 million (par value) and $535.4 million (par value), respectively, of FFELP student loans (the "FFELP Loans") to Union Bank. The Company recognized losses of $0.8 million and $3.9 million, respectively, on these loan sales, which represented unamortized loan costs on the portfolios. These loans were sold pursuant to an affiliate transaction exemption granted by the Federal Reserve Board which allowed Union Bank to purchase FFELP loans from the Company. In connection with the exemption and the loan purchases by Union Bank, an Assurance Commitment Agreement (the "Commitment Agreement") was also entered into, by and among, the Company, Union Bank, and Mr. Dunlap. Per the terms of the Commitment Agreement, the Company provided certain assurances to Union Bank designed to mitigate potential losses related to the FFELP Loans, including holding amounts in escrow equal to the unguaranteed portion and reimbursing Union Bank for losses, if any, related to the portfolio. As part of this agreement, the Company was also obligated to buy back loans once they were 30 days delinquent. In 2010 and 2009, the Company bought back from Union Bank $11.7 million (par value) and $36.9 million (par value), respectively, in loans and incurred expenses of $128,000 and $374,000, respectively, related to this obligation.

(Dollars in thousands, except share amounts, unless otherwise noted)

In March 2010, the Company purchased $524.2 million (par value) of federally insured student loans from Union Bank, which represented all outstanding FFELP loans remaining under the provisions of the Commitment Agreement. As a result of this loan purchase, the Company no longer has a commitment to hold amounts in escrow, reimburse Union Bank for losses, and buy back delinquent loans related to this portfolio.

During the years ended December 31, 2011, 2010, and 2009, the Company purchased student loans of $0.1 million (par value), $989.2 million (par value), and $47.6 million (par value), respectively, from Union Bank, which includes $535.9 million (par value) and $36.9 million (par value) of loans purchased in 2010 and 2009, respectively, under the Commitment Agreement as discussed previously. No premiums were paid for loans purchased in 2011, 2010, and 2009.

Loan Servicing

The Company serviced $496.3 million, $530.0 million, and $539.8 million of loans for Union Bank as of December 31, 2011, 2010, and 2009, respectively. Servicing revenue earned by the Company from servicing loans for Union Bank was $1.9 million, $1.8 million, and $1.9 million for the years ended December 31, 2011, 2010, and 2009, respectively. As of both December 31, 2011 and 2010, accounts receivable includes $0.2 million due from Union Bank for loan servicing.

Funding

Participation Agreement

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans (the "FFELP Participation Agreement"). The Company uses this facility as a source to fund FFELP student loans. As of December 31, 2011 and 2010, $509.2 million and $350.4 million, respectively, of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short-term basis. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $750 million or an amount in excess of $750 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets.

Bonds and Notes Payable

The Company has from time to time repurchased certain of its own asset-backed securities (bonds and notes payable). For accounting purposes, these notes have been effectively retired and are not included on the Company's consolidated balance sheets. However, these securities are legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. During 2010, the Company participated $218.7 million of these securities to Union Bank, as trustee for various grantor trusts, and obtained cash proceeds equal to the par value of the notes. The Company has entered into a Guaranteed Purchase Agreement with Union Bank whereby the Company must purchase these notes back from Union Bank at par upon the request of Union Bank. As of December 31, 2010, $107.1 million of these securities were outstanding and subject to the participation agreement and are included in "bonds and notes payable" on the Company's consolidated balance sheet. During the first quarter of 2011, the Company redeemed all outstanding notes under this participation.

Operating Cash Accounts

The majority of the Company's cash operating accounts are maintained at Union Bank. The Company also participates in the Short term Federal Investment Trust ("STFIT") of the Student Loan Trust Division of Union Bank, which is included in "cash and cash equivalents - held at a related party" and "restricted cash - due to customers" on the accompanying consolidated balance sheets. As of December 31, 2011 and 2010, the Company had $119.5 million and $326.9 million, respectively, invested in the STFIT or deposited at Union Bank in operating accounts, of which $84.2 million and $50.1 million as of December 31, 2011 and 2010, respectively, represented cash collected for customers. Interest income earned by the Company on the amounts invested in the STFIT for the years ended December 31, 2011, 2010, and 2009 was $0.2 million, $1.1 million, and $2.9 million, respectively.

(Dollars in thousands, except share amounts, unless otherwise noted)

529 Plan Administration Services

The Company provides certain 529 Plan administration services to certain college savings plans (the "College Savings Plans") through a contract with Union Bank, as the program manager. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans. For the years ended December 31, 2011, 2010, and 2009, the Company has received fees of $2.3 million, $5.7 million, and $3.4 million, respectively, from Union Bank related to the administration services provided to the College Savings Plans.

Lease Arrangements

Union Bank leases approximately 4,000 square feet in the Company's corporate headquarters building. Union Bank paid the Company approximately $73,000, $71,000, and $70,000 for commercial rent and storage income during 2011, 2010, and 2009, respectively. The lease agreement expires on June 30, 2018.

On October 31, 2011, the Company entered into a lease agreement with Union Bank under which the Company will lease office space of approximately 1,300 square feet for $25,000 per year. The initial term of the lease expires on November 30, 2012, and the lease agreement provides for automatic renewals each year. The Company paid Union Bank approximately $4,000 during 2011 in accordance with the lease agreement.

Other Fees Paid to Union Bank

During the years ended December 31, 2011, 2010, and 2009, the Company paid Union Bank approximately $64,000, $358,000, and $210,000, respectively, in administrative services; approximately $104,000, $120,000, and $118,000, respectively, in commissions, and approximately $185,000, 177,000, and $72,000, respectively, in cash management fees.

Other Fees Received from Union Bank

During the years ended December 31, 2011, 2010, and 2009, Union Bank paid the Company approximately $144,000, $112,000, and $110,000, respectively, under an employee sharing arrangement and approximately $25,000, $52,000, and $57,000, respectively, for health and productivity services.

Investment Services

In December 2010, Union Bank established various trusts whereby Union Bank serves as trustee for the purpose of purchasing, holding, managing, and selling investments in student loan asset backed securities. Union Bank, in its individual capacity, and the Company have both invested money into the trusts. As of December 31, 2011 and 2010, the Company had $8.0 million and $4.9 million, respectively, invested in the trusts, and such investments are included in "investments" on the consolidated balance sheets.

Prior to May 1, 2011, the Company and Union Bank employed certain individuals as dual employees and such employees provided consulting and advisory services to Union Bank as trustee for these trusts, and Union Bank agreed to pay the Company for the share of such employees' salary and payroll based on the value of such services rendered as well as the loss of value of such dual employees' services to the Company. On May 9, 2011, one of the Company's subsidiaries entered into a management agreement with Union Bank, effective as of May 1, 2011, under which the subsidiary performs various advisory and management services on behalf of Union Bank with respect to investments in securities by the trusts, including identifying securities for purchase or sale by the trusts. The agreement provides that Union Bank will pay to the subsidiary annual fees of 25 basis points on the outstanding balance of the investments in the trusts. As of December 31, 2011, the outstanding balance of investments in the trusts was $394.2 million. In addition, Union Bank will pay additional fees to the subsidiary of 50 percent of the gains from the sale of securities from the trusts. For the year ended December 31, 2011, the Company recognized $5.1 million of fee revenue related to this agreement, which is included in "other income" on the consolidated statements of income.

401(k) Plan Administer

Union Bank administers the Company's 401(k) defined contribution plan. Fees paid to Union Bank to administer the plan are paid by the plan participants and were approximately $270,000, $239,000, and $193,000 during the years ended December 31, 2011, 2010, and 2009, respectively.

(Dollars in thousands, except share amounts, unless otherwise noted)

Letter of Credit

As of December 31, 2011, Union Bank has issued a $25,000 letter of credit for the Company's benefit. Union Bank charged no fee for providing this service.

20. Fair Value

The Company uses estimates of fair value in applying various accounting standards for its financial statements.

The Company categorizes its fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring financial instruments at fair value. For additional information regarding the Company's policies for determining fair value and the hierarchical framework, see note 2, "Summary of Significant Accounting Policies and Practices - Fair Value Measurements."

The following tables present the Company's financial assets and liabilities that are measured at fair value on a recurring basis.

	As of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets:				
Investments - trading securities (a):				
Student loan auction rate asset-backed securities	$ —	42,412	—	42,412
Equity securities	6,847	—	—	6,847
Debt securities	1,521	—	—	1,521
Total investments - trading securities	8,368	42,412	—	50,780
Fair value of derivative instruments (b)	—	92,219	—	92,219
Total assets	$ 8,368	134,631	—	142,999
Liabilities:				
Fair value of derivative instruments (b):	$ —	43,840	—	43,840
Total liabilities	$ —	43,840	—	43,840

	As of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets:				
Investments - trading securities (a)				
Student loan auction rate asset-backed securities	$ —	—	11,861	11,861
Equity securities	6,250	—	—	6,250
Debt securities	25,125	—	—	25,125
Total investments - trading securities	31,375	—	11,861	43,236
Fair value of derivative instruments (b)	—	118,346	—	118,346
Total assets	$ 31,375	118,346	11,861	161,582
Liabilities:				
Fair value of derivative instruments (b)	$ —	16,089	—	16,089
Total liabilities	$ —	16,089	—	16,089

(Dollars in thousands, except share amounts, unless otherwise noted)

(a) Investments represent investments classified by the Company as trading securities which are recorded at fair value on a recurring basis. Level 1 investments are measured based upon quoted prices and include investments traded on an active exchange, such as the New York Stock Exchange, as well as corporate, mortgage-backed security, and U.S. government bonds and U.S. Treasury securities that trade in active markets. Level 2 and level 3 investments include student loan auction rate asset-backed securities. The fair value for the student loan auction rate asset-backed securities is determined using indicative quotes from broker dealers or an income approach valuation technique (present value using the discount rate adjustment technique) that considers, among other things, rates currently observed in publicly traded debt markets for debt of similar terms to companies with comparable credit risk.

(b) All derivatives are accounted for at fair value on a recurring basis. The fair value of derivative financial instruments is determined using a market approach in which derivative pricing models use the stated terms of the contracts and observable yield curves, forward foreign currency exchange rates, and volatilities from active markets.

When determining the fair value of derivatives, the Company takes into account counterparty credit risk for positions where it is exposed to the counterparty on a net basis by assessing exposure net of collateral held. The net exposures for each counterparty are adjusted based on market information available for the specific counterparty.

The following table presents a roll forward of the fair value of level 3 (significant unobservable inputs) assets.

	Level 3
Balance at December 31, 2009	$ —
Total realized and unrealized gains (losses) included in income, net (a)	150
Purchases	12,061
Redemptions/Sales	(350)
Balance at December 31, 2010	11,861
Total realized and unrealized gains (losses) included in income, net (a)	(78)
Purchases	93,823
Redemptions/Sales	(63,194)
Transfers out of level 3 (b)	(42,412)
Balance at December 31, 2011	$ —

(a) Realized and unrealized gains (losses) related to the Company's asset-backed securities investments are included in "other income" in the Company's consolidated statements of income.

(b) On December 31, 2011, the Company transferred its asset-backed securities investments from level 3 to level 2 as a result of an increase in market activity for such securities.

The Company measures certain assets at fair value on a nonrecurring basis in accordance with GAAP. For the years ended December 31, 2010 and 2009, these adjustments to fair value resulted from the write-down to fair value of goodwill and intangible assets. For assets measured at fair value on a nonrecurring basis during the years ended December 31, 2011, 2010, and 2009 that were still held on the balance sheet at each respective period end, the following table provides the fair value hierarchy and the carrying value of the related individual assets at year end.

	Level 3		
	2011	2010	2009
Goodwill (a)	$ 117,118	117,118	143,717
Intangible assets (b)	28,374	38,712	53,538
	$ 145,492	155,830	197,255

(Dollars in thousands, except share amounts, unless otherwise noted)

(a) Goodwill is reviewed annually for impairment and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable.

(b) Long-lived assets, such as purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The following table presents the fair value adjustments included in the consolidated statements of income related to the decrease in value of the above assets. The fair value adjustments were recorded by the Company as impairment charges and are included in "impairment expense" in the consolidated statements of income.

	Year ended December 31,	
	2010	2009
Goodwill	$ (26,599)	(31,461)
Intangible assets	—	(1,267)
	$ (26,599)	(32,728)

The following table summarizes the fair values of all of the Company's financial instruments on the consolidated balance sheets:

	As of December 31, 2011		As of December 31, 2010	
	Fair value	Carrying value	Fair value	Carrying value
Financial assets:				
Student loans receivable	$ 23,894,005	24,297,876	24,836,538	23,948,014
Student loans receivable - held for sale	—	—	84,987	84,987
Cash and cash equivalents	42,570	42,570	283,801	283,801
Investments	50,780	50,780	43,236	43,236
Restricted cash	377,423	377,423	453,748	453,748
Restricted cash – due to customers	109,809	109,809	88,528	88,528
Restricted investments	236,899	236,899	215,009	215,009
Accrued interest receivable	308,401	308,401	318,152	318,152
Derivative instruments	92,219	92,219	118,346	118,346
Financial liabilities:				
Bonds and notes payable	23,003,453	24,434,540	24,651,191	24,672,472
Accrued interest payable	19,634	19,634	19,153	19,153
Due to customers	109,809	109,809	88,528	88,528
Derivative instruments	43,840	43,840	16,089	16,089

(Dollars in thousands, except share amounts, unless otherwise noted)

The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring basis are discussed above. The remaining financial assets and liabilities were estimated using the following methods and assumptions:

Student Loans Receivable and Student Loans Receivable – Held for Sale

The Company's student loans are accounted for at cost or at the lower of cost or market if the loan is held-for-sale. Student loans classified as held for sale at December 31, 2010 are those loans which the Company sold in January 2011 and were valued using the sales price (100% of par value) less the estimated credit risk related to this portfolio. The Company retained credit risk related to this portfolio and will pay cash to purchase back any loans which become 60 days delinquent. For all other loans, fair values were determined by modeling loan cash flows using stated terms of the assets and internally-developed assumptions to determine aggregate portfolio yield, net present value, and average life. The significant assumptions used to project cash flows are prepayment speeds, default rates, cost of funds, required return on equity, and future interest rates and indice relationships. A number of significant inputs into the models are internally derived and not observable to market participants.

Cash and Cash Equivalents, Restricted Cash, Restricted Cash – Due to Customers, Restricted Investments, Accrued Interest Receivable/Payable and Due to Customers

The carrying amount approximates fair value due to the variable rate of interest and/or the short maturities of these instruments.

Bonds and Notes Payable

Bonds and notes payable are accounted for at cost in the financial statements except when denominated in a foreign currency. Foreign currency-denominated borrowings are re-measured at current spot rates in the financial statements. The fair value of bonds and notes payable was determined from quotes from broker dealers or through standard bond pricing models using the stated terms of the borrowings, observable yield curves, and market credit spreads. Fair value adjustments for unsecured corporate debt are made based on indicative quotes from observable trades.

21. Quarterly Financial Information (Unaudited)

	2011			
	First quarter	Second quarter	Third quarter	Fourth quarter
Net interest income	$ 85,777	88,736	96,761	93,291
Less provision for loan losses	3,750	5,250	5,250	7,000
Net interest income after provision for loan losses	82,027	83,486	91,511	86,291
Loan and guaranty servicing revenue	40,413	41,735	42,549	50,960
Tuition payment processing and campus commerce revenue	19,369	14,761	16,774	16,893
Enrollment services revenue	33,868	32,315	35,505	28,782
Other income	6,492	6,826	3,931	12,264
Gain on sale of loans and debt repurchases, net	8,307	—	—	33
Derivative market value and foreign currency adjustments and derivative settlements, net	(3,036)	(20,335)	(13,631)	11,355
Salaries and benefits	(43,912)	(42,881)	(44,132)	(47,026)
Cost to provide enrollment services	(22,839)	(22,140)	(23,825)	(17,744)
Depreciation and amortization	(6,776)	(6,769)	(7,917)	(8,282)
Operating expenses - other	(26,105)	(28,767)	(28,904)	(29,639)
Income tax expense	(32,928)	(21,106)	(24,410)	(39,008)
Net income	$ 54,880	37,125	47,451	64,879
Earnings per common share - basic	$ 1.13	0.76	0.98	1.37
Earnings per common share - dilutive	$ 1.13	0.76	0.98	1.37

(Dollars in thousands, except share amounts, unless otherwise noted)

	2010			
	First quarter	Second quarter	Third quarter	Fourth quarter
Net interest income	$ 85,109	97,414	92,213	96,335
Less provision for loan losses	5,000	6,200	5,500	6,000
Net interest income after provision for loan losses	80,109	91,214	86,713	90,335
Loan and guaranty servicing revenue	40,738	42,151	38,088	37,607
Tuition payment processing and campus commerce revenue	17,382	12,795	14,527	15,120
Enrollment services revenue	33,271	35,403	36,439	34,784
Other income	7,260	8,496	9,432	6,122
Gain on sale of loans and debt repurchases, net	10,177	8,759	9,885	49,810
Derivative market value and foreign currency adjustments and derivative settlements, net	1,682	(10,608)	(35,391)	33,640
Salaries and benefits	(40,644)	(40,962)	(41,085)	(43,320)
Cost to provide enrollment services	(22,025)	(24,111)	(23,709)	(21,802)
Depreciation and amortization	(10,783)	(9,728)	(9,025)	(8,908)
Impairment expense	—	—	—	(26,599)
Restructure expense	(1,197)	(72)	(4,751)	—
Litigation settlement	—	—	(55,000)	—
Operating expenses - other	(29,055)	(33,348)	(26,717)	(30,645)
Income tax (expense) benefit	(32,593)	(29,996)	226	(51,057)
Net income (loss)	$ 54,322	49,993	(368)	85,087
Earnings (loss) per common share - basic	$ 1.09	1.00	(0.01)	1.76
Earnings (loss) per common share - dilutive	$ 1.08	0.99	(0.01)	1.75

(Dollars in thousands, except share amounts, unless otherwise noted)

22. Condensed Parent Company Financial Statements

The following represents the condensed balance sheets as of December 31, 2011 and 2010 and condensed statements of income and cash flows for each of the years in the three-year period ended December 31, 2011 for Nelnet, Inc.

The Company is limited in the amount of funds that can be transferred to it by its subsidiaries through intercompany loans, advances, or cash dividends. These limitations relate to the restrictions by trust indentures under the education lending subsidiaries debt financing arrangements. The amounts of cash and investments restricted in the respective reserve accounts of the education lending subsidiaries are shown on the consolidated balance sheets as restricted cash and investments.

Balance Sheets
(Parent Company Only)
As of December 31, 2011 and 2010

	2011	2010
Assets:		
Cash and cash equivalents	$ 15,598	164,429
Investments	37,469	43,236
Investment in subsidiary debt	149,029	257,363
Restricted cash	34,176	20,604
Restricted cash - due to customers	40,768	51,257
Investment in subsidiaries	903,328	1,071,666
Other assets	191,757	108,261
Fair value of derivative instruments	11,586	23,426
Total assets	$ 1,383,711	1,740,242
Liabilities:		
Notes payable	$ 165,087	613,255
Notes payable to related party	—	107,050
Accrued interest payable	27	3,245
Other liabilities	67,784	42,713
Due to customers	40,768	51,257
Fair value of derivative instruments	43,840	16,089
Total liabilities	317,506	833,609
Shareholders' equity:		
Common stock	471	483
Additional paid-in capital	49,245	76,263
Retained earnings	1,017,629	831,057
Employee notes receivable	(1,140)	(1,170)
Total shareholders' equity	1,066,205	906,633
Total liabilities and shareholders' equity	$ 1,383,711	1,740,242

(Dollars in thousands, except share amounts, unless otherwise noted)

Statements of Income
(Parent Company Only)
Years ended December 31, 2011, 2010, and 2009

	2011	2010	2009
Operating revenues	$ 4,304	31,846	30,892
Operating expenses	6,634	5,839	4,428
Net operating (loss) income	(2,330)	26,007	26,464
Net interest income	2,970	5,779	4,680
Gain on purchase of debt	7,255	26,129	26,137
Derivative market value and foreign currency adjustments and derivative settlements, net	(55,911)	(21,415)	34,901
Equity in earnings of subsidiaries	256,299	188,738	101,373
Income tax expense	(3,948)	(36,204)	(54,430)
Net income	$ 204,335	189,034	139,125

(Dollars in thousands, except share amounts, unless otherwise noted)

Statements of Cash Flows
(Parent Company Only)
Years ended December 31, 2011, 2010, and 2009

	2011	2010	2009
Net income	$ 204,335	189,034	139,125
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	423	723	1,264
Derivative market value adjustment	36,226	2,077	(4,207)
Proceeds from termination of derivative instruments	13,607	12,783	3,870
Payments to terminate derivative instruments	(10,242)	(763)	(15,069)
Equity in earnings of subsidiaries	(256,299)	(188,738)	(101,373)
Gain on purchase of debt	(7,255)	(26,129)	(26,137)
Purchase of subsidiary debt, net	108,334	3,055	(183,905)
Non-cash compensation expense	2,029	2,280	2,644
Change in investments - trading securities, net	5,767	(43,236)	3,876
Decrease in other assets	341,412	361,020	310,328
Decrease in accrued interest payable	(3,218)	(1,084)	(903)
Increase (decrease) in other liabilities	17,344	4,922	(47,397)
Net cash provided by operating activities	452,463	315,944	82,116
Cash flows from investing activities, net of business acquisitions:			
(Increase) decrease in restricted cash	(3,083)	11,313	66,769
Capital contributions to/from subsidiary, net	—	—	28,168
Business acquisition - contingent consideration	(5,893)	—	—
Net cash (used in) provided by investing activities	(8,976)	11,313	94,937
Cash flows from financing activities:			
Payments on notes payable	(440,913)	(317,081)	(183,743)
Payments on notes payable due to a related party	(107,050)	(111,675)	—
Proceeds from issuance of notes payable due to a related party	—	218,725	—
Dividends paid	(17,763)	(34,131)	(3,492)
Proceeds from issuance of common stock	512	528	449
Repurchases of common stock	(27,134)	(39,805)	(430)
Payments received on employee stock notes receivable	30	279	101
Net cash used in financing activities	(592,318)	(283,160)	(187,115)
Net (decrease) increase in cash and cash equivalents	(148,831)	44,097	(10,062)
Cash and cash equivalents, beginning of year	164,429	120,332	130,394
Cash and cash equivalents, end of year	$ 15,598	164,429	120,332

APPENDIX A

Description of
The Federal Family Education Loan Program

The Federal Family Education Loan Program

The Higher Education Act provides for a program of federal insurance for student loans as well as reinsurance of student loans guaranteed or insured by state agencies or private non-profit corporations.

The Higher Education Act authorizes certain student loans to be insured and reinsured under the Federal Family Education Loan Program ("FFELP"). The Student Aid and Fiscal Responsibility Act, enacted into law on March 30, 2010, as part of the Health Care and Education Reconciliation Act of 2010, terminated the authority to make FFELP loans. As of July 1, 2010, no new FFELP loans can be disbursed.

Generally, a student was eligible for loans made under the Federal Family Education Loan Program only if he or she:

- had been accepted for enrollment or was enrolled in good standing at an eligible institution of higher education;
- was carrying or planning to carry at least one-half the normal full-time workload, as determined by the institution, for the course of study the student was pursuing;
- was not in default on any federal education loans;
- had not committed a crime involving fraud in obtaining funds under the Higher Education Act which funds had not been fully repaid; and
- met other applicable eligibility requirements.

Eligible institutions included higher educational institutions and vocational schools that complied with specific federal regulations. Each loan is evidenced by an unsecured note.

The Higher Education Act also establishes maximum interest rates for each of the various types of loans. These rates vary not only among loan types, but also within loan types depending upon when the loan was made or when the borrower first obtained a loan under the Federal Family Education Loan Program. The Higher Education Act allows lesser rates of interest to be charged.

Types of loans

Four types of loans were available under the Federal Family Education Loan Program:

- Subsidized Stafford Loans
- Unsubsidized Stafford Loans
- PLUS Loans
- Consolidation Loans

These loan types vary as to eligibility requirements, interest rates, repayment periods, loan limits, and eligibility for interest subsidies and special allowance payments. Some of these loan types have had other names in the past. References to these various loan types include, where appropriate, their predecessors.

The primary loan under the Federal Family Education Loan Program is the Subsidized Stafford Loan. Students who were not eligible for Subsidized Stafford Loans based on their economic circumstances might have obtained Unsubsidized Stafford Loans. Graduate or professional students and parents of dependent undergraduate students might have obtained PLUS Loans. Consolidation Loans were available to borrowers with existing loans made under the Federal Family Education Loan Program and other federal programs to consolidate repayment of the borrower's existing loans. Prior to July 1, 1994, the Federal Family Education Loan Program also offered Supplemental Loans for Students ("SLS Loans") to graduate and professional students and independent undergraduate students and, under certain circumstances, dependent undergraduate students, to supplement their Stafford Loans.

Subsidized Stafford Loans

General. Subsidized Stafford Loans are eligible for insurance and reinsurance under the Higher Education Act if the eligible student to whom the loan was made was accepted or was enrolled in good standing at an eligible institution of higher education or vocational school and carried at least one-half the normal full-time workload at that institution. Subsidized Stafford Loans had limits as to the maximum amount which could be borrowed for an academic year and in the aggregate for both undergraduate and graduate or professional study. Both annual and aggregate limitations excluded loans made under the PLUS Loan Program. The Secretary of Education had discretion to raise these limits to accommodate students undertaking specialized training requiring exceptionally high costs of education.

Subsidized Stafford Loans were made only to student borrowers who met the needs tests provided in the Higher Education Act. Provisions addressing the implementation of needs analysis and the relationship between unmet need for financing and the availability of Subsidized Stafford Loan Program funding have been the subject of frequent and extensive amendments.

Interest rates for Subsidized Stafford Loans. For Stafford Loans first disbursed to a "new" borrower (a "new" borrower is defined for purposes of this section as one who had no outstanding balance on a Federal Family Education Loan Program loan on the date the new promissory note was signed) for a period of enrollment beginning before January 1, 1981, the applicable interest rate is fixed at 7%.

For Stafford Loans first disbursed to a "new" borrower, for a period of enrollment beginning on or after January 1, 1981, but before September 13, 1983, the applicable interest rate is fixed at 9%.

For Stafford Loans first disbursed to a "new" borrower, for a period of enrollment beginning on or after September 13, 1983, but before July 1, 1988, the applicable interest rate is fixed at 8%.

For Stafford Loans first disbursed to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not on a Stafford Loan, where the new loan is intended for a period of enrollment beginning before July 1, 1988, the applicable interest rate is fixed at 8%.

For Stafford Loans first disbursed before October 1, 1992, to a "new" borrower or to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not a Stafford Loan, where the new loan is intended for a period of enrollment beginning on or after July 1, 1988, the applicable interest rate is as follows:

- Original fixed interest rate of 8% for the first 48 months of repayment. Beginning on the first day of the 49th month of repayment, the interest rate increased to a fixed rate of 10% thereafter. Loans in this category were subject to excess interest rebates and have been converted to a variable interest rate based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.25%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for loans in this category is 10%.

For Stafford Loans first disbursed on or after July 23, 1992, but before July 1, 1994, to a borrower with an outstanding Stafford Loan made with a 7%, 8%, 9%, or 8%/10% fixed interest rate, the original, applicable interest rate is the same as the rate provided on the borrower's previous Stafford Loan (i.e., a fixed rate of 7%, 8%, 9%, or 8%/10%). Loans in this category were subject to excess interest rebates and have been converted to a variable interest rate based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is equal to the loan's previous fixed rate (i.e., 7%, 8%, 9%, or 10%).

For Stafford Loans first disbursed on or after October 1, 1992, but before December 20, 1993, to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not on a Stafford Loan, the original, applicable interest rate is fixed at 8%. Loans in this category were subject to excess interest rebates and have been converted to a variable interest rate based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 8%.

For Stafford Loans first disbursed on or after October 1, 1992, but before July 1, 1994, to a "new" borrower, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 9%.

For Stafford Loans first disbursed on or after December 20, 1993, but before July 1, 1994, to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not on a Stafford Loan, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 9%.

For Stafford Loans first disbursed on or after July 1, 1994, but before July 1, 1995, where the loan is intended for a period of enrollment that includes or begins on or after July 1, 1994, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 8.25%.

For Stafford Loans first disbursed on or after July 1, 1995, but before July 1, 1998, the applicable interest rate is as follows:

- When the borrower is in school, in grace, or in an authorized period of deferment, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 2.5%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

- When the borrower is in repayment or in a period of forbearance, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

For Stafford Loans first disbursed on or after July 1, 1998, but before July 1, 2006, the applicable interest rate is as follows:

- When the borrower is in school, in grace, or in an authorized period of deferment, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 1.7%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

- When the borrower is in repayment or in a period of forbearance, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 2.3%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

For Stafford Loans first disbursed on or after July 1, 2006, the applicable interest rate is fixed at 6.80%. However, for Stafford Loans for undergraduates, the applicable interest rate was reduced in phases for which the first disbursement was made on or after:

- July 1, 2008 and before July 1, 2009, the applicable interest rate is fixed at 6.00%,

- July 1, 2009 and before July 1, 2010, the applicable interest rate is fixed at 5.60%.

Unsubsidized Stafford Loans

General. The Unsubsidized Stafford Loan program was created by Congress in 1992 for students who did not qualify for Subsidized Stafford Loans due to parental and/or student income and assets in excess of permitted amounts. These students were entitled to borrow the difference between the Stafford Loan maximum for their status (dependent or independent) and their Subsidized Stafford Loan eligibility through the Unsubsidized Stafford Loan Program. The general requirements for Unsubsidized Stafford Loans, including special allowance payments, are essentially the same as those for Subsidized Stafford Loans. However, the terms of the Unsubsidized Stafford Loans differ materially from Subsidized Stafford Loans in that the federal government will not make interest subsidy payments and the loan limitations were determined without respect to the expected family contribution. The borrower is required to either pay interest from the time the loan is disbursed or the accruing interest is capitalized when repayment begins and at the end of deferment and forbearance periods. Unsubsidized Stafford Loans were not available before October 1, 1992. A student meeting the general eligibility requirements for a loan under the Federal Family Education Loan Program was eligible for an Unsubsidized Stafford Loan without regard to need.

Interest rates for Unsubsidized Stafford Loans. Unsubsidized Stafford Loans are subject to the same interest rate provisions as Subsidized Stafford Loans, with the exception of Unsubsidized Stafford Loans first disbursed on or after July 1, 2008, which retain a fixed interest rate of 6.80%.

PLUS Loans

General. PLUS Loans were made to parents, and under certain circumstances spouses of remarried parents, of dependent undergraduate students. Effective July 1, 2006, graduate and professional students were eligible borrowers under the PLUS Loan program. For PLUS Loans made on or after July 1, 1993, the borrower could not have an adverse credit history as determined by criteria established by the Secretary of Education. The basic provisions applicable to PLUS Loans are similar to those of Stafford Loans with respect to the involvement of guarantee agencies and the Secretary of Education in providing federal insurance and reinsurance on the loans. However, PLUS Loans differ significantly, particularly from the Subsidized Stafford Loans, in that federal interest subsidy payments are not available under the PLUS Loan Program and special allowance payments are more restricted.

Interest rates for PLUS Loans. For PLUS Loans first disbursed on or after January 1, 1981, but before October 1, 1981, the applicable interest rate is fixed at 9%.

For PLUS Loans first disbursed on or after October 1, 1981, but before November 1, 1982, the applicable interest rate is fixed at 14%.

For PLUS Loans first disbursed on or after November 1, 1982, but before July 1, 1987, the applicable interest rate is fixed at 12%. Beginning July 1, 2001, for PLUS Loans first disbursed on or after July 1, 1987, but before October 1, 1992, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury bill yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.25%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 12%. Prior to July 1, 2001, PLUS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.25%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 12%. PLUS Loans originally made at a fixed interest rate, which have been refinanced for purposes of securing a variable interest rate, are subject to the variable interest rate calculation described in this paragraph.

Beginning July 1, 2001, for PLUS Loans first disbursed on or after October 1, 1992, but before July 1, 1994, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 10%. Prior to July 1, 2001, PLUS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.1%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 10%.

Beginning July 1, 2001, for PLUS Loans first disbursed on or after July 1, 1994, but before July 1, 1998, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 9%. Prior to July 1, 2001, PLUS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.1%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 9%.

For PLUS Loans first disbursed on or after July 1, 1998, but before July 1, 2006, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 9%.

For PLUS Loans first disbursed on or after July 1, 2006, the applicable interest rate is fixed at 8.5%.

SLS Loans

General. SLS Loans were limited to graduate or professional students, independent undergraduate students, and dependent undergraduate students, if the students' parents were unable to obtain a PLUS Loan. Except for dependent undergraduate students, eligibility for SLS Loans was determined without regard to need. SLS Loans were similar to Stafford Loans with respect to the involvement of guarantee agencies and the Secretary of Education in providing federal insurance and reinsurance on the loans. However, SLS Loans differed significantly, particularly from Subsidized Stafford Loans, because federal interest subsidy payments were not available under the SLS Loan Program and special allowance payments were more restricted. The SLS Loan Program was discontinued on July 1, 1994.

Interest rates for SLS Loans. The applicable interest rates on SLS Loans made before October 1, 1992, and on SLS Loans originally made at a fixed interest rate, which have been refinanced for purposes of securing a variable interest rate, are identical to the applicable interest rates described for PLUS Loans made before October 1, 1992.

For SLS Loans first disbursed on or after October 1, 1992, but before July 1, 1994, the applicable interest rate is as follows:

- Beginning July 1, 2001, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 11%. Prior to July 1, 2001, SLS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.1%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 11%.

Consolidation Loans

General. The Higher Education Act authorized a program under which certain borrowers could consolidate their various federally insured education loans into a single loan insured and reinsured on a basis similar to Stafford Loans. Consolidation Loans could be obtained in an amount sufficient to pay outstanding principal, unpaid interest, late charges, and collection costs on federally insured or reinsured student loans incurred under the Federal Family Education Loan and Direct Loan Programs, including PLUS Loans made to the consolidating borrower, as well as loans made under the Perkins Loan (formally National Direct Student Loan Program), Federally Insured Student Loan (FISL), Nursing Student Loan (NSL), Health Education Assistance Loan (HEAL), and Health Professions Student Loan (HPSL) Programs. To be eligible for a FFELP Consolidation Loan, a borrower had to:

- have outstanding indebtedness on student loans made under the Federal Family Education Loan Program and/or certain other federal student loan programs; and

- be in repayment status or in a grace period on loans to be consolidated.

Borrowers who were in default on loans to be consolidated had to first make satisfactory arrangements to repay the loans to the respective holder(s) or had to agree to repay the consolidating lender under an income-sensitive repayment arrangement in order to include the defaulted loans in the Consolidation Loan. For applications received on or after January 1, 1993, borrowers could add additional loans to a Consolidation Loan during the 180-day period following the origination of the Consolidation Loan.

A married couple who agreed to be jointly liable on a Consolidation Loan for which the application was received on or after January 1, 1993, but before July 1, 2006, was treated as an individual for purposes of obtaining a Consolidation Loan.

Interest rates for Consolidation Loans. For Consolidation Loans disbursed before July 1, 1994, the applicable interest rate is fixed at the greater of:

- 9%, or

- The weighted average of the interest rates on the loans consolidated, rounded to the nearest whole percent.

For Consolidation Loans disbursed on or after July 1, 1994, based on applications received by the lender before November 13, 1997, the applicable interest rate is fixed and is based on the weighted average of the interest rates on the loans consolidated, rounded up to the nearest whole percent.

For Consolidation Loans on which the application was received by the lender between November 13, 1997, and September 30, 1998, inclusive, the applicable interest rate is variable according to the following:

- For the portion of the Consolidation Loan which is comprised of FFELP, Direct, FISL, Perkins, HPSL, or NSL loans, the variable interest rate is based on the bond equivalent rate of the 91-day Treasury bills auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate for this portion of the Consolidation Loan is adjusted annually on July 1. The maximum interest rate for this portion of the Consolidation Loan is 8.25%.

- For the portion of the Consolidation Loan which is attributable to HEAL Loans (if applicable), the variable interest rate is based on the average of the bond equivalent rates of the 91-day Treasury bills auctioned for the quarter ending June 30, plus 3.0%. The variable interest rate for this portion of the Consolidation Loan is adjusted annually on July 1. There is no maximum interest rate for the portion of a Consolidation Loan that is represented by HEAL Loans.

For Consolidation Loans on which the application was received by the lender on or after October 1, 1998, the applicable interest rate is determined according to the following:

- For the portion of the Consolidation Loan which is comprised of FFELP, Direct, FISL, Perkins, HPSL, or NSL loans, the applicable interest rate is fixed and is based on the weighted average of the interest rates on the non-HEAL loans being consolidated, rounded up to the nearest one-eighth of one percent. The maximum interest rate for this portion of the Consolidation Loan is 8.25%.

- For the portion of the Consolidation Loan which is attributable to HEAL Loans (if applicable), the applicable interest rate is variable and is based on the average of the bond equivalent rates of the 91-day Treasury bills auctioned for the quarter ending June 30, plus 3.0%. The variable interest rate for this portion of the Consolidation Loan is adjusted annually on July 1. There is no maximum interest rate for the portion of the Consolidation Loan that is represented by HEAL Loans.

For a discussion of required payments that reduce the return on Consolidation Loans, see "Fees - Rebate fee on Consolidation Loans" in this Appendix.

Interest rate during active duty

The Higher Education Opportunity Act of 2008 revised the Servicemembers Civil Relief Act to include FFEL Program loans. Interest charges on FFEL Program loans are capped at 6% during a period of time on or after August 14, 2008, in which a borrower has served or is serving on active duty in the Armed Forces, National Oceanic and Atmospheric Administration, Public Health Services, or National Guard. The interest charge cap includes the interest rate in addition to any fees, service charges, and other charges related to the loan. The cap is applicable to loans made prior to the date the borrower was called to active duty.

Maximum loan amounts

Each type of loan was subject to certain limits on the maximum principal amount, with respect to a given academic year and in the aggregate. Consolidation Loans were limited only by the amount of eligible loans to be consolidated. PLUS Loans were limited to the difference between the cost of attendance and the other aid available to the student. Stafford Loans, subsidized and unsubsidized, were subject to both annual and aggregate limits according to the provisions of the Higher Education Act.

Loan limits for Subsidized Stafford and Unsubsidized Stafford Loans. Dependent and independent undergraduate students were subject to the same annual loan limits on Subsidized Stafford Loans; independent students were allowed greater annual loan limits on Unsubsidized Stafford Loans. A student who had not successfully completed the first year of a program of undergraduate education could borrow up to $3,500 in Subsidized Stafford Loans in an academic year. A student who had successfully completed the first year, but who had not successfully completed the second year, could borrow up to $4,500 in Subsidized Stafford Loans per academic year. An undergraduate student who had successfully completed the first and second years, but who had not successfully completed the remainder of a program of undergraduate education, could borrow up to $5,500 in Subsidized Stafford Loans per academic year.

Dependent students could borrow an additional $2,000 in Unsubsidized Stafford Loans for each year of undergraduate study. Independent students could borrow an additional $6,000 of Unsubsidized Stafford Loans for each of the first two years and an additional $7,000 for the third, fourth, and fifth years of undergraduate study. For students enrolled in programs of less than an academic year in length, the limits were generally reduced in proportion to the amount by which the programs were less than one year in length. A graduate or professional student could borrow up to $20,500 in an academic year where no more than $8,500 was representative of Subsidized Stafford Loan amounts.

The maximum aggregate amount of Subsidized Stafford and Unsubsidized Stafford Loans, including that portion of a Consolidation Loan used to repay such loans, which a dependent undergraduate student may have outstanding is $31,000 (of which only $23,000 may be Subsidized Stafford Loans). An independent undergraduate student may have an aggregate maximum of $57,500 (of which only $23,000 may be Subsidized Stafford Loans). The maximum aggregate amount of Subsidized Stafford and Unsubsidized Stafford Loans, including the portion of a Consolidation Loan used to repay such loans, for a graduate or professional student, including loans for undergraduate education, is $138,500, of which only $65,500 may be Subsidized Stafford Loans. In some instances, schools could certify loan amounts in excess of the limits, such as for certain health profession students.

Loan limits for PLUS Loans. For PLUS Loans made on or after July 1, 1993, the annual amounts of PLUS Loans were limited only by the student's unmet need. There was no aggregate limit for PLUS Loans.

Repayment

Repayment periods. Loans made under the Federal Family Education Loan Program, other than Consolidation Loans and loans being repaid under an income-based or extended repayment schedule, must provide for repayment of principal in periodic installments over a period of not less than five nor more than ten years. A borrower may request, with concurrence of the lender, to repay the loan in less than five years with the right to subsequently extend the minimum repayment period to five years. Since the 1998 Amendments, lenders have been required to offer extended repayment schedules to new borrowers disbursed on or after October 7, 1998 who accumulate outstanding Federal Family Education Loan Program Loans of more than $30,000, in which case the repayment period may extend up to 25 years, subject to certain minimum repayment amounts. Consolidation Loans must be repaid within maximum repayment periods which vary depending upon the principal amount of the borrower's outstanding student loans, but may not exceed 30 years. For Consolidation Loans for which the application was received prior to January 1, 1993, the repayment period cannot exceed 25 years. Periods of authorized deferment and forbearance are excluded from the maximum repayment period. In addition, if the repayment schedule on a loan with a variable interest rate does not provide for adjustments to the amount of the monthly installment payment, the maximum repayment period may be extended for up to three years.

Repayment of principal on a Stafford Loan does not begin until a student drops below at least a half-time course of study. For Stafford Loans for which the applicable rate of interest is fixed at 7%, the repayment period begins between nine and twelve months after the borrower ceases to pursue at least a half-time course of study, as indicated in the promissory note. For other Stafford Loans, the repayment period begins six months after the borrower ceases to pursue at least a half-time course of study. These periods during which payments of principal are not due are the "grace periods."

In the case of SLS, PLUS, and Consolidation Loans, the repayment period begins on the date of final disbursement of the loan, except that the borrower of a SLS Loan who also has a Stafford Loan may postpone repayment of the SLS Loan to coincide with the commencement of repayment of the Stafford Loan.

During periods in which repayment of principal is required, unless the borrower is repaying under an income-based repayment schedule, payments of principal and interest must in general be made at a rate of at least $600 per year, except that a borrower and lender may agree to a lesser rate at any time before or during the repayment period. However, at a minimum, the payments must satisfy the interest that accrues during the year. Borrowers may make accelerated payments at any time without penalty.

Income-sensitive repayment schedule. Since 1993, lenders have been required to offer income-sensitive repayment schedules, in addition to standard and graduated repayment schedules, for Stafford, SLS, and Consolidation Loans. Beginning in 2000, lenders have been required to offer income-sensitive repayment schedules to PLUS borrowers as well. Use of income-sensitive repayment schedules may extend the maximum repayment period for up to five years if the payment amount established from the borrower's income will not repay the loan within the maximum applicable repayment period.

Income-based repayment schedule. Effective July 1, 2009, a borrower in the Federal Family Education Loan Program or Federal Direct Loan Program, other than a PLUS Loan made to a parent borrower or any Consolidation Loan that repaid one or more parent PLUS loans, may qualify for an income-based repayment schedule regardless of the disbursement dates of the loans if he or she has a partial financial hardship. A borrower has a financial hardship if the annual loan payment amount based on a 10-year repayment schedule exceeds 15% of the borrower's adjusted gross income, minus 150% of the poverty line for the borrower's actual family size. Interest will be paid by the Secretary of Education for subsidized loans for the first three years for any borrower whose scheduled monthly payment is not sufficient to cover the accrued interest. Interest will capitalize at the end of the partial financial hardship period, or when the borrower begins making payments under a standard repayment schedule. The Secretary of Education will cancel any outstanding balance after 25 years if a borrower who has made payments under this schedule meets certain criteria.

Deferment periods. No principal payments need be made during certain periods of deferment prescribed by the Higher Education Act. For a borrower who first obtained a Stafford or SLS loan which was disbursed before July 1, 1993, deferments are available:

- during a period not exceeding three years while the borrower is a member of the Armed Forces, an officer in the Commissioned Corps of the Public Health Service or, with respect to a borrower who first obtained a student loan disbursed on or after July 1, 1987, or a student loan for a period of enrollment beginning on or after July 1, 1987, an active duty member of the National Oceanic and Atmospheric Administration Corps;

- during a period not exceeding three years while the borrower is a volunteer under the Peace Corps Act;

- during a period not exceeding three years while the borrower is a full-time paid volunteer under the Domestic Volunteer Act of 1973;

- during a period not exceeding three years while the borrower is a full-time volunteer in service which the Secretary of Education has determined is comparable to service in the Peace Corp or under the Domestic Volunteer Act of 1970 with an organization which is exempt from taxation under Section 501(c)(3) of the Internal Revenue Code;

- during a period not exceeding two years while the borrower is serving an internship necessary to receive professional recognition required to begin professional practice or service, or a qualified internship or residency program;

- during a period not exceeding three years while the borrower is temporarily totally disabled, as established by sworn affidavit of a qualified physician, or while the borrower is unable to secure employment because of caring for a dependent who is so disabled;

- during a period not exceeding two years while the borrower is seeking and unable to find full-time employment;

- during any period that the borrower is pursuing a full-time course of study at an eligible institution (or, with respect to a borrower who first obtained a student loan disbursed on or after July 1, 1987, or a student loan for a period of enrollment beginning on or after July 1, 1987, is pursuing at least a half-time course of study);

- during any period that the borrower is pursuing a course of study in a graduate fellowship program;

- during any period the borrower is receiving rehabilitation training services for qualified individuals, as defined by the Secretary of Education;

- during a period not exceeding six months while the borrower is on parental leave; and

- only with respect to a borrower who first obtained a student loan disbursed on or after July 1, 1987, or a student loan for a period of enrollment beginning on or after July 1, 1987, during a period not exceeding three years while the borrower is a full-time teacher in a public or nonprofit private elementary or secondary school in a "teacher shortage area" (as prescribed by the Secretary of Education), and during a period not exceeding one year for mothers, with preschool age children, who are entering or re-entering the work force and who are paid at a rate of no more than $1 per hour more than the federal minimum wage.

For a borrower who first obtained a loan on or after July 1, 1993, deferments are available:

- during any period that the borrower is pursuing at least a half-time course of study at an eligible institution;

- during any period that the borrower is pursuing a course of study in a graduate fellowship program;

- during any period the borrower is receiving rehabilitation training services for qualified individuals, as defined by the Secretary of Education;

- during a period not exceeding three years while the borrower is seeking and unable to find full-time employment; and

- during a period not exceeding three years for any reason which has caused or will cause the borrower economic hardship. Economic hardship includes working full time and earning an amount that does not exceed the greater of the federal minimum wage or 150% of the poverty line applicable to a borrower's family size and state of residence. Additional categories of economic hardship are based on the receipt of payments from a state or federal public assistance program, service in the Peace Corps, or until July 1, 2009, the relationship between a borrower's educational debt burden and his or her income.

A borrower serving on active duty during a war or other military operation or national emergency, or performing qualifying National Guard duty during a war or other military operation or national emergency may obtain a military deferment. Eligible borrowers may receive the deferment for all outstanding Title IV loans in repayment effective October 1, 2007, for all periods of active duty service that include that date or begin on or after that date. The deferment period includes the borrower's service period and 180 days following the demobilization date.

A borrower serving on or after October 1, 2007, may receive up to 13 months of active duty student deferment after the completion of military service if he or she meets the following conditions:

- is a National Guard member, Armed Forces reserves member, or retired member of the Armed Forces;
- is called or ordered to active duty; and
- is enrolled at the time of, or was enrolled within six months prior to, the activation in a program at an eligible institution.

The active duty student deferment ends the earlier of when the borrower returns to an enrolled status, or at the end of 13 months. PLUS Loans first disbursed on or after July 1, 2008, are eligible for the following deferment options:

- A parent PLUS borrower, upon request, may defer the repayment of the loan during any period during which the student for whom the loan was borrowed is enrolled at least half time. Also upon request, the borrower can defer the loan for the six-month period immediately following the date on which the student for whom the loan was borrowed ceases to be enrolled at least half time, or if the parent borrower is also a student, the date after he or she ceases to be enrolled at least half time.
- A graduate or professional student PLUS borrower may defer the loan for the six-month period immediately following the date on which he or she ceases to be enrolled at least half time. This option does not require a request and may be granted each time the borrower ceases to be enrolled at least half time.

Prior to the 1992 Amendments, only certain of the deferments described above were available to PLUS and Consolidation Loan borrowers. Prior to the 1986 Amendments, PLUS Loan borrowers were not entitled to certain deferments.

Forbearance periods. The Higher Education Act also provides for periods of forbearance during which the lender, in case of a borrower's temporary financial hardship, may postpone any payments. A borrower is entitled to forbearance for a period not exceeding three years while the borrower's debt burden under Title IV of the Higher Education Act (which includes the Federal Family Education Loan Program) equals or exceeds 20% of the borrower's gross income. A borrower is also entitled to forbearance while he or she is serving in a qualifying internship or residency program, a "national service position" under the National and Community Service Trust Act of 1993, a qualifying position for loan forgiveness under the Teacher Loan Forgiveness Program, or a position that qualifies him or her for loan repayment under the Student Loan Repayment Program administered by the Department of Defense. In addition, mandatory administrative forbearances are provided in exceptional circumstances such as a local or national emergency, a military mobilization, or when the geographical area in which the borrower or endorser resides has been designated a disaster area by the President of the United States or Mexico, the Prime Minister of Canada, or by the governor of a state.

Interest payments during grace, deferment, and forbearance periods. The Secretary of Education makes interest payments on behalf of the borrower for certain eligible loans while the borrower is in school and during grace and deferment periods. Interest that accrues during forbearance periods and, if the loan is not eligible for interest subsidy payments, during in-school, grace, and deferment periods, may be paid monthly or quarterly by the borrower. Any unpaid accrued interest may be capitalized by the lender.

Fees

Guarantee fee and Federal default fee. For loans for which the date of guarantee of principal was on or after July 1, 2006, a guarantee agency was required to collect and deposit into the Federal Student Loan Reserve Fund a Federal default fee in an amount equal to 1% of the principal amount of the loan. The fee was collected either by deduction from the proceeds of the loan or by payment from other non-Federal sources. Federal default fees could not be charged to borrowers of Consolidation Loans.

Origination fee. Beginning with loans first disbursed on or after July 1, 2006, the maximum origination fee which could be charged to a Stafford Loan borrower decreased according to the following schedule:

- 1.5% with respect to loans for which the first disbursement was made on or after July 1, 2007, and before July 1, 2008;
- 1.0% with respect to loans for which the first disbursement was made on or after July 1, 2008, and before July 1, 2009; and
- 0.5% with respect to loans for which the first disbursement was made on or after July 1, 2009, and before July 1, 2010.

A lender could charge a lesser origination fee to Stafford Loan borrowers as long as the lender did so consistently with respect to all borrowers who resided in or attended school in a particular state. Regardless of whether the lender passed all or a portion of the origination fee on to the borrower, the lender had to pay the origination fee owed on each loan it made to the Secretary of Education.

An eligible lender was required to charge the borrower of a PLUS Loan an origination fee equal to 3% of the principal amount of the loan. This fee had to be deducted proportionately from each disbursement of the PLUS Loan and had to be remitted to the Secretary of Education.

Lender fee. The lender of any loan made under the Federal Family Education Loan Program was required to pay a fee to the Secretary of Education. For loans made on or after October 1, 2007, the fee was equal to 1.0% of the principal amount of such loan. This fee could not be charged to the borrower.

Rebate fee on Consolidation Loans. The holder of any Consolidation Loan made on or after October 1, 1993, is required to pay to the Secretary of Education a monthly rebate fee. For loans made on or after October 1, 1993, from applications received prior to October 1, 1998, and after January 31, 1999, the fee is equal to 0.0875% (1.05% per annum) of the principal and accrued interest on the Consolidation Loan. For loans made from applications received during the period beginning on or after October 1, 1998, through January 31, 1999, the fee is 0.0517% (0.62% per annum).

Interest subsidy payments

Interest subsidy payments are interest payments paid on the outstanding principal balance of an eligible loan before the time that the loan enters repayment and during deferment periods. The Secretary of Education and the guarantee agencies enter into interest subsidy agreements whereby the Secretary of Education agrees to pay interest subsidy payments on a quarterly basis to the holders of eligible guaranteed loans for the benefit of students meeting certain requirements, subject to the holders' compliance with all requirements of the Higher Education Act. Subsidized Stafford Loans are eligible for interest payments. Consolidation Loans for which the application was received on or after January 1, 1993, are eligible for interest subsidy payments. Consolidation Loans made from applications received on or after August 10, 1993, are eligible for interest subsidy payments only if all underlying loans consolidated were Subsidized Stafford Loans. Consolidation Loans for which the application is received by an eligible lender on or after November 13, 1997, are eligible for interest subsidy payments on that portion of the Consolidation Loan that repaid subsidized Federal Family Education Loan Program Loans or similar subsidized loans made under the Direct Loan Program. The portion of the Consolidation Loan that repaid HEAL Loans is not eligible for interest subsidy, regardless of the date the Consolidation Loan was made.

Special allowance payments

The Higher Education Act provides for special allowance payments (SAP) to be made by the Secretary of Education to eligible lenders. The rates for special allowance payments are based on formulas that differ according to the type of loan, the date the loan was originally made or insured, and the type of funds used to finance the loan (taxable or tax-exempt).

Stafford Loans. The effective formulas for special allowance payment rates for Subsidized Stafford and Unsubsidized Stafford Loans are summarized in the following chart. The T-Bill Rate mentioned in the chart refers to the average of the bond equivalent yield of the 91-day Treasury bills auctioned during the preceding quarter.

Date of Loans	Annualized SAP Rate
On or after October 1, 1981	T-Bill Rate less Applicable Interest Rate + 3.5%
On or after November 16, 1986	T-Bill Rate less Applicable Interest Rate + 3.25%
On or after October 1, 1992	T-Bill Rate less Applicable Interest Rate + 3.1%
On or after July 1, 1995	T-Bill Rate less Applicable Interest Rate + 3.1%[1]
On or after July 1, 1998	T-Bill Rate less Applicable Interest Rate + 2.8%[2]
On or after January 1, 2000	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.34%[3][6]
On or after October 1, 2007 and held by a Department of Education certified not-for-profit holder or Eligible Lender Trustee holding on behalf of a Department of Education certified not-for-profit entity	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.94%[4][6]
All other loans on or after October 1, 2007	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.79%[5][6]

[1] Substitute 2.5% in this formula while such loans are in-school, grace, or deferment status

[2] Substitute 2.2% in this formula while such loans are in-school, grace, or deferment status.

[3] Substitute 1.74% in this formula while such loans are in-school, grace, or deferment status.

[4] Substitute 1.34% in this formula while such loans are in-school, grace, or deferment status.

[5] Substitute 1.19% in this formula while such loans are in-school, grace, or deferment status.

[6] The Military Construction and Veterans Affairs and Related Agencies Appropriations Act of 2012 provides an alternate calculation method that substitutes for 3 Month Commercial Paper Rate "1 Month London Inter Bank Offered Rate (LIBOR) for United States dollars in effect for each of the days in such quarter as compiled and released by the British Banker's Association." This method has to be selected by each lender or beneficial holder before April 1, 2012 and applies to all loans held under the same lender identification number for the quarter beginning April 1, 2012 and all succeeding 3-month periods.

PLUS, SLS, and Consolidation Loans. The formula for special allowance payments on PLUS, SLS, and Consolidation Loans are as follows:

Date of Loans	Annualized SAP Rate
On or after October 1, 1992	T-Bill Rate less Applicable Interest Rate + 3.1%
On or after January 1, 2000	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.64%[1]
PLUS loans on or after October 1, 2007 and held by a Department of Education certified not-for-profit holder or Eligible Lender Trustee holding on behalf of a Department of Education certified not-for-profit entity	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.94%[1]
All other PLUS loans on or after October 1, 2007	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.79%[1]
Consolidation loans on or after October 1, 2007 and held by a Department of Education certified not-for-profit holder or Eligible Lender Trustee holding on behalf of a Department of Education certified not-for-profit entity	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.24%[1]
All other Consolidation loans on or after October 1, 2007	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.09%[1]

[1] The Military Construction and Veterans Affairs and Related Agencies Appropriations Act of 2012 provides an alternate calculation method that substitutes for 3 Month Commercial Paper Rate "1 Month London Inter Bank Offered Rate (LIBOR) for United States dollars in effect for each of the days in such quarter as compiled and released by the British Banker's Association." This method has to be selected by each lender or beneficial holder before April 1, 2012 and applies to all loans held under the same lender identification number for the quarter beginning April 1, 2012 and all succeeding 3-month periods.

For PLUS and SLS Loans made prior to July 1, 1994, and PLUS loans made on or after July 1, 1998, which bear interest at rates adjusted annually, special allowance payments are made only in quarters during which the interest rate ceiling on such loans operates to reduce the rate that would otherwise apply based upon the applicable formula. See "Interest Rates for PLUS Loans" and "Interest Rates for SLS Loans." Special allowance payments are available on variable rate PLUS Loans and SLS Loans made on or after July 1, 1987, and before July 1, 1994, and on any PLUS Loans made on or after July 1, 1998, and before January 1, 2000, only if the variable rate, which is reset annually, based on the weekly average one-year constant maturity Treasury yield for loans made before July 1, 1998, and based on the 91-day or 52-week Treasury bill, as applicable for loans made on or after July 1, 1998, exceeds the applicable maximum borrower rate. The maximum borrower rate is between 9% and 12% per annum. The portion, if any, of a Consolidation Loan that repaid a HEAL Loan is ineligible for special allowance payments.

Recapture of excess interest. The Higher Education Reconciliation Act of 2005 provides that, with respect to a loan for which the first disbursement of principal was made on or after April 1, 2006, if the applicable interest rate for any three-month period exceeds the special allowance support level applicable to the loan for that period, an adjustment must be made by calculating the excess interest and crediting such amounts to the Secretary of Education not less often than annually. The amount of any adjustment of interest for any quarter will be equal to:

- the applicable interest rate minus the special allowance support level for the loan, multiplied by
- the average daily principal balance of the loan during the quarter, divided by
- four.

Special allowance payments for loans financed by tax-exempt bonds. The effective formulas for special allowance payment rates for Stafford Loans and Unsubsidized Stafford Loans differ depending on whether loans to borrowers were acquired or originated with the proceeds of tax-exempt obligations. The formula for special allowance payments for loans financed with the proceeds of tax-exempt obligations originally issued prior to October 1, 1993 is:

$$\frac{\text{T-Bill Rate less Applicable Interest Rate} + 3.5\%}{2}$$

provided that the special allowance applicable to the loans may not be less than 9.5% less the Applicable Interest Rate. Special rules apply with respect to special allowance payments made on loans

- originated or acquired with funds obtained from the refunding of tax-exempt obligations issued prior to October 1, 1993, or
- originated or acquired with funds obtained from collections on other loans made or purchased with funds obtained from tax-exempt obligations initially issued prior to October 1, 1993.

Amounts derived from recoveries of principal on loans eligible to receive a minimum 9.5% special allowance payment may only be used to originate or acquire additional loans by a unit of a state or local government, or non-profit entity not owned or controlled by or under common ownership of a for-profit entity and held directly or through any subsidiary, affiliate or trustee, which entity has a total unpaid balance of principal equal to or less than $100,000,000 on loans for which special allowances were paid in the most recent quarterly payment prior to September 30, 2005. Such entities may originate or acquire additional loans with amounts derived from recoveries of principal until December 31, 2010. Loans acquired with the proceeds of tax-exempt obligations originally issued after October 1, 1993, receive special allowance payments made on other loans. Beginning October 1, 2006, in order to receive 9.5% special allowance payments, a lender must undergo an audit arranged by the Secretary of Education attesting to proper billing for 9.5% payments on only eligible "first generation" and "second generation" loans. First generation loans include those loans acquired using funds directly from the issuance of the tax-exempt obligation. Second-generation loans include only those loans acquired using funds obtained directly from first-generation loans. Furthermore, the lender must certify compliance of its 9.5% billing on such loans with each request for payment.

Adjustments to special allowance payments. Special allowance payments and interest subsidy payments are reduced by the amount which the lender is authorized or required to charge as an origination fee. In addition, the amount of the lender origination fee is collected by offset to special allowance payments and interest subsidy payments. The Higher Education Act provides that if special allowance payments or interest subsidy payments have not been made within 30 days after the Secretary of Education receives an accurate, timely, and complete request, the special allowance payable to the lender must be increased by an amount equal to the daily interest accruing on the special allowance and interest subsidy payments due the lender.



Proxy



121 SOUTH 13TH STREET
SUITE 201
LINCOLN, NE 68508

p 402.458.2370
f 402.458.2399

www.nelnet.com
NELNET, INC.

April 13, 2012

Dear Shareholder:

On behalf of the Board of Directors, we are pleased to invite you to Nelnet, Inc.'s Annual Shareholders' Meeting on Thursday, May 24, 2012 at the Embassy Suites, 1040 P Street, Lincoln, Nebraska at 8:30 a.m., Central Time. The notice of the meeting and proxy statement on the following pages contain information about the meeting.

Your participation in the Annual Meeting is important. We hope that you will be able to attend the meeting and encourage you to read our annual report and proxy statement. At the meeting, members of the Company's management team will discuss the Company's results of operations and business plans and will be available to answer your questions. Regardless of whether you plan to attend, we urge you to vote your proxy at your earliest convenience.

Thank you for your support of Nelnet, Inc.

Sincerely,

Michael S. Dunlap
Chairman of the Board of Directors and Chief Executive Officer

Nelnet, Inc.
121 South 13th Street, Suite 201, Lincoln, Nebraska 68508

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 13, 2012

TIME AND DATE 8:30 a.m., Central Time, on Thursday, May 24, 2012

PLACE Embassy Suites
1040 P Street
Lincoln, Nebraska 68508

ITEMS OF BUSINESS

(1) To elect eight directors nominated by the Board of Directors to serve until the 2013 Annual Meeting of Shareholders
(2) To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2012
(3) To conduct an advisory vote to approve the Company's executive compensation
(4) To transact such other business if properly introduced

RECORD DATE You can vote if you were a shareholder as of the close of business on March 30, 2012

OTHER INFORMATION The 2012 Letter to Shareholders from the Chairman of the Board of Directors and Chief Executive Officer and our 2011 Annual Report on Form 10-K, which are not part of the proxy soliciting materials, are enclosed.

PROXY VOTING The Board of Directors solicits your proxy and asks you to vote your proxy at your earliest convenience to be sure your vote is received and counted. Instructions on how to vote are contained in our proxy statement and in the Notice of Internet Availability of Proxy Materials. **Whether or not you plan to attend the meeting, we ask you to vote over the Internet as described in those materials as promptly as possible in order to make sure that your shares will be voted in accordance with your wishes at the meeting. Alternatively, if you requested a copy of the proxy/voting instruction card by mail, you may mark, sign, date, and return the proxy/voting instruction card in the envelope provided.** The Board of Directors encourages you to attend the meeting in person. If you attend the meeting, you may vote by proxy or you may revoke your proxy and cast your vote in person. We recommend you vote by proxy even if you plan to attend the meeting.

By Order of the Board of Directors,

William J. Munn
Corporate Secretary
Nelnet, Inc.

NELNET, INC.
2012 PROXY STATEMENT
TABLE OF CONTENTS

PROXY STATEMENT
General Information 1

VOTING 2

PROPOSAL 1 - ELECTION OF DIRECTORS
Nominees 5

CORPORATE GOVERNANCE
Code of Business Conduct and Ethics for Directors, Officers, and Employees 7
Board Composition and Director Independence 7
Governance Guidelines of the Board 8
Board Diversity 8
The Board's Role in Risk Oversight 8
Board Leadership Structure 9
Board Committees 9
Meetings of the Board 11
Attendance at Annual Meetings of Shareholders 11
Director Compensation Table for Fiscal Year 2011 11
Matching Gift Program 12
Share Ownership Guidelines for Board Members 12

EXECUTIVE OFFICERS 12

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis 13
Compensation Committee Report 20
Summary Compensation Table for Fiscal Years 2011, 2010, and 2009 20
Grants of Plan-Based Awards Table for Fiscal Year 2011 22
Outstanding Equity Awards at Fiscal Year-End Table (As of December 31, 2011) 22
Stock Vested Table for Fiscal Year 2011 23
Stock Option, SAR, Long-Term Incentive, and Defined Benefit Plans 23

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS
Stock Ownership 23
Section 16(a) Beneficial Ownership Reporting Compliance 27

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS 27

AUDIT COMMITTEE REPORT 31

PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Independent Accountant Fees and Services 32

PROPOSAL 3 - ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION 33

OTHER SHAREHOLDER MATTERS
Householding 34
Other Business 35
Shareholder Proposals for 2013 Annual Meeting 35

MISCELLANEOUS 35

Nelnet, Inc.
121 South 13th Street
Suite 201
Lincoln, Nebraska 68508

PROXY STATEMENT

General Information

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Nelnet, Inc. (the "Company") for the 2012 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Thursday, May 24, 2012, at 8:30 a.m., Central Time, at the Embassy Suites, 1040 P Street, Lincoln, Nebraska 68508. The Annual Meeting will be held for the purposes set forth in the notice of such Annual Meeting on the cover page hereof.

Important Notice Regarding the Availability of Proxy Materials for the 2012 Annual Meeting of Shareholders to be held on May 24, 2012

Our notice of annual meeting and proxy statement, 2011 annual report on Form 10-K, letter to shareholders, electronic proxy card, and other annual meeting materials are available on the Internet at www.proxyvote.com. We intend to begin mailing our Notice of Internet Availability of Proxy Materials to shareholders on or about April 13, 2012. At that time, we also will begin mailing paper copies of our proxy materials to shareholders who requested them. Additional information on how these materials will be distributed is provided below.

Under U.S. Securities and Exchange Commission (the "SEC") rules, we are allowed to mail a notice to our shareholders informing them that our proxy statement, annual report on Form 10-K, electronic proxy card, and related materials are available for viewing, free of charge, on the Internet. Shareholders may then access these materials and vote their shares over the Internet, or request delivery of a full set of proxy materials by mail or email. These rules give us the opportunity to serve shareholders more efficiently by making the proxy materials available online and reducing the environmental impact and costs associated with printing and physical delivery. We are utilizing this process for the 2012 Annual Meeting. We intend to begin mailing the required notice, called the Notice of Internet Availability of Proxy Materials (the "Notice"), to shareholders on or about April 13, 2012. The proxy materials will be posted on the Internet, at www.proxyvote.com, no later than the day we begin mailing the Notice. If you receive a Notice, you will not receive a paper or email copy of the proxy materials unless you request one in the manner set forth in the Notice.

The Notice contains important information, including:

- The date, time, and location of the Annual Meeting
- A brief description of the matters to be voted on at the meeting
- A list of the proxy materials available for viewing at www.proxyvote.com and the control number you will need to use to access the site
- Instructions on how to access and review the proxy materials online, how to vote your shares over the Internet, and how to get a paper or email copy of the proxy materials if that is your preference

You may vote in person at the Annual Meeting or you may vote by proxy. To obtain directions to attend the Annual Meeting and vote in person, please call 402-458-3038. Giving the Board of Directors your proxy means that you authorize representatives of the Board to vote your shares at the Annual Meeting in the manner you specify. We recommend that you vote by proxy even if you plan to attend the Annual Meeting. If your share ownership is registered directly, you may refer to voting instructions contained in this proxy statement and in the Notice. If your share ownership is beneficial (that is, your shares are held in the name of a bank, broker, or other nominee, referred to as being held in "street name"), your broker will issue you a voting instruction form that you use to instruct them how to vote your shares. Your broker must follow your voting instructions. Although most brokers and nominees offer mail, telephone, and Internet voting, availability and specific procedures will depend on their voting arrangements.

Your vote is important. For this reason, the Board of Directors is requesting that you permit your common stock to be voted by proxy at the Annual Meeting. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully.

VOTING

Who Can Vote

You may vote if you owned Nelnet, Inc. Class A common stock, par value $0.01 per share, or Class B common stock, par value $0.01 per share, as of the close of business on March 30, 2012 (the "record date"). At the close of business on March 30, 2012, 35,500,836 and 11,495,377 shares of the Company's Class A and Class B common stock, respectively, were outstanding and eligible to vote. The Class A common stock is listed on the New York Stock Exchange under the symbol "NNI." The Class B common stock is not listed on any exchange or market. At the Annual Meeting, each Class A and Class B shareholder will be entitled to one and 10 vote(s), respectively, in person or by proxy, for each share of Class A and Class B common stock, respectively, owned of record at the close of business on March 30, 2012. The stock transfer books of the Company will not be closed. The Secretary of the Company will make a complete record of the shareholders entitled to vote at the Annual Meeting available for inspection by any shareholder ten days prior to the date of the Annual Meeting at its headquarters in Lincoln, Nebraska at any time during usual business hours. Such records will also be available for inspection at the Annual Meeting.

As a matter of policy, the Company keeps private all proxies, ballots, and voting tabulations that identify individual shareholders. Such documents are available for examination only by certain representatives associated with processing proxy voting instructions and tabulating the vote. No vote of any shareholder is disclosed, except as may be necessary to meet legal requirements.

How You Vote

You may vote your shares prior to the Annual Meeting by following the instructions provided in the Notice, this proxy statement, and the voter website, www.proxyvote.com. If you requested a paper copy of the proxy materials, voting instructions are also contained on the proxy card enclosed with those materials.

- If you are a *registered shareholder*, there are three ways to vote your shares before the meeting:

  By Internet (www.proxyvote.com): Use the Internet to transmit your voting instructions until 11:59 p.m. EDT on May 23, 2012. Have your Notice of Internet Availability of Proxy Materials with you when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

  By mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card. There is no charge for requesting a copy. To be valid, proxy cards must be received before the start of the Annual Meeting. If you want to receive a paper or e-mail copy of the proxy materials, please choose one of the following methods to make your request:

  - By internet: www.proxyvote.com
  - By telephone: 1-800-579-1639
  - By e-mail*: sendmaterial@proxyvote.com

  * If requesting materials by e-mail, please send a blank e-mail with your 12-Digit Control Number in the subject line.

  By telephone (1-800-690-6903): Use any touch-tone phone to transmit your voting instructions until 11:59 p.m. EDT on May 23, 2012. Have your proxy card with you when you call and follow the instructions.

- If your shares are held in *street name*, your broker, bank, or other holder of record may provide you with a Notice of Internet Availability of Proxy Materials. Follow the instructions on the Notice to access our proxy materials and vote online or to request a paper or e-mail copy of our proxy materials. If you received these materials in paper form, the materials included a voting instruction card so you can instruct your broker, bank, or other holder of record how to vote your shares.

You may vote your shares at the Annual Meeting. If you are a *registered shareholder*, you can vote at the meeting any shares that were registered in your name as the shareholder of record as of the record date. If your shares are held in *street name*, you are not a holder of record of those shares and cannot vote them at the Annual Meeting unless you have a legal proxy from the holder of record. If you plan to attend and vote your street name shares at the Annual Meeting, you should request a legal proxy from your broker, bank, or other holder of record and bring it with you to the meeting along with proof of identification.

If you plan to vote your shares at the Annual Meeting, please pick up a ballot at the registration table upon your arrival. You may then submit your ballot to a meeting usher at the time designated during the meeting. *Ballots will not be distributed during the meeting.* Shares may not be voted after the final vote at the meeting.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy.

What Items Require Your Vote

There are three proposals that will be presented for your consideration at the meeting:

- Electing the eight nominees named in this proxy statement to the Board of Directors for a term of one year
- Ratifying the appointment of KPMG LLP as the Company's independent registered public accounting firm ("independent auditor") for 2012
- Approving on an advisory basis the Company's executive compensation

Each of the proposals has been submitted on behalf of the Company's Board of Directors.

How You Can Change Your Vote

If you are a *registered shareholder*, you can revoke your proxy and change your vote prior to the Annual Meeting by:

- Sending a written notice of revocation to our Corporate Secretary at 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508 (the notification must be received by the close of business on May 23, 2012)
- Voting again by Internet prior to 11:59 p.m. EDT on May 23, 2012 (only the latest vote you submit will be counted)
- Submitting a new properly signed and dated paper proxy card with a later date (your proxy card must be received before the start of the Annual Meeting)

If your shares are held in *street name*, you should contact your broker, bank, or other holder of record about revoking your voting instructions and changing your vote prior to the meeting.

If you are eligible to vote at the Annual Meeting, you also can revoke your proxy or voting instructions and change your vote at the Annual Meeting by submitting a written ballot before the final vote at the meeting. Your attendance at the Annual Meeting will not automatically revoke your proxy; you must specifically revoke your proxy.

Quorum Needed To Hold the Meeting

In order to conduct the Annual Meeting, a majority of the Company's outstanding shares entitled to vote must be present in person or by proxy. This is called a quorum. If you return valid proxy instructions or vote in person at the Annual Meeting, your shares will be considered part of the quorum. **Abstentions and broker "non-votes" will be counted as present and entitled to vote for purposes of determining a quorum. New York Stock Exchange rules allow banks, brokers, and other nominees to vote shares held by them for a customer on matters that the New York Stock Exchange considers to be routine, even though the bank, broker, or nominee has not received voting instructions from the customer. A broker "non-vote" occurs when a bank, broker, or other nominee has not received voting instructions from the customer and the bank, broker, or other nominee cannot vote the shares because the matter is not considered to be routine under New York Stock Exchange rules.**

Under New York Stock Exchange rules, the election of directors and the advisory vote to approve executive compensation will not be considered to be "routine" matters, and banks, brokers, and other nominees who are members of the New York Stock Exchange will not be permitted to vote shares held by them for a customer on these matters without instructions from the beneficial owner of the shares.

Counting Your Vote

If you provide specific voting instructions, your shares will be voted as instructed. If you hold shares in your name and submit a valid proxy without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors. If you hold your shares in your name and do not return valid proxy instructions or do not vote in person at the Annual Meeting, your shares will not be voted. If you hold your shares in the name of a bank, broker, or other nominee, and you do not give that nominee instructions on how you want your shares to be voted, the nominee has the authority to vote your shares on the ratification of the appointment of KPMG LLP as independent auditor. However, as previously discussed, the nominee will not be permitted to vote your shares on the election of directors or the advisory vote to approve executive compensation.

Giving the Board your proxy also means that you authorize their representatives to vote on any other matter that may be properly presented at the Annual Meeting in such manner as they determine best. The Company does not know of any other matters to be presented at the Annual Meeting as of the date of this proxy statement.

What Vote is Needed

Our Articles of Incorporation provide that directors are elected by a majority of the votes cast by the shares entitled to vote at the Annual Meeting. Although abstentions and broker "non-votes" will be counted for purposes of determining whether there is a quorum (as discussed previously), they will not be counted as votes cast in the election of directors and thus will not have the effect of votes for or against any director.

With respect to the election of directors, shareholders of the Company, or their proxy if one is appointed, have cumulative voting rights under the laws of the State of Nebraska. That is, shareholders, or their proxy, may vote their shares for as many directors as are to be elected, or may cumulate such shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of their shares, or may distribute votes on the same principle among as many nominees as they may desire. If a shareholder desires to vote cumulatively, he or she must vote in person or give his or her specific cumulative voting instructions to the designated proxy that the number of votes represented by his or her shares are to be cast for one or more designated nominees. Cumulative voting is not available for internet voting.

A majority of votes cast at the meeting is required to approve Proposals 2 and 3 (ratifying the appointment of KPMG LLP, and approving on an advisory basis the Company's executive compensation, respectively). Although abstentions and broker "non-votes" will be counted for purposes of determining whether there is a quorum (as discussed previously), they will not be counted as votes cast with respect to Proposals 2 and 3 and thus will not have the effect of votes for or against Proposals 2 and 3.

Voting Recommendations

The Company's Board of Directors recommends that you vote:

- "FOR" each of the nominees to the Board of Directors
- "FOR" ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2012
- "FOR" the approval of the compensation of the Company's named executive officers, as disclosed in this proxy statement

A proxy, when properly executed and not revoked, will be voted in accordance with the authorization and instructions contained therein. Unless a shareholder specifies otherwise, all shares represented will be voted in accordance with the recommendations of the Company's Board of Directors.

Voting Results

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be reported in a current report on Form 8-K to be filed within four business days after the Annual Meeting date.

Cost of This Proxy Solicitation

The Company will pay the cost of soliciting proxies, including the preparation, assembly, and furnishing of proxy solicitation and other required annual meeting materials. Directors, officers, and regular employees of the Company may solicit proxies by telephone, electronic communications, or personal contact, for which they will not receive any additional compensation in respect of such solicitations. The Company will also reimburse brokerage firms and others for all reasonable expenses for furnishing proxy solicitation and other required annual meeting materials to beneficial owners of the Company's stock.

PROPOSAL 1 - ELECTION OF DIRECTORS

Nominees

Shareholders are asked to elect eight directors to serve on the Board for a one-year term or until their successors are elected or appointed.

Upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board has nominated each of the nominees named below to serve on the Board of Directors.

The Board of Directors recommends that shareholders vote FOR the election of each nominee (named below) to the Board of Directors.

In the event that any nominee becomes unavailable for election for any reason, the shares represented by proxy will be voted for any substitute nominees designated by the Board, unless the proxy does not indicate that the shares are to be voted for all nominees. The Board of Directors knows of no reason why any of the persons nominated to be directors might be unable to serve if elected, and each nominee has consented to and expressed an intention to serve if elected. There are no arrangements or understandings between any of the nominees and any other person pursuant to which any of the nominees was selected as a nominee.

Following are the names of the eight nominees to serve as director, together with: their ages, the year during which they were first elected a director of the Company, their principal occupation(s) and any other directorships with publicly-held companies (if applicable) during the past five years, and each nominee's qualifications to serve as a director.

Name, Age, and Service as a Director	Principal Occupation(s), Other Directorships, and Qualifications
Michael S. Dunlap, 48 **Director since** **January 1996**	**Chairman and Chief Executive Officer, Nelnet, Inc.** • Chairman, Nelnet, Inc., March 2000 to present; Chief Executive Officer, May 2007 to present and December 2001 - August 2003; Co-Chief Executive Officer, August 2003 - May 2007; President, December 2001 - August 2003; Chairman of the Company's predecessor in interest, January 1996 - March 2000 • Co-President and Director, Farmers & Merchants Investment Inc. ("F&M"), the parent of Union Bank and Trust Company ("Union Bank"), January 2007 - present; President and Director, January 1995 - January 2007 (F&M is an affiliate of the Company) • Non-Executive Chairman, Union Bank, August 2003 - November 2008; Chief Executive Officer, January 2001 - August 2003; Executive Vice President, January 1993 - January 2001 (Union Bank is an affiliate of the Company) Mr. Dunlap's qualifications include more than 25 years of experience in the areas of banking and financial services, leadership, strategic operations, and management, including as one of our co-founders and our Chief Executive Officer and Chairman since the Company's inception, as well as his experience as a member of the boards of directors of numerous other private organizations. Mr. Dunlap's knowledge of every part of our business and his intense focus on innovation and excellence are keys to our Board's success.
Stephen F. Butterfield, 59 **Director since** **January 1996**	**Vice-Chairman, Nelnet, Inc.** • Vice-Chairman, Nelnet, Inc., March 2000 - present; Co-Chief Executive Officer, August 2003 - May 2007; Vice-Chairman of the Company's predecessor in interest, January 1996 - March 2000 • President, Student Loan Acquisition Authority of Arizona, January 1989 - February 2000 Mr. Butterfield's qualifications include more than 35 years of experience in the areas of student loans, capital markets, and municipal finance, including as one of our co-founders and a member of our Board since the Company's inception, as well as his knowledge and understanding of leadership and organizational dynamics.

Name, Age, and Service as a Director	Principal Occupation(s), Other Directorships, and Qualifications
James P. Abel, 61 **Director since** **August 2003**	**Chief Executive Officer, NEBCO, Inc.** • Chief Executive Officer, NEBCO, Inc., a company with interests in the manufacture of concrete building materials, road construction, insurance, mining, railroading, farming, and real estate, 2004 - present; President and Chief Executive Officer, 1983 - 2004 • Chairman of the Board of Directors, UNIFI Mutual Holding Company; Director, Ameritas Holding Company and Ameritas Life Insurance Corp. UNIFI Mutual Holding Company is the parent company and owns Ameritas Holding Company. Ameritas Holding Company, in turn, owns 100 percent of the stock of Ameritas Life Insurance Corp. These entities offer a wide range of insurance and financial products and services to individuals, families, and businesses. Mr. Abel's qualifications include his experience on boards of directors of other private companies and his demonstrated executive leadership abilities and management experience as Chief Executive Officer of a complex diversified organization, as well as his knowledge of operations, all of which give him critical insights into the operational requirements of the Company.
William R. Cintani, 59 **New Nominee for Director**	**Chairman and Chief Executive Officer, Mapes Industries** • Chairman and Chief Executive Officer, Mapes Industries, a diversified manufacturer of specialty architectural products with distribution across the Unites States and Canada, 1993 - present; President, 1984 - 1993; Vice President, 1978 - 1984 Mr. Cintani's qualifications include more than 35 years of managing a diverse, nationwide manufacturing business with distribution in all 50 states and Canada. Mr. Cintani's service on numerous civic, philanthropic, and service boards have provided him with a wide array of experience in both corporate governance and operations. His practical knowledge and board experience provides the Company with a resource for all aspects of finance, operations, IT, and strategic planning. In addition, Mr. Cintani has served 10 years as a member of the board of directors for certain of the Company's asset-backed securities special purpose corporations.
Kathleen A. Farrell, 48 **Director since** **October 2007**	**Professor of Finance and Senior Associate Dean of Academic Programs, University of Nebraska-Lincoln** • Professor of Finance, University of Nebraska-Lincoln, August 2009 - present • Senior Associate Dean of Academic Programs, August 2011 - present • Associate Dean of Academic Programs, August 2010 - August 2011 • Associate Professor of Finance, University of Nebraska-Lincoln, 2002 - July 2009 • Assistant Professor of Finance, University of Nebraska-Lincoln, August 1993 - 2001 Dr. Farrell's qualifications include her expertise in corporate finance, executive turnover, and executive compensation, and her prior experience as an auditor at a public accounting firm. Dr. Farrell has achieved designation as a Certified Public Accountant (inactive), has nearly 19 years experience teaching university courses in the areas of banking and finance, and has conducted extensive research on these topics. Dr. Farrell has also published articles on these topics in numerous scholarly journals.
Thomas E. Henning, 59 **Director since** **August 2003**	**President and Chief Executive Officer, Assurity Security Group, Inc. and its subsidiary, Assurity Life Insurance Company** • President and Chief Executive Officer, Assurity Security Group, Inc. and its subsidiary, Assurity Life Insurance Company, which offers a variety of disability income and critical illness protection, life insurance, and annuity products, 1990 - present • Director, Federal Home Loan Bank Topeka, March 2007 - present. The Federal Home Loan Bank Topeka is part of the 12 member Federal Home Loan Bank system. The bank serves the states of Oklahoma, Kansas, Nebraska, and Colorado and provides liquidity to member institutions to assist in financing real estate. • Director, Assurity Advisors (previously named Pine Lake Advisors), a registered investment advisory company, January 1998 - April 2008 Mr. Henning's qualifications include over 20 years of experience as President and Chief Executive Officer of a large insurance company, his prior experience as President of a regional bank, his financial expertise, including being a Certified Financial Analyst, his experience in risk assessment and management, and his vast knowledge and experience in leadership and management.

Name, Age, and Service as a Director	Principal Occupation(s), Other Directorships, and Qualifications
Kimberly K. Rath, 51 **Director since** **October 2007**	**Managing Director and President, Talent Plus, Inc.** • Managing Director and President, Talent Plus, Inc., a global human resources consulting firm, July 1989 - present • Senior Consultant, The Gallup Organization, 1982 - 1989 Ms. Rath's qualifications include 30 years of experience in the field of human resources, with expertise in executive development, employee engagement, and human capital management. Ms. Rath also has 23 years of experience leading an international executive management consulting and training organization, working with major global companies. Ms. Rath serves as an executive strategic advisor to many leaders across the globe in both private and public sectors. Ms. Rath's experience and perspectives are unique among our Board members.
Michael D. Reardon, 59 **Director since** **December 2003**	**Chief Executive Officer, Provision Communications, LLC** • Chief Executive Officer, Provision Communications, LLC, a telecommunications company, January 2004 - present • Chairman, Geos Communications, Inc., a publicly traded mobile communications company, March 2010 - present; Director, June 2009 - February 2010 • Director, HyperFlo, LLC, a manufacturer of precision cleaning equipment, January 2010 - present; Chairman, 1997 - 2009 Mr. Reardon's qualifications include over 35 years of experience starting and building companies from the ground up, providing strategy, leadership, business development, and management expertise, and dealing with financial and operational issues in challenging environments. Through his roles as an executive officer and Chairman of such companies, and his experience on the board of directors and board committees of other public companies, Mr. Reardon provides valuable and unique insights.

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics for Directors, Officers, and Employees

The Company has a written code of business conduct and ethics that applies to all of the Company's directors, officers, and employees, including the Company's Chief Executive Officer and Chief Financial Officer, and is designed to promote ethical and legal conduct. Among other items, the code addresses the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the code. This code is available on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" and is available in print to any shareholder who requests it.

Board Composition and Director Independence

The Board of Directors is composed of a majority of independent directors as defined by the rules of the New York Stock Exchange. A director does not qualify as an independent director unless the Board has determined, pursuant to applicable legal and regulatory requirements, that such director has no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). The Nominating and Corporate Governance Committee reviews compliance with the definition of "independent" director annually. Mr. Dunlap beneficially owns 67.9% of the combined voting power of the Company's shareholders. Because of his beneficial ownership, Mr. Dunlap can effectively elect each member of the Board of Directors and has the power to defeat or remove each member of the Board of Directors.

In 2011, the Board evaluated commercial, consulting, charitable, familial, and other relationships with each of its directors and entities with respect to which they are an executive officer, partner, member, and/or significant shareholder. As part of this evaluation, the Board noted that none of the directors received any consulting, advisory, or other compensatory fees from the Company (other than for services as a director) or is a partner, member, or principal of an entity that provided accounting, consulting, legal, investment banking, financial, or other advisory services to the Company (other than approximately $34,000 paid for employee development services to Talent Plus, in which Ms. Rath is Managing Director and President). Based on this independence review and evaluation, and on other facts and circumstances the Board deemed relevant, the Board, in its business judgment, determined that all of the Company's directors and nominees are independent, with the exception of Mr. Dunlap, who is currently an employee of the Company.

The Company's Nominating and Corporate Governance Committee is responsible for reviewing and approving all new transactions, and any material amendments or modifications to existing transactions, between the Company and Union Bank or any other related party, and taking such actions as the Committee deems necessary and appropriate in relation to such transactions, including reporting to the Board of Directors with respect to such transactions as the Committee deems necessary and appropriate. See "Certain Relationships and Related Transactions."

Governance Guidelines of the Board

The Board's governance is guided by the Company's Corporate Governance Guidelines. The Board's current guidelines are available on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" and are available in print to any shareholder who requests them. Among other matters, the guidelines provide for the following:

- A majority of the members of the Board must be independent directors.
- The Board undertakes an annual self-review.
- The Board and each Board Committee has the authority to engage independent or outside counsel, accountants, or other advisors, as it determines to be necessary or appropriate. All related fees and costs of such advisors are paid by the Company.
- Board members have open communication with all members of management and counsel.
- Non-Employee Directors meet in executive session, without the presence of management. Mr. Reardon currently presides at these executive sessions. Anyone who has a concern about the Company may communicate that concern directly to these Non-Employee Directors. Such communication may be mailed to the Corporate Secretary at Nelnet, Inc., 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508 or anonymously submitted via the Company's Web site at www.nelnet.com under "Contact Us." All such communications will be forwarded to the appropriate Non-Employee Directors for their review. The Non-Employee Directors may take any action deemed appropriate or necessary, including the retention of independent or outside counsel, accountants, or other advisors, with respect to any such communication addressed to them. No adverse action will be taken against any individual making any such communication in good faith to the Non-Employee Directors.

Board Diversity

In considering whether to recommend any candidate for election to the Board, including candidates recommended by shareholders, the Nominating and Corporate Governance Committee will apply the criteria set forth in Nelnet's Corporate Governance Guidelines. These criteria include the candidate's independence, wisdom, integrity, understanding and acceptance of the Company's corporate philosophy, business or professional knowledge and experience, record of accomplishment, and willingness to commit time and energy to the Company. Our Corporate Governance Guidelines also specify that the value of diversity on the Board should be considered by the Nominating and Corporate Governance Committee in the director identification and nomination process. The Board is committed to a strong and diverse membership and a thorough process to identify those individuals who can best contribute to the Company's continued success. As part of this process, the Nominating and Corporate Governance Committee will continue to take all reasonable steps to identify and consider for Board membership all candidates who satisfy the business needs of the Company at the time of appointment.

The Committee seeks nominees with a broad diversity of experience, professional skills, and backgrounds. The Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Company believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge, and abilities that will allow the Board to fulfill its responsibilities. Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability, or any other basis proscribed by law.

The Board's Role in Risk Oversight

Our Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company in fostering a culture of risk-aware and risk-adjusted decision-making that allows the Company to avoid adverse financial and operational impacts. The involvement of the full Board of Directors in setting the Company's business strategy is a key part of its assessment of management's appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. In particular, the Risk and Finance Committee assists the Board of Directors in fulfilling its responsibilities with respect to oversight of the Company's enterprise-wide risk management framework and oversight of the Company's strategies relating to capital management. The Audit Committee focuses on the integrity of the Company's financial statements, system of internal controls, and policies for risk assessment and risk management. The Company's Nominating and Corporate Governance Committee assists the Board of Directors in fulfilling its oversight responsibility with respect to regulatory, compliance, related-party transactions, and public policy issues that affect the Company, and works closely with the Company's legal and policy services groups. Finally, in setting compensation philosophy and strategy, the Compensation Committee strives to create incentives that encourage an appropriate level of risk-taking behavior consistent with the Company's business strategy.

Board Leadership Structure

Mr. Dunlap has served the Company as both Chairman and Chief Executive Officer (co-Chief Executive Officer with Mr. Butterfield from 2003-2007) since the Company's inception. The Board of Directors and management believe this structure is appropriate for our business for a number of reasons. Mr. Dunlap is the largest single shareholder of the Company, he is one of our co-founders, and his vision and leadership have been an integral part of the Company's success. His experience in the business, as well as his high levels of skill and integrity, are critical to our ability to be responsive to conditions in the markets in which we operate and to our continued success. In addition, the combined role Mr. Dunlap plays provides the Company the benefit of singular leadership for our strategy and vision. Finally, the Company does not believe that separating the Chairman and Chief Executive Officer roles necessarily guarantees better governance or the absence of risk. The Company prefers to focus instead on our Board's overall effectiveness, and we believe Mr. Dunlap contributes materially to that effectiveness by virtue of his combined role.

Mr. Reardon is currently the independent Lead Director. Mr. Dunlap, as Chairman, provides leadership to the Board and works with the Board to define its structure and activities in the fulfillment of its responsibilities. In conjunction with Mr. Reardon as the Lead Director, Mr. Dunlap sets the Board agendas with Board and management input, facilitates communication among directors, works with Mr. Reardon to provide appropriate information flow to the Board, and presides at meetings of the Board of Directors and shareholders. Mr. Reardon works with Mr. Dunlap and other Board members to provide strong, independent oversight of the Company's management and affairs. Among other things, Mr. Reardon is involved in the development of Board meeting agendas as well as the quality, quantity, and timeliness of information sent to the Board, serves as the principal liaison between Mr. Dunlap and the independent directors, and chairs an executive session of the Non-Employee Directors at most regularly scheduled Board meetings.

Board Committees

The Board uses committees to assist it in the performance of its duties. During 2011, the standing committees of the Board were the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Risk and Finance Committee, and Executive Committee. Each committee, other than the Executive Committee, is composed entirely of independent directors and operates pursuant to a formal written charter, approved by the Board, which sets forth the committee's functions and responsibilities. Each committee charter is posted on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" - "Committees" and is available in print to any shareholder who requests it. The purposes of each committee and their current members are set forth below.

Audit Committee

The Audit Committee is composed of Ms. Farrell and Messrs. Henning and O'Connor. The Committee held eight meetings in 2011. Each member of the Audit Committee is (1) "independent" in accordance with the rules and regulations of the New York Stock Exchange and the rules and regulations of the SEC and (2) sufficiently financially literate to enable him or her to discharge the responsibilities of an Audit Committee member. Mr. Henning has accounting and related financial management expertise and serves as the committee's "audit committee financial expert," as defined in the applicable rules and regulations of the SEC.

The Audit Committee provides assistance to the Board of Directors in its oversight of the integrity of the Company's financial statements, the Company's system of internal controls, the Company's policy standards and guidelines for risk assessment and risk management, the qualifications and independence of the Company's independent auditor, the performance of the Company's internal and independent auditors, and the Company's compliance with other regulatory and legal requirements. The Audit Committee discusses with management and the independent auditor the Company's annual audited financial statements, including the Company's disclosures made under "Management's Discussion and Analysis of Financial Condition and Results of Operation" in its filings with the SEC, and recommends to the Board of Directors whether such audited financial statements should be included in the Company's annual report on Form 10-K. The Audit Committee also selects the independent auditors for the next year and presents such selection to the shareholders for ratification.

Compensation Committee

The Compensation Committee is composed of Ms. Rath and Messrs. Abel and Reardon. The Committee held five meetings in 2011. The members of the Compensation Committee are (1) "independent" in accordance with the rules and regulations of the New York Stock Exchange and the rules and regulations of the SEC, (2) "Non-Employee Directors" as defined in Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (3) "Outside Directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986. The Compensation Committee oversees the Company's compensation and benefit policies. The Company's compensation policies are designed with the goal of maximizing shareholder value over the long term. The Compensation Committee believes that this goal is best realized by utilizing a compensation program which serves to attract and retain superior executive talent by providing management with performance-based incentives and closely aligning the financial interests of management with those of the Company's shareholders. The level of compensation is based on numerous factors, including achievement of results and financial objectives established by the Compensation Committee and the Board of Directors. Salary and performance payments are reviewed regularly for competitiveness and are determined in large part by reference to compensation levels for comparable positions at comparable companies. See "Executive Compensation."

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is composed of Ms. Rath and Messrs. Abel, Reardon, and as of May, 2011, Mr. Butterfield. The Committee held five meetings in 2011. The members of the Nominating and Corporate Governance Committee are "independent" as determined in accordance with the rules and regulations of the New York Stock Exchange and the rules and regulations of the SEC. The Nominating and Corporate Governance Committee is responsible for identifying and recommending qualified nominees to serve on the Company's Board of Directors, identifying members of the Board to serve on each Board committee, overseeing the evaluation by the Board of itself and its committees, identifying individuals to serve as officers of the Company and recommending such individuals to the Board, as well as developing and overseeing the Company's internal corporate governance processes. The Nominating and Corporate Governance Committee reviews related party transactions in accordance with the written policies and procedures adopted by the Board of Directors for the Committee's review of related party transactions, and takes such actions as the Committee deems necessary and appropriate in relation to such transactions, including reporting to the Board of Directors with respect to such transactions as the Committee deems necessary and appropriate.

The Company's Corporate Governance Guidelines establish criteria for specific qualities and skills to be considered by the Nominating and Corporate Governance Committee as necessary for the Company's directors to possess. These criteria include, among other items, independence, diversity, integrity, understanding the Company's corporate philosophy, valid business or professional knowledge, proven record of accomplishment with excellent organizations, ability to challenge and stimulate management, and willingness to commit time and energy. The Nominating and Corporate Governance Committee has been given the responsibility to take all reasonable steps to identify and evaluate nominees for director and has adopted a policy requiring it to consider written proposals for director nominees received from shareholders of the Company. No such proposals were received during 2011 from a beneficial owner of more than 5% of Nelnet's stock (other than current management). There is no difference in the manner in which the Committee evaluates director nominees based on whether the nominee is recommended by a shareholder. All of the nominees identified in this proxy statement have been recommended by the Committee. With respect to Mr. Cintani, who has been nominated to the board of directors for the first time at the annual meeting, his nomination was originally recommended by Mr. Dunlap based on Mr. Cintani's years of service as a member of the board of directors of certain of the Company's asset-backed securities special purpose corporations.

When seeking candidates for director, the Nominating and Corporate Governance Committee solicits suggestions from incumbent directors, management, shareholders, and others. The Committee has authority under its charter to retain a search firm for this purpose. If the Committee believes a candidate would be a valuable addition to the Board of Directors, it recommends his or her candidacy to the full Board of Directors.

The Company's By-Laws include provisions setting forth the specific conditions under which persons may be nominated by shareholders as directors at an annual meeting of shareholders. The provisions include the condition that nominee proposals from shareholders must be in writing and that shareholders comply with the time-frame requirements described under "Other Shareholder Matters - Shareholder Proposals for 2013 Annual Meeting" for shareholder proposals not included in the Company's Proxy Statement. A copy of such provisions is available upon written request to: Nelnet, Inc., 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Company's By-Laws are also posted on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" - "Corporate Documents."

Risk and Finance Committee

The Risk and Finance Committee is composed of Ms. Farrell, Messrs. Henning and O'Connor, and as of May, 2011, Mr. Butterfield. The Committee held four meetings in 2011. The Risk and Finance Committee holds principal oversight responsibility with respect to the Company's enterprise-wide risk management framework, including the significant strategies, policies, procedures, and systems used to identify, assess, measure, and manage the major risks facing the Company and oversight of the Company's material financial matters, including capital management, funding strategy, investments, and acquisitions that are material to the Company's business.

Executive Committee

The Executive Committee is composed of Ms. Farrell and Messrs. Dunlap and Henning. The Executive Committee held no formal meetings in 2011. The Executive Committee, established by the Board of Directors, exercises all of the powers of the full Board in the management of the business and affairs of the Company during the intervals between meetings of the full Board, subject only to limitations as the Board of Directors may impose from time to time, or as limited by applicable law.

Meetings of the Board

The Board of Directors held five meetings in 2011. All directors attended at least 75% of the meetings of the Board and committees on which they serve.

Attendance at Annual Meetings of Shareholders

The Company does not have a policy regarding director attendance at the annual meetings of shareholders. All directors attended the prior year's annual meeting of shareholders.

Director Compensation Table for Fiscal Year 2011

The following table sets forth summary information regarding compensation of Non-Employee Directors for the fiscal year ended December 31, 2011. Independent Non-Employee Directors are compensated based on Board meeting and committee meeting attendance. The Company also pays an annual retainer of $60,000 to independent Non-Employee Directors. An additional annual retainer of $10,000 is paid to independent Non-Employee Directors who serve as members of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Risk and Finance Committee, or Executive Committee, as applicable. The Chairman of the Audit Committee is paid an additional $10,000 annual retainer fee. Mr. Dunlap, who is an employee of the Company, does not receive any consideration for participation in Board or committee meetings. Mr. Butterfield, who was an employee of the Company through December 31, 2007, was determined to be independent as of January 1, 2011 and began to receive independent Non-Employee Director compensation after the May 2011 Annual Meeting.

	2011 Compensation			
Director Name	**Fees earned or paid in cash ($) (a)**	**Stock awards ($) (b)**	**All other compensation ($)**	**Total ($)**
James P. Abel	15,000	94,112	—	109,112
Stephen F. Butterfield	11,000	94,112	22,998 (c)	128,110
Kathleen A. Farrell	17,000	105,873	—	122,873
Thomas E. Henning	17,000	117,634	—	134,634
Brian J. O'Connor	17,000	94,112	—	111,112
Kimberly K. Rath	15,000	94,112	—	109,112
Michael D. Reardon	15,000	94,112	—	109,112

(a) Amount represents cash paid to independent Non-Employee Directors for attendance at Board and committee meetings. Independent Non-Employee Directors earn $1,000 for each Board and committee meeting attended.

(b) Prior to the Company's December 2003 initial public offering of its Class A common stock, the Board of Directors adopted, and the shareholders approved, a share-based compensation plan for independent Non-Employee Directors pursuant to which independent Non-Employee Directors can elect to receive their annual retainer fees in the form of cash or in shares of the Company's Class A common stock. If an independent Non-Employee Director elects to receive Class A common stock, the number of shares of Class A common stock that will be granted will be equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Independent Non-Employee Directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the Board of Directors. Any dividends paid in respect of deferred shares during the deferral period will also be deferred in the form of additional shares and paid out at termination from the Board of Directors. This plan may be amended or terminated by the Board of Directors at any time, but no amendment or termination will adversely affect an independent Non-Employee Director's rights with respect to previously deferred shares without the consent of the independent Non-Employee Director.

Each of the Non-Employee Directors elected to receive their annual retainer fees for 2011 in the form of the Company's Class A common stock or deferred shares in accordance with the provisions of this plan. As such, the amounts under "stock awards" in the table above represent the fair value of the stock on the date of issuance, June 24, 2011, of $21.62 per share. The Company uses the closing market price of the Company's Class A common stock on the date the annual retainer fees are payable to calculate the number of shares to be issued under this plan.

(c) As a non-employee strategic advisor to the Company, Mr. Butterfield received health, dental, and vision benefits. During 2011, Mr. Butterfield received $7,822 from the Company to cover the cost of his premiums related to these benefits. The dollar value of insurance premiums paid by the Company related to these benefits was $15,176.

Matching Gift Program

The Company offers a matching gift program in which all employees with at least six months of service and all members of the Board of Directors are eligible to participate. Under this program, for every dollar that an employee or Board member contributes to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all employees and Board members. The total dollar amount payable under the program is $25,000 per director or employee per calendar year. During 2011, the Company did not match any contributions of Non-Employee Directors pursuant to this program.

Share Ownership Guidelines for Board Members

The Compensation Committee of the Board of Directors believes that Board members should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of Board members with the Company's shareholders, in 2005 the Committee recommended and the Board adopted Share Ownership Guidelines for Board members. Under these guidelines, each Non-Employee Director is encouraged to own shares of the Company's Class A common stock with a value of 50% of the amount obtained by multiplying the annual retainer fee by the number of years the Director has served. In 2011, all Non-Employee Directors owned an amount of shares equal to or in excess of that suggested by the guidelines.

EXECUTIVE OFFICERS

Under the Company's By-Laws, each executive officer holds office for a term of one year or until their successor is elected and qualified. The executive officers of the Company are elected by the Board of Directors at its annual meeting immediately following the annual meeting of shareholders.

The following sets forth the executive officers of the Company, including their names, their ages, their positions with the Company, and if different, their business experience during the last five years.

See "Proposal 1 - Election of Directors - Nominees" for biographical information regarding Mr. Dunlap.

Name and Age	Position and Business Experience
Todd M. Eicher, 42	• Executive Director, Nelnet, Inc., May 2003 - present; Executive Director, Nelnet Enrollment Solutions LLC, a subsidiary of Nelnet, Inc., January 2008 - present; Chief Mergers and Acquisitions Officer, May 2005 - November 2008; Senior Vice President, July 1997 - May 2003
Terry J. Heimes, 47	• Executive Director and Chief Financial Officer, Nelnet, Inc., March 2001 - present • Executive Vice President, National Education Loan Network, Inc., a subsidiary of Nelnet, Inc., March 2001 - October 2002; Vice President of Finance, October 1998 - March 2001
William J. Munn, 44	• Executive Director, Corporate Secretary, Chief Governance Officer, and General Counsel, Nelnet, Inc., September 2006 - present; Deputy General Counsel and Chief Governance Officer, January 2005 - September 2006; Senior Counsel, January 2000 - December 2004; Legal Counsel, October 1998 - December 1999
Jeffrey R. Noordhoek, 46	• President, Nelnet, Inc., January 2006 - present; Executive Director and Capital Markets Officer, October 2002 - January 2006; Vice President, January 1996 - March 2001 • Senior Vice President, National Education Loan Network, Inc., a subsidiary of Nelnet, Inc., March 2001 - October 2002
Timothy A. Tewes, 53	• Executive Director, Nelnet, Inc., June 2005 - present • President and Chief Executive Officer, Nelnet Business Solutions, Inc., a subsidiary of Nelnet, Inc., May 2007 - present; President, Nelnet Business Solutions - K-12 operations, June 2005 - May 2007; Executive Vice President, FACTS Management Company, a subsidiary of Nelnet, Inc., September 2000 - June 2005. Mr. Tewes' responsibilities with Nelnet Business Solutions include oversight of an employee team of approximately 400 focused on offering actively managed tuition payment plans, financial needs assessment, donor management, and campus commerce for K-12 institutions and institutions of higher education.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Committee Governance and Processes

The Company's Board of Directors has designated the Compensation Committee to assist the Board in discharging its responsibilities relating to:

- determining and administering the compensation of the Company's Chief Executive Officer, Chief Financial Officer, President, and other executives of the Company
- administering certain compensation plans, including stock, incentive, and commission compensation plans
- assessing the effectiveness of succession planning relative to the Company's Chief Executive Officer and other executives
- approving, reviewing, and overseeing certain other benefit plans

The Compensation Committee consists solely of independent members of the Board of Directors, and operates under a written charter adopted by the Board.

As discussed below, the Compensation Committee works with an internal compensation committee, which includes members of management, to develop executive compensation objectives and programs. To ensure independence and candid discussions, the Compensation Committee meets in executive sessions without the Chief Executive Officer, Chief Financial Officer, President, or other members of management being present, to review and approve the Company's compensation framework and specific executive compensation determinations. The Compensation Committee meets in executive session when discussing the Chief Executive Officer's individual performance in reviewing and approving his total compensation potential for the year, and coordinates with the Board of Directors to monitor the performance of the Chief Executive Officer throughout the year to ensure that the compensation being provided meets the performance incentive objectives of the Company's compensation framework.

Role of Management in Recommending Executive Compensation

An internal compensation committee comprised of the Chief Learning Officer, the Chief Financial Officer, and the President, referred to herein as the internal committee, is directed by the Compensation Committee to develop and recommend compensation objectives and programs for the Compensation Committee and the Board of Directors to consider, and ensure that the Company's compensation programs as approved by the Compensation Committee and the Board are administered in a consistent manner. As part of this process, each year the Compensation Committee directs the internal committee to review and update as necessary the Company's compensation philosophy and strategy statement for the compensation of the executives, and to prepare a proposed executive compensation framework for the year. The internal committee is also tasked with ensuring that the objectives of the programs are achieved in full alignment with the Company's long term strategy. In addition, the internal committee consults with the Chief Executive Officer in making compensation recommendations for the executives.

Objectives of Executive Compensation

The general compensation philosophy of the Company, as an organization that values the long-term success of its shareholders, customers, and associates, is that the Company will pay fair and equitable compensation to its associates that is designed to encourage focus on the long-term performance objectives of the Company and is differentiated based on both performance of the associate and their business segment. In carrying out this philosophy, the Company structures its overall compensation framework with the general objectives of encouraging ownership, savings, wellness, and productivity. In addition, total compensation is intended to be market competitive compared to appropriate peer group companies, internally consistent, and aligned with the philosophy of a performance-based organization. The Company believes this approach will enable it to attract, retain, develop, and motivate the talent required for the Company's long-term success and the creation of shareholder value, recognize high levels of associate performance, provide opportunities for all associates to become owners of the Company, and enhance associate engagement.

To build a strong work environment and culture, the Company structures its total compensation to be comprised of:

- Base pay
- Variable pay (performance-based incentive bonuses, sales incentives, stock grants, and spot bonuses)
- Benefits (health insurance, wellness incentives, and savings/investment options)

The Company's culture and work environment encourages innovation, development, and high performance. Specifically, the application of pay for performance principles will result in high performing associates being compensated at or above market. While variable pay is the primary mode to differentiate performance, management and the Compensation Committee have the discretion to use a number of alternatives to create a compensation package that maintains flexibility and relative consistency among individuals and business segments. To promote long-term focus on shareholder value, the Company grants restricted stock awards as opposed to stock options, and the majority of restricted stock awards are subject to vesting periods or other restrictions on sale, generally of three to ten years.

The Company's overall objectives are to have executive compensation plans and practices that are consistent with the philosophy of a performance-based organization, and that align the interests of the executives with the shareholders. Accordingly, the Company's compensation philosophy seeks to award compensation that is based on Company, business segment, and individual performance, and that is designed to motivate executives to achieve strategic business objectives while individually performing at high levels. Since the primary driver of the Company's compensation philosophy is pay for performance, the Company's approach to risk management and say on pay as discussed below provide input and balance to this philosophy.

The annual and long-term performance measures used by the Compensation Committee in reviewing and determining executive compensation include:

- the levels of the Company's consolidated net income under generally accepted accounting principles ("GAAP")
- consolidated "base net income" as reported by the Company in its filings with the SEC. "Base net income" is GAAP net income excluding derivative market value and foreign currency adjustments, amortization of intangible assets, compensation related to business combinations, and variable-rate floor income. A description of "base net income" and a reconciliation of GAAP net income to "base net income" can be found in the Company's supplemental financial information online at www.nelnetinvestors.com.
- financial and operational performance measures, such as levels of operating expenses and diversification and growth of revenues from fee-based businesses
- associate engagement and motivation measures
- individual achievement
- business segment performance, including growth in customer base, revenues, and segment profitability

Compensation Committee policy requires that all of the Company's compensation plans and practices shall comply with applicable laws, rules, and regulations.

The Company's compensation objectives, philosophy, and strategy described above are developed by the internal committee, with the assistance of other members of management, and then reviewed and approved by the Compensation Committee, with any modifications that the Compensation Committee deems to be appropriate.

Internal Pay Consistency

The Compensation Committee and the Company consider the compensation levels of executives relative to total compensation within the Company in order to provide appropriate context for making compensation decisions at the executive level. As part of this process, the Compensation Committee and the Company seek to maintain internal compensation consistency by maintaining equitable relationships between each management level with respect to all components of compensation, both individually and in the aggregate, paid to individuals within such levels.

Compensation Policies and Practices and Risk Management

The Compensation Committee and the internal committee review incentive compensation arrangements to ensure that the arrangements do not encourage associates to take unnecessary and excessive risks. Compensation approaches are also reviewed by the Company's Enterprise Risk Management team. A balance between Company and business segment performance is required to protect against unnecessary risks being taken, and the Company believes that its compensation structures do not encourage unnecessary risk. Based on their review and evaluation of the Company's compensation policies and practices for its associates, the Compensation Committee, internal committee, and Enterprise Risk Management team have determined that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Say on Pay

The Company has determined, consistent with the preference expressed by the shareholders at the 2011 annual meeting of shareholders and the related prior recommendation by the Board of Directors, that it is important for the shareholders to have an opportunity to cast an advisory vote on executive compensation on an annual basis as a means to express their views regarding the Company's executive compensation philosophy, plans, programs, policies, and decisions, all as disclosed in the Company's proxy statement. Accordingly, shareholders have the opportunity to cast an advisory vote on executive compensation at this year's annual meeting. See Proposal 3 below with respect to a shareholder advisory vote on the compensation of the Company's Named Executive Officers as disclosed in this proxy statement. Although the shareholder vote on this proposal is non-binding, the Compensation Committee will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

Consideration of Prior Say on Pay Votes

In making executive compensation determinations, the Compensation Committee has also considered the results of last year's advisory shareholder vote approving the compensation of the Company's Named Executive Officers as disclosed in the proxy statement for the 2011 annual meeting of shareholders. At the 2011 annual meeting, the Company's shareholders overwhelmingly approved such executive compensation by 99.8% of the votes cast. These voting results strongly communicated the shareholders' endorsement of the Compensation Committee's decisions and policies to date. The Board of Directors and Compensation Committee reviewed these final vote results and determined that, given the significant level of support from the shareholders, no changes to the Company's executive compensation plans, practices, and policies were necessary at this time based on the say on pay vote results. The Compensation Committee will continue to consider the results from this year's and future advisory shareholder votes regarding the Company's executive compensation programs.

Use of Compensation Consultant and Benchmarking

To assist in establishing and maintaining a competitive overall compensation program, the Compensation Committee periodically engages a nationally recognized compensation consulting firm to review the compensation levels and practices for the most highly compensated executive officers of the Company, and compare those to the compensation levels and practices for executives holding comparable positions at selected peer companies. Through comparisons of the base salaries, annual performance-based incentive bonus program, other benefit programs, and total compensation for the Company's Chief Executive Officer, Chief Financial Officer, President, and other executive officers to data of the peer companies, the consultant's analysis is used to ensure that the Company provides a complete executive compensation package that is competitive in the marketplace. The study is also used by the Compensation Committee to identify potential gaps or inconsistencies in total compensation and to identify appropriate compensation levels and compensation design features and trends. The study is conducted as part of the Compensation Committee's oversight of the Company's continuing efforts to attract, retain, and motivate top executive talent that will drive the Company's performance results.

In 2010, the Compensation Committee engaged Towers Watson as its independent compensation consultant to review executive compensation at the Company and to conduct an executive total cash compensation analysis to assess the competitiveness of the base salary and bonus levels for the Company's Chief Executive Officer and other executives. With the exception of an IT compensation market survey in 2011, Towers Watson did not provide any services for the Company in 2010 or 2011 other than those requested by the Compensation Committee and related to the 2010 engagement of Towers Watson as the independent compensation consultant to the Compensation Committee. The fees paid to Towers Watson for the IT compensation market survey conducted in 2011 was approximately $28,000. The Compensation Committee currently plans to obtain another independent compensation consultant review of the Company's total compensation structure in the next several years.

In its 2010 engagement, Towers Watson formulated competitive market rates for all executive positions included in the study, based on a review of the Company's base salaries and bonuses as compared to selected peer group companies in industries in North America in which the Company, given its diversified business segments, believes that it competes for executive talent. These industries include, but are not limited to, financial services, technology, and business process outsourcing. These industries are not necessarily the same industries that are reflected in the industry indices used by the Company for purposes of the five-year cumulative total shareholder return Performance Graph furnished in the Company's Annual Report on Form 10-K, but were selected for purposes of the compensation study as industries in which the Company competes for executive talent.

Based on their market analysis, Towers Watson presented their findings and observations as to the competitiveness of the Company's base salaries and bonuses. While the Chief Executive Officer's base salary and bonus (as discussed below) appeared at that time and continue to appear to be below those of chief executive officers for the selected peer group companies, Mr. Dunlap's compensation is discussed with the Compensation Committee at least annually, and to date Mr. Dunlap has advised the Compensation Committee that he believes it to be appropriate at the current levels. In addition, the Compensation Committee believes that his existing equity ownership position sufficiently aligns his interests with those of the Company's stockholders. Based on the Compensation Committee's review with Towers Watson in 2010, and subsequent reviews with the internal committee as discussed below, the Compensation Committee has determined that no material modifications to the existing compensation structures for the Company are needed at this time.

When developing the proposed compensation framework for the Compensation Committee to consider each year, the internal committee also reviews comparative executive compensation levels offered within the industries in which the Company competes for executive talent. These reviews are based on information from various publicly available databases and publications. The purpose of these reviews is to ensure compensation is aligned with the market for comparable jobs so the Company can continue to attract, retain, motivate and reward qualified executives. In addition, the internal committee considers the average salary adjustments anticipated in the marketplace each year, and develops proposed target increases for the Company's executives accordingly. In this way, the Company seeks to ensure that any changes to compensation are appropriate and reflect material changes in the market.

Elements of Executive Compensation

The Company's Chief Executive Officer and other executives are compensated with a combination of annual base salary, annual performance-based incentive bonus payments, and, with respect to the executives other than the Chief Executive Officer, issuance of shares of the Company's Class A common stock, which are typically restricted from sale for some period of time. The Chief Executive Officer has historically not received equity compensation because he already owns a significant amount of the Company's common stock and controls the majority of voting rights of the Company, and thus already has significant interests aligned with the other shareholders of the Company. In determining levels of compensation, the Compensation Committee and the internal committee work together to establish targeted total compensation for each executive and then allocate that compensation among base salary and performance-based incentive compensation.

Each element of compensation is designed to be competitive with comparable companies and to align management's incentives with the long-term interests of the Company's shareholders. The Compensation Committee considers the internal committee's recommendations and determines the amount of each element of compensation by reviewing the current compensation mix for each of the executives in comparison to the Company's performance, the Company's long-term objectives, and the scope of that executive's responsibility. The Compensation Committee seeks to achieve an appropriate balance between base salary, annual performance-based bonus incentives, and longer-term equity incentives for all of the Company's executives. The Compensation Committee does not assign relative weights to the performance measures described above under "Objectives of Executive Compensation" in setting these salaries, annual performance-based incentives, and longer-term equity incentives.

Base Salaries

The Company strives to provide senior management with a level of assured cash compensation in the form of base salary that is appropriate given their professional status and accomplishments. Base salary for the Company's Chief Executive Officer and other executives is based on an evaluation of individual responsibilities of each person, market comparisons from compensation surveys, and an assessment of each individual's performance. Base salaries are generally set to be within a median range of the compensation survey results, which helps the Company attract and retain talented executives. Changes in base salaries of executives depend on projected changes in the external market as well as individual contributions to the Company's performance. All base salaries are paid in cash.

Annual Performance-Based Incentive Bonuses

Historically, the performance-based incentive bonus pools were determined and funded based on the Company's financial performance, while allowing for subjective modifications to account for unique results during the year. The current framework contemplates that, in addition to the Company's overall earnings, "base net income," and other financial performance goals, most business segment plan criteria also result in additional measurements for bonus purposes, such as:

- Fiscal (financial and operational) performance
- Customer engagement
- Associate engagement

Accordingly, with respect to assessing performance for bonus purposes, the achievements of the Company, the applicable business segment or segments, and individual performance objectives are considered. Company-wide performance objectives include, as discussed above, the Company's consolidated GAAP net income and "base net income" results, other financial and operational performance measures, and associate engagement and motivation measures. Achieving "base net income" goals is the primary company-wide objective, as the growth in "base net income" has a direct correlation with the interests of the Company's shareholders. Annual performance-based incentive bonuses are generally paid in March of the year following the performance year, after the Company's financial results for the performance year are finalized and the Company's Annual Report on Form 10-K is filed.

The specific individual performance goals for executives include a broad spectrum of metrics, such as business growth and diversification achievements, customer satisfaction accomplishments, strategy implementation, corporate citizenship and responsibility, and associate development. Where an executive has responsibility for a particular business segment, the performance goals are heavily weighted toward the performance of that business segment. However, actual bonus payments for business segment performance goal achievements can be negatively or positively impacted by overall company-wide performance, which funds the overall incentive bonus pool. When an executive has broader corporate responsibility, such as the Company's Chief Financial Officer and President, their particular objectives for the year are tied more closely to the overall company-wide performance.

While the Company strives for overall consistency in executive compensation, the executives' potential incentive bonus amounts can vary by business segment due to differences in roles, business models, and business performance. Incentives are generally positioned to be within a median range of the compensation survey results.

The Company's 2011 annual performance-based incentive bonuses were paid, at the executives' option (other than the Chief Executive Officer, who received his incentive in cash), as either 100% cash, 100% stock, or 50% cash/50% stock. Those electing stock also received an additional restricted share grant equal to 15% of the amount of their bonus they elected to receive in stock, in order to promote increased and continued share ownership by associates. All shares issued as part of the incentive awards were issued pursuant to the Company's Restricted Stock Plan discussed below, and were fully vested but restricted from transfer for one year from issuance.

Other Equity Compensation Awards

Other awards of the Company's Class A common stock (not associated with the annual performance-based incentive bonus payments made in stock) that may be made under the Restricted Stock Plan are based on the Company's and the individual's performance, and are designed both to align the executives' own interests with the long-term strategic goals of the Company and to contribute to the retention of those individuals.

2011 Compensation for Named Executive Officers

The Named Executive Officers for 2011 were:

- Michael S. Dunlap, Chief Executive Officer
- Terry J. Heimes, Chief Financial Officer
- Jeffrey R. Noordhoek, President
- Timothy A. Tewes, President and Chief Executive Officer, Nelnet Business Solutions, a subsidiary of Nelnet, Inc.
- William J. Munn, Executive Director, Corporate Secretary, Chief Governance Officer, and General Counsel

Mr. Dunlap's base salary for 2011 was not increased from 2010, and remained at $500,000 (Mr. Dunlap's annual base salary for 2012 also remains at $500,000). Mr. Dunlap's annual bonus is determined by the Compensation Committee based on the Company's results and his individual performance, provided that the bonus shall not in any case exceed 100% of Mr. Dunlap's annual base salary.

The annual base salary for each of Mr. Noordhoek and Mr. Heimes was increased from $331,500 in 2010 to $450,000 for 2011 (and has been increased to $500,000 for 2012). The annual incentive bonuses for Mr. Noordhoek and Mr. Heimes are also based on the Company's results and individual performance, and limited to 100% of their annual base salary, although the summary compensation table below may reflect a bonus greater than 100% of annual base salary for these executives due to the additional 15% stock grant resulting from their election to take performance-based incentive bonus payment in shares of the Company's Class A common stock.

Restricted Stock Plan

The Company maintains a Restricted Stock Plan administered by the Compensation Committee to reward performance by associates, including executives other than the Chief Executive Officer. This plan permits the Compensation Committee to reward a recipient with an award of shares of the Company's Class A common stock, which, in the Compensation Committee's sole discretion, may have vesting requirements or other restrictions. These awards are designed to recognize and reward associates, and to connect the associates' financial interests directly to the Company's performance, thereby encouraging associates to focus their efforts as owners of the Company. As discussed above, shares issued in payment of annual performance-based incentive bonuses and other equity compensation awards are issued under the Restricted Stock Plan.

Other Equity Plans

The Company also provides other savings and investment vehicles that assist all associates, including executives, in increasing their long-term financial savings and in becoming owners of the Company. The Company has an Employee Share Purchase Plan, pursuant to which shares of the Company's Class A common stock may be acquired through payroll deductions, at a discount of 15% to the lower of the average market price of the Company's stock on the first and last trading days of each calendar quarter. In addition, the Company provides all eligible associates with the opportunity to receive the Company's matching contribution to its 401(k) plan in shares of the Company's Class A common stock.

The Company does not grant stock options, since management and the Compensation Committee believe that awards of shares of restricted stock are a better method of encouraging executives to focus on the long term value of the Company.

Termination or Change-in-Control Compensation and Compensation Recovery

The Company does not have any contracts, agreements, plans, or arrangements with its Named Executive Officers that provide for payment in connection with any termination of employment or change-in-control of the Company. In addition, the Company does not currently have a formal written policy for the adjustment or recovery of awards or payments of compensation if the relevant performance measures upon which such compensation is based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment.

Share Ownership Guidelines and Trading Requirements

The Compensation Committee believes that executives should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of management with the Company's shareholders, the Board of Directors has adopted Share Ownership Guidelines for management associates at certain levels. Under these guidelines, each Named Executive Officer is encouraged to own at least 15,000 shares of Company stock. As of February 29, 2012, all Named Executive Officers met these guidelines, and are thereby subject to downside risk in the Company's equity performance.

The Company has adopted a policy requiring officers who wish to sell the Company's stock to do so only through Rule 10b5-1 stock trading plans. This requirement is designed to enable officers to diversify a portion of their holdings in excess of the applicable Share Ownership Guidelines in an orderly manner as part of their retirement and tax planning activities. The use of Rule 10b5-1 stock trading plans serves to reduce the risk that investors will view routine portfolio diversification stock sales by executive officers as a signal of negative expectations with respect to the future value of the Company's stock. In addition, the use of Rule 10b5-1 stock trading plans reduces the potential for concerns about trading on the basis of material non-public information that could damage the reputation of the Company.

Other Compensation

In addition to base salaries and annual performance-based incentive compensation, the Company provides executives with certain other customary benefits to assist the Company in remaining competitive for superior talent and to encourage executives to remain with the Company. The levels of benefits, including health, dental, and vision coverage, are designed to be competitive in the national marketplace. A critical aspect of the Company's health benefits program is its focus on associate health and wellness. The Company encourages all associates, including executives, to take a proactive approach to their personal health and wellbeing. The Company has implemented wellness programs which encourage and reward associates for healthy habits by offering the opportunity to lower their insurance premiums.

The Company owns a controlling interest in an aircraft due to the frequent business travel needs of its executives and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. Union Financial Services, Inc., which is owned by Mr. Dunlap and Stephen F. Butterfield, Vice Chairman of the Board of Directors, owns the remaining interest in the aircraft. Consistent with guidance issued in 2010 from the Federal Aviation Administration, the Company can be reimbursed for the pro rata cost of owning, operating, and maintaining the aircraft when used for routine personal travel by certain individuals whose positions with the Company require them to routinely change travel plans within a short time period. Accordingly, the Company allows Messrs. Dunlap and Butterfield to utilize its interest in the aircraft for personal travel when it is not required for business travel. The value of the personal use of the aircraft is computed based on the Company's aggregate incremental costs, which include variable operating costs such as fuel costs, mileage costs, trip-related maintenance and hangar costs, on-board catering, landing/ramp fees, and other miscellaneous variable costs. In 2011, Messrs. Dunlap and Butterfield did not receive any personal travel benefits with respect to the Company's interest in the aircraft, since all personal travel by Messrs. Dunlap and Butterfield on such aircraft occurred with respect to the interest in the aircraft owned by Union Financial Services, Inc.

Policy on Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code imposes a $1 million limitation, subject to certain exceptions, on a public company's income tax deductibility in any tax year with respect to compensation paid to any employee who is a chief executive officer, or one of the three highest paid executive officers of the company on the last day of that tax year (other than the chief executive officer or the chief financial officer). This limitation does not apply to certain "performance-based" compensation paid under a shareholder approved plan that meets the requirements of Section 162(m) and the regulations thereunder.

The Compensation Committee believes that the Company will not be subject to Section 162(m) limitations on the deductibility of compensation paid to executives for 2011. The Compensation Committee may consider steps in the future which might be in the Company's best interests to address any potential Section 162(m) deduction limitations, while reserving the right to award future compensation which may not be fully deductible under Section 162(m) if the Compensation Committee concludes that such compensation is in the Company's best interests in providing incentives to attract, motivate, and retain key executives.

Matching Gift Program

The Company offers a matching gift program in which all associates with at least six months of service and all members of the Board of Directors are eligible to participate. Under this program, for every dollar ($100 minimum) that an associate or Board member contributes to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all associates and Board members. During 2011, the Company matched the following amounts in contributions under the provisions of this program by the Named Executive Officers:

Michael S. Dunlap	$	100
Terry J. Heimes		23,000
Jeffrey R. Noordhoek		6,000
Timothy A. Tewes		—
William J. Munn		7,696

Conclusion

By ensuring market competitive compensation that is aligned with a performance-based organization philosophy, the Company expects to attract, motivate, and retain the executive talent required to achieve the Company's long-term goals. This is critical, as management and the Compensation Committee know that the Company's success hinges on having engaged executives who are committed to the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the above Compensation Discussion and Analysis with management. Based on this review and discussion, and such other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

Respectfully submitted,

Kimberly K. Rath, Chair
James P. Abel
Michael D. Reardon

Summary Compensation Table for Fiscal Years 2011, 2010, and 2009

The following table sets forth summary information with respect to the compensation paid and bonuses granted for services rendered by the Company's Chief Executive Officer and Chief Financial Officer, as well as each of the Company's other three most highly compensated executive officers during the year ended December 31, 2011 (collectively, the "Named Executive Officers"). The information presented in the table relates to the fiscal years ended December 31, 2011, 2010, and 2009, except that in accordance with SEC staff guidance only information relating to the fiscal years ended December 31, 2011 and 2010 is presented for William J. Munn, who first became a Named Executive Officer in 2010. Salaries and bonuses are paid at the discretion of the Board of Directors.

		Annual compensation (a)				
Name and principal position	**Year**	**Salary ($)**	**Bonus ($) (b)**	**Stock awards ($)**	**All other compensation ($) (c)**	**Total ($)**
Michael S. Dunlap	2011	500,000	500,000	—	10,440	1,010,440
Chief Executive Officer	2010	500,000	500,000	—	10,440	1,010,440
	2009	500,000	— (d)	—	10,340	510,340
Terry J. Heimes	2011	450,000	483,760	—	33,520	967,280
Chief Financial Officer	2010	331,500	381,240	—	33,180	745,920
	2009	325,000	325,017	—	33,440	683,457
Jeffrey R. Noordhoek	2011	450,000	517,519	—	16,340	983,859
President	2010	331,500	381,240	—	10,340	723,080
	2009	325,000	325,017	—	10,340	660,357
Timothy A. Tewes	2011	295,000	172,524	—	11,199	478,723
President and Chief Executive	2010	275,800	172,512	—	21,087	469,399
Officer, Nelnet Business Solutions, a subsidiary of Nelnet, Inc.	2009	260,000	120,005	—	26,943	406,948
William J. Munn	2011	231,750	134,376	79,650 (e)	17,308	463,084
Executive Director, Corporate Secretary, Chief Governance Officer, and General Counsel	2010	225,000	172,512	—	10,646	408,158

(a) Executive officers may receive perquisites and other personal benefits, the aggregate dollar amounts of which are below the current SEC threshold of $10,000 for reporting.

(b) Amounts represent bonuses paid in 2012, 2011, and 2010 for services rendered during the 2011, 2010, and 2009 calendar years, respectively. The Company's 2011 and 2010 annual performance-based incentives were paid, at the executives' option (other than to the Chief Executive Officer, who received his incentive in cash), as either 100% cash, 100% stock, or 50% cash/50% stock. Those electing stock also received an additional restricted share grant equal to 15% of the amount of their bonus they elected to receive in stock, to promote increased and continued share ownership by associates. All shares issued as part of the incentive award were issued pursuant to the Company's Restricted Stock Plan and were fully vested, but restricted from transfer for one year from issuance. The 2009 bonuses (paid in 2010) were paid in fully vested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan, but the 2009 bonuses did not include an additional 15% share award and there were no transfer restrictions. The stock issuances for annual performance bonuses in 2011, 2010, and 2009 were not made as equity incentive plan awards contemplating future service or performance.

(c) "All other compensation" includes the following:

		All other compensation							
	Year	Employer matching contributions under 401(k) Plan ($)	Premiums on life insurance ($)	Matching gift program (1)	Dividends on restricted stock ($) (2)	Automobile allowance ($)	Gross-up for payment of taxes ($)	Other ($)	Total ($)
Michael S. Dunlap	2011	9,800	540	100	—	—	—	—	10,440
	2010	9,800	540	100	—	—	—	—	10,440
	2009	9,800	540	—	—	—	—	—	10,340
Terry J. Heimes	2011	9,800	540	23,000	—	—	—	180	33,520
	2010	9,800	540	22,600	—	—	—	240	33,180
	2009	9,800	540	23,100	—	—	—	—	33,440
Jeffrey R. Noordhoek	2011	9,800	540	6,000	—	—	—	—	16,340
	2010	9,800	540	—	—	—	—	—	10,340
	2009	9,800	540	—	—	—	—	—	10,340
Timothy A. Tewes	2011	9,800	540	—	859	—	—	—	11,199
	2010	9,800	540	—	2,004	6,000	2,743	—	21,087
	2009	9,800	540	—	280	12,000	4,323	—	26,943
William J. Munn	2011	7,923	540	7,696	1,149	—	—	—	17,308
	2010	8,308	540	1,750	48	—	—	—	10,646

(1) The Company has a matching gift program as discussed previously in the "Compensation Discussion and Analysis" included in this proxy statement.

(2) The Company's cash dividend payments on its Class A and Class B common stock include dividend payments on unvested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan. Dividends paid to the Named Executive Officers on unvested restricted stock are included in the table above.

(d) For 2009, Mr. Dunlap was not entitled to any award under the Executive Officers Bonus Plan, as the Company did not maintain an investment grade rating by both Standard & Poor's and Moody's Investor Services. Effective January 1, 2010, the Board of Directors terminated the Executive Officers Bonus Plan.

(e) Amount represents 3,750 shares of restricted Class A common stock issued to Mr. Munn on May 26, 2011 pursuant to the Company's Restricted Stock Plan. The closing market price on the date of issuance of these shares was $21.24.

Grants of Plan-Based Awards Table for Fiscal Year 2011

The following table sets forth summary information relating to each grant of an award made to the Company's Named Executive Officers for the fiscal year ended December 31, 2011.

Name	Grant date	Approval of grant by Compensation Committee	Number of shares of stock	Grant date fair value of stock awards ($)
Michael S. Dunlap	—	—	—	—
Terry J. Heimes	March 11, 2011 (a)	March 8, 2011	17,790	381,240 (b)
Jeffrey R. Noordhoek	March 11, 2011 (a)	March 8, 2011	17,790	381,240 (b)
Timothy A. Tewes	March 11, 2011 (a)	March 8, 2011	8,050	172,512 (b)
William J. Munn	March 11, 2011 (a)	March 8, 2011	8,050	172,512 (b)
	May 26, 2011 (c)	March 17, 2011	3,750	79,650 (c)

(a) On March 11, 2011, the Company issued stock to pay fiscal year 2010 bonuses. The stock issuances were not made as equity incentive plan awards. All 2010 bonuses (paid in 2011) were paid in fully vested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan.

(b) The Company determined the value of these awards based on the average of the high and low prices for sales of Class A common stock on March 4, 2011, which was $21.43.

(c) Amount represents shares of restricted Class A common stock issued to Mr. Munn on May 26, 2011 pursuant to the Company's Restricted Stock Plan. The closing market price on the date of issuance of these shares was $21.24.

Outstanding Equity Awards at Fiscal Year-End Table (As of December 31, 2011)

The following table sets forth summary information relating to the outstanding unvested equity awards for the Company's Named Executive Officers as of December 31, 2011.

	Stock awards	
Name	Number of shares of stock that have not vested	Market value of shares of stock that have not vested ($) (a)
Michael S. Dunlap	—	—
Terry J. Heimes	—	—
Jeffrey R. Noordhoek	—	—
Timothy A. Tewes	2,250 (b)	55,058
William J. Munn	3,783 (c)	92,570

(a) Based on the closing market price of the Company's Class A common stock as of December 31, 2011 of $24.47.

(b) Amount represents shares of restricted Class A common stock issued on October 1, 2007 pursuant to the Company's Restricted Stock Plan, of which 375 shares will vest on each March 15 during the years 2012 through 2017.

(c) Amount represents (i) 33 shares of restricted Class A common stock issued on March 9, 2009 pursuant to the Company's Restricted Stock Plan, which vested on March 9, 2012, and (ii) 3,750 shares of restricted Class A common stock issued on May 26, 2011 pursuant to the Company's Restricted Stock Plan, of which 625 shares will vest on each March 10 during the years 2012 through 2017.

Stock Vested Table for Fiscal Year 2011

The following table sets forth summary information relating to the stock vested for the Company's Named Executive Officers during the fiscal year ended December 31, 2011.

	Stock awards	
Name	Number of shares of stock acquired on vesting	Market value of shares of stock realized on vesting ($)(c)
Michael S. Dunlap	—	—
Terry J. Heimes	—	—
Jeffrey R. Noordhoek	—	—
Timothy A. Tewes	375 (a)	7,883
William J. Munn	33 (b)	731

(a) Amount represents shares of restricted Class A common stock issued on October 1, 2007, pursuant to the Company's Restricted Stock Plan. The closing market price on the date of issuance of these shares was $18.71 per share. These shares vested on March 15, 2011.

(b) Amount represents shares of restricted Class A common stock issued on March 9, 2009, pursuant to the Company's Restricted Stock Plan. The closing market price on the date of issuance of these shares was $4.91 per share. These shares vested on March 9, 2011.

(c) The closing market price of the Company's Class A common stock as of March 9, 2011 and March 15, 2011 (the vesting dates) was $22.16 per share and $21.02 per share, respectively.

Stock Option, SAR, Long-Term Incentive, and Defined Benefit Plans

The Company does not have any stock option, SAR, long-term incentive, or defined benefit plans covering its Named Executive Officers.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS

Stock Ownership

The authorized common stock of the Company consists of 660,000,000 shares, $0.01 par value. The common stock is divided into two classes, consisting of 600,000,000 shares of Class A common stock and 60,000,000 shares of Class B common stock. The Company also has authorized 50,000,000 shares of preferred stock, $0.01 par value.

The following table sets forth information as of February 29, 2012, regarding the beneficial ownership of each class of the Company's common stock by:

- each person, entity, or group known by the Company to beneficially own more than five percent of the outstanding shares of any class of common stock
- each of the Named Executive Officers
- each incumbent director and each nominee for director
- all executive officers and directors as a group

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of the Company's common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

The number of shares of Class B common stock for each person in the table below assumes such person does not convert any Class B common stock into Class A common stock. Unless otherwise indicated in a footnote, the address of each five percent beneficial owner is c/o Nelnet, Inc., 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508. Unless otherwise indicated in a footnote, the persons named in the tables below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

Beneficial Ownership - As of February 29, 2012

Name	Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock (2)
	Class A	Class B	Total	Class A	Class B	Total	
Michael S. Dunlap	8,014,436 (3)	9,424,230 (4)	17,438,666	22.4%	82.0%	36.9%	67.9%
Stephen F. Butterfield	4,708	3,952,364 (5)	3,957,072	*	34.4%	8.4%	26.2%
Angela L. Muhleisen	7,266,156 (6)	1,308,686 (7)	8,574,842	20.3%	11.4%	18.1%	13.5%
Union Bank and Trust Company	4,213,226 (8)	1,308,686 (9)	5,521,912	11.8%	11.4%	11.7%	11.5%
The Vanguard Group, Inc.	1,977,482 (10)	—	1,977,482	5.5%	—	4.2%	1.3%
Whitetail Rock Capital Management, LLC	—	3,375,000 (11)	3,375,000	—	29.4%	7.1%	22.4%
Terry J. Heimes	205,329 (12)	—	205,329	*	—	*	*
William J. Munn	27,814 (13)	—	27,814	*	—	*	*
Jeffrey R. Noordhoek	430,582 (14)	—	430,582	1.2%	—	*	*
Timothy A. Tewes	29,816 (15)	—	29,816	*	—	*	*
James P. Abel	38,028 (16)	—	38,028	*	—	*	*
William R. Cintani	500	—	500	*	—	*	*
Kathleen A. Farrell	21,100 (17)	—	21,100	*	—	*	*
Thomas E. Henning	48,139 (18)	—	48,139	*	—	*	*
Brian J. O'Connor	44,894	—	44,894	*	—	*	*
Kimberly K. Rath	20,186 (19)	—	20,186	*	—	*	*
Michael D. Reardon	24,474 (20)	—	24,474	*	—	*	*
Executive officers and directors as a group	9,097,039	11,495,377	20,592,416	25.4%	100.0%	43.6%	82.3%

* Less than 1%.

(1) Based on 35,755,657 shares of Class A common stock and 11,495,377 shares of Class B common stock outstanding as of February 29, 2012.

(2) These percentages reflect the different voting rights of the Company's Class A common stock and Class B common stock. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes on all matters to be voted upon by the Company's shareholders.

(3) Mr. Dunlap is deemed to have sole voting and investment power over 2,366,220 shares of Class A common stock, which includes 3,364 shares of Class A common stock held indirectly by Mr. Dunlap that were issued under the Company's 401(k) plan matching stock program. Mr. Dunlap may be deemed to have shared voting and investment power over 5,648,216 shares of Class A common stock, which includes shares of Class A common stock that are owned by entities that Mr. Dunlap may be deemed to control, consisting of: (i) 404,500 shares owned by Farmers & Merchants Investment Inc. ("F&M"), of which Mr. Dunlap is a director and co-president and owns or controls approximately 22% of the outstanding voting stock, and of which Mr. Dunlap's spouse owns approximately 18% of the outstanding voting stock, and (ii) 5,243,716 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank and Trust Company ("Union Bank") (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power. Mr. Dunlap controls Union Bank through F&M. Mr. Dunlap disclaims beneficial ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except for his beneficial interest in the shares of Class A common stock issued to him through the Company's 401(k) plan matching stock program. He also disclaims beneficial ownership of the shares held by F&M, except to the extent that he actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that he is a beneficial owner of such shares. With respect to the number of shares of Class A common stock beneficially owned by Mr. Dunlap that are held by Union Bank, the number of shares set forth in the table reflects the number of shares held by Union Bank as of December 31, 2011, as reported in a Schedule 13G/A filed by Union Bank with the SEC on February 13, 2012.

(4) Mr. Dunlap is deemed to have sole voting and investment power over 3,153,553 shares of Class B common stock, which includes 1,701,000 shares owned by Mr. Dunlap's spouse. Mr. Dunlap is deemed to have shared voting and investment power over 6,270,677 shares of Class B common stock, which includes (i) 1,586,691 shares owned by Union Financial Services, Inc., of which Mr. Dunlap is Chairman and owns 50.0% of the outstanding capital stock, (ii) 1,014,160 shares held by Union Bank as Trustee for a Class B grantor retained annuity trust ("GRAT") established by Mr. Dunlap, (iii) 294,526 shares held by Union Bank as Trustee under a Class B GRAT established by Mr. Butterfield, (iv) a total of 300 shares held by or for each of Mr. Dunlap's sons, and (v) 3,375,000 shares held in six separate GRATs and three other irrevocable trusts established by Mr. Dunlap during 2011. Mr. Dunlap disclaims beneficial ownership of the shares held by Union Financial Services, Inc., except to the extent that he actually has or shares voting power or investment power with respect to such shares. Mr. Dunlap also disclaims beneficial ownership of the 294,526 shares held by Union Bank as Trustee under the Class B GRAT established by Mr. Butterfield, except to the extent that he actually has or shares voting power or investment power with respect to such shares.

(5) Mr. Butterfield is deemed to have sole voting and investment power over 2,071,147 shares of Class B common stock, which includes 2,039,647 shares that are held by the Stephen F. Butterfield Revocable Living Trust, of which Mr. Butterfield is a trustee. Mr. Butterfield is deemed to have shared voting and investment power over 1,881,217 shares of Class B common stock, which includes (i) 1,586,691 shares owned by Union Financial Services, Inc., of which Mr. Butterfield is a director and president and owns 50.0% of the outstanding capital stock and (ii) 294,526 shares held by Union Bank as Trustee for a Class B GRAT established by Mr. Butterfield. Mr. Butterfield disclaims beneficial ownership of the shares held by Union Financial Services, Inc., except to the extent that he actually has or shares voting power or investment power with respect to such shares.

(6) Ms. Muhleisen is deemed to have sole voting and investment power over 2,633,516 shares of Class A common stock. Ms. Muhleisen is deemed to have shared voting and investment power over 4,632,640 shares of Class A common stock, which includes (i) 88,864 shares jointly owned by Ms. Muhleisen and her spouse, (ii) 1,049,890 shares owned by her spouse, (iii) 540,245 shares held by Ms. Muhleisen's adult son, (iv) 540,245 shares held by Ms. Muhleisen's adult daughter, (v) 822,220 shares held by Union Bank as Trustee for Class A GRATs established by Ms. Muhleisen and her spouse, and (vi) shares that are owned by entities that Ms. Muhleisen may be deemed to control, consisting of: 404,500 shares owned by F&M, of which Ms. Muhleisen is a director and co-president and owns or controls 38.6% of the outstanding capital stock, and 1,186,676 shares held by Union Bank for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power. Ms. Muhleisen, a sister of Michael S. Dunlap, is a director, chairperson, president, and chief executive officer of and controls Union Bank through F&M. Ms. Muhleisen disclaims beneficial ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except for her retained beneficial interest in 822,220 shares of Class A common stock held in trust on her behalf and on behalf of her spouse under two of the Class A GRATs and except to the extent that she actually has or shares voting power or investment power with respect to such shares. She also disclaims beneficial ownership of the shares held by F&M, except to the extent that she actually has or shares voting power or investment power with respect to such shares. The address for Ms. Muhleisen is c/o Union Bank and Trust Company, P.O. Box 82529, Lincoln, Nebraska 68501. With respect to the number of shares of Class A common stock beneficially owned by Ms. Muhleisen that are held by Union Bank, the number of shares set forth in the table reflects the number of shares held by Union Bank as of December 31, 2011, as reported in a Schedule 13G/A filed by Union Bank with the SEC on February 13, 2012.

(7) Ms. Muhleisen is deemed to have shared voting and investment power over 1,308,686 shares of Class B common stock that are held by Union Bank as Trustee under Class B GRATs established by Mr. Dunlap and Mr. Butterfield. Ms. Muhleisen disclaims beneficial ownership of the shares held by Union Bank as Trustee under the Class B GRATs, except to the extent that she actually has or shares voting power or investment power with respect to such shares.

(8) Union Bank is deemed to have sole voting and investment power over 30,000 shares of Class A common stock that are held by the Union Bank profit sharing plan. Union Bank is deemed to have shared voting and investment power over 4,183,226 shares of Class A common stock, which includes (i) 195,000 shares held as trustee for the University of Nebraska Foundation, (ii) 194,207 shares held by Union Bank as Trustee under a Class A GRAT and a Class A charitable remainder trust established by Mr. Noordhoek, (iii) 822,220 shares held by Union Bank as Trustee under Class A GRATs established by Ms. Muhleisen and her spouse, (iv) 2,204,330 shares of Class A common stock held by Union Bank in individual accounts for Ms. Muhleisen and her spouse, and (v) 767,469 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank (some of which shares may under certain

circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power. Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares. The address for Union Bank is P.O. Box 82529, Lincoln, Nebraska 68501; Attention: Angela L. Muhleisen, President. The number of shares of Class A common stock set forth in the table for Union Bank reflect the number of shares held by Union Bank as of December 31, 2011, as reported in a Schedule 13G/A filed by Union Bank with the SEC on February 13, 2012.

(9) Union Bank is deemed to have shared voting and investment power over 1,308,686 shares of Class B common stock that are held by Union Bank as Trustee under Class B GRATs established by Mr. Dunlap and Mr. Butterfield. Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares.

(10) On February 8, 2012, The Vanguard Group, Inc. ("Vanguard") filed a Schedule 13G/A with the SEC indicating that they beneficially owned 5.5% of the Company's Class A common stock as of December 31, 2011. The amount set forth in the table reflects the number of shares reported in the Schedule 13G/A and includes 43,925 shares held by Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of Vanguard. VFTC is the investment manager of collective trust accounts. The principal business address for Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(11) On February 13, 2012, Whitetail Rock Capital Management, LLC ("WRCM") filed a Schedule 13G with the SEC indicating that they beneficially owned 3,375,000 shares of the Company's Class B common stock as of December 31, 2011. The 3,375,000 shares are held in six separate GRATs and three separate other irrevocable trusts established by Mr. Dunlap in 2011. Under the trusts, WRCM has been designated to serve as investment adviser with investment power with respect to assets held by the trusts and voting power with respect to the shares of stock held by the trusts. WRCM is not a beneficiary of any of the trusts, and is a wholly owned subsidiary of the Company.

(12) Includes 50,083 shares owned by Mr. Heimes' spouse. A total of 115,690 Class A shares are pledged as collateral for a line of credit which had not been drawn upon as of February 29, 2012.

(13) Includes 500 shares jointly owned by Mr. Munn and his spouse and 3,783 shares issued under the Company's Restricted Stock Plan, of which 33 shares and 625 shares vested on March 9, 2012 and March 10, 2012, respectively; the remaining shares will vest in equal annual installments of 625 shares each from March 2013 through March 2017.

(14) Includes 190,411 shares held by the Jeffrey R. Noordhoek Trust, 171,687 shares held by Union Bank as Trustee under a Class A GRAT established by Mr. Noordhoek, and 22,520 shares held by Union Bank as Trustee under a Class A CRUT established by Mr. Noordhoek.

(15) Includes 2,250 shares issued under the Company's Restricted Stock Plan, of which 375 shares vested on March 15, 2012; the remaining shares will vest in equal annual installments of 375 shares from March 2013 through March 2017.

(16) Includes 29,924 shares that Mr. Abel has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. Also includes 500 shares owned by Mr. Abel's spouse.

(17) Includes 19,535 shares that Ms. Farrell has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(18) Includes 36,020 shares that Mr. Henning has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. Also includes 3,102 shares owned by Mr. Henning's spouse.

(19) Includes 18,986 shares that Ms. Rath has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. Also includes 1,200 shares owned by Ms. Rath's husband in an individual retirement account.

(20) Includes 15,672 shares owned jointly by Mr. Reardon and his spouse in a margin securities account at a brokerage firm. Positions held in such account, including shares of the Company's Class A common stock, may under certain circumstances be pledged as collateral security for the repayment of debit balances, if any, in such account.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file with the SEC and the New York Stock Exchange reports of ownership of Company securities and changes in reported ownership. Executive officers, directors, and greater than ten percent shareholders are required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on a review of the reports furnished to the Company, or written representations from reporting persons that all reportable transactions were reported, the Company believes that during the year ended December 31, 2011, the Company's executive officers, directors, and greater than ten percent beneficial owners timely filed all reports they were required to file under Section 16(a) of the Exchange Act, except as noted below.

One Form 4 report for each of the following members of the Company's Board of Directors: James P. Abel, Stephen F. Butterfield, Kathleen A. Farrell, Thomas E. Henning, Brian J. O'Connor, Kimberly K. Rath, and Michael D. Reardon, with each Form 4 reporting one transaction relating to the issuance on June 24, 2011 of shares of Class A common stock or deferred stock pursuant to the Directors Stock Compensation Plan in connection with annual Board service fees, was filed late on July 13, 2011 due to an administrative oversight by the Company's staff.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures on Transactions with Related Persons

The Company has adopted written policies and procedures for the Nominating and Corporate Governance Committee's review of any transaction, arrangement, or relationship (including any indebtedness or guarantee of indebtedness) or series of similar transactions, arrangements, or relationships in which (i) the Company is a participant, (ii) the aggregate amount involved will or may be expected to exceed $120,000, and (iii) a related person has or will have a direct or indirect material interest. For purposes of this policy, a "related person" means (i) any of our directors, executive officers, or nominees for director, (ii) any stockholder that beneficially owns more than five percent of the Company's outstanding shares of common stock, and (iii) any immediate family member of the foregoing. The Nominating and Corporate Governance Committee approves or ratifies only those transactions that it determines in good faith are in, or are not inconsistent with, the best interests of the Company and its stockholders. The Nominating and Corporate Governance Committee may, in its discretion, submit certain transactions to the full Board of Directors for approval where it deems appropriate.

In determining whether to approve or ratify a transaction, the Nominating and Corporate Governance Committee takes into account the factors it deems appropriate, which may include, among others, the benefits to the Company, the availability of other sources for comparable products or services, the impact on a director's independence in the event the related person is a director, and the extent of the related person's interest in the transaction. The policy also provides for the delegation of its authority to the Chairman of the Nominating and Corporate Governance Committee for any related person transaction requiring pre-approval or ratification between meetings of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews and assesses ongoing relationships with a related person on at least an annual basis to see that they are in compliance with the policy and remain appropriate.

All approved related party transactions are communicated to the full Board of Directors by the Chairman of the Nominating and Corporate Governance Committee, or his designee. Mr. Dunlap beneficially owns shares representing 67.9% of the combined voting power of the Company's shareholders. Because of his beneficial ownership, Mr. Dunlap can effectively elect each member of the Board of Directors, including all members of the Nominating and Corporate Governance Committee, and has the power to defeat or remove each member.

Although there is no formal requirement for executive management of the Company to approve related party transactions, executive management reviews all related party transactions. Upon reviewing related party transactions, executive management takes into account the factors it deems appropriate, which may include, among others, the benefits to the Company, the availability of other sources for comparable products or services, the impact on a director's independence in the event the related person is a director, and the extent of the related person's interest in the transaction.

Each member of the Company's executive management has been hired by and is supervised by Mr. Dunlap and can be fired by him or otherwise penalized by him because he is the Chief Executive Officer.

During 2011, the Company entered into certain transactions and had business arrangements with Union Bank and Trust Company and Union Financial Services. These transactions were reviewed and approved by the Nominating and Corporate Governance Committee and reviewed by executive management. Union Bank and Trust Company and Union Financial Services are related persons as discussed below. We cannot affirm whether or not the fees and terms of each transaction are substantially the same terms as those prevailing at the time for transactions with persons that do not have a relationship with the company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). However, all related party transactions are based on available market information for comparable assets, products, and services and are extensively negotiated.

- *Union Bank and Trust Company* - Union Bank is controlled by Farmers & Merchants Investment Inc. ("F&M"), which owns 81.4% of Union Bank's common stock and 15.4% of Union Bank's non-voting preferred stock. Michael S. Dunlap, a significant shareholder, Chief Executive Officer, Chairman, and a member of the Board of Directors of the Company, along with his spouse, owns or controls 40.3% of the stock of F&M, while Mr. Dunlap's sister, Angela L. Muhleisen, owns or controls 38.6% of such stock. Mr. Dunlap serves as a director and co-president of F&M. Ms. Muhleisen serves as director and co-president of F&M and as a director, chairperson, president, and chief executive officer of Union Bank. At February 29, 2012, Union Bank beneficially owned 11.7% of the Company's common stock. F&M does not own 5% or more of the Company's stock; however, the stock holdings of both Union Bank and F&M are deemed to be beneficially owned by both Mr. Dunlap and Ms. Muhleisen, respectively. At February 29, 2012, Mr. Dunlap beneficially owned 36.9% of the Company's outstanding common stock and Ms. Muhleisen beneficially owned 18.1% of the Company's outstanding common stock.

- *Union Financial Services, Inc.* - Union Financial Services Inc. ("UFS") is a corporation which is owned 50% by Michael S. Dunlap, a significant shareholder, Chief Executive Officer, Chairman, and a member of the Board of Directors of the Company, and 50% by Stephen F. Butterfield, Vice Chairman and a member of the Board of Directors of the Company.

Transactions with Union Bank

The Company has entered into certain contractual arrangements with Union Bank. These transactions include:

- Loan purchases - During 2011, the Company purchased $0.1 million (par value) of FFELP student loans from Union Bank. No premiums were paid for these loan purchases.

- Loan servicing - As of December 31, 2011, the Company serviced $496.3 million of loans for Union Bank. Servicing revenue earned by the Company from this portfolio was $1.9 million for the year ended December 31, 2011.

- Funding - The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans (the "FFELP Participation Agreement"). The Company uses this facility as a source to fund FFELP student loans. As of December 31, 2011, $509.2 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short term basis. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $750 million or an amount in excess of $750 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheet.

  The Company has from time to time repurchased certain of its own asset-backed securities (bonds and notes payable). For accounting purposes, these notes have been effectively retired and are not included on the Company's consolidated balance sheet. However, these securities are legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. During 2010, the Company participated $218.7 million of these securities to Union Bank, as trustee for various grantor trusts, and obtained cash proceeds equal to the par value of the notes. The Company entered into a Guaranteed Purchase Agreement with Union Bank whereby it must purchase these notes back from Union Bank at par upon the request of Union Bank. As of December 31, 2010, $107.1 million of these securities were outstanding and subject to the participation agreement and were included in "bonds and notes payable" on the Company's consolidated balance sheet. During the first quarter of 2011, the Company redeemed all outstanding notes under this participation.

- Operating cash - The majority of the Company's cash operating bank accounts are maintained at Union Bank. The Company also invests cash in the Short term Federal Investment Trust ("STFIT") of the Student Loan Trust Division of Union Bank, which the Company uses as operating cash accounts. As of December 31, 2011, the Company had $119.5 million deposited at Union Bank in operating accounts or invested in the STFIT. Interest income earned from cash deposited in these operating cash accounts for the year ended December 31, 2011 was $0.2 million.

- 529 Plan administration - The Company provides certain 529 Plan administration services to certain college savings plans (the "College Savings Plans") through a contract with Union Bank, as the program manager. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans. In 2011, the Company received fees of $2.3 million from Union Bank related to the Company's administration services provided to the College Savings Plans.

- Lease arrangements - Union Bank leases space in the Company's corporate headquarters building. During 2011, Union Bank paid the Company approximately $73,000 for rent.

  On October 31, 2011, the Company entered into a lease agreement with Union Bank under which the Company leases office space of approximately 1,300 square feet for $25,000 per year. The initial term of the lease expires on November 30, 2012, and the lease agreement provides for automatic renewals each year. The Company paid Union Bank approximately $4,000 during 2011 in accordance with the lease agreement.

- Other fees paid to Union Bank - During 2011, the Company paid Union Bank approximately $353,000 for administrative services, commissions, and cash management fees.

- Other fees received from Union Bank - During 2011, the Company received approximately $169,000 from Union Bank related to an employee sharing arrangement and for providing health and productivity services.

- Investment services - In December 2010, Union Bank established various trusts whereby Union Bank serves as trustee for the purpose of purchasing, holding, and selling investments in student loan asset backed securities. The Company and Union Bank, in its individual capacity, have both invested money into the trusts. As of December 31, 2011, the Company and Union Bank had $8.0 million and $248.5 million, respectively, invested in the trusts.

  Prior to May 1, 2011, the Company and Union Bank employed certain individuals as dual employees and such employees provided consulting and advisory services to Union Bank as trustee for these trusts, and Union Bank agreed to pay the Company for the share of such employees' salary and benefits based on the value of such services rendered as well as the loss of value of such dual employees' services to the Company. On May 9, 2011, WRCM, an SEC-registered investment advisor and a subsidiary of the Company, entered into a management agreement with Union Bank, effective as of May 1, 2011, under which WRCM performs various advisory and management services on behalf of Union Bank with respect to investments in securities by the trusts, including identifying securities for purchase or sale by the trusts. The agreement provides that Union Bank will pay to WRCM annual fees of 25 basis points on the outstanding balance of the investments in the trusts. As of December 31, 2011, the outstanding balance of investments in the trusts was $394.2 million. In addition, Union Bank will pay additional fees to WRCM of up to 50 percent of the gains from the sale of securities from the trusts. For the year ended December 31, 2011, the Company recognized $5.1 million of fee revenue related to this agreement.

- Defined contribution plan - Union Bank administers the Company's 401(k) defined contribution plan. Fees paid to Union Bank to administer the plan, approximately $270,000 in 2011, are paid by the plan's participants.

- Letter of credit - Union Bank has issued a $25,000 letter of credit for the Company's benefit. Union Bank charged no fee for providing this service.

The net aggregate impact on the Company's consolidated statements of income for the year ended December 31, 2011 related to the transactions with Union Bank as described above was income of approximately $4.3 million. See note 19 of the notes to the consolidated financial statements included in the Company's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2011 for additional information related to the transactions between the Company and Union Bank.

The Company intends to maintain its relationship with Union Bank, which the Company's management believes provides certain benefits to the Company. Those benefits include Union Bank's knowledge of and experience in the FFELP industry, its willingness to provide services, and at times liquidity and capital resources on an expedient basis, and the proximity of Union Bank to the Company's corporate headquarters located in Lincoln, Nebraska.

The majority of the transactions and arrangements with Union Bank are not offered to unrelated third parties or subject to competitive bids. Accordingly, these transactions and arrangements not only present conflicts of interest, but also pose the risk to the Company's shareholders that the terms of such transactions and arrangements may not be as favorable to the Company as it could receive from unrelated third parties. Moreover, the Company may have and/or may enter into contracts and business transactions with related parties that benefit Mr. Dunlap and his sister, as well as other related parties, that may not benefit the Company and/or its minority shareholders.

Transactions with Union Financial Services

The Company owns a majority interest in an aircraft due to the frequent business travel needs of the Company's executives and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. UFS owns the remaining interest in the same aircraft. On March 1, 2012, the Company sold an additional 9.753% of its ownership in the aircraft to UFS for total consideration of approximately $156,000. After this transaction, the Company and UFS own 65% and 35% of the aircraft, respectively. The aircraft joint ownership agreement between the Company and UFS for this aircraft will continue in effect on a month to month basis until terminated by mutual agreement. UFS will have the right to require the Company to purchase UFS's interest in the aircraft for an amount equal to UFS's pro rata portion (determined on the basis of its ownership percentage) of the aircraft's fair market value at that time. If the term of the joint ownership agreement is not extended by agreement of the Company and UFS, the aircraft must be sold and the net proceeds from the sale distributed to the Company and UFS in proportion to their ownership percentages. Under an aircraft maintenance agreement among the Company, UFS, and an unrelated aviation service company, a total of approximately $0.5 million in management fees was paid to the service company in 2011, which amount was allocated to the Company and UFS based on their respective ownership percentages. The maintenance agreement also provides that the Company must pay for all flight operating expenses for each flight conducted on its behalf, with a corresponding obligation by UFS, and that both the Company and UFS must pay their pro-rata portion, based on actual use percentages, of the cost of maintaining the aircraft.

Other Transactions

During 2011, Mr. Dunlap established six separate grantor retained annuity trusts and three separate other irrevocable trusts in which WRCM has been designated to serve as investment advisor. Mr. Dunlap contributed a total of 3,375,000 shares of Class B common stock to the trusts, and the management agreement for the trusts provides that WRCM shall be paid annual fees of 5 basis points of the aggregate value of assets of the trusts as of the last day of each calendar quarter.

On February 9, 2012, WRCM established a private investment fund (the "Fund") for the primary purpose of purchasing, selling, investing, and trading, directly or indirectly, in student loan asset-backed securities ("Student Loan ABS"), and to engage in financial transactions related thereto. As of the date the Fund was established, the total amount invested in the Fund was $48.9 million, and Mr. Dunlap, UFS, Jeffrey R. Noordhoek (an executive officer of the Company), F&M, Ms. Muhleisen and her spouse, and WRCM had investments in the Fund in the amounts of $2.5 million, $1.0 million, $1.0 million, $2.0 million, $2.6 million, and $0.1 million, respectively. The management agreement for the Fund provides that WRCM will earn 50 basis points (annually) from the Fund on the outstanding balance of the investments in the Fund, of which WRCM will pay approximately 50 percent of such amount to Union Bank as custodian. In addition, WRCM will earn up to 50 percent of the gains from the sale of securities from the Fund. The Company's Nominating and Corporate Governance Committee and Board of Directors have reviewed and approved the establishment of the Fund, the investment participation in the Fund by the above-named parties, the compensation arrangements for WRCM and the associated individuals from the Company managing the Fund, and the Student Loan ABS investments made by the Fund.

During 2011, the Company provided group life insurance policies for its employees through Assurity Life Insurance Company ("Assurity"). The Company paid Assurity approximately $288,000 in premiums related to those policies during 2011. Mr. Henning, who serves on the Company's board of directors, is the president and chief executive officer of Assurity.

In addition to the foregoing, from time to time, the Company, some of the Company's executive officers, and some of the members of the Company's Board of Directors invest in small or startup companies, often in the Company's local community. In some cases, executive officers of the Company may also serve as members of the Board of Directors of such companies in connection with the investment.

The Company and Mr. Dunlap have invested $100,000 and $225,000, respectively, in Agile Sports, Inc. Agile Sports, Inc. is located in Lincoln, Nebraska and helps coaches and players of various sports prepare more efficiently through a web-based platform. In March 2011, Mr. Dunlap began serving on the Board of Directors of Agile Sports, Inc.

In November 2010, the Company and certain executive officers and board members invested a total of $1.5 million in Xuba, LLC. Xuba, LLC is located in Omaha, Nebraska and offers an innovative social commerce model that delivers a personalized customer experience to its clients. The investors and amount invested include the Company ($1.0 million) and certain executive officers and board members ($0.5 million, including $250,000 invested by UFS and $150,000 by Jeffrey R. Noordhoek, the Company's president). Mr. Noordhoek is a Director of Xuba, LLC.

In January 2012, the Company and certain executive officers invested a total of $420,000 in Capricorn Healthcare and Special Opportunities, LP ("Capricorn"). Capricorn is located in Palo Alto, California and is a limited partnership that primarily invests in healthcare-related companies. The investors and amount invested include the Company ($200,000), Mr. Dunlap ($200,000), and Mr. Noordhoek ($20,000).

Neither the Company, the Company's executive officers, nor members of the Company's Board of Directors, individually or in the aggregate, owns a majority interest in any of these companies.

While the Company does not deem these investments to be related party transactions, the Company reports investment activity of this type to the Board of Directors.

AUDIT COMMITTEE REPORT

Report of the Board Audit Committee

The Audit Committee of the Board of Directors (the "Committee") is responsible for the oversight of the integrity of the Company's consolidated financial statements, the Company's system of internal control over financial reporting, the Company's policy standards and guidelines for risk assessment and risk management, the qualifications and independence of the Company's independent auditor, the performance of the Company's internal and independent auditors, and the Company's compliance with legal and regulatory requirements. The Committee has the sole authority and responsibility to select, determine the compensation of, evaluate, and, when appropriate, replace the Company's independent auditor. The Committee is currently comprised of three independent directors and operates under a written charter adopted by the Board, a copy of which is available at www.nelnetinvestors.com. The Board has determined that each Committee member is independent under the standards of director independence established under the Company's Corporate Governance Guidelines and the New York Stock Exchange listing requirements and is also independent under applicable independence standards of the Exchange Act.

The Committee serves in an oversight capacity and is not part of the Company's managerial or operational decision-making process. Management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and for the report on the Company's internal control over financial reporting. The Company's independent auditor, KPMG LLP, is responsible for auditing those financial statements and expressing an opinion as to their conformity with generally accepted accounting principles and for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to oversee the financial reporting process and to review and discuss management's report on the Company's internal control over financial reporting. The Committee relies, without independent verification, on the information provided to it and on the representations made by management, the internal auditor, and the independent auditor.

The Committee held eight meetings during 2011. The Committee, among other things:

- Reviewed and discussed the Company's earnings releases, Quarterly Reports on form 10-Q, and Annual Report on form 10-K, including the consolidated financial statements

- Reviewed and discussed the Company's policies and procedures for risk assessment and risk management and the major risk exposures of the Company and its business units, as appropriate

- Reviewed and discussed the annual plan and the scope of the work of the internal auditor for fiscal 2011 and summaries of the reports to management by the internal auditor

- Reviewed and discussed the annual plan and scope of the work of the independent auditor

- Reviewed and discussed reports from management on the Company's policies regarding applicable legal and regulatory requirements

- Met with KPMG LLP, the internal auditor, and Company management in separate executive sessions

The Committee reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2011 with management, the internal auditor, and KPMG LLP. The Committee reviewed and discussed the critical accounting policies as set forth in the Company's Annual Report on Form 10-K, management's annual report on the Company's internal control over financial reporting, and KPMG LLP's opinion on the effectiveness of internal control over financial reporting. The Committee also discussed with management and the internal auditor the process used to support certifications by the Company's Chief Executive Officer and Chief Financial Officer that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany the Company's periodic filings with the SEC and the processes used to support management's annual report on the Company's internal control over financial reporting.

The Committee discussed with KPMG LLP matters that independent accounting firms must discuss with audit committees under generally accepted auditing standards and standards of the Public Company Accounting Oversight Board, including, among other things, matters related to the conduct of the audit of the Company's consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees). This review included a discussion with management and KPMG LLP as to the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures within the Company's consolidated financial statements, including the disclosures relating to critical accounting policies.

KPMG LLP also provided to the Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Committee concerning independence. The Committee discussed with KPMG LLP their independence from the Company. When considering KPMG LLP's independence, the Committee considered if services they provided to the Company beyond those rendered in connection with their audit of the Company's consolidated financial statements, reviews of the Company's interim condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q, and their opinion on the effectiveness of the Company's internal control over financial reporting were compatible with maintaining their independence. The Committee also reviewed and pre-approved, among other things, the audit, audit-related, and tax services performed by KPMG LLP. For tax services, the pre-approval included discussion with KPMG concerning their independence as required by the Public Company Accounting Oversight Board Rule 3524 (Audit Committee Pre-approval of Certain Tax Services). The Committee received regular updates on the amount of fees and scope of audit, audit-related, and tax services provided.

Based on the Committee's review and these meetings, discussions, and reports, and subject to the limitations on the Committee's role and responsibilities referred to previously and in the Audit Committee Charter, the Committee recommended to the Board that the Company's audited consolidated financial statements for the year ended December 31, 2011 be included in the Company's 2011 Annual Report on Form 10-K for filing with the SEC.

The Committee has also selected KPMG LLP as the Company's independent auditor for the year ending December 31, 2012 and is presenting the selection to the shareholders for ratification.

Respectfully submitted,

Thomas E. Henning, Chairman
Kathleen A. Farrell
Brian J. O'Connor

PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee selects the Company's independent registered public accounting firm. This proposal is put before the shareholders because the Board believes that it is good corporate practice to seek shareholder ratification of the selection of the independent registered public accounting firm. If the appointment of KPMG LLP is not ratified, the Audit Committee will evaluate the basis for the shareholders' vote when determining whether to continue the firm's engagement.

The Board of Directors of the Company recommends a vote FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for 2012.

The affirmative vote of the holders of a majority of the shares of common stock present or represented and entitled to be voted at the Annual Meeting is required to ratify the appointment of KPMG LLP. Unless marked to the contrary, proxies will be voted FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for 2012.

Representatives of KPMG LLP are expected to attend the Annual Meeting and to respond to appropriate questions from shareholders present at the meeting and will have an opportunity to make a statement if they desire to do so.

Independent Accountant Fees and Services

Aggregate fees for professional services rendered by KPMG LLP for the years ended December 31, 2011 and 2010 are set forth below.

		2011	2010
Audit fees	$	638,125	577,309
Audit-related fees		830,613	1,105,595
Tax fees		110,920	168,582
All other fees		1,500	1,500
Total	$	1,581,158	1,852,986

Audit fees were for professional services rendered for the audits of the consolidated financial statements of the Company and subsidiary audits, the audit on the effectiveness of the Company's internal control over financial reporting, and consents. Audit-related fees were for assurance and other services related to service provider compliance reports, employee benefit plan audits, agreed-upon procedures, and consultations concerning financial accounting and reporting standards.

Tax fees were for services related to tax compliance and planning.

All other fees represent the amount paid by the Company for access to an on-line accounting and tax reference tool.

The Audit Committee's pre-approval policy and procedures are outlined in its charter. The Audit Committee has the sole authority to appoint, retain, and terminate the Company's independent auditor, which reports directly to the Audit Committee. The Audit Committee is directly responsible for the evaluation, compensation (including as to fees and terms), and oversight of the work of the Company's independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review, or attestation services for the Company. All related fees and costs of the independent auditor, as determined by the Audit Committee, are paid promptly by the Company in accordance with its normal business practices. All auditing services and permitted non-audit services performed for the Company by the independent auditor, including the services described above, are pre-approved by the Audit Committee, subject to applicable laws, rules, and regulations. The Audit Committee may form and delegate to a subcommittee the authority to grant pre-approvals with respect to auditing services and permitted non-auditing services, provided that any such grant of pre-approval shall be reported to the full Audit Committee at its next meeting.

PROPOSAL 3 - ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Section 14A of the Securities Exchange Act of 1934, added by the Dodd-Frank Wall Street Reform and Consumer Protection Act, requires that the Company provide its shareholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of the Company's Named Executives Officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission. The Company is therefore providing its shareholders with the opportunity to cast an advisory vote on executive compensation as described below. The Company believes that it is appropriate to seek the views of shareholders on the design and effectiveness of the Company's executive compensation program.

Based on the results of the advisory vote on the frequency of future advisory votes on executive compensation at the Company's 2011 annual meeting of shareholders, where the Company's shareholders voted in favor of holding an advisory vote on executive compensation every year (as opposed to every two years or every three years), and consistent with the Board of Directors' previous recommendation to the Company's shareholders in connection with such frequency vote, the Board of Directors determined that, until the next vote on the frequency of holding advisory votes on executive compensation, the Company will hold a non-binding advisory vote on executive compensation every year. Therefore, the next advisory vote on executive compensation will occur at the Company's 2012 annual meeting of shareholders. The Company must hold an advisory vote on the frequency of holding advisory votes on executive compensation at least once every six years.

As described in the Compensation Discussion and Analysis section of this Proxy Statement, the Company's objective for its executive compensation program is to attract, motivate and retain executives who will contribute to the Company's long-term success and the creation of shareholder value. The Company seeks to accomplish this objective in a way that rewards performance and is aligned with its shareholders' long-term interests, and the Company's compensation programs are designed to reward the

Named Executive Officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased shareholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

The framework and executive compensation philosophy are established by an independent Compensation Committee of the Board of Directors. The following items reflect our commitment to pay for performance and to maintain a strong executive compensation governance framework:

- Incentive plans that are based upon targets that are approved annually by the Compensation Committee.
- The peer group of companies used to benchmark executive compensation levels is carefully selected and reviewed.
- An annual risk assessment conducted by the Compensation Committee to evaluate whether incentive programs drive behaviors that are demonstrably within the risk management parameters it deems prudent.
- A robust share ownership and retention policy.

The Compensation Discussion and Analysis and the compensation tables and disclosures provided in this Proxy Statement describe the Company's executive compensation program in more detail, and discuss the following key elements of the program:

- Mr. Dunlap's salary as Chief Executive Officer is $500,000 per year and has not been increased since 2006, and his annual performance-based incentive opportunity will not exceed an additional $500,000.
- Mr. Dunlap beneficially owns 17.4 million shares, or 36.9%, of the Company's outstanding Class A and Class B common stock, which significantly aligns his interests with the shareholders' interests.
- None of the Named Executive Officers has an employment agreement or severance arrangement. In addition, the Company generally does not provide any perquisites, tax reimbursements, or change in control benefits to the Named Executive Officers that are not available to other employees.
- Each of the Named Executive Officers is employed at-will and is expected to demonstrate exceptional personal performance in order to continue serving as a member of the executive team.

The Company believes the compensation program for the Named Executive Officers is instrumental in helping the Company achieve its strong financial performance, and is asking shareholders to approve the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement, including in the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables.

The vote on this proposal is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission. As an advisory vote, the vote on this proposal is not binding upon the Company, the Board of Directors, or the Compensation Committee. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

Accordingly, the Company's shareholders are asked to vote on the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2012 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2011 Summary Compensation Table, and the other related tables and disclosure."

The Board of Directors recommends a vote FOR the approval of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement.

OTHER SHAREHOLDER MATTERS

Householding

Under SEC rules, we are allowed to send in a single envelope our Notice of Internet Availability of Proxy Materials or a single copy of our proxy solicitation and other required annual meeting materials to two or more shareholders sharing the same address.

We may do this only if the shareholders at that address share the same last name or if we reasonably believe that the shareholders are members of the same family or group. If we are sending a Notice, the envelope must contain a separate Notice for each shareholder at the shared address. Each Notice must also contain a unique control number that each shareholder will use to gain access to our proxy materials and vote online. If we are mailing a paper copy of our proxy materials, the rules require us to send each shareholder at the shared address a separate proxy card.

We believe these rules are beneficial to both our shareholders and to us. Our printing and postage costs are lowered anytime we eliminate duplicate mailings to the same household. However, shareholders at a shared address may revoke their consent to the householding program and receive their Notice in a separate envelope, or, if they have elected to receive a full copy of our proxy materials in the mail, receive a separate copy of these materials. If you receive a single set of proxy materials but prefer to receive separate copies for each registered account in your household, please contact our agent, Broadridge, at: 1-800-542-1061, or in writing at: Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Broadridge will remove you from the householding program within 30 days of receipt of your request, following which you will begin receiving an individual copy of the material.

You can also contact Broadridge at the phone number above if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Other Business

On the date that this Proxy Statement is first made available to shareholders, the Board of Directors has no knowledge of any other matter which will come before the Annual Meeting other than the matters described herein. However, if any such matter is properly presented at the Annual Meeting, the proxy solicited hereby confers discretionary authority to the proxies to vote in their sole discretion with respect to such matters, as well as other matters incident to the conduct of the Annual Meeting.

Shareholder Proposals for 2013 Annual Meeting

Shareholder proposals intended to be presented at the 2013 Annual Meeting of Shareholders, currently scheduled for May 23, 2013, must be received at the Company's offices at 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508, Attention: Corporate Secretary, on or before December 14, 2012, to be eligible for inclusion in the Company's 2013 proxy materials. The inclusion of any such proposal in such proxy materials shall be subject to the requirements of the proxy rules adopted under the Exchange Act, (the "Proxy Rules"). The submission of a shareholder proposal does not guarantee that it will be included in the Company's Proxy Statement.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board of Directors, in compliance with federal proxy rules, applicable state law, and other legal requirements and without seeking to have the proposal included in the Company's Proxy Statement pursuant to the Proxy Rules. The Company's By-Laws provide that the Secretary of the Company must receive any such proposal or nominations for the Company's 2013 Annual Meeting between January 23 and February 22, 2013 (90 to 120 days before the 2013 Annual Meeting date). The notice must contain the information required by the Company's By-Laws. A proxy may confer discretionary authority to vote on any matter at a meeting if the Company does not receive notice of the matter within the time frame described above. A copy of the Company's By-Laws is available at the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" - "Corporate Documents" or is available upon request to: Nelnet, Inc., 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Chairman of the meeting may exclude matters that are not properly presented in accordance with these requirements.

MISCELLANEOUS

The information referred to under the captions "Compensation Committee Report," and "Audit Committee Report" (to the extent permitted under the Securities Act of 1933, as amended (the "1933 Act")) (i) shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or the liabilities of Section 18 of the Exchange Act, and (ii) notwithstanding anything to the contrary that may be contained in any filing by the Company under the Exchange Act or the 1933 Act, shall not be deemed to be incorporated by reference in any such filing.